As confidentially submitted to the Securities and Exchange Commission on December 20, 2019.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

IBEX LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bermuda	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Crawford House, 50 Cedar Avenue
Hamilton HM11, Bermuda
(441) 295-6500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Dechant, Chief Executive Officer
IBEX LIMITED
1700 Pennsylvania Avenue NW, Suite 560
Washington, DC 20006
(202) 580-6200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher C. Paci, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500	Joseph C. Theis, Jr., Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Shares, par value $0.000111650536 per share		$	$	$

(1)	Includes common shares subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated          , 2020

PRELIMINARY PROSPECTUS

         Shares

IBEX LIMITED

COMMON SHARES

This is an initial public offering of common shares of IBEX Limited. We are offering             common shares.

Prior to this offering, there has been no public market for our common shares. We anticipate that the initial public offering price will be between $            and $            per share. We have applied to list our common shares on the Nasdaq Global Market under the symbol “IBEX.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, will be subject to reduced public company reporting requirements.

After completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules because our parent company, The Resource Group International Limited, will own          % of our then outstanding common shares. See “Prospectus Summary—Controlled Company Status,” “Principal Shareholders” and “Risk Factors— Risks Related to Our Common Shares and this Offering.”

Investing in our common shares involves substantial risk. Please refer to the “Risk Factors” on page 18.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

Delivery of the common shares is expected to be made on or about             , 2020.

We have granted the underwriters a 30-day option to purchase up to an additional           common shares at the initial public offering price less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Baird

           , 2020

ibex.

Welcome to a new day in customer interactions.

introducing

CLX

Meet CLX, the Customer Lifecycle Experience™ suite, a perfectly disruptive synthesis of people, technology, and expertise, dedicated to solving the dynamic customer acquisition, support and engagement challenges of brands worldwide

Acquire.

From clicks to conversions in seconds.

Digital Marketing & Conversion

Engage.

Worldwide customer conversations.

Customer Sales & Support

Experience.

Tranformative brand experiences.

Customer Experience & Delight

Scale | Interactions | Impact

Industry-Leading Revenue Growth

10%+ CAGR [1]

Unparalleled Service

138m

Sales, Care, and Technical Support interactions [3]

Satisfaction Guaranteed

68 NPS

score on client satisfaction survey [5]

Our People

20k+

employees worldwide [2]

Customer Acquisition

4m

customer acquisition calls generated this year [4]

Client Retention

100%

retention of our Top 25 Clients [6]

Worldwide Operations

24

Contacts Centers in 7 countries [2]

Customer Insights

13.7m

customer experiences analyzed [4]

Revenue Generation

$2.3b USD

Lifetime Value generated for our clients in 2019 [7]

1. 5 year Revenue Growth CAGR from 2014 - 2019

2. As of June 30, 2019.

3.Represents the aggregate number of incoming customer services calls, incoming technical support calls, outgoing sales call and non-voice interactions, such as email or chat, which occurred in fiscal year 2019.

4. For the fiscal year ended June 30, 2019

5. Based on the 2019 ibex Client Satisfaction Survey

6. For the fiscal year ended June 30, 2019. Top 25 clients represent over 95% of our revenue in fiscal year ended June 30, 2018

7. This represents Ibex management's estimate of annual lifetime revenue generated for clients of the Customer Acquisition segment. Estimate based on average revenue per user multiplied by average customer lifetime duration multiplied by total number of users. Based on Ibex management's experience, industry churn rates vary between 2% and 3%, which imply an average customer lifetime duration of 30 months. Furthermore, based on Ibex management's experience, the average revenue per user is $112, with an average install rate of 60%. The Company generated approximately 1.16m users in fiscal year 2019.

Prospectus

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with any information, or to make any representations, other than as contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take responsibility for, and provide assurance as to, the reliability of any information or representations that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus and we undertake no obligation to update such information, except as may be required by law.

i

Prospectus Summary

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the financial statements. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, the terms “IBEX,” “we,” “us,” “our,” the “Company,” the “Issuer” and “our business” refer to IBEX Limited, together with our consolidated subsidiaries.

This prospectus includes our trademarks as “IBEX,” which are protected under applicable intellectual property laws and are the property of IBEX Limited or our subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.

Overview

We are a leading provider of technology-enabled customer interaction solutions for enterprise clients. We consider ourselves specialists in connecting leading brands to their customers using a multitude of channels and technologies.

Our solutions span the entire customer lifecycle and range from broad-based integrated offerings to more customized solutions focused on particular client needs. Through our integrated Customer Lifecycle Experience (“CLX”) platform, we offer a comprehensive portfolio of omni-channel, multi-lingual solutions to our clients, optimizing customer acquisition, engagement and experience.

Our CLX Suite of Solutions
Acquire	Engage	Experience
Digital Marketing	Customer Service	Multi-Channel Digital Surveys
Lead Generation	Billing Support	Real-Time Issue Resolution
Online Sales	Technical Support	Analytics & Business Intelligence
Optimization	Up-Sell/Cross-Sell Retention / Renewals	Text / Sentiment Analytics
Lead Conversion	Win-backs

Historically, these solutions were generally provided on a standalone basis, with different providers specializing in point solutions along the customer lifecycle. However, as the customer journey becomes more challenging and complex, and as enterprises increase their focus on understanding consumer needs in light of the prevalence of immediate feedback channels, clients are starting to look at these solutions in an increasingly comprehensive manner. As specialists in constructing outsourced customer interaction solutions, we are able to develop customized end-to-end solutions centered on enhancing our clients’ brands and leveraging our agent, technology and analytics capabilities. In particular, we believe that our ability to seamlessly address client needs along the full customer lifecycle provides a vital point of differentiation from other providers and allows for engagement with client decision-makers in a more strategic manner.

Our suite of customer-centric solutions combines sophisticated technology and proprietary analytics, together with our global contact and delivery center footprint and business process outsourcing (“BPO”) expertise, allow us to protect and enhance our clients’ brands and grow their businesses. Our global delivery network, which incorporates onshore, nearshore and offshore BPO capabilities, allows us to be flexible in deploying solutions that meet our clients’ unique needs. We managed approximately 138 million interactions with consumers on behalf of our clients in fiscal 2019 through an omni-channel approach, using voice, web, chat and email. Although traditional voice channels still account for a substantial majority of our revenue, non-voice digital channels (web, chat, email) are gaining importance and increasingly represent a larger portion of our revenue mix. Our revenue from non-voice channels as a percentage of total revenue increased from 4.4% in the fiscal year ended June 30, 2016 to 12.7% in the fiscal year ended June 30, 2019. Through internally-developed technology and third-party platforms, we are increasingly utilizing automation, analytics and artificial intelligence to enhance the effectiveness of many of our solutions.

Our clients consist primarily of Fortune 500 brands, across a broad range of industries that have large customer bases that rely on outsourced providers to maximize customer retention and improve customer expansion. Increasingly, our client base includes faster growing brands in high-growth segments of our target markets, such as technology, e-commerce and consumer services, where we have launched a successful initiative called “Velocity” to target these high-growth clients. The success in our Velocity initiative and our growth with high-growth technology, e-commerce and consumer services clients is a key driver in the increase of our revenue from non-voice channels. Between fiscal 2015 and fiscal 2019, our revenue attributable to the high-growth Velocity client segment increased at a 230% CAGR. In fiscal 2019, we derived 22% of our total revenue, up from 0.2% in fiscal 2015 from our Velocity clients.

Our delivery centers are strategically located in labor markets with relatively low levels of resource competition, which enables us to attract, hire and retain a highly engaged, trained and motivated workforce, which results in high levels of client satisfaction. In recent years, we have opened all of our new delivery centers in lower-cost markets outside the United States, such as the Philippines and Jamaica, where we have been successful in offering our clients a lower cost base while maintaining high levels of quality. We believe that a key to our success has been our development of a unique IBEX brand within these labor markets, where we have an attractive work culture, evidenced by multiple awards.

We believe we have successfully and continuously taken share in the market and, as such, we have maintained a growth trajectory that is significantly in excess of our broader industry. Furthermore, our profitability has increased at a rate significantly higher than our revenue growth. For the fiscal year ended June 30, 2019, our revenues were $368.4 million, our net income was $11.0 million, our net loss, continuing operations, was $4.5 million and our Adjusted EBITDA from continuing operations was $36.3 million. For the fiscal year ended June 30, 2018, our revenues were $342.2 million, our net loss was $15.9 million, our net loss, continuing operations, was $20.8 million and our Adjusted EBITDA from continuing operations was $4.3 million. See “Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss)/Income” on page 16. Our results of operations for the fiscal year ended June 30, 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases. Our financial position at June 30, 2019 and our results of operations for the fiscal years ended June 30, 2019 and 2018 reflect our disposition of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and its treatment as a discontinued operation. Our results of operations for the fiscal year ended June 30, 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases. IFRS 15 has been implemented using the cumulative effect method, and IFRS 16 using the modified retrospective approach. As a consequence, comparative amounts for the fiscal year ended June 30, 2018 are not restated to reflect the adoption of IFRS 15 and IFRS 16 but instead continue to reflect our accounting policies under IAS 18, Revenue, and IAS 17, Leases. For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.” For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.

Market Opportunity

We estimate that the total current addressable market for our suite of CLX solutions is well over $100 billion, and is comprised of the following areas of opportunity:

•	Customer Engagement – The largest portion of our addressable market is the customer care segment within the BPO industry, which makes up the largest portion of our revenue and corresponds to the “engage” portion of the customer lifecycle. International Data Corporation (“IDC”), a leading information technology research firm, estimates that the worldwide BPO market was approximately $204 billion in 2019 and expects it to grow to approximately $244 billion by 2023. Within this market, the customer care segment is the largest horizontal market (in addition to human resources, finance & accounting and procurement), with approximately $76 billion of revenues in 2019 and expected to grow to $90 billion in revenues by 2023. Within the United States, customer care BPO spend accounted for $43 billion in 2019 and is expected to grow to $49 billion by 2023.
•	Customer Acquisition – Our customer acquisition solution is enabled primarily by digital marketing, which is one of the fastest growing segments of the media advertising industry. According to eMarketer, a leading market research company, digital marketing will make up 60.5% of all advertising spending by 2023. A significant portion of this fast-growing market consists of outsourced customer acquisition specialists, who have primarily adopted a pay-for-performance business model in which advertisers only compensate marketers once a target consumer has taken a particular action, such as filling out an information form or completing a purchase of a product or service. According to eMarketer, a leading market research company, in 2020 $54 billion is expected to be spent annually on paid search in North America, our primary digital marketing channel. The market is projected to continue to grow in the near term and is rapidly evolving due to increased expectations for BPO vendors to innovate and constantly improve service quality.
•	Customer Experience Management and Analytics – With unprecedented access to technology, data and choices, customers have elevated expectations about being heard, as well as how companies take action and respond in real time. As consumers gravitate toward digital channels (websites, mobile and social media), enterprises are seeking more technologically advanced solutions to collect data in real time and to harness the insights yielded by advanced analytics performed on those data to provide customized customer experiences. MarketsandMarkets, a leading B2B market research firm, estimates that the global customer experience management market will grow at a 13.3% compound annual growth rate (“CAGR”), from $7.8 billion in 2019 to over $14.5 billion in 2023, with North America representing approximately $2.9 billion of market share in 2019. Similarly, Market Research Future estimates that the global market for customer experience analytics will increase to $12 billion by 2023.

Key Market Trends

A number of trends are driving growth and transformation in the outsourced customer interactions market, as well as a convergence of the market segments discussed above. Clients are increasingly making purchase decisions based on vendors’ ability to improve customer experience and enhance brand loyalty, and with a primary focus on revenue generation rather than cost savings. In addition to clients in established industries, emerging industries in the technology and consumer services sectors are changing the mix of solutions, channels and delivery locations. We believe that participants in the CLX market that have a technology-oriented and integrated solution will be best positioned to address the following key industry trends:

Focus on Customer Experience

•	Importance of the Customer Experience – As brands recognize that feedback mechanisms, such as social media, can rapidly impact brand perception in a positive or negative manner, the importance of delivering an exceptional customer experience has become a top priority for companies.
•	Consumer Centricity – Customer expectations and behaviors are changing dramatically. Enabled by immediate feedback channels, such as social media, consumers expect that enterprises meet their needs and preferences instantaneously in return for brand loyalty and greater share of customer spend. Accordingly, enterprises are more focused on understanding their consumers’ needs and are demanding outsourced customer engagement partners that can deliver customer-centric solutions in an omni-channel manner that maximize customer lifetime value.

Outsourcing/Vendor Developments

•	Reliance on Outsourcing – Enterprises are more frequently relying on outsourced providers to address their needs across the entire customer lifecycle. Mature companies seek to automate across business functions as their needs are becoming more diversified. Companies in emerging sectors outsource due to their limited experience or resources to manage increasing volumes of customer interactions.
•	Champion-challenger model – We believe that clients are employing a “champion-challenger” model in their procurement of outsourced customer interaction services, in which nimbler, more innovative providers compete effectively against much larger vendors.
•	Integrated Providers Capturing Market Share – We believe clients sourcing multiple outsourced solutions across the customer lifecycle from integrated providers of outsourced customer interaction solutions will result in such integrated providers capturing increasing volumes of business from those clients.
•	Flexible Delivery Model – Clients are increasingly differentiating among providers based on availability of a flexible delivery model that can offer a mix of onshore, nearshore and offshore capabilities.

End Market/Client Trends

•	Integrated Technology Solutions for Mature Sectors – Fortune 500 companies that historically utilized traditional live-agent, voice-based services are now integrating new technology-enabled solutions that include multi-channel delivery, self-serve options and automation. Such solutions allow them to achieve greater operational flexibility and innovate their service offerings.
•	Solutions Catered to High-Growth Sectors – The challenges that new economy “disruptors” face consist largely of managing high growth within their customer base, while simultaneously maintaining a high-quality customer experience. In contrast to mature business models, these emerging companies have generally not focused on developing large-scale insourced customer operations; therefore, they rely on external partners that can deliver customer service, engagement and support while maintaining the quality of their brands. Most of these companies source their customer interaction needs from lower-cost locations outside their home markets.

Impact of Technology

•	Data and Analytics – Enterprises are increasingly demanding that their providers of customer interaction solutions integrate data with their core service offerings to drive superior outcomes. These business intelligence tools yield actionable insights that enable clients to address customer issues in real time. We expect that investments in automation, digitization and machine learning will be key drivers in the industry as clients seek to adopt more technology-intensive ways of servicing their customers.
•	Artificial Intelligence to Enhance Service Delivery – With the increasing applicability of artificial intelligence (“AI”) in enhancing business processes, the customer care industry is starting to integrate AI into its range of solutions.

Our Solutions

We work closely with our clients to optimize their customer interactions by offering technology-enabled solutions through our integrated CLX platform. Our solutions help our clients protect and enhance their brands, grow their customer bases, retain their customers, and maximize customer lifetime value. Our comprehensive offering of customizable solutions drives deep customer integration and long-term trusted relationships with our clients. Our solutions can be procured on a stand-alone, point solution basis, or in an integrated manner covering multiple solutions across the customer lifecycle.

Our Customer Engagement solution is the core of our CLX platform and generates the majority of our revenue. This solution is comprised of customer service (providing information about our clients and their products or services), technical support (providing specialized teams to provide information, assistance and technical guidance to our clients’ customers on a specific product or service) and other value-added outsourced back office services (finance and accounting, marketing support, sales operations, and human resources administration). We deliver this solution through our omni-channel platform, which integrates voice, email, chat, SMS, social media and other communication applications.

Our Customer Engagement solution also includes offerings that combine our traditional BPO solutions with our sales and acquisition-oriented delivery center capabilities to allow our existing clients to further mine their current customer base. These offerings include cross-selling and up-selling our clients’ products and services, maximizing customer retention and winning back customers that have transitioned away from our clients. We supplement our core customer engagement offerings with a set of offerings that cover the entire customer lifecycle.

In our Customer Acquisition solution, we work with consumer-facing businesses to acquire customers for them. We are typically compensated by our clients on a pay-per-performance basis, where we earn a commission upon the successful addition of a new customer. Most of our customer acquisition solutions involve two steps: (1) generating or purchasing a lead or a prospect, and (2) converting that lead or prospect into a customer, most frequently through a voice-based channel.

In our Customer Experience solution, we offer a comprehensive suite of proprietary software tools to measure, monitor and manage our clients’ customer experience, as well as a set of analytics capabilities that interpret data generated by our interactions and deliver recommendations to the benefit of their operations and brand. By applying these tools, we enable our clients to improve retention of their customers, identify and manage service issues in real time, predict future behavior and enhance overall customer satisfaction. Our platform includes management of omni-channel surveys, interactive artificial intelligence, text analytics and sentiment analysis, a business intelligence suite and case management capabilities. Given the significant preponderance of voice interactions within our solutions, we utilize technologies such as speech-to-text to deploy the above analytic tools.

We also offer solutions that go beyond our customer lifecycle platform, which are deployed on an opportunistic basis to strengthen our client relationships. These solutions include technology and infrastructure outsourcing, as well as the outsourcing of finance, accounting and human resources functions.

Over the past five years, we have invested significant resources into building and deploying a scalable CLX platform, which includes next-generation software products and modules, deployed across the full customer lifecycle journey, driving revenue growth, productivity improvements, experience enhancement and competitive differentiation. We believe that we have built an industry-leading, comprehensive suite of software products and applications, deployed at enterprise scale across multiple industries along the full consumer lifecycle. In particular, we have integrated AI functionality into multiple portions of our CLX solution set. For example, in our Customer Acquisition offering, we have developed a technology called Brain that uses AI to better match our search engine keyword bidding with our available call center capacity. For our core Customer Engagement offering, we deploy third party technologies such as Afiniti and Cogito that enhance the outcome of the customer interaction. Our technology innovations make our outsourced customer interaction solutions highly-respected in the marketplace.

Additionally, our business is highly data intensive, and as a result, we have collected datasets from more than 654 million customer interactions since 2013. We overlay our proprietary datasets with third-party data and other available data to derive insights into customer behaviors and preferences, which in turn optimizes our solutions and enables enhanced delivery of our services.

Our Strengths

We believe that we have established a leadership position in the CLX solutions market. Whether in mature, high-growth or emerging industries, we are able to provide clients with a compelling value proposition that combines our full spectrum of customer lifecycle solutions with a global delivery model and innovative technology. We believe that the investments we have made have placed us in a strong competitive position with substantial first-mover advantages. Our leadership position is founded on the following key competitive strengths, including:

•	Differentiation as nimble, disruptive provider – We believe that we have a distinct corporate culture characterized by innovation, speed and organizational nimbleness. Our innovative and entrepreneurial culture is a key differentiator and gives us a competitive advantage in delivering high-quality solutions to clients around the globe. With mature clients, this culture plays to our advantage by positioning us as a fast-moving challenger to the network of larger incumbents in place. With high-growth clients, which we refer to as Velocity clients, we believe that our entrepreneurial approach is in line with their own culture and creates a natural affinity.
•	Provider of customizable sets of customer lifecycle experience solutions – The customer lifecycle, from acquisition to retention, has become more challenging, complex and competitive for enterprises to manage. We designed a differentiated suite of solutions that seamlessly manages interactions throughout all phases of the customer lifecycle that can be customized to a client’s specific needs.
•	Demonstrated ability to combine technology and services – Our CLX platform combines our proprietary technology with our omni-channel service delivery model to provide clients differentiated solutions at a large scale. Our proprietary technology allows us to provide innovative, automated and customizable solutions to our clients more efficiently than if delivered through a purely service-based delivery model.
•	Proven expertise in mature industries – We believe that we have built a deep level of expertise in serving clients in mature industries, including the telecommunications and cable sectors. We believe that we are able to provide value at all stages of the customer lifecycle for these industries, from lowering the cost of customer acquisition to increasing customer lifetime value through improved retention and increased up-sell.
•	Growing expertise in serving clients in emerging and high-growth industries – More recently, we have developed an expertise and competitive advantage in several rapidly growing key market segments. These include the high-growth technology, e-commerce and consumer services sectors. Companies in these high-growth industry segments are focused on partners that can help them rapidly scale their customer service offerings to facilitate their rapid growth while providing customers with a positive customer experience with their brand.
•	World-class global delivery centers and capabilities – Our global delivery model encompasses onshore, nearshore and offshore delivery capabilities. We seek to operate state-of-the-art ‘highly-branded’ sites in labor markets that are underpenetrated in order to maintain our competitive advantage, retain our position in those labor markets as an employer of choice and deliver a highly scalable and cost-effective solution to our clients. Our highly-branded centers enable us to create a differentiated connection to our clients’ brands and their customers.
•	Innovative and entrepreneurial employee culture – We believe we have established a strong corporate culture that is critical to our ability to recruit, engage, motivate, manage and retain our talented global workforce of over 20,000 employees across all offices.
•	Ability to retain clients at industry best rates – Our ability to build deep and trusted relationships with our clients is highlighted in fiscal 2019, in which we were successful in retaining all of our top 25 clients from the end of fiscal 2018, which represented over 95% of our revenue in fiscal 2018. We believe that our success with client retention is driven by our ability to perform at or above our client expectations and our competitors as well as our investment in building deep relationships with our clients at multiple levels within their businesses.

Our Growth Strategy

Our goal is to become a key strategic partner to both mature and high–growth companies that require outsourced customer interaction solutions. As a result of our management team’s vision, we have built a platform that we believe is well-positioned for strong, sustainable, long-term growth. Over the last five years, our revenues have increased at a CAGR of 10.1%, growing from $227.4 million in the fiscal year ended June 30, 2014 to $368.4 million in the fiscal year ended June 30, 2019. Our results of operation for the fiscal year ended June 30, 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers. We implemented IFRS 15 using the cumulative effect method. As a consequence, comparative amounts for the fiscal year ended June 30, 2012 are not restated to reflect the adoption of IFRS 15, but instead continue to reflect our accounting policies under IAS 18, Revenue. This growth rate is significantly faster than that of our constituent markets, especially the BPO industry, which, according to IDC, grew at an annualized rate of 2.7% between 2014 and 2019.

Our growth model is designed to deploy a “land and expand” approach by targeting and initiating delivery both with mature, global enterprises as well as relatively younger, high growth clients, and subsequently expanding our services with these clients. The breadth of our capabilities, our ability to deliver a superior experience to our clients and our global delivery capabilities have allowed us to successfully land new clients and then expand our wallet share with them over time. We believe our growth will be bolstered in the future as clients continue to recognize the benefits of partnering with an end-to-end customer interactions provider, and we are able to cross-sell our broad suite of solutions through our client base. Our success in such “land and expand” strategies has played a significant role in our historical growth. Moreover, the current capacity at our onshore and nearshore delivery centers will be able to support our near-term growth with minimal incremental investment, with future investments in capacity expected to be success-based and in response to growth demands of our business.

By offering technology-enabled customer interactions solutions through our integrated CLX platform, we believe we are well positioned to effectively compete in the customer interactions market and continue to take market share and capitalize on market growth. We have proven our ability to expand with clients, in many instances taking business from competitors, as we demonstrate our ability to drive strong outcomes for our clients.

Our growth strategy is based on the following key components:

•	Continue winning new client engagements (“Land”) – Our new client growth strategy is defined by targeting both established, leading global brands and emerging, high-growth brands that can benefit from our solutions. We appeal to these clients through our ability to improve growth, maximize customer retention and enhance brand loyalty. A sizeable portion of our recent new logo wins have been emerging, high-growth brands in the technology, e-commerce and consumer services industry sectors. We believe that we are among the top tier of providers of outsourced customer interaction solutions that can address the unique needs of such clients.
•	Cross-sell our full spectrum lifecycle solution (“Expand”) – The breadth of our solutions over the full customer lifecycle creates the ability to cross-sell each solution throughout our client base. Our client base has many large, global brands that have multiple lines of business across multiple geographies. Our typical model is to provide a launch in one center with one CLX service such as Customer Engagement. Our goal is then to “expand” with additional CLX services or new geographies where we operate for our clients. We believe that the success of our initial launches has enabled our client teams to broaden our scope of engagement with these clients to include additional solutions within our suite of offerings.
•	Continue to pursue Velocity initiative – Our Velocity initiative combines our Customer Engagement, Customer Acquisition and Customer Experience solutions into an integrated solution set that is focused on the high-growth emerging technology markets. We are capitalizing on the growth of companies that have reached, or are striving to reach “unicorn” status. Velocity’s inception can be traced to 2014, when we began servicing a new client in the emerging technology space with less than 45 agents. This client eventually attained unicorn status and now has 1,250 of our agents supporting its CLX needs. We launched our Velocity initiative in the summer of 2018 to help similar clients attain and support their hyper-growth objectives. We believe that through our Velocity initiative we are establishing IBEX as a differentiated provider for this set of clients.

•	Expand geographically – By expanding geographically, we will support our growth both by attracting and winning new clients, as well as expanding and growing with existing clients. We seek to establish new delivery centers in underpenetrated labor markets, which will allow us to retain a competitive edge, attract and retain the necessary workforce, and deliver a highly scalable and cost effective solution to our clients. Our recent growth in delivery centers has been in offshore and nearshore geographies such as the Philippines and Jamaica, and we expect this trend to continue.
•	Client retention – In addition to our ability to successfully win high-quality new logo clients and expand with these clients, our growth strategy also focuses on a “defend the fort” mentality to protect the base revenue for the existing client base. We believe that our success with client retention is a key differentiator and unique in our industry. In fiscal 2019, we were successful in retaining all of our top 25 clients from the end of fiscal 2018, which represented over 95% of our revenue in fiscal 2018. We believe that our success with client retention is driven by our ability to perform at or above our client expectations and that of our competitors.
•	Expansion of the sales team – We made strategic investments in fiscal 2019 by hiring general managers in the healthcare, financial services and utilities verticals and promoted a general manager in the Velocity client vertical. As a result, each key vertical is led by a general manager, supported by a dedicated team, focused solely on penetrating and closing business with the top 40 opportunities in each vertical. The Velocity team is focused on penetrating a broader reach of unicorn and potential unicorn clients in emerging technology and consumer services.
•	Pursue strategic acquisitions – Our acquisition strategy targets situations in which it is optimal to acquire versus build. It will primarily be focused on adding additional omni-channel capabilities, providing access to new geographies and acquiring technologies that further differentiate our solutions.

Risk Factors

Investing in our common shares involves a significant degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares. These risks include:

•	Our business is dependent on key clients, and the loss of a key client could adversely affect our business and results of operations;
•	We enter into multi-year contracts with our clients. Our failure to price these contracts correctly may negatively affect our profitability;
•	The terms of our client contracts may limit our profitability or enable our clients to reduce or terminate their use of our solutions;
•	The consolidation of our clients or potential clients may adversely affect our business, financial condition, results of operations and prospects;
•	If our clients decide to enter into or further expand insourcing activities in the future, or if current trends toward outsourcing services and / or outsourcing activities are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects;
•	We have a limited operating history as an integrated company under the IBEX brand, which makes it difficult to evaluate our future prospects and the risks and uncertainties we may encounter;
•	Portions of our business have long sales cycles and long implementation cycles, which require significant resources and working capital;
•	Our business relies heavily on technology, telephone and computer systems as well as third-party telecommunications providers, which subjects us to various uncertainties;
•	Our business is heavily dependent upon our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua, and any disruption to those operations would adversely affect us;
•	The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and results of operations;

•	If we are unable to implement and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result; and
•	Damage or disruptions to our technology systems and facilities either through events beyond or within our control could have a material adverse effect on our business, financial condition, results of operations and prospects.

Company History

Prior to June 30, 2017, our business was conducted through various wholly- or majority-owned portfolio companies of The Resource Group International Limited (“TRGI”), which we refer to as the Continuing Business Entities. The predecessor companies for our Customer Engagement and Customer Expansion solutions were established in 1996 and acquired by TRGI in 2004. The predecessor company for our Customer Experience solution was established in 1984 and acquired by TRGI in 2004. The predecessor company for our Customer Acquisition business was founded as a subsidiary of TRGI in 2008.

On June 30, 2017, TRGI completed a series of transactions, which we refer to as the Reorganization Transaction, as a result of which the Continuing Business Entities became our subsidiaries. For more information on the Reorganization Transaction and our corporate group, see “Certain Relationships and Related Party Transactions—Reorganization Transaction.”

We are an exempted company with limited liability under the laws of Bermuda. We were incorporated on February 28, 2017 under the name Forward March Limited. We changed our name to IBEX Holdings Limited on September 15, 2017 and then changed our name to IBEX Limited on September 11, 2019. We maintain a registered office located at Crawford House, 50 Cedar Avenue, Hamilton HM11 Bermuda, and the telephone number for this office is (441) 295-6500. Our website address is http://www.ibex.co. The information contained on, or accessible through, our website is not a part of this prospectus, and you should only rely on the information contained in this prospectus when making a decision as to whether to invest in our common shares.

Emerging Growth Company

The Jumpstart Our Business Startups Act (the “JOBS Act”) was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as emerging growth companies. We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that we provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations, and that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) not applicable to foreign private issuers (“FPIs”). We may take advantage of these exemptions until we are no longer an emerging growth company.

We will remain an emerging growth company until the earliest to occur of:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenues;
•	the date on which we become a “large accelerated filer” (the fiscal year-end on which at least $700 million of equity securities are held by non-affiliates as of the last day of our then-most recently completed second fiscal quarter);
•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and
•	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

See the section titled “Risk Factors—Risks Related to Our Common Shares and this Offering.” We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common shares less attractive to investors due to certain risks related to our status as an emerging growth company.

Controlled Company Status

Following the completion of this offering, we will be a “controlled company” under Nasdaq rules because more than 50% of the voting power of our shares will be held by TRGI. See “Principal Shareholders.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the Nasdaq listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Nasdaq, which require that our audit committee have a majority of independent directors upon consummation of this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

Basis of Presentation, Change in Reporting Segments and Other Information

We present our historic financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) (which we refer to as “IFRS as issued by the IASB”). Our audited consolidated financial statements are prepared and presented in U.S. dollars, which is the functional and presentation currency of IBEX Limited.

Historically, we conducted our business in two reporting segments, Customer Acquisition and Customer Management. The audited consolidated financial statements as of June 30, 2019 and 2018 and for the fiscal years then ended are prepared on the basis of those two reporting segments. On June 26, 2019, we disposed of our health insurance acquisition business, which represented a significant portion of our Customer Acquisition segment, through the transfer of our equity interests in Etelequote Limited to our parent company, The Resource Group International Limited. We also integrated the remaining portion of our Customer Acquisition segment with our Customer Management business. In addition, the nature of our Customer Acquisition operations evolved during the last quarter of the fiscal year ended June 30, 2019 such that a significant portion of those operations bear significant similarity to the business conducted by our legacy Customer Management segment. As a result, effective July 1, 2019, we will report our results on a single segment basis. For financial statement purposes, Etelequote Limited is treated as a discontinued operation as of June 30, 2019 and for the fiscal years ended June 30, 2019 and 2018. For additional detail concerning our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.

In this prospectus, all references to “U.S. dollar” and “$” are to the lawful currency of the United States, and all references to Pakistani Rupee (“PKR”) and Philippine Peso (“PHP”) are to the lawful currencies of Pakistan and the Philippines, respectively. Certain numerical figures set out in this prospectus, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this prospectus may vary slightly from the actual arithmetic totals of such information.

Share Capital Structure; Conversion upon Initial Public Offering

As a result of a recapitalization implemented on December 21, 2018 in connection with our adoption of the 2018 Restricted Stock Award Plan, our authorized share capital is divided into three series of preferred shares (each carrying its own rights and preferences) and two classes of common shares. The authorized and outstanding shares of each series of preferred shares and class of common shares as of June 30, 2019 are as follows:

•	Series A Convertible Preferred Share (“Series A preferred share”) – 1 Series A preferred share is authorized, issued and outstanding, and it is held by our parent company, The Resource Group International Limited.
•	Series B Convertible Preferred Shares (“Series B preferred shares”) – The maximum authorized number of Series B preferred shares is 12,512,994.4665, of which 11,083,691.3814 were issued and outstanding and are held by our parent company, The Resource Group International Limited (10,290,984.0561 Series B preferred shares), and Mr. Jeffrey Cox, one of our executive officers (319,373.4456 Series B preferred shares).
•	Series C Convertible Preferred (“Series C preferred shares”, and together with the Series A preferred shares and the Series B preferred shares, the “preferred shares”) – The maximum authorized number of Series C preferred shares is 12,639,389.35, of which 111,986.4786 were issued and outstanding and are held by our parent company, The Resource Group International Limited (103,949.3339 Series C preferred shares), and Mr. Cox (3,225.9944 Series C preferred shares).
•	Class A Common Shares (“Class A common shares”) – The maximum authorized number of Class A common shares is 79,766,504.249454, of which none are issued and outstanding.
•	Class B Common Shares (“Class B common shares”) – The maximum authorized number of Class B common shares is 2,559,323.13, of which 2,373,374 were issued subject to vesting restrictions pursuant to awards made to our directors, executive officers and other senior management personnel.

Upon the consummation of this offering, the outstanding preferred shares and then vested Class B common shares will automatically and mandatorily convert as follows:

•	The Series A preferred share will convert into one Series C preferred share;
•	Each Series B preferred share will convert into Series C preferred shares on a one-for-one basis;
•	Each Series C preferred share (including those issued as a result of the conversions of Series A preferred shares and Series B preferred shares into Series C preferred shares) will convert into a number of Class A common shares that will be determined in accordance with a formula that is set forth in the certificate of designations pursuant to which the Series C preferred shares were authorized and issued on December 21, 2018, which number of Class A common shares will vary depending on the initial public offering price per share in this offering and the number of preferred shares outstanding immediately prior to the pricing of this offering;
•	Each Class B common share will convert into Class A common shares on a one-for-one basis; and
•	Each Class A common share will be redesignated as a common share.

The information in this prospectus regarding the Class A common shares to be issuable upon conversion of our Series C preferred shares is based on an assumed initial public offering price per common share of $          , which is the midpoint of the estimated price range set forth on the cover of this prospectus. To the extent that the actual initial public offering price per share for this offering is greater or less than $          , the actual number of Class A common shares issued in connection with the conversion of the Series C preferred shares will be adjusted accordingly.

For additional detail concerning our current share capital structure and the conversions of Series A preferred shares and Series B preferred shares into Series C preferred shares and of Series C preferred shares and Class B common shares into Class A common shares, see “Description of Share Capital” and “Pricing Sensitivity Analysis.”

THE OFFERING

Common Shares offered
          common shares
Common Shares to be outstanding immediately following this offering common shares
Option to Purchase Additional Shares
We have granted the underwriters an option to purchase an additional          common shares to cover over-allotments. The underwriters may exercise this option at any time within 30 days from the date of this prospectus.
Use of Proceeds
We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $          million, assuming an initial public offering price of $          per common share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The principal purposes of this offering are to increase our capitalization and financial flexibility, enhance our visibility in the marketplace, create a public market for our common shares and fund growth initiatives. We intend to use approximately $          million of the net proceeds from this offering for debt repayment. We intend to use the remaining net proceeds from this offering for working capital, capital expenditures, future strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies (although we have no binding obligations to enter into any such acquisitions or investments) and other general corporate purposes. See “Use of Proceeds.”

Dividend Policy
We have never declared or paid any dividends on our common shares other than a dividend declared by one of our subsidiaries during the fiscal year ended June 30, 2017, the remaining $1.6 million of which was paid during the fiscal year ended June 30, 2019. We currently do not plan to declare dividends on our common shares in the foreseeable future. See “Dividend Policy.”
Lock-Up Agreements
We, our directors, executive officers and all of our existing shareholders and warrant holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our shares or similar securities for 180 days after the date of this prospectus. See “Underwriting.”

Listing
We have applied to list our common shares on the Nasdaq Global Market under the symbol “IBEX.”
Risk Factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our company shares.

Shares to be Issued and Outstanding

Except as otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus;
•	the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 969,829 Class B common shares into an aggregate of common shares; and
•	no exercise of the underwriters’ option to purchase up to additional common shares.

In this prospectus, unless otherwise indicated, the number of our common shares to be issued and outstanding after this offering excludes:

•	1,405,344 common shares issuable in respect of Class B common shares that have been issued under the 2018 Restricted Stock Awards Plan and remain subject to vesting conditions;
•	185,949 common shares available for future issuance as of June 30, 2019 under the 2018 Restricted Stock Awards Plan; and
•	up to 1,443,740.49 common shares issuable upon exercise of the warrant that we issued to Amazon.com NV Investment Holdings LLC, or Amazon, on November 13, 2017, as subsequently amended (the “Amazon Warrant”).

Summary Consolidated Historical Financial Information

The following summary consolidated historical financial and other data of IBEX Limited should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Historical Financial Information” and our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated historical financial data as of June 30, 2019 and 2018 and for the years then ended are derived from the audited consolidated financial statements of IBEX Limited, included elsewhere in this prospectus and should be read in conjunction with those audited consolidated financial statements.

Our statements of financial position data at June 30, 2019 and our statements of profit or loss and other comprehensive income data for the fiscal year then ended reflect the impact of our adoption, effective July 1, 2018 of IFRS 15 – Revenue from Contracts with Customers and IFRS 16 Leases. Our statements of financial position data at June 30, 2019 and our statements of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2019 and 2018 reflect our disposition of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and its treatment as a discontinued operation. For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.” For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year Ended June 30,
	2018	2019
	(in thousands, except share and per share amounts)
Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	$342,200	$368,380
Payroll and related costs	(252,925)	(254,592)
Share-based payments	(8,386)	(4,087)
Reseller commission and lead expenses	(28,059)	(27,877)
Depreciation and amortization	(12,182)	(20,895)
Other operating expenses	(58,425)	(54,124)
(Loss)/income from operations	(17,777)	6,805
Finance expenses	(3,093)	(7,709)
Loss before taxation	(20,870)	(904)
Income tax benefit/(expense)	108	(3,615)
Net loss for the year, continuing operations	(20,762)	(4,519)
Net income on discontinued operation, net of tax	4,881	15,484
Net (loss)/income for the year	$(15,881)	$10,965
Loss per share from continuing operations attributable to the ordinary equity ordinary holders of the parent
Basic loss per share	$—	$—
Diluted loss per share	$(1.85)	$(0.36)
Loss per share attributable to ordinary equity holders of the parent - diluted(1)
Basic loss per share	$—	$—
Diluted loss per share	$(1.42)	$—
Weighted average number of shares outstanding – basic	—	956,835
Weighted average number of shares outstanding – diluted	11,195,649	12,461,182

	Fiscal Year Ended June 30,
	2018	2019
	(in thousands, except share and per share amounts)
Statements of Financial Position Data:
Cash and cash equivalents	13,519	8,873
Total assets	157,081	188,302
Borrowings current	(51,876)	(41,835)
Due to related parties	(11,546)	(6,169)
Borrowings non-current	(9,880)	(7,184)
Total non-current liabilities	(12,894)	(68,293)
Total liabilities	(129,128)	(179,674)
Total equity	27,953	8,628

Statements of Cash Flows Data:
Net cash (outflow)/inflow from operating activities	$(5,747)	$2,202
Net cash used in investing activities	$(5,439)	$(9,084)
Net cash inflow from financing activities	$3,187	$2,552

Other Financial and Operating Data:
Revenue from Customer Management segment(2)	$285,120	$315,483
Revenue from Customer Acquisition segment	$57,080	$52,897
Adjusted EBITDA from continuing operations (unaudited)(3)	$4,296	$36,295
Adjusted EBITDA from continuing operations margin (unaudited)(4)	1.3%	$9.9%
Adjusted EBITDA from continuing operations excluding IFRS 15 & 16 (unaudited)(6)	$4,296	$23,650
Adjusted EBITDA from continuing operations margin excluding IFRS 15 & 16 (unaudited)(6)	1.3%	6.4%
Net Debt (unaudited)(5)	$49,437	$109,380
Net Debt excluding IFRS 16 (unaudited)(6)	$49,437	$42,466|
Net Debt, continuing operations, excluding IFRS 16 (unaudited)(6)	$38,657	$42,466
(1)	See Note 20 to our audited consolidated financial statements included in this prospectus for additional information regarding the calculation of basic and diluted earnings/(loss) per share attributable to equity holders of the parent and weighted average number of shares outstanding - basic and diluted.
(2)	Historically, we conducted our business in two reporting segments, Customer Acquisition and Customer Management. Effective July 1, 2019, we will report our results on a single segment basis.
(3)	We define “EBITDA from continuing operations” as net (loss)/income less discontinued operation, net of tax before finance costs, finance costs related to right-of-use of leased assets, depreciation and amortization, depreciation of right-of-use of leased assets, and income tax (credit)/expense.
We define “Adjusted EBITDA from continuing operations” as EBITDA before the effect of the following items: litigation and settlement expenses, foreign exchange losses, goodwill impairment, other income and share-based payment. Adjusted EBITDA from continuing operations also disregards non-cash or non-recurring charges that we believe are not reflective of our long-term performance. We use Adjusted EBITDA from continuing operations internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA from continuing operations is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund recurring capital expenditures and growth. We also believe that Adjusted EBITDA from continuing operations is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.

Adjusted EBITDA from continuing operations may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:
•	although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future, however, Adjusted EBITDA from continuing operations does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•	Adjusted EBITDA from continuing operations is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future; and
•	other companies, including companies in our industry, may calculate Adjusted EBITDA from continuing operations or similarly titled measures differently, which reduces its usefulness as a comparative measure.
Because of these and other limitations, you should consider Adjusted EBITDA from continuing operations along with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net (loss) / income and our other IFRS financial results.
The following table provides a reconciliation of Adjusted EBITDA from continuing operations from our net (loss)/income for the year:
	Fiscal Year Ended June 30,
	2018	2019
	(unaudited)
	($ in thousands)
Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss) / Income
Net (loss)/income for the year	$(15,881)	$10,965
Net income on discontinued operation, net of tax	(4,881)	(15,484)
Net loss, from continuing operations for the year	(20,762)	(4,519)
Finance expenses	3,093	7,709
Income tax (benefit)/expense	(108)	3,615
Depreciation and amortization	12,182	20,895
EBITDA from continuing operations(a)	$(5,595)	$27,700

Non-recurring expenses(b)	$4,112	$4,239
Foreign exchange losses	1,266	1,274
Other income(c)	(547)	(641)
Fair value adjustment(d)	(3,326)	(364)
Share-based payments(e)	8,386	4,087
Adjusted EBITDA from continuing operations	$4,296	$36,295
(4)	We calculate “Adjusted EBITDA from continuing operations margin” as Adjusted EBITDA divided by revenue.
a)	EBITDA from continuing operations includes the impact of the adoption of IFRS 16 in the fiscal year ended June 30, 2019 (see Note 25.8 to our audited financial statements included elsewhere in this prospectus).

b)	For the fiscal year ended June 30, 2019, we incurred non–recurring legal expenses (including legal settlements) of $4.2 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, we incurred non-recurring legal expenses of $0.3 million related to DGS EDU LLC and $1.3 million related to IBEX Global Solutions Limited, severance expenses of $1.1 million related to IBEX Global Solutions Limited and listing expenses of IBEX Limited of $1.4 million.
c)	For the fiscal year ended June 30, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.4 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, other income represented proceeds from a legal settlement received by Digital Globe Services, Inc. of $0.2 million and insurance proceeds of $0.3 million received by IBEX Global Solutions Limited.
d)	For the year ended June 30, 2019 and 2018, we recorded a revaluation associated with the Amazon Warrant (see Note 28 to our audited financial statements included elsewhere in this prospectus).
e)	For the year ended June 30, 2019, the amount includes the cancellation of the 2017 IBEX Plan and the phantom stock plans ($3.3 million), partially offset by the elimination of the liability associated with the phantom plans ($1.0 million). For the fiscal year ended June 30, 2018, share-based payments were primarily related to share-based payments expense of $8.4 million pertaining to options to purchase an aggregate of 1,633,170 common shares awarded from December 22, 2017 through and including June 30, 2018, net of 145,399 option forfeitures.
(5)	The following table provides a reconciliation of Net Debt, Net Debt excluding IFRS Impact, and Net Debt, continuing operations, excluding IFRS 16 from total debt:
	Fiscal Year Ended June 30,
	2018	2019
	(unaudited)
	($ in thousands)
Net Debt Reconciliation
Borrowings – non current	$9,880	$7,184
Lease liabilities – non current(a)	—	58,602
Borrowings – current	51,876	41,835
Lease liabilities – current(a)	—	10,632
Convertible loan note – related party	1,200	—
Total Debt	$62,956	$118,253
Less: Cash and cash equivalents	13,519	8,873
Net Debt	$49,437	$109,380
IFRS 16 Impact (a)	—	66,914
Net Debt excluding IFRS 16 Impact(a)	49,437	42,466
Net Debt in discontinued operations	(10,780)	—
Net Debt, continuing operations, excluding IFRS 16	38,657	42,466
a)	Total Debt includes non-current lease liabilities of $58.6 million and current lease liabilities of $10.6 million ($69.2 million in total) as of June 30, 2019. Net debt, excluding IFRS 16, excludes the impact of lease liabilities of $66.9 million which, in 2018, were treated as operating leases. The remaining balance of $2.3 million relates to items previously accounted for as obligations under finance leases.
(6)	For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.”

RISK FACTORS

This offering and an investment in our common shares involve a significant degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our common shares. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common shares could decline and you could lose all or part of your investment in our common shares.

Risks Related to Our Business

Our business is dependent on key clients, and the loss of a key client could adversely affect our business and results of operations.

We derive a substantial portion of our revenues from a few key clients. Our top three clients accounted for 56.9% and 50.6% of our revenues for the fiscal years ended June 30, 2018 and 2019, respectively. Our largest client was responsible for 23.0% and 20.3% of our total revenues for the fiscal years ended June 30, 2018 and 2019, respectively. Our second largest client was responsible for 18.5% and 18.2% of our total revenues for the fiscal years ended June 30, 2018 and 2019, respectively. Our third largest client was responsible for 15.4% and 12.1% of our total revenues for the fiscal years ended June 30, 2018 and 2019, respectively. The loss of business, with or the failure to retain a significant amount of business with, any of our key clients could have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to collect revenue could be impacted by the financial condition of our clients.

We enter into multi-year contracts with our clients. Our failure to price these contracts correctly may negatively affect our profitability.

The pricing of our solutions is usually included in statements of work entered into with our clients, many of which are for terms of two to five years. In certain cases, we have committed to pricing over this period with limited to no sharing of risks regarding inflation and currency exchange rates. In addition, we are obligated under some of our contracts to deliver productivity benefits to our clients, such as reduction in handle time or speed to answer. If we fail to accurately estimate future wage inflation rates, unhedged currency exchange rates or our costs, or if we fail to accurately estimate the productivity benefits we can achieve under a contract, it could have a material adverse effect on our business, results of operations and financial condition.

The terms of our client contracts may limit our profitability or enable our clients to reduce or terminate their use of our solutions.

Most of our client contracts do not have minimum volume requirements, and the profitability of each client contract or work order may fluctuate, sometimes significantly, throughout various stages of the program. Certain contracts have performance-related bonus (penalty) provisions that require the client to pay us a bonus (require us to issue the client a credit) based upon our meeting (failing to meet) agreed-upon service levels and performance metrics. In addition, certain of our client contracts may subject us to potential liability and / or rebate payments in certain circumstances. Moreover, although our objective is to sign multi-year agreements, our contracts generally allow the client to terminate the contract for convenience or reduce their use of our solutions. There can be no assurance that our clients will not terminate their contracts before their scheduled expiration dates, that the volume of services for these programs will not be reduced, that we will be able to avoid penalties or earn performance bonuses for our solutions, or that we will be able to terminate unprofitable contracts without incurring significant liabilities. For these reasons, there can be no assurance that our client contracts will be profitable for us or that we will be able to achieve or maintain any particular level of profitability through our client contracts.

The consolidation of our clients or potential clients may adversely affect our business, financial condition, results of operations and prospects.

Consolidation of the potential users of our solutions, particularly those in the telecommunications, technology and cable industries, may decrease the number of clients who contract our solutions. Any significant reduction in or elimination of the use of the solutions we provide as a result of consolidation would result in reduced revenue to us and could harm our business. Such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our solutions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our clients decide to enter into or further expand insourcing activities in the future, or if current trends toward outsourcing services and/or outsourcing activities are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects.

Our current agreements with our clients do not prevent our clients from insourcing services that are currently outsourced to us, and none of our clients have entered into any non-compete agreements with us. Our current clients may seek to insource services similar to those we provide. Any decision by our clients to enter into or further expand insourcing activities in the future could cause us to lose a significant volume of business and may materially adversely affect our business, financial condition, results of operations and prospects.

Moreover, the trend towards outsourcing business processes may not continue and could be reversed by factors beyond our control, including negative perceptions attached to outsourcing activities or government regulations against outsourcing activities. Current or prospective clients may elect to perform such services in-house that may be associated with using an offshore provider. Political opposition to outsourcing services and / or outsourcing activities may also arise in certain countries if there is a perception that such actions have a negative effect on domestic employment opportunities.

In addition, our business may be adversely affected by potential new laws and regulations prohibiting or limiting outsourcing of certain core business activities of our clients in key jurisdictions in which we conduct our business, such as in the United States. The introduction of such laws and regulations or the change in interpretation of existing laws and regulations could adversely affect our business, financial condition, results of operations and prospects.

We have a limited operating history as an integrated company under the IBEX brand, which makes it difficult to evaluate our future prospects and the risks and uncertainties we may encounter.

Prior to June 30, 2017, our business was conducted through the Continuing Business Entities. In 2017, TRGI completed the Reorganization Transaction, pursuant to which the Continuing Business Entities became wholly-owned subsidiaries of our parent company. Although our subsidiaries have individually conducted operations for years, we have a limited history operating the Continuing Business Entities as an integrated business under the IBEX brand, which make it difficult to evaluate our future prospects and the risks and uncertainties we may encounter in seeking to execute on our strategies. These risks and uncertainties include our ability to:

•	cross-sell our full spectrum of CLX solutions;
•	educate the market on our full spectrum of CLX solutions;
•	reposition and expand our brand to reflect our full spectrum of CLX solutions; and
•	manage and execute our full spectrum of CLX solutions as part of an integrated company.

Our historical performance, or that of our subsidiaries, should not be considered indicative of our future performance. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described above and elsewhere in this prospectus. If we are unable to successfully address these risks and uncertainties, our business, financial condition, operating results and prospects could be materially adversely affected.

Portions of our business have long sales cycles and long implementation cycles, which require significant resources and working capital.

Many of our client contracts are entered into after long sales cycles, which require a significant investment of capital, resources and time by both our clients and us. Before committing to use our solutions, potential clients require us to expend substantial time and resources educating them as to the value of our solutions and assessing the feasibility of integrating our systems and processes with theirs. As a result, our selling cycle, which may extend up to two years, is subject to many risks and delays over which we have little or no control, including our clients’ decisions to choose alternatives to our solutions (such as other providers or in-house resources) and the timing of our clients’ budget cycles and approval processes.

In addition, implementing our solutions involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may also experience delays in obtaining internal approvals or may face delays associated with technology or system implementations, thereby further delaying the implementation process.

If we fail to close sales with potential clients to whom we have devoted significant time and resources, or if our current and future clients are not willing or able to invest the time and resources necessary to implement our solutions, our business, financial condition, results of operations and prospects could suffer.

Our business relies heavily on technology, telephone and computer systems as well as third-party telecommunications providers, which subjects us to various uncertainties.

We rely heavily on sophisticated and specialized communications and computer technology coupled with third-party telecommunications and bandwidth providers to provide high-quality and reliable real-time solutions on behalf of our clients through our delivery centers. In our Customer Acquisition solution, the majority of our sales are conducted via sales queues in our contact centers. In both our Customer Acquisition solution and our Customer Engagement solution, we are typically required to record and maintain recordings of telephonic interactions with customers. We rely on telephone, call recording, customer relationship management and other systems and technology in our contact center operations. Our operations therefore depend on the proper functioning of our equipment and systems, including telephone, hardware and software. Third-party suppliers provide most of our systems, hardware and software, while our development teams build some in-house. We also rely on the telecommunications and data services provided by local communication companies in the countries in which we operate as well as domestic and international long distance service providers. Despite our efforts for adequate backup and redundancy mechanisms, any disruptions in the delivery of our services due to the failure of our systems, hardware or software, whether provided and maintained by third parties or in-house teams, or due to interruptions in our telecommunications or data services that adversely affect the quality or reliability (or perceived quality or reliability) of our solutions or render us unable to handle increased volumes of customer interaction during periods of high demand, may result in reduction in revenue, loss of clients, or unexpected investment in new systems or technology to ensure that we can continue to provide high-quality and reliable solutions to our clients. The occurrence of any such interruption or unplanned investment could materially adversely affect our business, financial positions, operating results and prospects.

In addition, in some areas of our business, we depend upon the quality and reliability of the services and products of our clients which we help sell to their end customers. If the solutions we provide to our clients experience technical difficulties or quality issues, we may have a harder time selling services and products to end customers which could have an adverse impact on our business and operating results.

We further anticipate that it will be necessary to continue to invest in our technology and communications infrastructure to ensure reliability and maintain our competitiveness. This is likely to result in significant ongoing capital expenditures for maintenance as well as growth as we continue to grow our business. There can be no assurance that any of our information systems will be adequate to meet our future needs or that we will be able to incorporate new technology to enhance and develop our existing solutions. Moreover, investments in technology, including future investments in upgrades and enhancements to hardware or software, may not necessarily maintain our competitiveness. Our future success will also depend in part on our ability to anticipate and develop information technology solutions that keep pace with evolving industry standards and changing client demands.

Our business is heavily dependent upon our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua, and any disruption to those operations would adversely affect us.

Outside of the United States, a substantial portion of our operations are conducted in Pakistan, the Philippines and increasingly, Jamaica and Nicaragua. Pakistan has experienced, and continues to experience, political and social unrest and acts of terrorism. The Philippines has experienced political instability and acts of natural disaster, such as typhoons and flooding, and continues to be at risk of similar and other events that may disrupt our operations. Our operations in Jamaica, which commenced in 2016 and have been growing quickly, are also subject to political instability, natural disasters, crime and similar other risks. We also conduct operations in Canada, Nicaragua, Senegal and the United Kingdom which are subject to various risks germane to those locations.

Our international operations, particularly in Pakistan, the Philippines, Nicaragua and Jamaica, and our ability to maintain our offshore facilities in those jurisdictions is an essential component of our business model, as the labor costs in certain of those jurisdictions are substantially lower than the cost of comparable labor in the United States and other developed countries, which allows us to competitively price our solutions. Our competitive advantage will be greatly diminished and may disappear altogether as a result of a number of factors, including:

•	political unrest;
•	social unrest;
•	terrorism or war;
•	failure of power grids in certain of the countries in which we operate, which are subject to frequent outages;
•	currency fluctuations;
•	changes to the laws of the jurisdictions in which we operate; or
•	increases in the cost of labor and supplies in the jurisdictions in which we operate.

Our international operations may also be affected by trade restrictions, such as tariffs or other trade controls. If we are unable to continue to leverage the skills and experience of our international workforce, particularly in Pakistan and the Philippines and increasingly so in Jamaica, we may be unable to provide our solutions at an attractive price and our business could be materially and negatively impacted.

The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and results of operations.

Our business depends on maintaining large numbers of agents to service our clients’ business needs, and we tend not to terminate agents on short notice to respond to temporary declines in demand in excess of agreed levels, as rehiring and retraining agents at a later date would force us to incur additional expenses, and any termination of our employees would also involve the incurrence of significant additional costs in the form of severance payments to comply with labor regulations in the various jurisdictions in which we operate our business, all of which would have an adverse impact on our operating profit margins. Additionally, the hiring and training of our agents in response to increased demand takes time and results in additional short term expenses. These factors constrain our ability to adjust our labor costs for short-term movements in demand, which could have a material adverse effect on our business, financial condition and results of operations.

The anticipated strategic and financial benefits of our relationship with Amazon may not be realized.

We issued a warrant to Amazon with the expectation that the warrant would result in various benefits including, among others, growth in revenues and improved cash flows. Achieving the anticipated benefits from the warrant is subject to a number of challenges and uncertainties. If we are unable to achieve our objectives or if we experience delays, the expected benefits may be only partially realized or not at all, or may take longer to realize than expected, which could adversely impact our financial condition and results of operations.

The success of our business depends on our senior management and key employees.

Our success depends on the continued service and performance of our senior management and other key personnel. In each of the industries in which we participate, there is competition for experienced senior management and personnel with industry-specific expertise. We may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience. The loss of key members of our personnel, particularly to competitors, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to attract, hire, train and retain sufficient numbers of agents and other employees in a timely fashion at our facilities to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business relies on large numbers of trained agents and other employees at our facilities, and our success depends to a significant extent on our ability to attract, hire, train and retain agents and other employees. The outsourcing industry experiences high employee turnover. In addition, we compete for employees not only with other companies in our industry, but also with companies in other industries. Increased competition for these employees, in our industry or otherwise, particularly in tight labor markets, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our operating profit margins.

In addition, our ability to maintain and renew existing client engagements, obtain new business and increase our margins will depend, in large part, on our ability to attract, hire, train and retain employees with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards, new technology applications and changing client preferences. Our failure to attract, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our operations could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are not successful in converting visitors to our customer acquisition websites into purchasers or subscribers, our business and operating results may be harmed.

The growth of our customer acquisition business depends in part upon growth in the number of our customers or subscribers we are able to acquire for our clients. The rate at which we convert consumers into customers or subscribers using our customer acquisition websites is a significant factor in the growth of our customer acquisition business. A number of factors could influence this conversion rate for any given period, some of which are outside of our control. These factors include:

•	the quality of the consumer experience on our customer acquisition websites and with our delivery center;
•	the variety and affordability of the products and services that we offer on behalf of our clients and carrier partners;
•	system failures or interruptions in the operation of our customer acquisition websites; and
•	changes in the mix of consumers who are referred to us through our direct marketing partners, online advertising subscriber acquisition channels and other marketing channels.

Even if the rate at which we convert visitors to customers or subscribers declines, the marketing and lead generation costs that have already been incurred are unlikely to decline correspondingly. Therefore, such a decline in conversion rate of consumers visiting our customer acquisition websites is likely to result in reduced revenues and a further reduced margin, which could have a material adverse effect on our business, financial condition and operating results.

We depend upon internet search engines to attract a significant portion of the consumers who visit our customer acquisition websites, and if we are unable to advertise on search engines on a cost-effective basis, our business and operating results would be harmed.

We maintain a number of different customer acquisition websites to market our clients’ offerings to consumers in their target customer segments. Such client service offerings include cable, internet and paid television services. We derive a significant portion of our customer acquisition website traffic from consumers who search products or services using Internet search engines, such as Google, MSN and Yahoo!. A critical factor in attracting consumers to our customer acquisition websites is whether our clients’ offerings are prominently displayed in response to an internet search relating to specific products or services that we market. Search engines typically provide two types of search results, unpaid (natural) listings and paid advertisements. We rely on both unpaid listings and paid advertisements to attract consumers to our customer acquisition websites.

Unpaid search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular internet search engine. The algorithms determine the order of the listing of results in response to the consumer’s internet search. From time to time, search engines revise these algorithms. In some instances, these modifications have caused our customer acquisition websites to be listed less prominently in unpaid search results, which has resulted in decreased traffic to these websites. Our customer acquisition websites may also become listed less prominently in unpaid search results for other reasons, such as search engine technical difficulties, search engine technical changes and changes we decide to make to our websites. In addition, search engines have deemed the practices of some companies to be inconsistent with search engine guidelines and decided not to list their websites in search result listings at all. If we are listed less prominently in search result listings for any reason, the traffic to our customer acquisition websites would likely decline, which would harm our operating results. If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which also would harm our operating results and financial condition.

We also purchase paid advertisements on search engines in order to attract users to our customer acquisition websites. We typically pay a search engine for prominent placement of our name and website when certain specific terms are searched on the search engine, regardless of the unpaid search result listings. In some circumstances, the prominence of the placement of our name and website is determined by a combination of factors, including the amount we are willing to pay and algorithms designed to determine the relevance of our paid advertisement to a particular search term. We bid against our competitors and others for the display of these paid search engine advertisements. If there is increased competition for the display of paid advertisements in response to search terms related to our business, our advertising expenses could rise significantly or we could reduce or discontinue our paid search advertisements, either of which could harm our business, operating results and financial condition.

In addition to marketing through internet search engines, we frequently enter into contractual marketing relationships with other online and offline businesses that promote us to their customers. These marketing partners include financial and online service companies, affiliate programs and online advertisers and content providers.

Many factors influence the success of our relationship with our marketing partners, including:

•	the continued positive market presence, reputation and growth of the marketing partner;
•	the effectiveness of the marketing partner in marketing our websites and services;
•	the interest of the marketing partner’s customers in the products and services that we offer on our customer acquisition websites;
•	the contractual terms we negotiate with the marketing partner, including the marketing fee we agree to pay a marketing partner;
•	the percentage of the marketing partner’s customers that purchase products or services through our customer acquisition websites;

•	the ability of a marketing partner to maintain efficient and uninterrupted operation of its website; and
•	our ability to work with the marketing partner to implement website changes, launch marketing campaigns and pursue other initiatives necessary to maintain positive consumer experiences and acceptable traffic volumes.

If we are unable to maintain successful relationships with our existing marketing partners or fail to establish successful relationships with new marketing partners, our business, operating results and financial condition will be harmed.

Our business depends in part on our capacity to invest in technology as it develops, and substantial increases in the costs of technology and telecommunications services or our inability to attract and retain the necessary technologists could have a material adverse effect on our business, financial condition, results of operations and prospects.

The use of technology in our industry has and will continue to expand and change rapidly. Our business depends, in part, upon our ability to develop and implement solutions that anticipate and keep pace with continuing changes in technology, industry standards and client preferences. We may incur significant expenses in an effort to keep pace with customer preferences for technology or to gain a competitive advantage through technological expertise or new technologies.

If we do not recognize the importance of a particular new technology to our business in a timely manner, are not committed to investing in and developing or adopting such new technology and applying these technologies to our business, or are unable to attract and retain the technologists necessary to develop and implement such technologies, our current solutions may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technology, a decision not to invest and develop or adopt such technology that keeps pace with evolving industry standards and changing client demands, or an inability to attract and retain the technologists necessary to develop and implement such technology could have a material adverse effect on our business, financial condition, results of operations and prospects.

Increases in employee expenses as well as changes to labor laws could reduce our profit margin.

For the fiscal years ended June 30, 2018 and 2019, payroll and related costs and share-based payments accounted for $261.3 million and $258.7 million, respectively, representing 76.4%, and 70.2%, respectively, of our revenues in those periods.

Employee benefits expenses in each of the countries in which we operate are a function of the country’s economic growth, level of employment and overall competition for qualified employees in the country. In several locations including the United States, the Philippines and Pakistan, we have experienced increased labor cost during the fiscal year ended June 30, 2018 and June 30, 2019 due to increased demand and greater competition for qualified employees. For further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Operating Expenses.”

We may not be successful in our attempt to control costs associated with salaries and benefits as we continue to add capacity in locations where we consider wage levels of skilled personnel to be satisfactory. We may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires, which may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. In addition, wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee compensation expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our profit margin.

Furthermore, many of the countries in which we operate have labor protection laws, which may include statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly in the United States, Pakistan, the Philippines, Jamaica or Nicaragua, may be modified in the future in a way that is detrimental to our business. If these labor laws become more stringent, or if there are increases in statutory minimum wages or higher labor costs in these jurisdictions, it may become more difficult for us to discharge employees, or cost effectively downsize our operations as our level of activity fluctuates, both of which would likely reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural events, health epidemics, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural events (such as floods and earthquakes), health epidemics, wars, terrorist attacks and other acts of violence could result in significant worker absenteeism, lower asset utilization rates, voluntary or mandatory closure of our facilities, travel restrictions on our employees, and other disruptions to our business. These events could adversely affect our clients’ levels of business activity and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

We may expand our global operations in order to maintain an appropriate cost structure and meet our clients’ needs. This may involve expanding into countries other than those in which we currently operate and where we have less familiarity with local procedures. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, financial condition, results of operations and prospects.

Our profitability will suffer if we are not able to maintain asset utilization levels, price appropriately and control our costs.

Our profitability is largely a function of the efficiency with which we utilize our assets, particularly our people and facilities, and the pricing that we are able to obtain for our solutions. Our utilization rates are affected by a number of factors, including our ability to transition employees from completed projects to new assignments, hire and assimilate new employees, forecast demand for our solutions and thereby maintain an appropriate headcount in each of our locations and geographies, manage attrition, accommodate our clients’ requests to shift the mix of delivery locations during the pendency of a contract, and manage resources for training, professional development and other typically non-billable activities. The prices we are able to charge for our solutions are affected by a number of factors, including our clients’ perceptions of our ability to add value through our solutions, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenues from client engagements, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Therefore, if we are unable to price appropriately or manage our asset utilization levels, there could be a material adverse effect on our business, results of operations and financial condition.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and grow our business, we may not be able to manage the significantly larger and more geographically diverse workforce and our profitability may suffer.

The inability or unwillingness of clients that represent a large portion of our accounts receivable balance to pay such balances in a timely fashion could adversely affect our business.

We often carry significant accounts receivable balances from a limited number of clients that generate a large portion of our revenues. A client may become unable or unwilling to pay its balance in a timely fashion due to a general economic slowdown, economic weakness in its industry or the financial insolvency of its business. While we closely monitor our accounts receivable balances, a client’s financial inability or unwillingness, for any reason, to pay a large accounts receivable balance would adversely impact our financial condition and cash flow and could adversely impact our ability to draw upon our receivables-backed lines of credit.

If we are unable to fund our working capital requirements and new investments, our business, financial condition, results of operations and prospects could be adversely affected.

Our business is characterized by high working capital requirements and the need to make new investments in operating sites and employee resources to meet the requirements of our clients. Similar to our competitors in this industry, we incur significant start-up costs related to investments in infrastructure to provide our solutions and the hiring and training of employees, such expenses historically being incurred before revenues are generated.

We are exposed to adverse changes in our clients’ payment policies. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our financing costs may increase. If we are unable to fund our working capital requirements, access financing at competitive rates or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

Our operating results may fluctuate from quarter to quarter due to various factors including seasonality.

Our operating results may vary significantly from one quarter to the next and our business may be impacted by factors such as client loss, the timing of new contracts and of new product or service offerings, termination of existing contracts, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our solutions, start-up costs, delays or difficulties in expanding our operating facilities and infrastructure, delays or difficulties in recruiting, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. The financial benefit of gaining a new client may not be recognized at the intended time due to delays in the implementation of our solutions or negatively impacted due to an increase in the start-up costs.

Based on our experience, the BPO industry experiences increased volumes during the fourth calendar quarter of the year. These seasonal effects also cause differences in revenues and income among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.

The sales cycle for our solutions, which may extend up to two years, and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing of new client engagements.

Damage or disruptions to our technology systems and facilities either through events beyond or within our control could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications failures, adverse weather conditions and other unforeseen events, all of which are beyond our control or through bad service or poor performance which are within our control. Such events may cause disruptions to information systems, electrical power and telephone service for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the locations in which we operate, could impede our ability to provide solutions to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.

While we maintain property and business interruption insurance, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. Prolonged disruption of our solutions, even if due to events beyond our control, could also entitle our clients to terminate their contracts with us or result in other brand and reputational damages, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We face substantial competition in our business.

The market in which we compete, which is comprised of the historic customer acquisition, customer engagement and experience, and customer experience management market segments, is highly fragmented and continuously evolving. We face competition from a variety of companies, including some of our own clients, which operate in distinct segments of the customer lifecycle journey. These segments are very competitive, and we expect competition to remain intense from a number of sources in the future. We believe that the most significant competitive factors in the markets in which we operate are service quality, value-added service offerings, industry experience, advanced technological capabilities, global coverage, reliability, scalability, security and price. The trend toward near- and offshore outsourcing, international expansion by foreign and domestic competitors and continued technological changes may result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.

Some of our existing and future competitors have or will have greater financial, human and other resources, longer operating histories, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address customer needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our certain industries and among competitors may result in new competitors with greater scale, a broader footprint, better technologies and price efficiencies attractive to our clients. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins and diminished financial performance which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Unfavorable economic conditions, especially in the United States and in the telecommunications, technology and cable industries from which we generate most of our revenue, could adversely affect our business, results of operations, financial condition and prospects.

Our results of operations may vary based on the impact of changes in the global economy on our clients. While it is often difficult to predict the impact of general economic conditions on our business, unfavorable economic conditions, such as those that occurred during the global financial crisis and economic downturn that began in 2008, could adversely affect the demand for some of our clients’ products and services and, in turn, could cause a decline in the demand for our solutions. Additionally, several of our clients, particularly in the telecommunications and technology industries, have experienced substantial price competition. As a result, we face increasing price pressure from such clients, which, if continued, could negatively affect our operating and financial performance.

Our business and future growth depend largely on continued demand for our solutions from clients based in the United States, particularly in the telecommunications, technology, cable and healthcare industries. During the fiscal year ended June 30, 2018 and 2019, we derived 97.7% and 98.0%, respectively, of our total revenues from customers based in the United States. In addition, a substantial portion of our clients are concentrated in the telecommunications, technology, cable, retail and e-commerce industries. For the fiscal year ended June 30, 2018, 45.4% of our revenues were derived from clients in the telecommunications industry, 17.7% of our revenues was derived from clients in the technology industry, 12.3% of our revenues were derived from clients in the cable industry and 4.0% of our revenues were derived from clients in the retail and e-commerce industry. For the fiscal year ended June 30, 2019, 40.5% of our revenues were derived from clients in the telecommunications industry, 14.7% of our revenues were derived from clients in the technology industry, 9.9% of our revenues were derived from clients in the cable industry and 7.9% of our revenues were derived from clients in the retail and e-commerce industry.

For these reasons, among others, the occurrence of unfavorable economic conditions could adversely affect our business, results of operations, financial condition and prospects.

If our solutions do not comply with the quality standards required by our clients under our agreements, our clients may assert claims for reduced payments to us or substantial damages against us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Many of our client contracts contain service level and performance requirements, including requirements relating to the quality of our solutions. Failure to meet service requirements or real or perceived errors made by our employees in the course of delivering our solutions could result in a reduction of revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, in connection with our service contracts, certain representations are made, including representations relating to the quality and experience of our personnel. A failure or inability to meet these requirements or a breach of such representations could result in a claim for damages against us and seriously damage our reputation and affect our ability to attract new business.

Our business prospects will suffer if we are unable to continue to anticipate our clients’ needs by adapting to market and technology trends.

Our success depends, in part, upon our ability to anticipate our clients’ needs by adapting to market and technology trends. We may need to invest significant resources in research and development to maintain and improve our solutions and respond to our clients’ changing needs. However, we may not be able to modify our current solutions or develop, introduce and integrate new solutions in a timely manner or on a cost-effective basis. If we are unable to further refine and enhance our solutions or to anticipate innovation opportunities and keep pace with evolving technologies, our solutions could become uncompetitive or obsolete and as a result our clients may terminate their relationship with us or choose to divert their business elsewhere, and our revenues may decline as a result. In addition, we may experience technical problems and additional costs as we introduce new solutions, deploy future iterations of our solutions and integrate new solutions with existing client systems and workflows. If any of these or related problems were to arise, our business, financial condition, results of operations and prospects could be adversely affected.

In addition, we plan to expand across client industries and enter into new industry verticals such as travel and hospitality. If we are unable to successfully adapt our solutions to these industry verticals, our potential growth opportunities could be compromised.

If we fail to adequately protect our intellectual property and proprietary information in the United States and abroad, our competitive position could be impaired and we may lose valuable assets, experience reduced revenues and incur costly litigation to protect our rights.

We believe that our success is dependent, in part, upon protecting our intellectual property and proprietary information. We rely on a combination of intellectual property registrations, trade secrets and contractual restrictions to establish and protect our intellectual property. However, the steps we take to protect our intellectual property may provide only limited protection and may not now or in the future provide us with a competitive advantage. We may not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create products and services that compete with our solutions. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our directors, advisory board members and with the parties with whom we have strategic relationships and business alliances, as well as our clients. No assurance can be given that these agreements will be effective in controlling access to and the distribution of our proprietary information. Further, these agreements may not prevent potential competitors from independently developing technologies that are substantially equivalent or superior to ours, in which case we would not be able to assert trade secret rights.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the eligibility, validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could make it more expensive for us to do business and adversely affect our operating results by delaying further sales or the implementation of our technologies, impairing the functionality of our platform and solutions, delaying introductions of new features or applications or injuring our reputation.

Others could claim that we infringe on their intellectual property rights or violate contractual protections, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.

We or our clients may be subject to claims that our technology infringes upon the intellectual property rights of others. Any such infringement claims may result in substantial costs, divert management attention and other resources, harm our reputation and prevent us from offering our solutions. A successful infringement claim against us could materially and adversely affect our business, resulting in our substituting inferior or costlier technologies into our platform and solutions, monetary damages, reasonable royalties or an injunction against providing some or all of our solutions.

In our contracts, we agree to indemnify our clients for expenses and liabilities resulting from claimed infringement by our solutions, in some cases excluding third-party components, of the intellectual property rights of others. In some instances, the amount of these indemnity obligations may be greater than the revenues we receive from the client under the applicable contract. In addition, we may develop work product in connection with specific projects for our clients. While our contracts with our clients provide that we retain the ownership rights to our pre-existing proprietary intellectual property, in some cases we assign to clients intellectual property rights in and to some aspects of documentation or other work product developed specifically for these clients in connection with these projects, which may limit or prevent our ability to resell or reuse this intellectual property.

Our global operations expose us to numerous legal and regulatory requirements.

We provide solutions to our clients’ customers in 51 countries and four continents around the world. We are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anticorruption, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data security, privacy and labor relations. For example, our operations in the United States are subject to U.S. laws on these diverse matters and our operations outside of the United States may also be subject to U.S. laws on these diverse matters. U.S. laws may be different in several respects from the laws of

Pakistan and the Philippines, where we have significant operations, and jurisdictions where we may seek to expand. We also have and may seek to expand operations in emerging market jurisdictions where legal systems may be less developed or familiar to us. In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions or otherwise in the jurisdictions where we have operations will not change. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

We are subject to economic sanctions, export control, anti-corruption, anti-bribery, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to U.S. export controls and economic sanctions laws and regulations, including the U.S. Export Administration Regulations administered by the U.S. Commerce Department’s Bureau of Industry and Security and the economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports, re-exports and transfers of our software and services must be made in compliance with these laws and regulations, which could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws. Specifically, the provision of our services and our international activities are subject to various economic and trade sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, which include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities. The OFAC rules also prohibit U.S. persons from facilitating a foreign person’s engagement in or with such countries, governments, persons and entities.

Although we take precautions to prevent our services from being provided or deployed in violation of such laws, our services could be provided inadvertently in violation of such laws despite the precautions we take, including usage by our customers in violation of our terms of service. We also cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. If we fail to comply with these laws, we and our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties, and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise.

In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our users’ ability to access our products in those countries. Changes in our products, or future changes in export and import regulations may prevent our users with international operations from utilizing our products globally or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell products to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our products would likely adversely affect our business, results of operations, and financial results.

In many parts of the world, including countries in which we operate or seek to expand, practices in the local business community may not conform to international business standards and could violate anticorruption laws or regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and the Bermuda Bribery Act of 2016. Our employees, subcontractors, agents and other third parties with which we associate could take actions that violate our policies or procedures designed to promote legal and regulatory compliance or applicable anticorruption laws or regulations. As we continue our international business, we may also engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. Violations of these laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations) including fines or penalties, disgorgement of profits and suspension or disqualification from work, including U.S. federal contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.

We cannot predict whether any material suits, claims, or investigations may arise in the future. Regardless of the outcome of any future actions, claims, or investigations, we may incur substantial defense costs and such actions may cause a diversion of management time and attention. Also, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our client base includes many entities in highly regulated industries, potentially increasing our legal risk and compliance costs and requiring implementation of additional security measures.

Many of our clients are engaged in highly regulated industries that have an array of sector-specific regulatory obligations, including privacy and security requirements. Specifically, our focus on the telecommunications, technology and cable industries means that we may process or come into possession of data that must be treated with special care. In additional to government regulations, our client contracts contain requirements related to the retention of records.

In the United States, telecommunications providers are subject to rules on the use and sharing of Customer Proprietary Network Information, or CPNI. The Telecommunications Act of 1996 limits the uses to which such information may be put, and the parties with whom it may be shared, absent customer permission. It also requires that CPNI be adequately safeguarded. Compliance with these obligations has been a topic of increased interest for the U.S. Federal Communications Commission, or FCC, which has undertaken high-profile CPNI enforcement actions in recent years. The FCC also is in the process of applying such rules to broadband service providers, which could affect how we may provide our solutions to this segment of the telecommunications industry. We instruct our clients not to provide any CPNI to us, but this information may inadvertently be provided to us by our clients as part of their customer information.

In the United States, two federal agencies, the Federal Trade Commission, or FTC, and the FCC, and various states have enacted laws including, at the federal level, the Telephone Consumer Protection Act of 1991, that restrict the placing of certain telephone calls and texts to residential and wireless telephone subscribers by means of automatic telephone dialing systems, prerecorded or artificial voice messages and fax machines. Internationally, we are also subject to similar laws imposing limitations on marketing calls to wireline and wireless numbers and compliance with do not call rules. These laws require companies to institute processes and safeguards to comply with these restrictions. Some of these laws can be enforced by the FTC, FCC, state attorney generals, foreign regulators or private party litigants. In these types of actions, the plaintiff may seek damages, statutory penalties, costs and/or attorneys’ fees.

These and other sector-specific obligations could increase our legal risk and impose additional compliance costs on our solutions. If we fail to comply with these obligations, we could suffer a range of consequences, including contract breach claims from our clients, regulatory fines and other penalties, or reputational harm, all of which may have a material adverse impact on our business.

Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

We and our customers may be subject to privacy- and data protection-related laws and regulations that impose obligations in connection with the collection, use, storage, transfer, dissemination, security, and/or other processing, or Processing, of personally identifiable information (such personally identifiable information collectively with all information defined or described by applicable law as “personal data,” “personal information,” “PII” or any similar term, is referred to as Personally Identifiable Information, data, financial data, health data or other similar data. Existing U.S. federal and various state and foreign privacy- and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy- and data protection-related matters. New laws, amendments to or re-interpretations of existing laws and regulations, rules of self-regulatory bodies, industry standards and contractual obligations may impact our business and practices, and we may be required to expend significant resources to adapt to these changes, or stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the Processing of Personally Identifiable Information of individuals. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the Processing of data, and to the security measures applied to such data. Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the Processing of Personally Identifiable Information obtained from their residents individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the Processing of Personally Identifiable Information that identifies or may be used to identify an individual, such as names, email addresses and, in some jurisdictions, IP addresses and other online or device identifiers. In particular, on April 27, 2016 the European Union adopted the General Data Protection Regulation 2016 / 679 (GDPR) that took effect on May 25, 2018. The GDPR repeals and replaces the EU Data Protection Directive 95 / 46 / EC and it is directly applicable across EU member states. The GDPR applies to any company established in the EU as well as to those outside the EU if they process personal data, as defined under the GDPR, in connection with the provision of goods or services to individuals in the EU or monitor their behavior (for example, through online tracking). The GDPR enhances data protection obligations for businesses and provides direct legal obligations for service providers processing personal data on behalf of customers, including with respect to cooperation with European data protection authorities, implementation of security measures and keeping records of personal data processing activities. Moreover, the GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information. Noncompliance with the GDPR can trigger steep fines of up to €20 million or 4% of global annual revenues, whichever is higher.

In addition to the GDPR, the European Union also is considering another draft data protection regulation. The proposed regulation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation has been delayed but could be enacted sometime in the relatively near future. While the new regulation contains protections for those using communications services (for example, protections against online tracking technologies), the potential timing of its enactment significantly later than the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the

GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, as well as obligations and restrictions on the processing of data from an end-user’s terminal equipment, which may negatively impact our product offerings and our relationships with our customers. Preparing for and complying with the GDPR and the ePrivacy Regulation (if and when it becomes effective) has required and will continue to require us to incur substantial operational costs and may require us to change our business practices. Despite our efforts to bring practices into compliance with the GDPR and before the effective date of the ePrivacy Regulation, we may not be successful either due to internal or external factors such as resource allocation limitations. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects, consumer associations or others.

With respect to all of the foregoing, any failure or perceived failure by us to comply with U.S., EU or other foreign privacy or data security laws, policies, industry standards or legal obligations, or any security incident that results in the unauthorized Processing of Personally Identifiable Information or other customer data may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Because global laws, regulations, industry standards and other legal obligations concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our business may not be, or may not have been, compliant with each such applicable law, regulation, industry standard or other legal obligation.

Any such new laws, regulations, other legal obligations or industry standards, or any changed interpretation of existing laws, regulations or other standards may require us to incur additional costs and restrict our business operations. If our privacy or data security measures fail to comply with current or future laws, regulations, policies, legal obligations or industry standards, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business.

On June 28, 2018, California became the first U.S. state with a comprehensive consumer privacy law when it enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which becomes effective January 1, 2020, with some exceptions (Cal. Civ. Code §§ 1798.100-1798.199). The CCPA grants covered California residents new data protection rights regarding their Personal Information (as defined under the CCPA), including rights to access and delete their Personal Information, opt out of certain Personal Information sharing and receive detailed information about how their Personal Information is used. Additionally, the CCPA and imposes various data protection duties on certain entities conducting business in California. The CCPA regulates any for-profit entity doing “business” (who are not otherwise exempt) in California that meets one of the following: (a) has a gross revenue greater than $25 million. (b) annually buys, receives, sells or shares the Personal Information of more than 50,000 consumers, households or devices for commercial purposes, or (c) derives 50 percent (50%) or more of its annual revenues from selling consumers’ Personal Information. Noncompliance with the CCPA can trigger a private right of action lawsuit against any covered entity who fails to cure a reported violation within the thirty (30)-day notice period, and is expected to increase data breach litigation. Damages available for private rights of action range from $100 to $750 per violation or actual damages, whichever greater, with injunctive or declaratory relief also possible. In addition to the private right of action, the California Attorney General may independently bring administrative actions for civil penalties of $2,500 per violation, or up to $7,500 per violation if intentional. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

Unauthorized or improper disclosure of Personally Identifiable Information or breach of privacy, whether inadvertent or as the result of a cyber-attack or improperly by our employees, could result in liability and harm our reputation which could adversely affect our business, financial condition, results of operations and prospects.

Our business depends significantly upon technology infrastructure, telephone systems, data and other equipment and systems. Internal or external attacks on any of those could disrupt the normal operations of our facilities and impede our ability to provide critical solutions to our clients, thereby subjecting us to liability under our contracts. In addition, our business involves the use, storage and transmission of information about our employees, our clients and customers of our clients in connection with our solutions such as Personally Identifiable Information of the customers of our clients. While we take measures to protect the security of, and against unauthorized access to, our systems, as well as the privacy of Personally Identifiable Information and proprietary information, it is possible that our security controls over our systems, as well as other security practices we follow, may not prevent the improper access to or disclosure of Personally Identifiable Information or proprietary information. Such disclosure could harm our reputation and subject us to significant liability under our contracts and laws that protect Personally Identifiable Information, resulting in increased costs or loss of revenue. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide solutions. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area or any other kind of improper access to private Personally Identifiable Information could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of June 30, 2019, we had total indebtedness of $118.3 million. Our level of indebtedness may have significant negative effects on our future operations, including:

•	impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditures, acquisitions or other important needs;
•	requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs;
•	increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and
•	limiting our ability to adjust to rapidly changing conditions in the industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with relatively lower levels of debt.

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, several of our financing arrangements contain a number of covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt, pay dividends and make certain investments. Complying with these covenants may cause us to take actions that make it more difficult to successfully execute our business strategy and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain of our loans which may have a material adverse effect on our business, financial condition, results of operation and prospects. In several recent instances, we have not been in compliance with certain applicable debt covenants in our financing arrangements.

If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.

If we fail to maintain good relations with our employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.

Fluctuations against the U.S. dollar in the local currencies in the countries in which we operate could have a material effect on our results of operations.

During the fiscal year ended June 30, 2018 and 2019, 1.9% and 2.3%, respectively, of our revenues were generated in foreign currencies other than the U.S. dollar. A portion of our costs and expenses that were incurred outside of the United States were paid for in foreign currencies, mostly the local currencies of the Philippines and Pakistan. During the fiscal year ended June 30, 2019, out of our total payroll and related costs, 20.3% were incurred in the Philippines (currency Philippine Peso) and 7.0% were incurred in Pakistan (currency Pakistani Rupee). Because our financial statements are presented in U.S. dollars and revenues are primarily generated in U.S. dollars whereas some portion of the cost is incurred in foreign currencies, any significant unhedged fluctuations in the currency exchange rates between the U.S. dollar and the currencies of countries in which we incur costs in local currencies will affect our results of operations and financial statements. This may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations.”

In addition to our exposure to the Philippine Peso and Pakistani Rupee, we also have exposures to the Canadian Dollar, CFA Franc (XOF), Emirati Dirham, Euro, Jamaican Dollar, and Nicaraguan Cordoba. Of these, the Jamaican Dollar and Nicaraguan Cordoba are most significant after the Philippine Peso and Pakistani Rupee.

As we increase our revenues from non-U.S. locations or expand our solution delivery or back office footprint to other international locations, this effect may be magnified. We may in the future engage in hedging strategies in an effort to reduce the adverse impact of fluctuations in foreign currency exchange rates, which may not be successful. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Exchange Risk” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Foreign Currency Translation.”

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the market for our portfolio of integrated solutions may prove to be inaccurate. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our solutions and those of our competitors. Even if the markets in which we currently compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see “Market and Industry Data.”

We have entered into certain related-party transactions and may continue to rely on related parties for certain key development and support activities.

We have entered, and may continue to enter, into transactions with affiliates of TRGI for corporate and operational services. See “Related Party Transactions.” Such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favorable terms because such transactions were entered into with our related parties. We rely, and will continue to rely, on our related parties to maintain these services. If the pricing for these services changes, or if our related parties cease to provide these services, including by terminating agreements with us, we may be unable to obtain replacements for these services on the same terms without disruption to our business. This could have a material effect on our business, results of operations and financial condition.

We may acquire other companies in pursuit of growth, which may divert our management’s attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.

We may in the future acquire complementary businesses. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, services, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily compatible with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Mergers or acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any merger, acquisition, investment or similar partnership may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our shareholders;
•	use cash that we may need in the future to operate our business;
•	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations or cash flows;
•	incur large charges or substantial liabilities; or
•	become subject to adverse tax consequences, or substantial depreciation or amortization, deferred compensation or other acquisition related accounting charges.

Any of these risks could materially and adversely affect our business, results of operations, financial condition and prospects.

Our facilities operate on leasehold property, and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Our facilities operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our facilities or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our business and results of operation.

If our goodwill or amortizable intangible assets become impaired, we could be required to record a significant charge to earnings.

We had goodwill and other intangible assets totaling $14.8 million as of June 30, 2019. We review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We assess whether there has been an impairment in the value of goodwill at least annually. In the fiscal year ended June 30, 2019, we recognized a $0.2 million impairment of intangibles due to the disposal of DGS EDU. In the year ended June 30, 2018, we did not recognize an impairment of goodwill or other intangible assets. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows and slower growth rates in our industry. We could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets were determined, negatively impacting our results of operations.

Our ability to use our U.S. net operating loss carry forwards may be subject to limitation.

As of June 30, 2019, we had U.S. federal net operating loss carry forwards of $26.7 million and U.S. state net operating loss carry forwards of $31.9 million, which will begin to expire in 2029. As of that same date, our European subsidiaries had net operating loss carry forwards of $6.9 million, which can be carried forward indefinitely with no expiry date, and our Canadian subsidiary had a net operating loss carry forward of $2.2 million, which expires over the period 2027 through 2037. The timing and manner in which we may utilize net operating losses may be limited by tax rules regarding changes in ownership and a lack of future taxable income could adversely affect our ability to utilize our net operating losses before they expire. In general, net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Furthermore, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state or foreign income tax liability.

Risks Related to Being Incorporated in Bermuda

Tax matters, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.

We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions. Our results of operations and financial condition could be adversely affected if tax contingencies are resolved adversely or if we become subject to increased levels of taxation.

We are also subject to income taxes in the United States and numerous other foreign jurisdictions. Our tax expense and cash tax liability in the future could be adversely affected by numerous factors, including, but not limited to, changes in tax laws, regulations, accounting principles or interpretations and the potential adverse outcome of tax examinations and pending tax-related litigation. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense. The governments of foreign jurisdictions from which we deliver solutions may assert that certain of our clients have a “permanent establishment” in such foreign jurisdictions by reason of the activities we perform on their behalf, particularly those clients that exercise control over or have substantial dependency on our solutions. Such an assertion could affect the size and scope of the solutions requested by such clients in the future.

Transfer pricing regulations, to which we are subject, require that any transaction among us and our subsidiaries be on arm’s-length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arm’s length criteria, we may incur increased tax liability, including accrued interest and penalties. Such increase on our tax expenses would reduce our profitability and cash flows.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union, the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, Bermuda, among others, was placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council on May 17, 2019 that Bermuda had been removed from the list of non-cooperative tax jurisdictions. The European Union has stated that Bermuda has taken positive steps to comply with the European Union’s requirements but that further technical changes need to be made to address economic substance concerns. Bermuda has until the end of 2019 to address these concerns. If Bermuda is unable to satisfy the European Union’s concerns then it risks being returned to the list of non-cooperative jurisdictions for tax purposes. The European Commission has proposed sanctions against non-cooperative jurisdictions, although there are currently no such sanctions in place. In addition, we may be subject to certain adverse tax and non-tax consequences, which may depend in part on future changes in tax laws and/or administration of relevant European Union countries.

On December 31, 2018, the Bermuda government enacted the Economic Substance Act 2018 (the “Substance Act”), with effect from July 1, 2019 for existing Bermuda entities, requiring certain entities in Bermuda engaged in “relevant activities” to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. The list of “relevant activities” includes holding entities, and the legislation requires Bermuda companies engaging in a “relevant activity” to be locally managed and directed, to carry on core income generating activities in Bermuda, to maintain adequate physical presence in Bermuda, and to have an adequate level of local full time qualified employees and incur adequate operating expenditure in Bermuda. Under the Substance Act, any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities or may be struck as a registered entity in Bermuda. Although we believe we comply with the requirements of the Substance Act, we are not able to predict how the Bermuda authorities will interpret and enforce the Substance Act or the potential impact of compliance or noncompliance on our results of operations and financial condition.

In addition, the United States enacted the Tax Cuts and Jobs Act of 2017 (the “TCJA”), which has significantly changed the U.S. federal income tax system. Significant changes introduced by TCJA include reduction in US federal tax rate, limitations on the deductibility of interest expense and executive compensation, a base erosion focused minimum tax (the Base Erosion and Anti-Abuse tax), transitional tax, tangible property expensing, current tax on global intangible low-taxed income (GILTI) and carry forward of net operating losses (“NOLs”). Although we believe we currently comply with the applicable requirements of TCJA, it is difficult to predict whether and to what extent legislative changes or administrative guidance could further change or interpret the meaning of the TCJA. See “Material U.S. and Bermuda Tax Consequences—U.S. Federal Income Tax Consequences.”

Prospective investors should consult their tax advisors regarding the potential impact to them of the TCJA and any subsequent legislative changes and administrative guidance to them.

During the year, we were challenged by Luxembourg tax authorities on royalties related tax exemption. We are fully compliant with all the applicable laws related to Luxembourg tax exemption. We believe the decision to be without merit and have filed an appeal/petition to Luxembourg Tax Office. In the event of an unfavorable outcome, we could be subject to incremental tax liability of $4.7 million that would reduce our profitability and cash flows.

We may become subject to taxes in Bermuda after 2035, which may have a material adverse effect on our results of operations and shareholders’ investments.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given us assurances that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations until March 31, 2035, except insofar as such tax applies to persons ordinarily residing in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda. See “Material United States and Bermuda Income Tax Considerations—Bermuda Tax Consequences.” Given the limited duration of the Bermuda Minister of Finance’s assurance, we cannot assure shareholders that we will not be subject to any Bermuda tax after March 31, 2035.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Bermuda laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and a controlled company, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

As a foreign private issuer who has applied to list our common shares on Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Bermuda law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Global Market.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

•	have a majority of the board of directors consist of independent directors;
•	require non-management directors to meet on a regular basis without management present;
•	adopt a code of conduct and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
•	have an independent compensation committee;
•	have an independent nominating committee;
•	solicit proxies and provide proxy statements for all shareholder meetings;

•	review related-party transactions; and
•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of common shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. In accordance with our Nasdaq Global Market listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to U.S. companies listed on the Nasdaq Global Market. Because we are a foreign private issuer, however, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. These reduced compliance requirements may make our common shares less attractive to some investors, which could adversely affect their market price.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under Nasdaq corporate governance rules. A “controlled company” under Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder, The Resource Group International Limited, controls, and following this offering will continue to control, a majority of the voting power of our outstanding shares, making us a “controlled company” within the meaning of Nasdaq corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of corporate governance standards.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either:

•	a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States; or
•	a majority of our “executive officers” or directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the United States, and our business must be administered principally outside the United States.

A majority of our executives, assets and business are located in and managed from the United States. As a result, if a majority of our common shares become either directly or indirectly owned of record by United States residents, we will lose our foreign private issuer status. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers.

We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities more time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares.

We are organized under the laws of Bermuda. As a result, our corporate affairs are governed by the Bermuda Companies Act, which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See “Bermuda Company Considerations.” Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions are not available under Bermuda law. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. However, our bye-laws contain a provision by virtue of which unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York will be the exclusive forum for any private action asserting violations by us or any of our directors or officers of the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the United States District Court for the Southern District of New York, the plaintiff or plaintiffs shall be deemed by this provision of the bye-laws (i) to have consented to removal of the action by us to the United States District Court for the Southern District of New York, in the case of an action filed in a state court, and (ii) to have consented to transfer of the action pursuant to 28 U.S.C. § 1404 to the United States District Court for the Southern District of New York.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. In addition, under our bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of holders of our common shares and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, holders of our common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States. See “Enforceability of Civil Liabilities.”

Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Bermuda.

We are incorporated in Bermuda and a significant portion of our assets is located outside the United States. In addition, certain of our directors are non-residents of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or our directors and executive officers, or to enforce a judgment against us for civil liabilities in U.S. courts.

In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us based on those laws.

Risks Related to Our Common Shares and this Offering

There has been no prior public market for our common shares, and an active market may not develop or be sustained, and you may not be able to resell your shares at or above the initial public offering price, if at all.

Prior to this offering, there has been no public market for our common shares. We cannot predict the extent to which a trading market for our common shares will develop or how liquid that market might become. An active trading market for our common shares may never develop or may not be sustained, which could adversely affect your ability to sell your common shares and the market price of your common shares. Also, if you purchase common shares in this offering, you will pay a price that was not established in public trading markets. The initial public offering price for the common shares will be determined by negotiations between us and the underwriters and does not purport to be indicative of prices at which our common shares will trade upon completion of this offering. Consequently, you may not be able to sell your common shares above the initial public offering price and may suffer a loss on your investment.

The market price of our common shares may be volatile and may trade at prices below the initial public offering price.

The stock market in general, and the market for equities of newly-public companies in particular, have been highly volatile. As a result, the market price of our common shares is likely to be similarly volatile, and investors in our common shares may experience a decrease, which could be substantial, in the value of their common shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our common shares could be subject to significant fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;
•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	changes in our revenues or earnings estimates or recommendations by securities analysts;
•	publication of research reports by securities analysts about us or our competitors in our industry;
•	failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•	additions or departures of key personnel;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	announcement of technological innovations by us or our competitors;
•	the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;
•	speculation in the press or investment community;
•	changes in accounting principles;
•	terrorist acts, acts of war or periods of widespread civil unrest;
•	changes in general market and economic conditions;
•	changes or trends in our industry;
•	investors’ perception of our prospects; and
•	adverse resolution of any new or pending litigation against us.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation.

If securities or industry analysts do not publish research about our business, or publish inaccurate or unfavorable research, the price and trading volume of our common shares could decline.

The market for our common shares will likely depend, in part, on the research and reports that securities or industry analysts publish about us or our business. There can be no assurance that analysts will cover us or provide favorable coverage. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. Moreover, if one or more analysts downgrade our common shares or change their opinion of our common shares, our share price would likely decline.

You will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per common share outstanding prior to this offering. As a result, investors purchasing common shares in this offering will experience immediate dilution of $         per share in net tangible book value after giving effect to the sale of common shares in this offering at an assumed public offering price of $         per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. See “Dilution.”

As of June 30, 2019, 2,373,374 restricted stock awards were issued at a fair market value of $0.61 per share, of which 956,835 have vested. In addition, up to 1,443,740.49 common shares may be issuable under the Amazon Warrant, if all of the vesting conditions under that warrant are satisfied. To the extent additional stock awards vest and the Amazon Warrant is ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their common shares. In addition, if we issue additional equity securities, you will experience additional dilution.

Our future earnings and earnings per share, as reported under IFRS as issued by the IASB, could be adversely impacted by the Amazon Warrant and if Amazon exercises its right to acquire our common shares pursuant to the Amazon Warrant, it will dilute the ownership interests of our then-existing shareholders and could adversely affect the market price of our common shares.

The Amazon Warrant increases the number of diluted shares reported, which has an effect on our fully diluted earnings per share. Further, the Amazon Warrant will be presented as a liability in our audited consolidated balance sheet and is subject to fair value measurement adjustments during the periods that it is outstanding. Accordingly, future fluctuations in the fair value of the Amazon Warrant could adversely impact our results of operations. If Amazon exercises its right to acquire our common shares pursuant to the Amazon Warrant, it will dilute the ownership interests of our then-existing shareholders and reduce our earnings per share. In addition, any sales in the public market of any common shares issuable upon the exercise of the Amazon Warrant by Amazon could adversely affect the market price of our common shares.

After the completion of this offering, we may not pay any dividends. Accordingly, investors may only realize future gains on their investments if the price of their common shares increases, which may never occur.

We have never declared or paid any dividends on our common shares, other than a dividend declared by one of our subsidiaries during the fiscal year ended June 30, 2017, the remaining $1.6 million of which was paid during the fiscal year ended June 30, 2019. We currently do not plan to declare dividends on our common shares in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. The payment of dividends, if any, would be at the discretion of our board of directors and would depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant. Accordingly, if our board of directors deems it appropriate not to pay any dividends, our investors may only realize future gains on their investments if the price of their common shares increases, which may never occur. See “Dividend Policy.”

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these provisions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of this offering. If we take advantage of any of these reduced reporting requirements in future filings, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting, our results of operations and the price of our common shares could be adversely affected.

In connection with our fiscal year ended June 30, 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as defined in Rule 12b-2 under the Exchange Act. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. Specifically, the material weaknesses related to various control deficiencies related to (i) information technology general controls and (ii) revenue recognition at one of our subsidiaries. As of June 30, 2019, we and our independent registered public accounting firm determined that these material weaknesses were remediated.

In addition, during the fiscal year ended June 30, 2018, we assessed the presentation of our consolidated statement of cash flows and concluded that it was necessary to restate our previously issued financial statements for the fiscal year ended June 30, 2017 in order to correct an error in presentation. In accordance with International Accounting Standard (IAS) 7, Statement of Cash Flows, the cash flow associated with the proceeds and payments relating to the line of credit borrowing did not meet the criteria for net presentation as the maturity associated with the line of credit was significantly greater than 90 days and, therefore, we were required to present the cash flow activities associated with the line of credit by presenting separately proceeds from the line of credit and the associated repayments. For more information about this restatement, refer to Note 2.2, Basis of accounting and presentation, in our audited consolidated financial statements included elsewhere in this prospectus.

During the fiscal year ended June 30, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting related to our estimate of renewable revenue and related provision for Etelequote Limited. We disposed of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and have treated Etelequote Limited as a discontinued operation in our financial statements for the years ended June 30, 2019 and 2018. For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will prevent potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required to date. As an emerging growth company and pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ended June 30, 2021, our management is required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We have not yet made a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Also, once we no longer qualify as an EGC, the independent registered public accounting firm that audits our financial statements will also be required to audit our internal control over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and the price of our shares. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements. Failure to comply with Section 404 or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations could potentially result in a loss in investor confidence in our reported financial information and subject us to sanctions or investigations by regulatory authorities.

If we are unable to successfully remediate any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, operating results and financial condition.

As a public company, and particularly after we cease to be an “emerging growth company,” we will incur significantly greater legal, accounting and other expenses than we incurred as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Nasdaq rules and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an emerging growth company, we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an emerging growth company. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our common shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

After we are no longer an emerging growth company, or sooner if we choose not to take advantage of certain exemptions set forth in the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Certain U.S. holders of our common shares may suffer adverse U.S. tax consequences if we are characterized as a passive foreign investment company.

Based on our estimated gross income and average value of our gross assets, taking into account the assumed initial public offering price of our shares in this offering and the expected price of our shares following the offering, as well as the nature of our business, we do not expect to be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax for the current tax year or in tax years in the foreseeable future. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our common shares, which is likely to fluctuate after the offering. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our common shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Material United States and Bermuda Income Tax Consequences—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

After this offering, our executive officers, directors and principal shareholders will maintain the ability to control all matters submitted to shareholders for approval.

Upon the closing of this offering, our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares before this offering, which we refer to as our principal shareholders, will, in the aggregate, beneficially own shares representing approximately       % of our common shares (      % if the underwriters exercise in full their option to purchase additional shares). As a result, if some or all of these shareholders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, amalgamation, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire.

Our largest shareholder, The Resource Group International, Ltd., and its major shareholder, TRG Pakistan Limited, will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including any change of control.

Upon the closing of this offering, our largest shareholder, TRGI, will beneficially own, in the aggregate, approximately          % of our outstanding common shares (         % if the underwriters exercise in full their option to purchase additional shares). As of June 30, 2019, TRG Pakistan Limited, a publicly traded Pakistan corporation listed on the Pakistan Stock Exchange, or TRGP, beneficially owns 57.2% of TRGI’s outstanding voting securities (45.71%, if all outstanding non-voting common shares are converted into voting common shares). The members of the boards of directors of TRGP and TRGI have substantial overlap. Peter Riepenhausen serves as the chairman and director of both TRGP and TRGI. Zia Chishti serves as a director of both TRGP and TRGI and is also TRGP’s largest shareholder and a significant shareholder in TRGI. In addition, Mohammed Khaishgi serves on the boards of directors of TRGP, TRGI and TRGI’s portfolio management company, TRG Holdings LLC (See “Management” and “Principal Shareholders”).

Additionally, pursuant to a stockholder’s agreement, dated September 15, 2017, between TRGI and us (the “TRGI Stockholder’s Agreement”), we will not take or commit to take, or cause or permit any of our subsidiaries to take, certain enumerated actions without TRGI’s consent, to be withheld or given in TRGI’s sole discretion. The TRGI Stockholder’s Agreement will remain in effect until the date that TRGI ceases to hold 10% or more of all shares issued by us, as measured on an as-converted basis. As a result, we expect that TRGP and TRGI will be able to exert significant influence over our business. TRGP and TRGI may have interests that differ from your interests and may cause TRGI’s shares in our company to be voted in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our share capital may have the effect of delaying, preventing or deterring a change of control of our company and its subsidiaries, as well as certain M&A activity and securities offerings, and could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and may adversely affect the market price of our common shares. In addition, because of TRGI’s majority ownership of our company, even if we no longer qualify as a foreign private issuer, we may be able to take advantage of many of the same exemptions from the Nasdaq corporate governance rules for as long as we continue to qualify as a “controlled company” within the meaning of the Nasdaq corporate governance standards. See “As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.” Our bye-laws provide that any shareholder holding 50% or more of the nominal value of our voting shares will have the right to appoint five directors to our board of directors. If there is no such 50% holder, then any shareholder holding 25% or more of the nominal value of our voting shares (first in time as compared to any other 25% shareholder) will have the right to appoint five directors to our board of directors. See “Description of Share Capital—Election and Removal of Directors.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds in ways that increase the value of your investment. We plan to invest the net proceeds from this offering until they are used, and the investments we make may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our share price to decline. See “Use of Proceeds.”

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common shares. After this offering, we will have      outstanding common shares of based on the

number of shares outstanding as of June 30, 2019. Of these common shares,        shares to be sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, without restriction, in the public market immediately following this offering. All remaining        shares are currently restricted as a result of securities laws or lock-up arrangements but will be able to be sold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, certain of our security holders will have rights, subject to some conditions, to require us to file registration statements covering the        common shares that it will hold immediately after this offering or to include their shares in registration statements that we may file for ourselves or other shareholders. We also intend to register all of our common shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up arrangements described in the “Underwriting” section of this prospectus.

Anti-takeover provisions in our bye-laws could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our bye-laws that will become effective upon the closing of this offering may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval; and
•	the ability of major shareholders (i.e., shareholders holding 50% or more; in the absence of such a holder, 25% or more) to appoint directors to the Board.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We have the ability to issue preferred shares without shareholder approval.

Our common shares may be subordinate to classes of preferred shares issued in the future in the payment of dividends and other distributions made with respect to the common shares, including distributions upon liquidation or dissolution. Our board of directors is authorized to issue preferred shares without first obtaining shareholder approval. If we issue preferred shares, it will create additional securities that may have dividend or liquidation preferences senior to the common shares. If we issue convertible preferred shares, a subsequent conversion may dilute the current common shareholders’ interest.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words, the negative forms of such words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	Our ability to attract new business and retain key clients.
•	Our ability to enter into multi-year contracts with our clients at appropriate rates.
•	The potential for our clients or potential clients to consolidate.
•	Our clients deciding to enter into or further expand their insourcing activities.
•	Our ability to operate as an integrated company under the IBEX brand.
•	Our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital.
•	Our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua.
•	Our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand.
•	Our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon.
•	Our ability to recruit, engage, motivate, manage and retain our global workforce.
•	Our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands.
•	Our ability to maintain and enhance our reputation and brand.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA

Market data and certain industry forecast data used in this prospectus were obtained from market research, publicly available information and industry publications and organizations, including, among others, CB Insights Research, Gartner, Inc., eMarketer and MarketsandMarkets Research Pvt. Ltd., as well as other information based on our internal sources. These third party sources generally indicate that they have obtained their information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Based on our industry experience, we believe that the third party sources are reliable and that the conclusions contained in the publications are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our actual results to differ materially from those expressed in the estimates made by the third party sources and by us.

The Gartner Reports described herein (the “Gartner Reports”) represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice. The report from IDC described herein is Worldwide and U.S. Business Process Outsourcing Services Forecast, 2019-20123, IDC #US43778119, dated April 2019.

NON-GAAP FINANCIAL MEASURES

This prospectus contains financial measures and ratios, including Adjusted EBITDA from continuing operations (both consolidated and by segment), Adjusted EBITDA from continuing operations margin, financial results excluding IFRS 15 & 16, and Net Debt that are not required by, or presented in accordance with IFRS as issued by the IASB. We refer to these measures as “non-GAAP financial measures.” For a definition of how these financial measures and ratios are calculated, see the sections entitled “Summary Consolidated Historical Financial Information” and “Selected Consolidated Historical Financial Information” elsewhere in this prospectus.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net (loss) / income or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $          , based upon an assumed initial public offering price of $          per common share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $          increase (decrease) in the assumed initial public offering price of $          per common share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $          , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of common shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $          , assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to increase our capitalization and financial flexibility, enhance our visibility in the marketplace, create a public market for our common shares and fund growth initiatives. We intend to use approximately $        million of the net proceeds from this offering for debt repayment. We intend to use the remaining net proceeds from this offering for working capital, capital expenditures, future strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies (although we have no binding obligations to enter into any such acquisitions or investments) and other general corporate purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements.”

The amount, and timing of our expenditures for these purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described in the section of this prospectus captioned “Risk Factors.” Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds of this offering in high-quality, investment-grade instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our common shares, other than a dividend declared by one of our subsidiaries during the fiscal year ended June 30, 2017, the remaining $1.6 million of which was paid during the fiscal year ended June 30, 2019. We currently do not plan to declare dividends on our common shares in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. The payment of dividends, if any, would be at the discretion of our board of directors and would depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2019:

•	on an actual basis;
•	on a pro forma basis to give effect to the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 956,835 Class B common shares into an aggregate of common shares; and
•	on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of our common shares in this offering at an assumed initial offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (ii) the application of $ of the net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read with our audited consolidated financial statements and the related notes, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” that are included elsewhere in this prospectus.

	As of June 30, 2019
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	($ in thousands)
Cash and cash equivalents	$8,873	$	$
Current loans and financing:
Lease liabilities	10,632
Borrowings	41,835
Total current loans and financing	52,467
Non-current loans and financing:
Lease liabilities	58,602
Borrowings	7,184
Total non-current loans and financing	65,786
Total loans and financing	118,253
Total equity	8,628
Total capitalization	$126,881	$	$
(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares we are offering at the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by approximately $ million.

The foregoing table and calculations are based on the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 956,835 Class B common shares into an aggregate of           common shares, and exclude:

•	1,405,344 common shares issuable in respect of Class B common shares that have been issued under the 2018 Restricted Stock Awards Plan and remain subject to vesting conditions;
•	185,949 common shares available for future issuance as of June 30, 2019 under the 2018 Restricted Stock Awards Plan; and
•	up to 1,443,740.49 common shares issuable upon exercise of the Amazon Warrant.

DILUTION

If you invest in our common shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share after this offering.

Our historical net tangible book value as of June 30, 2019 was $(6.1) million, or $(6.4) per common share. Historical net tangible book value represents the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents our historical net tangible book value divided by 956,835 common shares outstanding as of June 30, 2019.

Our pro forma net tangible book value as of June 30, 2019 was $(6.1) million, or $(6.4) per common share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 956,835 Class B common shares into an aggregate of          common shares. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2019, after giving effect to the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 956,835 Class B common shares into an aggregate of          common shares.

After giving effect to the sale by us of          common shares in this offering at an assumed initial public offering price of $      per common share, which is the midpoint of the estimated price range on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2019, would have been $       , or $       per common share. This amount represents an immediate increase in pro forma net tangible book value of $       per common share to our existing shareholders and an immediate dilution in net tangible book value of $          per common share to new investors purchasing common shares in this offering at the assumed initial public offering price. We determine dilution by subtracting the pro forma as adjusted net tangible book value per common share after this offering from the amount of cash that a new investor paid for a common share.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per common share	$
Historical net tangible book value per common share as of June 30, 2019		$(6.4)
Decrease in net tangible book value per share as of June 30, 2019 attributable to the conversion of Series A preferred share, Series B preferred shares, Series C preferred shares and Class B common shares
$
Pro forma net tangible book value per common share as of June 30, 2019 before giving effect to this offering	$
Increase in pro forma net tangible book value per common share attributable to new investors in this offering	$
Pro forma as adjusted net tangible book value per common share as of June 30, 2019 after giving effect to this offering	$
Dilution per share to new investors in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $       per common share, which is the midpoint of the estimated price range on the cover of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value by $       million, the pro forma as adjusted net tangible book value per share by $       per common share, and dilution per share to new investors purchasing shares in this offering by $       per common share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $       and decrease the dilution per share to new investors participating in this offering by $      , assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated expenses payable by us. A decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $          and increase the dilution per share to new investors participating in this offering by $       , assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If any shares are issued upon exercise of the Amazon Warrant, or if additional options or other equity awards are granted and exercised or become vested, or if other issuances of common shares are made, you will experience further dilution.

The table below summarizes as of June 30, 2019, on the pro forma as adjusted basis described above, the number of our common shares, the total consideration and the average price per share (a) paid to us by existing shareholders and (b) to be paid by new investors purchasing our common shares in this offering at an assumed initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
	Number	Percent	Amount (in millions)	Percent	Average Price Per Share
Existing shareholders
New investors in this offering
Total

A $1.00 increase or decrease in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $       million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by       % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by       %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $          and, in the case of an increase, would increase the percentage of total consideration paid by new investors by          % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by       %, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional common shares in full, the number of common shares beneficially owned by existing shareholders would decrease to approximately          % of the total number of common shares outstanding after this offering, and the number of shares held by new investors will be increased          % of the total number of common shares outstanding after this offering.

The foregoing tables and calculations are based on the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 956,835 Class B common shares into an aggregate of          common shares, and excludes:

•	1,405,344 common shares issuable in respect of Class B common shares that have been issued under the 2018 Restricted Stock Awards Plan and remain subject to vesting conditions;
•	185,949 common shares available for future issuance as of June 30, 2019 under the 2018 Restricted Stock Awards Plan; and
•	up to 1,443,740.49 common shares issuable upon exercise of the Amazon Warrant.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following selected consolidated historical financial and other data of IBEX Limited should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical financial data as of June 30, 2019 and 2018 and for the years then ended are derived from the audited consolidated financial statements of IBEX Limited, included elsewhere in this prospectus and should be read in conjunction with those audited consolidated financial statements.

Our statements of financial position data at June 30, 2019 and our statements of profit or loss and other comprehensive income data for the fiscal year then ended reflect the impact of our adoption, effective July 1, 2018 of IFRS 15 – Revenue from Contracts with Customers and IFRS 16 – Leases. Our statements of financial position data at June 30, 2019 and our statements of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2019 and 2018 reflect our disposition of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and its treatment as a discontinued operation. For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.” For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year Ended June 30,
	2018	2019
	(in thousands, except share and per share amounts)
Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	$342,200	$368,380
Payroll and related costs	(252,925)	(254,592)
Share-based payments	(8,386)	(4,087)
Reseller commission and lead expenses	(28,059)	(27,877)
Depreciation and amortization	(12,182)	(20,895)
Other operating expenses	(58,425)	(54,124)
(Loss)/income from operations	(17,777)	6,805
Finance expenses	(3,093)	(7,709)
Loss before taxation	(20,870)	(904)
Income tax benefit/(expense)	108	(3,615)
Net loss for the year, continuing operations	(20,762)	(4,519)
Net income on discontinued operation, net of tax	4,881	15,484
Net (loss)/income for the year	$(15,881)	$10,965
Loss per share from continuing operations attributable to the ordinary equity ordinary holders of the parent
Basic loss per share	$—	$—
Diluted loss per share	$(1.85)	$(0.36)
Loss per share attributable to the ordinary equity holders of the parent - diluted(1)
Basic loss per share	$—	$—
Diluted loss per share	$(1.42)	$—
Weighted average number of shares outstanding – basic	—	956,835
Weighted average number of shares outstanding – diluted	11,195,649	12,461,182

	Fiscal Year Ended June 30,
	2018	2019
	(in thousands, except share and per share amounts)
Statements of Financial Position Data:
Cash and cash equivalents	13,519	8,873
Total assets	157,081	188,302
Borrowings current	(51,876)	(41,835)
Due to related parties	(11,546)	(6,169)
Borrowings non-current	(9,880)	(7,184)
Total non-current liabilities	(12,894)	(68,293)
Total liabilities	(129,128)	(179,674)
Total equity	27,953	8,628

Statements of Cash Flow Data:
Net cash (outflow)/inflow from from operating activities	$(5,747)	$2,202
Net cash used in investing activities	$(5,439)	$(9,084)
Net cash inflow from financing activities	$3,187	$2,552

Other Financial and Operating Data:
Revenue from Customer Management segment(2)	$285,120	$315,483
Revenue from Customer Acquisition segment	$57,080	$52,897
Adjusted EBITDA from continuing operations (unaudited)(3)	$4,296	$36,295
Adjusted EBITDA from continuing operations margin (unaudited)(4)	1.3%	$9.9%
Adjusted EBITDA from continuing operations excluding IFRS 15 & 16 (unaudited)(6)	$4,296	$23,650
Adjusted EBITDA from continuing operations margin excluding IFRS 15 & 16 (unaudited)(6)	1.3%	6.4%
Net Debt (unaudited)(5)	$49,437	$109,380
Net Debt excluding IFRS 16 (unaudited)(6)	$49,437	$42,466
Net Debt, continuing operations, excluding IFRS 16 (unaudited)(6)	$38,657	$42,466
(1)	See Note 20 to our audited consolidated financial statements included in this prospectus for additional information regarding the calculation of basic and diluted earnings/(loss) per share attributable to equity holders of the parent and weighted average number of shares outstanding - basic and diluted.
(2)	Historically, we conducted our business in two reporting segments, Customer Acquisition and Customer Management. Effective July 1, 2019, we will report our results on a single segment basis.
(3)	We define “EBITDA from continuing operations ” as net (loss)/income less discontinued operation, net of tax before finance costs, finance costs related to right-of-use of leased assets, depreciation and amortization, depreciation of right-of-use of leased assets, and income tax (credit)/expense.

We define “Adjusted EBITDA from continuing operations ” as EBITDA before the effect of the following items: litigation and settlement expenses, foreign exchange losses, goodwill impairment, other income and share-based payment. Adjusted EBITDA from continuing operations also disregards non-cash or non-recurring charges that we believe are not reflective of our long-term performance. We use Adjusted EBITDA from continuing operations internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA from continuing operations is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund recurring capital expenditures and growth. We also believe that Adjusted EBITDA from continuing operations is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.

Adjusted EBITDA from continuing operations may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:

•	although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future, however, Adjusted EBITDA from continuing operations does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•	Adjusted EBITDA from continuing operations is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future; and
•	other companies, including companies in our industry, may calculate Adjusted EBITDA from continuing operations or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA from continuing operations along with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net (loss)/income and our other IFRS financial results.

The following table provides a reconciliation of Adjusted EBITDA from continuing operations from net (loss)/income for the year:

	Fiscal Year Ended June 30,
	2018	2019
	(unaudited)
	($ in thousands)
Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss) / Income
Net (loss)/income for the year	$(15,881)	$10,965
Net income on discontinued operation, net of tax	4,881	15,481
Net loss, from continuing operations for the year	(20,762)	(4,519)
Finance expenses	3,093	7,709
Income tax (benefit)/expense	(108)	3,615
Depreciation and amortization	12,182	20,895
EBITDA from continuing operations(a)	$(5,595)	$27,700

Non-recurring expenses(b)	$4,112	$4,239
Foreign exchange losses	1,266	1,274
Other income(c)	(547)	(641)
Fair value adjustment(d)	(3,326)	(364)
Share-based payments(e)	8,386	4,087
Adjusted EBITDA from continuing operations	$4,296	$36,295
a)	EBITDA from continuing operations includes the impact of the adoption of IFRS 16 in the fiscal year ended June 30, 2019 (see Note 25.8 to our audited financial statements included elsewhere in this prospectus).
b)	For the fiscal year ended June 30, 2019, we incurred non–recurring legal expenses (including legal settlements) of $4.2 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, we incurred non-recurring legal expenses of $0.3 million related to DGS EDU LLC and $1.3 million related to IBEX Global Solutions Limited, severance expenses of $1.1 million related to IBEX Global Solutions Limited and listing expenses of IBEX Limited of $1.4 million.

c)	For the fiscal year ended June 30, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.4 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, other income represented proceeds from a legal settlement received by Digital Globe Services, Inc. of $0.2 million and insurance proceeds of $0.3 million received by IBEX Global Solutions Limited.
d)	For the year ended June 30, 2019 and 2018, we recorded a revaluation associated with the Amazon Warrant (see Note 28 to our audited financial statements included elsewhere in this prospectus).
e)	For the year ended June 30, 2019, the amount includes the cancellation of the 2017 IBEX Plan and the phantom stock plans ($3.3 million), partially offset by the elimination of the liability associated with the phantom plans ($1.0 million). For the fiscal year ended June 30, 2018, share-based payments were primarily related to share-based payments expense of $8.4 million pertaining to options to purchase an aggregate of 1,633,170 common shares awarded from December 22, 2017 through and including June 30, 2018, net 145,399 option forfeitures.
(4)	We calculate “Adjusted EBITDA from continuing operations margins” as Adjusted EBITDA from continuing operations divided by revenue.
(5)	The following table provides a reconciliation of Net Debt, Net Debt excluding IFRS Impact, and Net Debt, continuing operations, excluding IFRS 16 from total debt:
	Fiscal Year Ended June 30,
	2018	2019
	(unaudited)
	($ in thousands)
Net Debt Reconciliation
Borrowings – non current	$9,880	$7,184
Lease liabilities – non current(a)	—	58,602
Borrowings – current	51,876	41,835
Lease liabilities – current(a)	—	10,632
Convertible loan note – related party	1,200	—
Total Debt	$62,956	$118,253
Less: Cash and cash equivalents	13,519	8,873
Net Debt	$49,437	$109,380
IFRS 16 Impact(a)	—	66,914
Net Debt excluding IFRS 16 Impact(a)	49,437	42,466
Net Debt in discontinued operations	(10,780)	—
Net Debt, continuing operations, excluding IFRS 16	38,657	42,466
a)	Total Debt includes non-current lease liabilities of $58.6 million and current lease liabilities of $10.6 million ($69.2 million in total) as of June 30, 2019. Net debt, excluding IFRS 16, excludes the impact of lease liabilities of $66.9 million which, in 2018, were treated as operating leases. The remaining balance of $2.3 million relates to items previously accounted for as obligations under finance leases.
(6)	For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our audited consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. The audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. This discussion contains forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Forward Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading provider of technology-enabled customer interaction solutions for enterprise clients. We consider ourselves specialists in connecting leading brands to their customers using a multitude of channels and technologies.

Our solutions span the entire customer lifecycle and range from broad-based integrated offerings to more customized solutions focused on particular client needs. Through our integrated CLX platform, we offer a comprehensive portfolio of omni-channel, multi-lingual solutions to our clients, optimizing customer acquisition, engagement and experience.

Our CLX Suite of Solutions
Acquire	Engage	Experience
Digital Marketing	Customer Service	Multi-Channel Digital Surveys
Lead Generation	Billing Support	Real-Time Issue Resolution
Online Sales	Technical Support	Analytics & Business Intelligence
Optimization	Up-Sell/Cross-Sell Retention / Renewals	Text / Sentiment Analytics
Lead Conversion	Win-backs

Historically, these solutions were generally provided on a standalone basis, with different providers specializing in point solutions along the customer lifecycle. However, as the customer journey becomes more challenging and complex, and as enterprises increase their focus on understanding consumer needs in light of the prevalence of immediate feedback channels, clients are starting to look at these solutions in an increasingly comprehensive manner. As specialists in constructing outsourced customer interaction solutions, we are able to develop customized end-to-end solutions centered on enhancing our clients’ brands and leveraging our agent, technology and analytics capabilities. In particular, we believe that our ability to seamlessly address client needs along the full customer lifecycle provides a vital point of differentiation from other providers and allows for engagement with client decision-makers in a more strategic manner.

Our suite of customer-centric solutions combines sophisticated technology and proprietary analytics, together with our global contact and delivery center footprint and BPO expertise, allow us to protect and enhance our clients’ brands and grow their businesses. Our global delivery network, which incorporates onshore, nearshore and offshore BPO capabilities, allows us to be flexible in deploying solutions that meet our clients’ unique needs. We managed approximately 138 million interactions with consumers on behalf of our clients in fiscal 2019 through an omni-channel approach, using voice, web, chat and email. Although traditional voice channels still account for a substantial majority of our revenue, non-voice digital channels (web, chat, email) are gaining importance and increasingly represent a larger portion of our revenue mix. Our revenue from non-voice channels as a percentage of total revenue increased from 4.4% in the fiscal year ended June 30, 2016 to 12.7% in the fiscal year ended June 30, 2019. Through internally-developed technology and third-party platforms, we are increasingly utilizing automation, analytics and artificial intelligence to enhance the effectiveness of many of our solutions.

Our clients consist primarily of Fortune 500 brands, across a broad range of industries that have large customer bases that rely on outsourced providers to maximize customer retention and improve customer expansion. Increasingly, our client base includes faster growing brands in high-growth segments of our target markets, such as technology, e-commerce and consumer services, where we have launched a successful initiative called “Velocity” to target these high-growth clients. The success in our Velocity initiative and our growth with high-growth technology, e-commerce and consumer services clients is a key driver in the increase of our revenue from non-voice channels. Between fiscal 2015 and fiscal 2019, our revenue attributable to the high-growth Velocity client segment increased at a 230% CAGR. In fiscal 2019, we derived 22% of our total revenue, up from 0.2% in fiscal 2015 from our Velocity clients.

Our delivery centers are strategically located in labor markets with relatively low levels of resource competition, which enables us to attract, hire and retain a highly engaged, trained and motivated workforce, which results in high levels of client satisfaction. In recent years, we have opened all of our new delivery centers in lower-cost markets outside the United States, such as the Philippines and Jamaica, where we have been successful in offering our clients a lower cost base while maintaining high levels of quality. We believe that a key to our success has been our development of a unique IBEX brand within these labor markets, where we have an attractive work culture, evidenced by multiple awards.

We believe we have successfully and continuously taken share in the market and, as such, we have maintained a growth trajectory that is significantly in excess of our broader industry. Furthermore, our profitability has increased at a rate significantly higher than our revenue growth. For the fiscal year ended June 30, 2019, our revenues were $368.4 million, our net income was $11.0 million, our net loss, continuing operations, was $4.5 million and our Adjusted EBITDA from continuing operations was $36.3 million. For the fiscal year ended June 30, 2018, our revenues were $342.2 million, our net loss was $15.9 million, our net loss, continuing operations, was $20.8 million and our Adjusted EBITDA from continuing operations was $4.3 million. See “Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss)/Income” on page 79. Our results of operations for the fiscal year ended June 30, 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases. Our financial position at June 30, 2019 and our results of operations for the fiscal years ended June 30, 2019 and 2018 reflect our disposition of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and its treatment as a discontinued operation. Our results of operations for the fiscal year ended June 30, 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases. IFRS 15 has been implemented using the cumulative effect method, and IFRS 16 using the modified retrospective approach. As a consequence, comparative amounts for the fiscal year ended June 30, 2018 are not restated to reflect the adoption of IFRS 15 and IFRS 16 but instead continue to reflect our accounting policies under IAS 18, Revenue, and IAS 17, Leases. For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.” For more information concerning our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.

Change in Reporting Segments

Historically, we conducted our business in two reporting segments, Customer Acquisition and Customer Management. Our audited consolidated financial statements as of June 30, 2019 and 2018 and for the fiscal years then ended are prepared on the basis of those two reporting segments. On June 26, 2019, we disposed of our health insurance acquisition business, which represented a significant portion of our Customer Acquisition segment, through the transfer of our equity interests in Etelequote Limited to our parent company, The Resource Group International Limited. We also integrated the remaining portion of our Customer Acquisition segment with our Customer Management business. In addition, the nature of our Customer Acquisition operations evolved during the last quarter of the fiscal year ended June 30, 2019 such that a significant portion of those operations bear significant similarity to the business conducted by our legacy Customer Management segment. As a result, effective July 1, 2019, we will report our results on a single segment basis. For financial statement purposes, Etelequote Limited is treated as discontinued operation as of June 30, 2019 and for the fiscal years ended June 30, 2019 and 2018.

Factors Affecting Comparability of Financial Position and Results of Operations

The comparability of our financial position and results of operations as of and for the fiscal years ended June 30, 2019 and 2018 is impacted due to the adoption of IFRS 16, Leases, and IFRS 15, Revenue from Contracts with Customers, both of which were adopted as of July 1, 2018.

IFRS 16

IFRS 16 replaced the existing standard for leases, IAS 17, and related interpretations. The new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value of $5,000.

In preparing our consolidated financial statements, we early adopted IFRS 16 under the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative amounts for the fiscal year ended June 30, 2018 are not restated to reflect the adoption of IFRS 16 but instead continue to reflect the lessee’s accounting policies under IAS 17.

Under IFRS 16, leases are accounted for based on a ‘right-of-use model.’ The model reflects that, at the commencement date, a lessee has a financial obligation to make lease payments to the lessor for its right to use the underlying asset during the expected lease term. The lessor conveys that right to use the underlying asset at lease commencement, which is the time when it makes the underlying asset available for use by the lessee.

As a result of our adoption of IFRS 16, our statement of financial position as of June 30, 2019 reflected an increase of $64.5 million in property and equipment and an increase of $66.9 million in lease liabilities, and our statement of profit or loss and other comprehensive income for the fiscal year then ended reflected a decrease of $11.7 million in other operating costs, an increase of $10.3 million in depreciation, an increase of $4.0 million in finance charges, and an increase of $2.6 million in net loss, continuing operations. As a result of the foregoing, Adjusted EBITDA from continuing operations increased by $11.7 million.

See Notes 3.2 and 6.2 to our audited consolidated financial statements included elsewhere in this prospectus for information relating to our adoption of IFRS 16, Leases.

IFRS 15

IFRS 15 establishes the principles that an entity applies when reporting information about the nature, amount, timing and uncertainty of revenue and cash flows from a contract with a customer. Applying IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Under IFRS 15, training revenue is recognized on a straight-line basis over the life of the client contract, as it is not considered to have a standalone value to the customer. The related expenses are immediately charged to the income statement as incurred. We applied the cumulative catch-up approach, which retrospectively calculates the cumulative effect of initially applying the standard at the date of initial application. Comparative figures for the year ended June 30, 2018 are not restated to reflect the adoption of IFRS 15.

	FY 19	Excluding		FY 19
	As Reported	IFRS 15 impact	IFRS 16 impact	Excluding IFRS 15, 16	June 30, 2018
	(unaudited)
	(US$’000)
Revenue	368,380	(1,152)	—	369,532	342,200
Profit margin, continuing operations (%)	(1.2)%			(0.8)%	(6.1)%
Adjusted EBITDA from continuing operations margin (%)	9.9%			6.4%	1.3%
Net debt	109,380	—	66,914	42,466	49,437 (a)

As a result of our adoption of IFRS 15, we increased our accumulated deficit, as of July 1, 2018, by $3.3 million in our statement of financial position, and our statement of profit or loss and other comprehensive income for the fiscal year ended June 30, 2019 reflected a decrease of $0.8 million in net loss, continuing operations.

See Notes 3.9 and 3.9.1 to our audited consolidated financial statements included elsewhere in this prospectus for information relating to our adoption of IFRS 15, Revenue from Contract with Customers.

The following table illustrates the impact of our adoption of IFRS 15 and 16 on our results of operations and net debt:

	FY 19	Excluding		FY 19
	As Reported	IFRS 15 impact	IFRS 16 impact	Excluding IFRS 15, 16	June 30, 2018
	(unaudited)
	(US$’000)
Net (loss)/income for the year	$10,965	(5,149)	3,150	8,966	$(15,881)
Net income on discontinued operations, net of tax	$15,484	(4,305)	563	11,742	4,881
Net income / (loss) for the year - continuing operations	(4,519)	(844)	2,587	(2,776)	(20,762)
Finance expense	7,709	—	(4,021)	3,688	3,093
Income tax expense / (benefit)	3,615	(81)	—	3,534	(108)
Depreciation and amortization	20,895	—	(10,286)	10,609	12,182
EBITDA from continuing operations	27,700	(925)	(11,720)	15,055	(5,595)

Non-recurring expenses	4,239	—	—	4,239	4,112
Foreign exchange losses	1,274	—	—	1,274	1,266
Other income	(641)	—	—	(641)	(547)
Fair value adjustment	(364)	—	—	(364)	(3,326)
Share-based payments	4,087	—	—	4,087	8,386
Adjusted EBITDA from continuing operations	36,295	(925)	(11,720)	23,650	4,296
Adjusted EBITDA from continuing operations margin (%)	9.9%			6.4%	1.3%
Net debt	109,380	—	66,914 (b)	42,466	49,437 (a)

(a)		June 30, 2018
		(unaudited)
	Net Debt excluding IFRS 16	$49,437
	Etelequote Limited - borrowings	(14,677)
	Etelequote Limited - related party loan	(1,200)
	Etelequote Limited - cash	5,097
	Net debt, continuing operations, excluding IFRS 16	38,657
(b)	Total Debt includes non-current lease liabilities of $58.6 million and current lease liabilities of $10.6 million ($69.2 million in total) as of June 30, 2019. Net debt, excluding IFRS 16, excludes the impact of lease liabilities of $66.9 million which, in 2018, were treated as operating leases. The remaining balance of $2.3 million relates to items previously accounted for as obligations under finance leases.

Discontinued Operations

On June 26, 2019, we transferred our equity interests in Etelequote Limited to our parent company, The Resource Group International Limited, in exchange for TRGI waiving its right to receive $47.9 million of the preference amount related to our Series C preferred shares (the “ETQ Spin-off”). After giving effect to the ETQ Spin-off, such Series C preferred shares are entitled to receive a preference amount of $38.3 million from voluntary or involuntary liquidation, dissolution or winding up of any proceeds after our Series A shareholders receive their entitlement. As a result of the ETQ Spin-off, Etelequote Limited is no longer a part of our ongoing business. For financial statement purposes, Etelequote Limited is treated as a discontinued operation for the fiscal years ended June 30, 2019 and 2018. As of June 30, 2018, our consolidated statement of financial position reflected the following amounts attributable to Etelequote Limited: property and equipment of $0.6 million, borrowings included a related party loan of $15.9 million and accumulated deficit of $7.4 million.

For more information, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.

Key Factors Affecting Our Performance

We believe that the following factors have affected our results of operations for the fiscal years ended June 30, 2018 and 2019.

Client-Related Factors Affecting Revenues

Our revenues are heavily dependent upon our key client relationships. Our top three clients accounted for 56.9% and 50.6% of our revenues for the fiscal years ended June 30, 2018 and 2019, respectively. We have pursued the diversification of our client base as demonstrated by the decrease in revenues from these top three clients as a percentage of total revenue.

A number of factors related to client activity that have impacted our revenues during the years ended June 30, 2018 and June 30, 2019 are discussed below:

New Client Wins

As a result of our growth strategy, we have been successful in winning an increasing number of new client engagements. The revenue impact of these wins is expected to take place on a multi-year basis, given the time frame associated with the hiring and training activity for a new client ramp, as well as client roll-out calendars. During fiscal years 2018 and 2019, we have continued to realize the benefits of new client revenues, as well as the impact of increasing revenues from new clients won in recent prior years. Historically, our in-year new client wins have generated 2.5x to 4.5x revenue over year two and three of the engagement. In fiscal 2019, we had 14 new client wins that generated $15.0 million in revenue in fiscal 2019 versus six new clients and $5.6 million in fiscal 2018. The new clients won in fiscal 2018 generated $13.4 million in revenue in 2019. As the new clients won in fiscal 2019 ramp and bill for a full year, we expect the revenues to follow a similar pattern.

Outsourcing Strategy

Large enterprises generally have sophisticated outsourcing strategies that seek to identify the strongest vendors in targeted markets rather than seeking one global provider for all markets. The client selection process typically considers scale, quality of the facilities, strength of leadership and brand of the provider in the selected market. Clients will usually reward higher-performing vendors with a greater share of their spend on customer interaction solutions. Changes in geographic strategy, where a client is looking to move business from onshore to offshore or nearshore, or balance their workload between nearshore and offshore, often create opportunities for outsourced customer interaction providers. Our geographic growth with clients is a key part of our overall growth.

Provider Performance

Generally, our clients will re-allocate spend and market share in favor of outsourcing providers who consistently perform better and add more value than their competitors. Such re-allocation of spend can either take place on a short term basis as higher performing providers are shielded by the client against demand volatility, or on a longer term basis as the client shifts more and more of its overall outsourcing spend and volume to higher performing providers. In addition to our growth due to new client wins, our revenues have increased with our existing clients as a result of performance-based market share gains.

Client’s Underlying Business Performance

Demand for customer interaction services reflects a client’s underlying business performance and priorities. Growth in a client’s business often results in increased demand for our customer engagement solutions, which we believe was demonstrated in fiscal years 2018 and 2019 as demand for our customer engagement solutions from some of our new high-growth clients in the technology sector increased. Conversely, a decline in a client’s business generally results in a decrease in demand for our customer engagement solutions, coupled with an increase in demand for our customer acquisition and expansion solutions. The correlation between business performance and demand for outsourced customer interaction solutions can therefore be complex, and depends upon several factors such as vendor consolidation, growth investment focus and overall business environment, which can result in short term revenue volatility for providers.

Product Cycles

Many of our clients regularly upgrade their product or service mix, which impacts their demand for CLX service. For example, one of our largest clients has, in recent years, followed a product release cycle which results in demand spikes that can vary in volume depending on product complexity and customer demand.

Pricing

Our revenues are dependent upon both volumes and unit pricing for our various CLX services. Client pricing is often expressed in terms of a base price as well as, in limited cases, with bonuses and occasionally penalties depending upon our achievement of certain client objectives. While base pricing during fiscal years 2018 and 2019 was largely stable, we did experience periodic fluctuations based upon achievement of bonuses or incurrence of penalties.

Within our customer engagement solution, pricing for services delivered from onshore locations is higher than pricing for services delivered from offshore locations. This difference in pricing is due to the higher wage levels in onshore locations. Accordingly, a shift in service delivery location from onshore to offshore locations results in a decline in absolute revenues; however, margins tend to increase, in percentage and often in absolute terms, as compared to onshore service delivery.

Factors Affecting our Operating Profit Margins

A number of factors have affected our operating profit margins during the fiscal years ended June 30, 2018 and 2019, as follows:

Capacity Utilization

As a significant portion of our customer interaction services are performed by customer-facing agents located in delivery facilities, our margins are impacted by the level of capacity utilization in those facilities. We incur substantial fixed expenses in operating such facilities, such as rent expenses and site management overhead expenses. The greater the volume of interactions handled, the higher the utilization level of workstations within those facilities and the revenues generated to cover those fixed costs, thus the greater the percentage operating margin.

As our geographic delivery location mix has continued to shift toward offshore and nearshore locations, we have invested in additional facilities in Jamaica, Nicaragua and the Philippines, with that additional capacity being gradually absorbed during fiscal 2018 and 2019. As a result, while we experienced margin pressure in fiscal 2018 due to the temporary effect of the lower capacity utilization in our newer offshore and near-shore facilities, our results in fiscal 2019 reflected the positive margin impact of the increase in capacity utilization of those facilities.

Labor Costs

When compensation levels of our employees increase, we may not be able to pass on all or a portion of such increased costs to our clients or do so on a timely basis, which tends to depress our operating profit margins if we cannot generate sufficient offsetting productivity gains. For example, during the current economic up-cycle in the United States, competition for contact center agents has been increasing from other sectors of the economy and has resulted in upwards wage pressure. Towards the end of fiscal 2017, we increased base compensation for agents in many of our U.S.-based facilities, which resulted in pressure on operating margins from our activities requiring U.S. service delivery. During the second half of fiscal 2018 and in fiscal 2019, we offset these wage increases with higher agent quality and increased productivity, leading to financial improvements. Furthermore, our overall labor cost as a percentage of revenue has decreased due to the aforementioned shift in mix of delivery location from onshore delivery centers to nearshore and offshore centers. As a percentage of revenue, our payroll and related costs decreased from 73.9% to 69.1% for the fiscal years ended June 30, 2018 and 2019, respectively.

Attrition Among Customer Facing Agents

The delivery center industry is generally characterized by high employee turnover. Such turnover has a significant impact upon profitability as recruiting and training expenses are incurred to replace departing agents. The improving economy in the United States has increased our U.S. agent turnover, as agents are able to access other opportunities. Conversely, our Customer Acquisition solution and our international offshore and nearshore operations have historically experienced low levels of turnover. Other considerations such as company culture, work conditions and general employee morale are key factors that impact employee turnover.

Delivery Location

We generate significantly greater profit margins from our work carried out by agents located in offshore and nearshore geographies compared to our work carried out from locations in the United States. As a result, our operating margins are significantly influenced by the proportion of our work that is delivered from these higher margin locations. In recent years, the proportion of our work generated from such locations has increased, and has resulted in higher underlying margins. Our percentage of workstations in nearshore and offshore centers as a percentage of total workstations increased from 51.4% to 56.9% as of June 30, 2018 and 2019, respectively.

Inelasticity of Labor Costs Relative to Short-Term Variations in Client Demand

As our business depends on maintaining large numbers of agents to service our clients’ business needs, we tend not to terminate agents on short notice in response to temporary declines in demand in excess of agreed levels, as rehiring and retraining agents at a later date would force us to incur additional expenses. Furthermore, any termination of our employees also generally involves the incurrence of significant additional costs in the form of severance payments or early notice periods to comply with labor regulations in the various jurisdictions in which we operate our business, all of which would have an adverse impact on our operating profit margins. Similarly, we do tend to delay increases in overall headcount upon increases in short-term demand, preferring to increase agent utilization and compensating agents for the increased workload. Accordingly, these factors constrain our ability to adjust our labor costs for short-term declines in demand, but also allow us to realize significant margin accretion upon short term increases in demand that can be handled by our existing workforce. These factors are especially relevant in situations where we are paid by clients based upon actual work performed, rather than upon the number of agents made available to perform client work.

Increases in Expenses Related to Sourcing or Generating Leads

A key element of our customer acquisition solution is the generation or purchase of leads or projects. We either generate our leads ourselves, often through digital means, or purchase our leads from external sources. Any increase in the cost of sourcing or generating leads or changes in the rate of conversion of those leads could impact our profit margins. We occasionally experience some volatility in our internal lead generation costs, either due to competitive keyword bidding by other digital marketing agencies, or due to bidding restrictions imposed by our clients.

Increased Up-Front Costs Driven by Increased Demand

Aside from short-term increases in demand for which we tend to delay increases in headcount, an increase in demand for customer interaction services typically results in an up-front increase in employee compensation expenses, due to the in-advance need to hire and train additional employees, predominantly delivery center agents, to service client campaigns. As these expenses for hiring and training our employees are typically incurred in a period before the revenues associated with the increase in demand are recognized, it has the effect of causing an initial decrease in our operating profit margins prior to the full impact of the profitability from the additional demand.

Net Effect of Currency Exchange Rate Fluctuations

While substantially all of our revenues are generated in U.S. dollars, a significant portion of our operating expenses are incurred outside of the United States and paid for in respective foreign currencies, principally the local currencies of the Philippines, Jamaica, Pakistan and Nicaragua. During the fiscal years ended June 30, 2018 and June 30, 2019, out of our total employee benefits expenses, 18.1% and 20.3%, respectively, were incurred in the Philippines (in the Philippine Pesos) and 7.6% and 7.0%, respectively, were incurred in Pakistan (in the Pakistani Rupees). As a result, our operations are subject to the effects of changes in exchange rates against the U.S. dollar. During the fiscal year ended June 30, 2019, the Philippine Peso strengthened against the U.S. dollar by 4.3% from 53.5 Philippine Pesos per U.S. dollar in June 2018 to 51.3 Philippine pesos per U.S. dollar in June 2019, whereas Pakistan Rupees weakened against the U.S. dollar by 31.7% from 121.5 Pakistan Rupees per U.S. dollar in June 2018 to 160.0 Pakistan Rupees per U.S. dollar in June 2019. The strengthening of the Philippine Peso has resulted in an increase in our operating expenses, whereas the weakening of Pakistan Rupee had a positive impact on our operating costs for the year ended June 30, 2019. See “— Qualitative and Quantitative Disclosures about Market Risk — Foreign Currency Exchange Risk.”

Seasonality

Our business performance is subject to seasonal fluctuations. Within our customer engagement solution, some of our retail-facing clients undergo an increase in activity during the year-end holiday period. These seasonal effects cause differences in revenues and expenses among the various quarters of any financial year, which means that the individual quarters should not be directly compared with each other or be used to predict annual financial results. This intra-year seasonal fluctuation in demand is in accord with historic experience in the BPO industry, with increased volumes during the fourth calendar quarter of the year.

Within our customer acquisition solution, our revenues may increase during the summer period when households tend to move and activate telecommunications services in their new homes, as well as during the final quarter of the calendar year when the year-end holiday season begins.

Key Operational Metrics

We regularly prepare and review the following key operating indicators to evaluate our business, measure our performance, identify trends in our business, prepare financial projections, allocate resources and make strategic decisions:

Workstations

The number of workstations at all of our delivery centers is a key volume metric for our business. It is defined as the number of physical workstations at a delivery center location used for production (excluding, for example, workstations in training rooms or those used by supervisors). A single workstation will typically be used for multiple shifts, and therefore there will typically be more delivery center agents than utilized workstations.

Capacity Utilization

Capacity Utilization is an efficiency metric used within our business. We define Capacity Utilization as the number of workstations in use divided by the number of workstations, for the period under consideration, across all facilities in the region. During the fiscal year ended June 30, 2019, the number of our offshore seats increased by 465, or 12%, the number of our nearshore seats increased by 560, or 24%, and the number of our onshore seats decreased by 418, or 12%, compared to the prior period. Capacity Utilization increased to 84% from 73% during the same period.

	Fiscal Year Ended June 30, 2019			Fiscal Year Ended June 30, 2018
	Total Production Workstations	In Use	Utilization %	Total Production Workstations	In Use	Utilization %
Offshore	4,440	3,890	88%	3,975	2,975	75%
Nearshore	2,900	2,600	90%	2,340	1,890	81%
Onshore	3,129	2,179	66%	3,547	2,147	61%
Rest of World	2,430	2,180	90%	2,430	1,980	81%
Total	12,899	10,849	84%	12,292	8,992	73%
(1)	Rest of world includes workstations in Pakistan, Senegal and the United Kingdom.

Workstation Seat Turns

A single workstation has the potential to be used for multiple shifts. We define Workstation Seat Turn as the average number of shifts that a workstation is used. On average, our voice business operates at approximately 1.3 Workstation Seat Turns while our non-voice business attains approximately 1.8 Workstation Seat Turns, resulting in a higher profitability from the non-voice workstation. As our non-voice business increased to 13% of our revenue in fiscal 2019 from 9% in fiscal 2018, our overall Workstation Seat Turns have increased. The growth of our non-voice business is a result of an increase in our high-growth clients.

Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS as issued by the IASB requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods then-ended. Accounting estimates require the use of significant assumptions and judgments as to future events, and the effect of those events cannot be predicted with certainty. The accounting estimates will change as new events occur, more experience is acquired and more information is obtained. We evaluate and update our assumptions and estimates on an ongoing basis and use outside experts to assist in that evaluation when we deem necessary. Our significant accounting policies, which may be affected by our estimates and assumptions, are discussed further in Note 2.5 to our audited consolidated financial statements (critical accounting estimates and judgements) included elsewhere in this prospectus.

In the process of applying our accounting policies, we have made the following estimates and judgments which are significant to the consolidated financial statements:

Accounting Estimates

Impairment of intangibles

Goodwill: The calculation for considering the impairment of the carrying amount of goodwill requires a comparison of the recoverable amount of the cash-generating units to which goodwill has been allocated, to the value of goodwill and the associated assets in the consolidated statement of financial position. The calculation of recoverable amount requires an estimate of the future cash flows expected to arise from the cash generating unit. Judgement is applied in selection of a suitable discount rate and terminal value. The key assumptions made in relation to the impairment of goodwill are set out in Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

Indefinite Lived Intangibles: The indefinite lived intangibles are tested for impairment by comparing their carrying amount to the estimates of their fair value based on estimates of discounted cash flow method. When the fair value is determined to be less than the carrying amount, the resulting impairment is recognized in our consolidated financial statements.

Impairment of financial assets

We apply the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts.

Depreciation and amortization

Estimation of useful lives of property and equipment and intangible assets: We estimate the useful lives of property and equipment and intangible assets based on the period over which the assets are expected to be available for use. The estimated useful lives of property and equipment and intangible assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets.

Market value of common shares / fair market value of warrants

As we are not listed on a public market place, the calculation of the market value of our common shares is subject to a greater degree of estimate in determining the basis for any share options or warrants that we may issue. For factors used in assessing the market value of our common shares as well as the share options at grant date refer to Note 19 to our consolidated financial statements. Additionally, we will also require the calculation of the fair market value of the warrants associated with the Amazon transaction. For factors used in determining the fair value of the warrants refer to Note 28 to our consolidated financial statements.

Legal provisions

We review outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in our consolidated financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the consolidated financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of the management as to how it will respond to the litigation, claim or assessment. For more information, refer to Note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

Judgments

Going Concern

For the fiscal year ended June 30, 2019, including discontinuing operations, we had a net income of $11.0 million, net cash generated from operating activities of $2.2 million and an accumulated deficit of $117.2 million, as compared to the fiscal year ended June 30, 2018, in which we had a net loss of $15.9 million, net cash outflow in operating activities of $5.7 million and an accumulated deficit of $126.1 million. Current liabilities exceed current assets by $29.6 million as of June 30, 2019 of which $41.8 million is associated with borrowings, including line of credit due May 2023, which was drawn to $36.0 million at June 30, 2019 (See Note 13 to our financial statements). We have cash and cash equivalents of $8.9 million as of June 30, 2019.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern for at least a period of twelve months from the date of approval of these consolidated financial statements. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. We are currently exploring additional financing options to enable it to develop its existing business and generate additional revenues.

Our forecasts and projections, taking account of reasonably possible changes in trading performance, show that we should be able to operate within the level of our current monetary facilities and plans. We therefore have a reasonable expectation that we have adequate resources to continue our operational existence for a period of at least twelve months from the date of approval of our consolidated financial statements. Thus, we continue to adopt the going concern basis of accounting in preparation of our consolidated financial statements.

Training revenue

In accordance with IFRS 15, Revenue from Contracts with Customers, we amortize training revenue on a straight-line basis over the life of the client contract and expense all costs associated with training as incurred in accordance with IAS 38. For more information about our adoption of IFRS 15, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations” and notes 3.9 and 3.9.1 to our audited consolidated financial statements included elsewhere in this prospectus.

Leases

Judgement may be required in determining whether certain arrangements constitute leases under IFRS 16. For example, in contracts that include significant services, we believe that determining whether the contract conveys the right to direct the use of an identified asset may be challenging.

In determining the term of a lease for financial statement purposes, we consider all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option, as applicable. Extension periods or periods after termination options, as applicable, are only included in the lease term if such period is reasonably certain, in accordance with the applicable lease contracts, to occur.

For more information about our adoption of IFRS 16 see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations” and notes 3.2 and 6.2 to our audited consolidated financial statements included elsewhere in this prospectus.

Staff retirement plans

The net defined benefit pension scheme assets or liabilities are recognized in the consolidated statement of financial position. The determination of the position requires assumptions to be made regarding future salary increases, mortality, discount rates and inflation. The key assumptions made in relation to the pension plans are set out in Note 14.1 to our audited consolidated financial statements.

Share-based payments

Share-based payments expense is recognized in our consolidated statement of profit or loss and comprehensive income. The key assumptions made in relation to the share-based payments are set out in Note 19 to our audited consolidated financial statements.

Provision for taxation

We are subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite our belief that our tax return positions are supportable, we believe that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. We believe that our accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Components of Results of Operations

Revenues

Customer Management

A substantial majority of revenues in our customer engagement solution are based upon a price per unit of time or customer interaction. In such case, we either charge our clients a base rate per unit of time (i.e., per hour worked or per minute interacting with customers) that an agent is engaged in servicing the client’s customers or charge an overall rate per customer interaction (i.e., price per call handled). Base rates could be adjusted up or down depending upon our performance against metrics agreed upon with each client.

Customer Acquisition

A substantial majority of revenues in the Customer Acquisition segment is generated under a fee-per-customer arrangement in which clients pay a fixed commission for each customer that we successfully acquire on their behalf. In some cases, we also receive a commission payment upon the annual renewal of that acquired customer. We also receive incentive payments upon the achievement of certain volume thresholds.

Operating Expenses

Payroll and Related Costs

Payroll and related costs consist of salaries, incentive compensation and employee benefits for all employees. The majority of this category relates to personnel engaged in client-facing service delivery, including delivery center agents, supervisors and other operations personnel of a client-facing nature. These costs will generally increase in proportion to our revenue and are therefore known as variable costs. The remaining expenses in this category relate to salaries, incentive compensation and employee benefits for full-time employees in our accounting, finance, human resources, legal, strategy, sales, marketing, client services, administrative and executive management functions. While these costs also generally increase in relation to our revenue, they do so at a lower rate and are semi-fixed in nature.

Share-based Payments

We use the fair value method of accounting for stock options. The fair value of stock options is estimated using the Black-Scholes option-pricing model. The measurement of the stock options at fair value is based on the Black-Scholes option pricing model taking into account the following variables:

•	The share price.
•	The exercise price.
•	The volatility of the share has been determined based on historical prices of our shares.
•	The duration, which has been estimated as the difference between the valuation date of the stock plans and final exercise date.
•	The risk free interest rate.

We recognized compensation expense for stock options on an accelerated basis over the requisite service period of the award. Any excess tax benefits or expense related to stock payments, if any, are recognized as income tax benefit or expense in our consolidated statements of comprehensive income when the awards vest or are settled. We did not issue any stock options after fiscal 2018.

The fair value of restricted stock awards, which we issued during fiscal 2019 in lieu of stock options, is based on valuations performed by a third-party valuation firm.

Reseller Commission and Lead Expenses

Reseller commission and lead expenses consist of the costs of generating or purchasing leads, which are expenses directly associated with acquiring new customers. These costs will generally increase in proportion to revenues from our Customer Acquisition segment, and are therefore variable costs within that segment. Within this segment, we either generate our own leads or purchase leads from third parties, and then use our telephone-based sales agents to convert these leads into actual sales for our clients. We are then paid by our clients upon validation and confirmation of that sale. When we generate our own leads, we often do so pursuant to an online search that results in an interested visitor on our web properties, in which case we pay the search engine provider. When we purchase leads from outside providers, we do so from companies that originate leads for a variety of marketing purposes and sell them to companies such as us. All our expenses associated either with the internal generation of leads or the purchase of leads from third party providers are classified as lead expenses.

Depreciation and Amortization

Depreciation and amortization relates to the depreciation of property, plant and equipment (primarily our entire physical and network infrastructure), depreciation of right-of-use assets (following our adoption of IFRS 16, Leases, effective July 1, 2018) and amortization of our software licenses and other definite lived intangibles.

Other Operating Costs

Other operating costs comprise rent and utilities, telecommunication, repairs and maintenance, travel, legal and professional, as well as other miscellaneous expenses. These costs will generally increase in relation to our revenue, although at a lower rate than variable expenses. This category also includes certain other expenses such as goodwill and intangibles impairment, foreign exchange gain or loss and bad debt write-downs. This category was impacted by our adoption of IFRS 16, Leases, effective July 1, 2018.

Income (Loss) from Operations

Income (loss) from operations is our earnings before interest and taxes and is a measure of our income (loss) from ordinary operations. Income (loss) from operations is calculated as revenues minus total operating expenses.

Operating Profit Margin

We calculate “operating profit margin” as income (loss) from operations divided by revenue.

Finance Expenses

Finance costs consist principally of interest and other expenses paid on short- and long-term loans and borrowings, as well as interest accrued on the redeemable preferred shares and convertible preferred shares by one of our subsidiaries and interest and expenses on current account overdrafts and losses on adjustment for fair value of financial instruments. As a result of our adoption of IFRS 16, Leases, effective July 1, 2018, finance expenses include interest on lease liabilities.

Income Tax Benefit / (Expense)

Income tax benefit / (expense) consists of the corporate income tax to be paid on our corporate profit, including deferred tax.

Net loss for the year, continuing operations

Net loss for the year, continuing operations, for the period consists of total loss for the period from continuing operations.

Net income on discontinued operation, net of tax

Net income on discontinued operation, net of tax, for the period consists of total income for the period from discontinuing operations, net of tax.

Net income/(loss) for the year

Net income/(loss) for the year consists of total income/(loss) for the period from continuing operations and from discontinued operations.

Adjusted EBITDA from Continuing Operations

We define “EBITDA” as net loss for the year, less discontinued operation, net of tax, before finance expenses, finance costs related to lease liabilities, depreciation and amortization, depreciation of right-of-use assets, and income tax (benefit) / expense.

We define “Adjusted EBITDA from continuing operations” as EBITDA before the effect of the following items: litigation and settlement expenses, foreign exchange losses, goodwill impairment, other income, phantom expense and share-based payment. We use Adjusted EBITDA from continuing operations internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA from continuing operations is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund recurring capital expenditures and growth. Adjusted EBITDA from continuing operations also disregards non-cash or non-recurring charges that we believe are not reflective of our long-term performance. We also believe that Adjusted EBITDA from continuing operations is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.

Adjusted EBITDA from continuing operations may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:

•	although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA from continuing operations does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•	Adjusted EBITDA from continuing operations is not intended to be a measure of free cash flow for our discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future;
•	other companies, including companies in our industry, may calculate Adjusted EBITDA from continuing operations or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA from continuing operations in conjunction with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net (loss)/income and our other IFRS financial results.

Adjusted EBITDA from Continuing Operations Margin

We calculate “Adjusted EBITDA from continuing operations margin” as Adjusted EBITDA from continuing operations divided by revenue.

Results of Operations

Consolidated Statement of Comprehensive Income

The following summarizes the results of our operations for the fiscal years ended June 30, 2018 and 2019:

	Fiscal Year Ended June 30,
	2018	2019	Change %
	($ in millions)
Revenue	$342.2	$368.4	7.7
Other Operating Income	—	—

Operating Expenses
Payroll and related costs	(252.9)	(254.6)	0.7
Share-based payments	(8.4)	(4.1)	(51.2)
Reseller commission and lead expenses	(28.1)	(27.9)	(0.7)
Depreciation and amortization	(12.2)	(20.9)	71.3
Other operating costs	(58.4)	(54.1)	(7.4)
Total Operating Expenses	$(360.0)	$(361.6)	0.4
(Loss)/income from operations	$(17.8)	$6.8	N/M

Finance expenses	(3.1)	(7.7)	N/M
Loss before taxation	$(20.9)	$(0.9)	N/M

Income tax benefit / (expense)	0.1	(3.6)	N/M
Net loss for the year, continuing operations	$(20.8)	$(4.5)	N/M
Net income on discontinued operation, net of tax	4.9	15.5	N/M
Net (loss) / income for the year	(15.9)	11.0	N/M

	Fiscal Year Ended June 30,
	2018	2019	Change %
	($ in millions)
Non-GAAP measures
Adjusted EBITDA from continuing operations (unaudited)	$4.3	$36.3
Adjusted EBITDA from continuing operations margin (unaudited)	1.3%	9.9%
Net Debt (unaudited)	$49.4	$109.4

Revenues by Reporting Segment

The following reflects our two reporting segments, Customer Management and Customer Acquisition, through the end of fiscal year June 2019. Effective July 1, 2019, we transitioned to one reporting segment. For more information on the change in reporting segments, see “—Change in Reporting Segments.”

The following table sets forth our revenues by reporting segment for the periods presented:

	Fiscal Years Ended June 30,
	2018	2019	Change %
	($ in millions)
Revenue
Customer Management	$285.1	$315.5	10.7%
Customer Acquisition	57.1	52.9	(7.4)%
Total Revenues	$342.2	$368.4	7.7%

Fiscal Year Ended June 30, 2018 and 2019

Revenue

Our revenue was $368.4 million in the fiscal year ended June 30, 2019, an increase of $26.2 million, or 7.7%, compared to the same period in 2018. The increase in revenue was due to a strong performance in our customer management offerings. $15.0 million of this increase was attributable to revenue from new clients onboarded during fiscal 2019, which represented an increase of $9.3 million from revenue billed from new clients in fiscal 2018. We were able to win 14 new clients in fiscal year 2019 as compared to six in fiscal year 2018. We added four blue chip Fortune 1000 clients that have approximately 3,000 to 20,000 seats in their enterprise as well as seven Velocity clients. Additionally, we benefited from approximately $20.9 million of additional net revenue related to increased volume from, and additional services provided to existing customers. The growth in our Customer Management segment was offset by a decline in revenue of approximately $4.2 million in our Customer Acquisition segment, where a strategic decision was made by management to wind down our activity on a lower-margin line of business mid-year with a client in one of the mature industry sectors that we serve, which we have replaced with higher margin business (albeit at a lower revenue level).

Operating Expenses

Total operating expenses were $361.6 million in the fiscal year ended June 30, 2019, an increase of $1.6 million, or 0.4%, compared to the same period in 2018. The increase in operating expenses was primarily due to an increase in depreciation and amortization by $8.7 million, or 71.3%, and payroll and related cost by $1.7 million or 0.7% compared to the same period in 2018, and partially offset by a decrease in share-based payments by $4.3 million, or 51.2%, and other operating expenses by $4.3 million, or 7.4%, compared to the same period in 2018.

Payroll and related costs were $254.6 million in the fiscal year ended June 30, 2019, an increase of $1.7 million, or 0.7%, compared to the same period in 2018. As a result of improved operational efficiency, payroll costs decreased as a percentage of revenue from fiscal 2018 to fiscal 2019.

Share-based payments were $4.1 million in the fiscal year ended June 30, 2019, a decrease of $4.3 million, or 51.2%, compared to the same period in 2018. The decrease in share-based payments was due primarily to share-based expense related to the 2017 IBEX Plan of $7.7 million recorded in 2018 as compared to $4.4 million recorded in 2019 (including the accelerated expense of $3.3 million recorded upon cancellation of such plan in 2019) and the reversal of a $0.9 million expense related to the cancellation of phantom stock plans during fiscal 2019.

Reseller commissions and lead expenses were $27.9 million in the fiscal year ended June 30, 2019, a decrease of $0.2 million, or 0.7%, compared to the same period in 2018, primarily as a result of the decrease in revenue attributable to our Customer Acquisition segment and improved operational efficiency.

Depreciation and amortization expense was $20.9 million in the fiscal year ended June 30, 2019, an increase of $8.7 million, or 71.3%, compared to the same period in 2018. The increase in depreciation and amortization was due to the early adoption of IFRS 16, which resulted in additional depreciation expense of $10.3 million in fiscal 2019, partially offset by a decrease in depreciation of $1.6 million (excluding the impact of the early adoption of IFRS 16) relating to certain of our older capital expenditures reaching the end of their accounting depreciation cycles.

The decrease in other operating costs was attributable to the $10.5 million decrease in rent and utilities, primarily due to early adoption of IFRS 16 in fiscal year 2019, a decrease in maintenance repairs and improvements of $2.4 million, severance expenses of $1.1 million related to IBEX Global Solutions Limited and a fair value adjustment of $3.0 million associated with the Amazon Warrant.

Income (loss) from operations

As a result of the above, income from operations was $6.8 million in the fiscal year ended June 30, 2019, an increase of $24.6 million, compared to a $17.8 million loss from operations recognized during same period in 2018. Our operating profit margin increased from (5.2)% in fiscal 2018 to 1.8% in fiscal 2019.

The significant improvements in income from operations and operating profit margin in fiscal 2019 were driven by several factors. First, our scope of operations in our nearshore geographies attained scale during fiscal 2019 and resulted in significant operating leverage in those geographies that had not been present in prior years when those operations were sub-scale with a high fixed costs. Second, our overall increase in revenue in fiscal 2019 took place without the need to add significant additional capacity, and the resulting increase in capacity utilization to 84% at the end of fiscal 2019 from 73% at the end of fiscal 2018, which had a positive impact upon profitability levels. We also invested significantly in our operational management capabilities towards the end of fiscal 2018, and upgraded our global operations leadership. The sharpened focus on operational efficiencies yielded results in fiscal 2019 with the increased operating margins. We have continued to exercise significant control over our fixed costs across all geographies as well as shared fixed costs, which has resulted in increased operating leverage with increasing revenues. During fiscal 2019, we also benefited from higher margins associated with our growth from nearshore and offshore delivery centers, as compared to our onshore delivery centers.

Finance Expenses

Finance expenses were $7.7 million in the fiscal year ended June 30, 2019, an increase of $4.6 million compared to the same period in 2018. The increase in finance expenses was due primarily to the early adoption of IFRS 16 resulting in an additional expense of $4.0 million in fiscal year 2019.

Income Tax (Expense)/Benefit

Income tax expense was $3.6 million in fiscal year ended June 30, 2019, an increase of $3.7 million compared to the $0.1 million income tax benefit during the same period in 2018. The increase in tax expense was attributable to a non-recurring deferred tax expense of $3.1 million related to the cancellation of the 2017 IBEX Plan.

Net loss for the year, continuing operations

As a result of the factors described above, net loss for the year, continuing operations, was $4.5 million in the fiscal year ended June 30, 2019, a decrease of $16.2 million, compared to a $20.8 million net loss for the year, continuing operations, during the same period in 2018.

Net income on discontinued operation, net of tax

As a result of the operations of Etelequote Limited, a discontinued operation, net income on discontinued operation, net of tax, was $15.5 million in the fiscal year ended June 30, 2019, an increase of $10.6 million, compared to a $4.9 million net income on discontinued operation, net of tax, during the same period in 2018. For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere.

Net income/(loss) for the year

As a result of the factors described above, net income for the year was $11.0 million in the fiscal year ended June 30, 2019, compared to a $15.9 million net loss for the year during the same period in 2018.

Adjusted EBITDA from Continuing Operations

The following table provides a reconciliation of Adjusted EBITDA from continuing operations from net (loss) / income for the year:

	Fiscal Year Ended June 30,
	2018	2019
	(unaudited)
	($ in thousands)
Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss)/Income
Net (loss)/income for the year	$(15,881)	$10,965
Net income on discontinued operations, net of tax	4,881	$15,484

Net loss from continuing operations for the year	(20,762)	(4,519)
Finance expenses	3,093	7,709
Income tax (benefit) / expense	(108)	3,615
Depreciation and amortization	12,182	20,895
EBITDA from continuing operations(a)	$(5,595)	$27,700

Non-recurring expenses(b)	$4,112	$4,239
Foreign exchange losses	1,266	1,274
Other income(c)	(547)	(641)
Fair value adjustment(d)	(3,326)	(364)
Share-based payments(e)	8,386	4,087
Adjusted EBITDA from continuing operations	$4,296	$36,295
a)	EBITDA from continuing operations includes the impact of adoption of IFRS 16 in the fiscal year ended June 30, 2019 (see Note 25.8 to our audited financial statements included elsewhere in this prospectus).

b)	For the fiscal year ended June 30, 2019, we incurred non – recurring legal expenses (including legal settlements) of $4.2 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, we incurred non-recurring legal expenses of $0.3 million related to DGS EDU LLC and $1.3 million related to IBEX Global Solutions Limited, severance expenses of $1.1 million related to IBEX Global Solutions Limited and listing expenses of IBEX Limited of $1.4 million.
c)	For the fiscal year ended June 30, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.4 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, other income represented proceeds from a legal settlement received by Digital Globe Services, Inc. of $0.2 million and insurance proceeds of $0.3 million received by IBEX Global Solutions Limited.
d)	For the year ended June 30, 2019 and 2018, we recorded a revaluation associated with the Amazon Warrant (see Note 28 to our audited financial statements included elsewhere in this prospectus).
e)	For the year ended June 30, 2019, the amount includes the cancellation of the 2017 IBEX Plan and the phantom stock plans ($3.3 million), partially offset by the elimination of the liability associated with the phantom plans ($1.0 million). For the fiscal year ended June 30, 2018, share-based payments was primarily related to share-based payments expense of $8.4 million pertaining to options to purchase an aggregate of 1,633,170 common shares awarded from December 22, 2017 through and including June 30, 2018, net of 145,399 option forfeitures.

Our Adjusted EBITDA from continuing operations was $36.3 million in the fiscal year ended June 30, 2019, an increase of $32.0 million, compared to the same period in 2018.

As a result of our adoption of IFRS 16, our statement of financial position as of June 30, 2019 reflected an increase of $64.5 million in property and equipment and an increase of $66.9 million in lease liabilities, and our statement of profit or loss and other comprehensive income for the fiscal year then ended reflected a decrease of $11.7 million in other operating costs, an increase of $10.3 million in depreciation, an increase of $4.0 million in finance charges, and an increase of $2.6 million in net loss, continuing operations. As a result of the foregoing, Adjusted EBITDA from continuing operations increased by $11.7 million.

Adjusted EBITDA from Continuing Operations Margin

Our Adjusted EBITDA from continuing operations margin was 9.9% for the fiscal year ended June 30, 2019 compared to 1.3% for the fiscal year ended June 30, 2018. The increase in Adjusted EBITDA from continuing operations margin was primarily due to a decrease in net loss for the year, from continuing operations, as compared to the fiscal year ended June 30, 2018. The key drivers of margin growth were areas attributable to the following: (a) geographic mix improved where our more profitable nearshore and offshore operations continued to grow as a percentage of the overall business, (b) scale was achieved in our nearshore operations where we began to see target flow-through margins materialize as the business hit critical mass, (c) capacity utilization increased as we grew our revenue and agents in our nearshore and offshore operations while reducing our U.S. footprint, (d) disciplined operational execution, (e) our more profitable non-voice business expanded and (f) the impact on Adjusted EBITDA from continuing operations created by the adoption of IFRS 16. Excluding the impact of IFRS 16, our Adjusted EBITDA from continuing operations margin in fiscal year 2019 would have been 6.4% (versus 1.3% in fiscal year 2018).

Liquidity and Capital Resources

Our principal liquidity needs are to fund our working capital requirements and to finance capital expenditures (consisting of additions to property and equipment and to intangible assets).

We had negative working capital of $29.6 million and $34.2 million as of June 30, 2019 and 2018, respectively, which, in each case, was due primarily to capital expenditures related to the opening of new delivery centers, and the upgrade and expansion of existing delivery centers. During the fiscal year ended June 30, 2018 and June 30, 2019, we invested $5.8 million and $6.6 million, respectively, on capital expenditures.

Historically, we have met our liquidity needs through cash generated from our operating activities and from cash generated by financing activities, including borrowings under credit facilities and capital leases, as described in more detail below under “Financing Arrangements.” As of June 30, 2019, the total amount of credit available to us under our revolving credit facilities and lines of credit was $16.8 million. As of June 30, 2018, the total amount of credit available to us under our revolving credit facilities and lines of credit was $8.3 million. We also have financing arrangements in place with financial institutions to accelerate collection of receivables. As of June 30, 2019, we had cash and cash equivalents of $8.9 million. Of this amount, $4.1 million is located outside of the United States, and $3.2 million of this is subject to restrictions on our ability to repatriate such funds. As of June 30, 2018, we had cash and cash equivalents of $13.5 million. Of this amount, $1.8 million is located outside of the United States, and $1.5 million of this is subject to restrictions on our ability to repatriate such funds.

As of June 30, 2019, our outstanding debt under our credit facilities and capital leases amounted to $118.3 million. Of this amount, $52.5 million represented the current portion of such borrowings and $65.8 million represented the long-term portion of such borrowings. As of June 30, 2018, our outstanding debt under our credit facilities, private placements of debt securities and preferred shares and capital leases amounted to $63.0 million. Of this amount, $53.1 million represented the current portion of such borrowings and $9.9 million represented the long-term portion of such borrowings.

Our future liquidity requirements will depend on many factors, including our growth rate, the timing and extent of spending to open new delivery centers and support development efforts, our expansion of sales and marketing activities and the introduction of new and enhanced technology offerings. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights.

Management believes that our existing cash balance together with cash generated from our operations, availability under our existing revolving credit facilities and the anticipated net proceeds from this offering will be sufficient to meet our liquidity requirements for at least the next twelve months.

Cash Flows

	Fiscal Year Ended June 30,
	2018	2019
	($ in millions)
Net cash inflow / (outflow) from:
Operating activities	$(5.7)	$2.2
Investing activities	$(5.4)	$(9.1)
Financing activities	$3.2	$2.6
Effects of exchange rate difference on cash and cash equivalents	$0.2	$(0.3)
Net increase / (decrease) in cash and cash equivalents	$(7.8)	$(4.6)
Cash and cash equivalents, beginning of period	$21.3	$13.5
Cash and cash equivalents, end of period	$13.5	$8.9

Cash Flows from Operating Activities

Net cash inflow from operating activities during the fiscal year ended June 30, 2019 was $2.2 million compared with net cash outflow of $5.7 million during the fiscal year ended June 30, 2018. The $7.9 million increase in net cash inflow from operating activities was primarily attributable to the increase in our revenue and collection thereof.

Cash Flows from Investing Activities

Net cash used in investing activities was $9.1 million during the fiscal year ended June 30, 2019 compared with cash used of $5.4 million during the fiscal year ended June 30, 2018.

During the fiscal year ended June 30, 2019, we expended $9.1 million on investing activities, primarily related to the purchase of property and equipment of $5.6 million and purchase of intangible assets of $0.6 million. A significant portion of our investing activities was related to the opening of one new delivery center located in the Jamaica in the quarter ending December 31, 2018, and one new delivery center located in the Philippines in the quarter ending June 30, 2019. In addition, $3.5 million represents the cash adjustment related to our disposition of Etelequote Limited.

During the fiscal year ended June 30, 2018, we expended $5.4 million on investing activities, primarily related to the purchase of property and equipment of $5.2 million and purchase of intangible assets of $0.6 million. A significant portion of our investing activities was related to the upgrade and expansion of our existing delivery centers in Jamaica in the quarters ending December 31, 2017 and June 30, 2018.

Cash Flows from Financing Activities

Net cash inflow from financing activities was $2.6 million during the fiscal year ended June 30, 2019 and $3.2 million during the fiscal year ended June 30, 2018.

Net cash inflow from financing activities of $2.6 million cash during the fiscal year ended June 30, 2019 primarily reflected proceeds from line of credit of $168.7 million, repayments of line of credit $162.9 million, proceeds from borrowings of $36.6 million, repayment of borrowings of $6.1 million, repayment of related party loans of $1.2 million and the payment of $10.5 million on lease obligations. This was partially offset by the repayment of $14.5 million on private placement notes, the redemption of $6.0 million of senior preferred shares and dividend distribution of $1.6 million.

Net cash inflow from financing activities of $3.2 million cash during the fiscal year ended June 30, 2018 primarily reflected proceeds from a line of credit of $222.8 million, repayments of line of credit $216.3 million, proceeds from borrowings of $1.4 million, the issuance of $5.9 million of private placement notes, offset by a $6.2 million repayment of borrowings and $3.2 million of payments on lease obligations.

Net Debt

We calculate “Net Debt” as total borrowings less cash and cash equivalents.

	Fiscal Year Ended June 30,
	2018	2019
	(unaudited)
	($ in thousands)
Net Debt Reconciliation
Borrowings – non-current	$9,880	$7,184
Lease liabilities – non-current	—	58,602
Borrowings – current	51,876	41,835
Lease liabilities – current	—	10,632
Convertible loan note – related party	1,200	—
Total Debt	$62,956	$118,253
Less: Cash and cash equivalents	13,519	8,873
Net Debt	$49,437	$109,380

Net debt increased to $109.4 million as of June 30, 2019 from $49.4 million as of June 30, 2018, due primarily to the early adoption of IFRS 16, which resulted in the recognition of lease liabilities of $66.9 million as of June 30, 2019.

Financing Arrangements

Through our subsidiaries we are party to a number of financing arrangements with banks, financial institutions and private investors that serve to meet our liquidity requirements. These arrangements include credit facilities, lines of credit, receivables financing arrangements, term loans, capital leases and equipment leases, as well as private placements of debt securities and preferred shares. The following is a summary of our principal financing arrangements. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the agreements and related documents referred to below, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

PNC Credit Facility

In November 2013, our subsidiary, TRG Customer Solutions, Inc., entered into a three-year $35.0 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the maximum revolving advance amount under the PNC Credit Facility was increased to $40.0 million, with an additional $10.0 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent) and the maturity date was extended to May 2020. In December 2018, the PNC Credit Facility maximum revolving advance amount was increased to $45.0 million. In May 2019, the PNC Credit Facility was amended to include the following: the maximum revolving advance amount was increased to $50.0 million, with an additional $10.0 million of availability (in $5.0 million increments) subject to satisfaction of conditions precedent, and the maturity date was extended to May 2023. Borrowings under the PNC Credit Facility bear interest at LIBOR plus a margin of 1.75% and/or at the PNC Commercial Lending Rate for domestic loans. The PNC Credit Facility is guaranteed by IBEX Global Limited and secured by substantially all the assets of TRG Customer Solutions, Inc. The line of credit balance as of June 30, 2019 is $33.5 million, compared to $27.1 million as of June 30, 2018.

In June 2016, the PNC Credit Facility was amended to add a Term Loan A of $6.0 million, which was drawn down in full, and a Term Loan B of $4.0 million (subject to satisfaction of conditions precedent), which was never drawn down and cancelled. In November 2016, the PNC Credit Facility was amended by adding a Term Loan C of $16.0 million which was drawn down in full with $6.0 million applied to repay in full Term Loan A. Term Loan C bears interest at LIBOR plus a margin of 4.00% and is required to be repaid in 54 equal monthly instalments (commencing January 1, 2017). Term Loan C balance as of June 30, 2019 is $7.1 million, compared to $10.7 million as of June 30, 2018.

In addition, the PNC Credit Facility was amended in June 2016 to include a $3.0 million non-revolving line of credit for purchases of equipment, which was drawn down in full, bearing interest at LIBOR plus a margin of 3.25%. The balance of this line as of June 30, 2019 was $0.2 million, compared to $1.1 million as of June 30, 2018.

Receivables Financing Agreement with Citibank, N.A.

In June 2015, our subsidiary, TRG Customer Solutions, Inc., entered into a supplier agreement with Citibank, N.A. (the “Citibank Receivables Financing Agreement”). Pursuant to the Citibank Receivables Financing Agreement, Citibank provides payment to TRG Customer Solutions, Inc. for accounts receivable owed to TRG Customer Solutions, Inc. from AT&T Services Inc. and its various subsidiaries and affiliates located in the United States. All payments from Citibank to TRG Customer Solutions, Inc. are subject to a discount charge. The discount rate used to calculate the discount charge is the product of (i) the LIBOR rate for the period most closely corresponding to the number of days in the period starting from and including the date the proceeds are remitted by Citibank to TRG Customer Solutions, Inc. (the “Discount Acceptance Period”) plus 0.80% per annum and (ii) the Discount Acceptance Period divided by 360. The discount charge during the fiscal year ended June 30, 2018 and 2019 averaged approximately 0.28% and 0.32% of net sales, respectively.

Receivables Financing Agreement with Seacoast National Bank

In July 2011, our subsidiary, iSky, Inc., entered into a purchasing agreement (the “Seacoast Receivables Financing Agreement”) with the predecessor to Seacoast National Bank (“Seacoast”). Pursuant to the Seacoast Receivables Financing Agreement, Seacoast provides payment to iSky, Inc. for up to $1.5 million of accounts receivable owed to iSky, Inc. All payments from Seacoast to iSky, Inc. are subject to a discount of 1.0% for receivables outstanding 30 days or less and an additional 0.5% for each additional 15 days that such receivable is outstanding. The average discount during the fiscal year ended June 30, 2019 was approximately 1.2% (June 30, 2018: 1.3%) of net sales. Under the Seacoast Receivables Financing Agreement, Seacoast may also advance an amount up to 85% of iSky, Inc.’s receivables to iSky, Inc. at a rate of LIBOR plus 7.0%.

The Seacoast Receivables Financing Agreement requires iSky, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms.

Loan Facility with First Global Bank Limited

In January 2018, our subsidiary, IBEX Global Jamaica Limited, entered into a $1.4 million non-revolving term loan with First Global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan and a maturity date of January 2023. The loan is guaranteed by IBEX Global Solutions Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2019, the balance of the loan is $1.1 million, compared to $1.4 million as of June 30, 2018.

In November 2018, our subsidiary, IBEX Global Jamaica Limited, entered into a $1.2 million non-revolving demand loan with First Global Bank Limited. The loan bears a variable interest at 6-month LIBOR plus a margin of 5.26%, subject to a floor of 7.0% per annum, for the term of the loan. The loan is to be paid in 60 equal monthly installments, triggering a bullet payment after 36 months, with an option to renew for an additional 24 months, with an overall maturity in January 2023. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. At June 30, 2019, the balance of the loan was $1.0 million, compared to $0.0 million at June 30, 2018.

In October 2019, our subsidiary, IBEX Global Jamaica Limited, entered into a $0.8 million non-revolving demand loan with First global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan. The loan is to be paid in 36 equal monthly installments, commencing 30 days after the first disbursement of loan funds. The loan is guaranteed by IBEX Global Limited and secured by substantially all of the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets.

Heritage Bank of Commerce Credit Facility

In March 2015, our subsidiaries, Digital Globe Services, Inc., Telsat Online Inc. and DGS EDU, LLC entered into a one-year $3.0 million loan and security agreement (the “HBC Loan Agreement”) with Heritage Bank of Commerce (“HBC”). In March 2016, the HBC Loan Agreement was amended to increase the credit line capacity to $5.0 million and extend its maturity date until March 31, 2018, subject to collateral review. In June 2017, the HBC Loan Agreement was amended to add an additional subsidiary, 7 Degrees LLC, as a borrower, along with extending the maturity date until March 31, 2019. In August 2018, the HBC Loan Agreement was amended to increase the accrued account advance rate and certain other terms along with extending the maturity date until March 31, 2021. In January 2019, HBC Loan Agreement was amended to exclude DGS EDU, LLC from the facility pursuant to its sale. Borrowings under the HBC Loan Agreement bear interest at the prime rate plus a margin of 2.50%. The credit line is secured by substantially all the assets of Digital Globe Services, Inc., Telsat Online Inc., and 7 Degrees LLC. The line of credit balance as of June 30, 2019 was $2.4 million, compared to $2.9 million as of June 30, 2018.

In March 2019, HBC Loan Agreement was amended to add a term loan of up to $2.0 million that bears interest at the prime rate plus a margin of 2.5%. The term loan is required to be repaid in 36 equal monthly installments (commencing April 2020) and will mature on March 1, 2023. On the term loan maturity date, all amounts owing shall be immediately due and payable. The term loan balance as of June 30, 2019 is $1.0 million.

Other Financing Arrangements

During the fiscal years ended June 30, 2018 and 2019, we purchased additional hardware and software licenses under an additional three-year financing agreements with International Business Machines Corporation totaling approximately $1.2 million and $3.6 million, respectively.

Off-Balance Sheet Arrangements

We were not during the periods presented, and are not currently, a party to any off-balance sheet arrangements.

Contractual obligations

The following table presents our future contractual obligations as of June 30, 2019:

	Payments due by period As of June 30, 2019
	Total	Less than one year	1 - 3 years	3 - 5 years	5+ years
	(in thousands)
Obligations Under Leases(1)	$95,616	$15,954	$27,136	$19,326	$33,200
Long Term Other Borrowings(2)	13,591	5,933	6,694	964	—
Line Of Credit(3)	36,026	36,026	—	—	—
Purchase Obligations(4)	1,680	—	1,680	—	—
Defined Benefit Obligations(5)	356	—	—	—	356
	$147,268	$57,913	$35,510	$20,290	$33,200
(1)	The lease arrangements have interest rates ranging from 5.0% to 10.0% for the fiscal year ended June 30, 2019.
(2)	Represents indebtedness under the following: (i) Term Loan C under the PNC Credit Facility, which will be amortized in 54 consecutive equal monthly installments which commenced on 1 January 1, 2017 with an interest rate of LIBOR plus a margin of 4% and (ii) other financing arrangements having interest rates from 6% to 10%.
(3)	Represents indebtedness under the following: (i) the PNC Credit Facility ($33.5 million), which bears interest at an interest rate of LIBOR plus a margin of 1.75% and/or at the PNC Commercial Lending Rate for domestic loans, (ii) the HBC Credit Facility ($2.4 million), which bears interest at a rate equal to the greater of The Wall Street Journal (WSJ) Prime Rate or 5.7%, and (iii) the Seacoast Receivables Financing Agreement ($0.08 million), which bears interest at a rate of LIBOR plus a margin of 7% per annum.
(4)	Represents obligations under annual telecommunication service agreements with two carriers.
(5)	Represents liability against unfunded defined benefit plan whereby employees are entitled to one half month’s salary for every year of service upon attainment of retirement age of 60 years with at least five years of completed service.

Qualitative and Quantitative Disclosures about Market Risk

Our activities expose us to a variety of financial risks: market risk (including interest rate risk and currency risk), credit risk and liquidity risk.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Borrowings under the PNC Credit Facility bear interest at LIBOR plus 1.75% or the PNC Commercial Lending Rate for domestic loans and, in the case of Term Loan C, LIBOR plus a margin of 4.0%. Borrowings under the HBC Loan Facility bear interest at the Prime Rate plus 2.5%. Other than a floating to fixed interest-rate swap entered into in August 2016 and June 2019 to hedge the interest rate risk on the Term Loan A, Term Loan C and PNC Credit Facility with PNC, we do not use derivative financial instruments to hedge our risk of interest rate volatility. As of the date of this prospectus, the interest-rate swap is independent of any particular facility we are procuring from PNC; nevertheless, it continues to contribute to the overall cost exposure of our debt portfolio.

Based on our debt position as of June 30, 2019 and taking into account the impact of the interest-rate swap referred to above, a 1.0% change in interest rates would impact our finance costs by $0.8 million.

We have not been exposed to material risks due to changes in interest rates. However, our future financial costs related to borrowings may increase and our financial income may decrease due to changes in market interest rates.

Foreign Currency Exchange Risk

We serve many of our U.S.-based clients using delivery center capacity in various countries such as the Philippines, Pakistan, Nicaragua and Jamaica. Although contracts with these clients are typically priced in U.S. dollars, a substantial portion of related costs is denominated in the local currency of the country where services are provided, resulting in foreign currency exposure which could have an impact on our results of operations. Our primary foreign currency exposures are in Philippine Peso and Pakistan Rupee; to a lesser extent, we have exposures in Euro, Pound Sterling, CFA Franc (XOF), Nicaraguan Cordoba, Jamaican Dollar, Canadian Dollar and Emirati Dirham. There can be no assurance that we can take actions to mitigate such exposure in the future, and if taken, that such actions will be successful or that future changes in currency exchange rates will not have a material adverse impact on our future operating results. A significant change in the value of the U.S. Dollar against the currency of one or more countries where we operate may have a material adverse effect on our financial condition and results of operations.

Foreign currency exchange risk arises mainly where receivables and payables exist due to transactions entered into in foreign currencies. As such, we believe we are exposed to the following foreign currency exchange risks:

•	Transaction foreign currency risk is the exchange risk associated with the time delay between entering into a contract and settling it, for example temporal differences in receivables and payables. Greater time differences exacerbate transaction foreign currency risk, as there is more time for the two exchange rates to fluctuate.
•	Translation foreign currency risk is the risk that our non-U.S. Dollar assets and liabilities will change in value as a result of exchange rate changes. Monetary assets and liabilities (for example accounts receivable, accounts payable and bank accounts) are valued and translated into U.S. Dollars at the applicable exchange rate prevailing at the applicable date. Any adverse valuation moves due to exchange rate changes at such time are charged directly and could impact our financial position and results of operations. For the purposes of preparing our financial statements, we convert our subsidiaries’ financial statements as follows: statements of financial position are translated into U.S. Dollars from local currencies at the period-end exchange rate, shareholders’ equity is translated at historical exchange rates prevailing on the transaction date and income and cash flow statements are translated at average exchange rates for the period.

With all other variables held constant, a 5.0% depreciation in the Philippine Peso against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $1.1 million (June 30, 2018: $0.2 million). Conversely, a 5.0% appreciation in the Philippine Peso against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $1.1 million (June 30, 2018: $0.2 million). A 5.0% depreciation in Euro against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.06 million (June 30, 2018: $0.001 million). Conversely, a 5.0% appreciation in the Euro against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.06 million (June 30, 2018: $0.001 million). Similarly, a 5.0% depreciation in the Pakistan Rupee against the U.S. dollar would have decreased our net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.2 million (June 30, 2018: $0.03 million). Conversely, a 5.0% appreciation in the Pakistan Rupee against the U.S. dollar would have increased our net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.2 million (June 30, 2018: $0.03 million).

Credit Risk

We have the following exposure to concentration of credit risk with clients representing greater than 10% of our receivable balances:

	2019
	Revenue		Trade debts gross
	Amount (US$'000)	% of total	Amount (US$'000)	% of total
Client 1	74,835	20.3%	10,770	16.3%
Client 2	67,094	18.2%	13,716	20.8%
Client 3	44,509	12.1%	9,042	13.7%
Subtotal	186,438	50.6%	33,528	50.9%
Others	181,942	49.4%	32,358	49.1%
	368,380	100.0%	65,886	100.0%

For the fiscal year ended June 30, 2019

Revenue from discontinued operations was $64.7 million

	2018
	Revenue		Trade debts gross
	Amount (US$'000)	% of total	Amount (US$'000)	% of total
Client 1	78,663	23.0%	10,432	20.0%
Client 2	63,233	18.5%	11,250	21.6%
Client 3	52,837	15.4%	6,586	12.0%
Subtotal	194,733	56.9%	28,268	54.3%
Others	147,467	43.1%	23,770	45.7%
	342,200	100.0%	52,038	100.0%

Liquidity Risk

Our policy is to ensure that we will always have sufficient cash to allow us to meet our liabilities when they become due. To achieve this aim, we seek to maintain cash balances (or agreed facilities) to meet expected requirements for a period of at least 45 days. The board receives cash flow projections on a quarterly basis as well as information regarding cash balances and investments. The liquidity risk of each group entity is managed at the entity level.

Where facilities of group entities need to be increased, approval must be sought by the entity’s CFO. Where the amount of the facility is above a certain level, agreement of our chief financial officer and the board is needed.

Internal Controls Over Financial Reporting

In connection with our fiscal year ended June 30, 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as defined in Rule 12b-2 under the Exchange Act. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. Specifically, the material weaknesses related to various control deficiencies related to (i) information technology general controls and (ii) revenue recognition at one of our subsidiaries. As of June 30, 2019, we and our independent registered public accounting firm determined that these material weaknesses were remediated.

In addition, during the fiscal year ended June 30, 2018, we assessed the presentation of our consolidated statement of cash flows and concluded that it was necessary to restate our previously issued financial statements for the fiscal year ended June 30, 2017 in order to correct an error in presentation. In accordance with International Accounting Standard (IAS) 7, Statement of Cash Flows, the cash flow associated with the proceeds and payments relating to the line of credit borrowing did not meet the criteria for net presentation as the maturity associated with the line of credit was significantly greater than 90 days and, therefore, we were required to present the cash flow activities associated with the line of credit by presenting separately proceeds from the line of credit and the associated repayments.

During the fiscal year ended June 30, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting related to our estimate of renewable revenue and related provision for Etelequote Limited. We disposed of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and have treated Etelequote Limited as a discontinued operation in our financial statements for the years ended June 30, 2019 and 2018. For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.

See “Risk Factors—Risks Related to our Business—If we are unable to implement and maintain effective internal control over financial reporting, our results of operations and the price of our common shares could be adversely affected.”

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will prevent potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required to date. If we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, and our operating results, investor confidence in our company and the market price of our shares may be adversely affected.

Recently adopted accounting standards

See Notes 3.9 and 3.9.1 to our audited consolidated financial statements included elsewhere in this prospectus for information relating to our adoption of IFRS 15, Revenue from Contract with Customers.

See Note 3.5.1 to our audited consolidated financial statements included elsewhere in this prospectus for information relating to our adoption of IFRS 9, Financial Instruments.

See Notes 3.2 and 6.2 to our audited consolidated financial statements included elsewhere in this prospectus for information relating to our adoption of IFRS 16, Leases.

Accounting standards, interpretations and amendments not yet effective

See Note 3.19 to our audited consolidated financial statements included elsewhere in this prospectus for recently adopted issued accounting standards, interpretations and amendments not yet effective as of the date of this prospectus.

JOBS Act Transition Period

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was enacted. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company” (an “EGC”) as defined in the JOBS Act.

In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if we choose to rely on such exemptions, for so long as we remain an EGC, we will not be required to, among other things:

•	provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;
•	provide all of the compensation disclosure that is required of a company that does not qualify as an EGC; and
•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We would cease to be an EGC upon the earliest to occur of: the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of this offering.

BUSINESS

Overview

We are a leading provider of technology-enabled customer interaction solutions for enterprise clients. We consider ourselves specialists in connecting leading brands to their customers using a multitude of channels and technologies.

Our solutions span the entire customer lifecycle and range from broad-based integrated offerings to more customized solutions focused on particular client needs. Through our integrated CLX platform, we offer a comprehensive portfolio of omni-channel, multi-lingual solutions to our clients, optimizing customer acquisition, engagement and experience.

Our CLX Suite of Solutions
Acquire	Engage	Experience
Digital Marketing	Customer Service	Multi-Channel Digital Surveys
Lead Generation	Billing Support	Real-Time Issue Resolution
Online Sales	Technical Support	Analytics & Business Intelligence
Optimization	Up-Sell/Cross-Sell Retention / Renewals	Text / Sentiment Analytics
Lead Conversion	Win-backs

Historically, these solutions were generally provided on a standalone basis, with different providers specializing in point solutions along the customer lifecycle. However, as the customer journey becomes more challenging and complex, and as enterprises increase their focus on understanding consumer needs in light of the prevalence of immediate feedback channels, clients are starting to look at these solutions in an increasingly comprehensive manner. As specialists in constructing outsourced customer interaction solutions, we are able to develop customized end-to-end solutions centered on enhancing our clients’ brands and leveraging our agent, technology and analytics capabilities. In particular, we believe that our ability to seamlessly address client needs along the full customer lifecycle provides a vital point of differentiation from other providers and allows for engagement with client decision-makers in a more strategic manner.

Our suite of customer-centric solutions combines sophisticated technology and proprietary analytics, together with our global contact and delivery center footprint and BPO expertise, allow us to protect and enhance our clients’ brands and grow their businesses. Our global delivery network, which incorporates onshore, nearshore and offshore BPO capabilities, allows us to be flexible in deploying solutions that meet our clients’ unique needs. We managed approximately 138 million interactions with consumers on behalf of our clients in fiscal 2019 through an omni-channel approach, using voice, web, chat and email. Although traditional voice channels still account for a substantial majority of our revenue, non-voice digital channels (web, chat, email) are gaining importance and increasingly represent a larger portion of our revenue mix. Our revenue from non-voice channels as a percentage of total revenue increased from 4.4% in the fiscal year ended June 30, 2016 to 12.7% in the fiscal year ended June 30, 2019. Through internally-developed technology and third-party platforms, we are increasingly utilizing automation, analytics and artificial intelligence to enhance the effectiveness of many of our solutions.

Our clients consist primarily of Fortune 500 brands, across a broad range of industries that have large customer bases that rely on outsourced providers to maximize customer retention and improve customer expansion. Increasingly, our client base includes faster growing brands in high-growth segments of our target markets, such as technology, e-commerce and consumer services, where we have launched a successful initiative called “Velocity” to target these high-growth clients. The success in our Velocity initiative and our growth with high-growth technology, e-commerce and consumer services clients is a key driver in the increase of our revenue from non-voice channels. Between fiscal 2015 and fiscal 2019, our revenue attributable to the high-growth Velocity client segment increased at a 230% CAGR. In fiscal 2019, we derived 22% of our total revenue, up from 0.2% in fiscal 2015 from our Velocity clients.

Our delivery centers are strategically located in labor markets with relatively low levels of resource competition, which enables us to attract, hire and retain a highly engaged, trained and motivated workforce, which results in high levels of client satisfaction. In recent years, we have opened all of our new delivery centers in lower-cost markets outside the United States, such as the Philippines and Jamaica, where we have been successful in offering our clients a lower cost base while maintaining high levels of quality. We believe that a key to our success has been our development of a unique IBEX brand within these labor markets, where we have an attractive work culture, evidenced by multiple awards.

We believe we have successfully and continuously taken share in the market and, as such, we have maintained a growth trajectory that is significantly in excess of our broader industry. Furthermore, our profitability has increased at a rate significantly higher than our revenue growth. For the fiscal year ended June 30, 2019, our revenues were $368.4 million, our net income was $11.0 million, our net loss, continuing operations, was $4.5 million and our Adjusted EBITDA from continuing operations was $36.3 million. For the fiscal year ended June 30, 2018, our revenues were $342.2 million, our net loss was $15.9 million, our net loss, continuing operations, was $20.8 million and our Adjusted EBITDA from continuing operations was $4.3 million. See “Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss)/Income” on page 79. Our results of operations for the fiscal year ended June 30, 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases. Our financial position at June 30, 2019 and our results of operations for the fiscal years ended June 30, 2019 and 2018 reflect our disposition of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and its treatment as a discontinued operation. For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial

Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.” For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.

Market Opportunity

We estimate that the total current addressable market for our suite of CLX solutions is well over $100 billion, and is comprised of the following areas of opportunity:

•	Customer Engagement – The largest portion of our addressable market is the customer care segment within the BPO industry, which makes up the largest portion of our revenue and corresponds to the “engage” portion of the customer lifecycle. International Data Corporation (“IDC”), a leading information technology research firm, estimates that the worldwide BPO market was approximately $204 billion in 2019 and expects it to grow to approximately $244 billion by 2023. Within this market, the customer care segment is the largest horizontal market (in addition to human resources, finance & accounting and procurement), with approximately $76 billion of revenues in 2019 and expected to grow to $90 billion in revenues by 2023. Within the United States, customer care BPO spend accounted for $43 billion in 2019 and is expected to grow to $49 billion by 2023.
•	Customer Acquisition – Our customer acquisition solution is enabled primarily by digital marketing, which is one of the fastest growing segments of the media advertising industry. According to eMarketer, a leading market research company, digital marketing will make up 60.5% of all advertising spending by 2023. A significant portion of this fast-growing market consists of outsourced customer acquisition specialists, who have primarily adopted a pay-for-performance business model in which advertisers only compensate marketers once a target consumer has taken a particular action, such as filling out an information form or completing a purchase of a product or service. According to eMarketer, a leading market research company, in 2020 $54 billion is expected to be spent annually on paid search in North America, our primary digital marketing channel. The market is projected to continue to grow in the near term and is rapidly evolving due to increased expectations for BPO vendors to innovate and constantly improve service quality.
•	Customer Experience Management and Analytics – With unprecedented access to technology, data and choices, customers have elevated expectations about being heard, as well as how companies take action and respond in real time. As consumers gravitate toward digital channels (websites, mobile and social media), enterprises are seeking more technologically advanced solutions to collect data in real time and to harness the insights yielded by advanced analytics performed on those data to provide customized customer experiences. According to Gartner, by 2021, more than 40% of all data and analytics projects are expected to relate to an aspect of customer experience. MarketsandMarkets, a leading B2B market research firm, estimates that the global customer experience management market will grow at a 13.3% CAGR, from $7.8 billion in 2019, to over $14.5 billion in 2023, with North America representing approximately $2.9 billion of market share in 2019. Similarly, Market Research Future estimates that the global market for customer experience analytics will increase to $12 billion by 2023.

Key Market Trends

A number of trends are driving growth and transformation in the outsourced customer interactions market, as well as a convergence of the market segments discussed above. Clients are increasingly making purchase decisions based on vendors’ ability to improve customer experience and enhance brand loyalty, and with a primary focus on revenue generation rather than cost savings. In addition to clients in established industries, emerging industries in the technology and consumer services sectors are changing the mix of solutions, channels and delivery locations. We believe that participants in the CLX market that have a technology-oriented and integrated solution will be best positioned to address the following key industry trends:

Focus on Customer Experience

•	Importance of the Customer Experience – As brands recognize that feedback mechanisms, such as social media, can rapidly impact brand perception in a positive or negative manner, the importance of delivering an exceptional customer experience has become a top priority for companies. According to a recent study by Pointillest, a market research firm, 87% of companies consider the customer experience to be their most important business priority.
•	Consumer Centricity – Customer expectations and behaviors are changing dramatically. Enabled by immediate feedback channels, such as social media, consumers expect that enterprises meet their needs and preferences instantaneously in return for brand loyalty and greater share of customer spend. Accordingly, enterprises are more focused on understanding their consumers’ needs and are demanding outsourced customer engagement partners that can deliver customer-centric solutions in an omni-channel manner that maximize customer lifetime value.

Outsourcing/Vendor Developments

•	Reliance on Outsourcing – Enterprises are more frequently relying on outsourced providers to address their needs across the entire customer lifecycle. Mature companies seek to automate across business functions as their needs are becoming more diversified. These more mature companies rely on outsourced providers for new technology solutions which are used to standardize business processes and increase their flexibility to seamlessly scale up or down as needed. Companies in emerging sectors outsource due to their limited experience or resources to manage increasing volumes of customer interactions. These high-growth companies rely on the expertise of outsourced providers in order to reach scale in their business operations.
•	Champion-challenger model – We believe that clients are employing a “champion-challenger” model in their procurement of outsourced customer interaction services, in which nimbler, more innovative providers compete effectively against much larger vendors.
•	Integrated Providers Capturing Market Share – We believe clients sourcing multiple outsourced solutions across the customer lifecycle from integrated providers of outsourced customer interaction solutions will result in such integrated providers capturing increasing volumes of business from those clients. For example, it is difficult for a client receiving multiple CLX solutions from a provider to switch a large number of workstations to a competitor because of the potential disruption caused to the client’s users by introducing a new service provider or because of the level of process integration required which can be time consuming and costly.
•	Flexible Delivery Model – Clients are increasingly differentiating among providers based on availability of a flexible delivery model that can offer a mix of onshore, nearshore and offshore capabilities. Offshore locations, such as the Philippines, and nearshore locations, such as Central America and the Caribbean, have become attractive delivery model options due to more attractive pricing. Thus, clients seeking to rationalize their cost structure value the relatively lower-price points that near-shoring and off-shoring alternatives represent versus an onshore option. However, clients also appreciate the flexibility of being able to choose onshore options that, while at higher price points, are particularly important for certain programs, such as high dollar value customer acquisition or higher-touch customer service.

End Market/Client Trends

•	Integrated Technology Solutions for Mature Sectors – Fortune 500 companies that historically utilized traditional live-agent, voice-based services are now integrating new technology-enabled solutions that include multi-channel delivery, self-serve options and automation. Such solutions allow them to achieve greater operational flexibility and innovate their service offerings. Established enterprises that have both insourced as well as outsourced portions of their business processes are especially focused on solutions that are easily integrated into their solutions and contain “plug and play” capabilities. These traditional enterprises rely on innovative partners to devise new ways of lowering their costs of customer acquisition, reducing churn, engaging consumers more deeply, and increasing customer lifetime value.
•	Solutions Catered to High-Growth Sectors – Providers of outsourced customer interaction solutions need to adapt their solutions to serve high-growth markets. The challenges that new economy “disruptors” face consist largely of managing high growth within their customer base, while simultaneously maintaining a high-quality customer experience. In contrast to mature business models, these emerging companies have generally not focused on developing large-scale insourced customer operations; therefore, they rely on external partners that can deliver customer service, engagement and support while maintaining the quality of their brands. Most of these companies source their customer interaction needs from lower-cost locations outside their home markets. According to CB Insights Research, the number of companies that have attained “unicorn” status were 315 in February 2019 as compared to 135 in 2015.

Impact of Technology

•	Data and Analytics – Enterprises are increasingly demanding that their providers of customer interaction solutions integrate data with their core service offerings to drive superior outcomes. For example, our customer acquisition solutions are enhanced by sophisticated data analytics, enabling more efficient consumer targeting, higher conversion rates and increased lifetime value. In the area of customer management, predictive analytics allow for both more effective resource allocation in the delivery of services and efficient resolution of the customer’s needs. Similarly, customer experience has evolved from being a telephone survey-based service to a technology platform that captures customer feedback from multiple channels, including social, online and mobile and connects it with other customer data. These business intelligence tools yield actionable insights that enable clients to address customer issues in real time. We expect that investments in automation, digitization and machine learning will be key drivers in the industry as clients seek to adopt more technology-intensive ways of servicing their customers.
•	Artificial Intelligence to Enhance Service Delivery − With the increasing applicability of AI in enhancing business processes, the customer care industry is starting to integrate AI into its range of solutions. For example, certain providers have started to use machine learning to analyze real time data from their customer interactions, and guide agent behavior to enhance the customer experience.

Our CLX Platform

Our integrated CLX platform is designed to support our mission of becoming a strategic partner to leading brands and enterprises for their outsourced customer interaction needs. Our CLX platform is founded on five core competencies, and allows us to construct customized solutions for our clients:

•	CLX Product Cloud – Our technology capabilities allow us to provide innovative, automated, customizable solutions to our clients. In addition to offering our clients agent-based customer-facing services, we have the flexibility to offer a pure technology-based solution or a combination of both services and technology to meet their unique needs. Our solutions leverage our hybrid cloud environment, which utilizes direct connections to AWS and Azure at our data centers. We believe this enables us to rapidly scale solutions and locate content close to the intended audiences. We use this flexible and scalable technology to enable growth and engender client loyalty. Our technology innovations make our CLX solutions highly-respected in the marketplace.

•	Data and Analytics – Our business is highly data intensive, and as a result we have collected datasets from more than 654 million customer interactions since 2013. We overlay our proprietary datasets with third-party data and other available data to derive insights into customer behaviors and preferences. For example, based on our proprietary databases of the performance characteristics of over 5 million search terms and 26 million unique keyword and bid type combinations, we are able to refine our algorithms continually to optimize our lead generation and conversion solutions.
•	World-class Global Delivery Centers and Capabilities – Our global delivery model encompasses onshore, nearshore and offshore delivery capabilities. We seek to operate state-of-the-art ‘highly branded’ sites in labor markets that are underpenetrated in order to maintain our competitive advantage, retain our position in those labor markets as an employer of choice and deliver a highly scalable and cost-effective solution to our clients. This delivery model allows us to offer our clients customized solutions providing resources in a mix of geographic locations that best meet their business demands. Our state-of-the-art delivery centers set themselves apart by their high level of company and client branding and enable us to create a differentiated level of connection to our clients’ brands as well as to their customers.
•	People and Processes – We employ a skilled, trained and motivated global workforce of over 20,000 employees servicing consumers across the full customer life cycle (acquisition, engagement, expansion and experience) with the ability to communicate in 42 languages. Over the last two decades, we have refined and improved our processes, methodologies and incentive systems to enable us to recruit, train, engage, motivate and retain a highly talented agent workforce. Our ability to manage our workforce processes and do so at a significant scale has been a key enabler of our ability to expand our business and achieve our growth objectives.
•	Network Infrastructure – The technology platform supporting our facilities is built on reliable and secure data centers, scalable telephonic systems and other third-party technology products on the basis of a fully redundant architecture, with an unrelenting focus on the protection of client and consumer data. Our three data centers operate continuously with an uptime of 99.9%. Our physical network is maintained by a high-quality infrastructure and networking organization, which consists of 170 people around the world who are dedicated to seamless, uninterrupted service delivery to our clients. We maintain various compliance certifications, including PCI. We host our servers and data in data centers, a majority of which have SOC 1 Type II, and SOC 2 Type II attestations or equivalent certifications. Our network infrastructure allows us to employ a number of technologies, policies and procedures to protect the large quantity of highly sensitive consumer data that we host, manage, and interact with.

Our Strengths

We believe that we have established a leadership position in the CLX solutions market. Whether in mature, high-growth or emerging industries, we are able to provide clients with a compelling value proposition that combines our full spectrum of customer lifecycle solutions with a global delivery model and innovative technology. We believe that the investments we have made have placed us in a strong competitive position with substantial first-mover advantages. Our leadership position is founded on the following key competitive strengths, including:

•	Differentiation as nimble, disruptive provider – We believe that we have a distinct corporate culture characterized by innovation, speed and organizational nimbleness. Our innovative and entrepreneurial culture is a key differentiator and gives us a competitive advantage in delivering high-quality solutions to clients around the globe. With mature clients, this culture plays to our advantage by positioning us as a fast-moving challenger to the network of larger incumbents in place. With high-growth clients, we believe that our entrepreneurial approach is in line with their own culture and creates a natural affinity.
•	Provider of customizable sets of customer lifecycle experience solutions – Today’s consumer journey is characterized by a multitude of channels and touch-points. The customer lifecycle, from acquisition to retention, has become more challenging, complex and competitive for enterprises to manage. It is no longer effective to rely on multiple single-solution vendors and thus creating a patchwork of customer-facing solutions corresponding to each channel or touch-point. We designed a differentiated suite of solutions that seamlessly manages interactions throughout all phases of the customer lifecycle that can be customized to a client’s specific needs. This benefits our clients by allowing them to consolidate the fulfillment of all of their customer interaction needs across their customer lifecycle with one comprehensive provider while gaining efficiency and cost benefits. While clients do not necessarily have a single decision-maker for buying solutions across the entire customer lifecycle, we believe that our ability to provide an integrated set of solutions is a key differentiator for all client decision-makers. Furthermore, having one comprehensive platform creates substantial cross-sell opportunities across our organization and provides for numerous future growth opportunities.

•	Demonstrated ability to combine technology and services – Our CLX platform combines our proprietary technology with our omni-channel service delivery model to provide clients differentiated solutions at a large scale. Across our suite of solutions, we have added our proprietary technology capabilities in order to improve outcomes for our clients. Our proprietary technology allows us to provide innovative, automated and customizable solutions to our clients more efficiently than if delivered through a purely service-based delivery model.
•	Proven expertise in mature industries – We believe that we have built a deep level of expertise in serving clients in mature industries, including the telecommunications and cable sectors. Our historical experience in these sectors has been key to winning new clients in these industries. Mature companies are facing new challenges in the growth, engagement and retention of their customer bases in an efficient, cost effective manner. As an example, a primary focus for these clients, who often have millions of customers, is to partner with vendors that can enable them to generate revenue growth. We believe that we are able to provide value at all stages of the customer lifecycle for these industries, from lowering the cost of customer acquisition to increasing customer lifetime value through improved retention and increased up-sell.
•	Growing expertise in serving clients in emerging and high-growth industries – More recently, we have developed an expertise and competitive advantage in several rapidly growing key market segments. These include the high-growth technology, e-commerce and consumer services sectors. We have had considerable success in winning new clients in these industry sectors through our Velocity offering and have rapidly expanded our revenues with these clients in line with their own rapid growth in their markets. Companies in these high-growth industry segments are focused on partners that can help them rapidly scale their customer service offerings to facilitate their rapid growth while providing customers with a positive customer experience with their brand. Our ability to provide such clients with high-touch customer engagement solutions aligned with their culture is an important attribute valued by these clients.
•	World-class global delivery centers and capabilities – Our global delivery model encompasses onshore, nearshore and offshore delivery capabilities. Our nearshore capabilities are delivered through sites in Jamaica (three sites) and Nicaragua. Our offshore capabilities are delivered through sites in the Philippines (four sites). We seek to operate state-of-the-art ‘highly-branded’ sites in labor markets that are underpenetrated in order to maintain our competitive advantage, retain our position in those labor markets as an employer of choice and deliver a highly scalable and cost-effective solution to our clients. This delivery model allows us to offer our clients customized solutions providing resources in a mix of geographic locations that best meet their business demands. Our global delivery capabilities also provide us with the flexibility to serve companies in both mature and emerging sectors. Companies in more mature industries tend to prefer to be able to source delivery from a menu of onshore, offshore and nearshore locations, whereas clients in relatively faster growing sectors tend to be comfortable with lower-cost offshore or nearshore delivery options. Our highly-branded centers enable us to create a differentiated connection to our clients’ brands and their customers.
•	Innovative and entrepreneurial employee culture – We believe we have established a strong corporate culture that is critical to our ability to recruit, engage, motivate, manage and retain our talented global workforce of over 20,000 employees across all offices. Our culture enables our workforce to be able to design and deliver innovative solutions to our clients around the globe that optimize their ability to acquire, engage, expand and retain their customers.
•	Ability to retain clients at industry best rates – Our ability to build deep and trusted relationships with our clients is highlighted in fiscal 2019, in which we were successful in retaining all of our top 25 clients from the end of fiscal 2018, which represented over 95% of our revenue in fiscal 2018. We believe that our success with client retention is driven by our ability to perform at or above our client expectations and our competitors as well as our investment in our ability to build deep relationships with our clients at multiple levels within their businesses.

Our Growth Strategy

Our goal is to become a key strategic partner to both mature and high-growth companies that require outsourced customer interaction solutions. As a result of our management team’s vision, we have built a platform that we believe is well-positioned for strong, sustainable, long-term growth. Our purpose-built platform is at the leading edge of providing clients with innovative solutions to enhance their customer lifecycle capabilities. Our strategy to combine proprietary technology solutions with a highly trained workforce and a global delivery model that can serve the full spectrum of the customer lifecycle is differentiated versus competition and a key driver for our ability to drive strong annual growth. Over the last five years, our revenues have increased at a CAGR of 10.1%, growing from $227.4 million in the fiscal year ended June 30, 2014 to $368.4 million in the fiscal year ended June 30, 2019. Our results of operations for the fiscal year ended June 30, 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers. We implemented IFRS 15 using the cumulative effect method. As a consequence, comparative amounts for the fiscal year ended June 30, 2012 are not restated to reflect the adoption of IFRS 15, but instead continue to reflect our accounting policies under IAS 18, Revenue. This growth rate is significantly faster than that of our constituent markets, especially the BPO industry, which, according to IDC, grew at an annualized rate of 2.7% between 2014 and 2019.

Our growth model is designed to deploy a “land and expand” approach by targeting and initiating delivery both with mature, global enterprises as well as relatively younger, high growth clients, and subsequently expanding our services with these clients. The breadth of our capabilities, our ability to deliver a superior experience to our clients and our global delivery capabilities have allowed us to successfully land new clients and then expand our wallet share with them over time. We believe our growth will be bolstered in the future as clients continue to recognize the benefits of partnering with an end-to-end customer interactions provider, and we are able to cross-sell our broad suite of solutions through our client base. Our success in such “land and expand” strategies has played a significant role in our historical growth. Moreover, the current capacity at our onshore and nearshore delivery centers will be able to support our near-term growth with minimal incremental investment, with future investments in capacity expected to be success-based and in response to growth demands of our business.

By offering technology-enabled customer interactions solutions through our integrated CLX platform, we believe we are well positioned to effectively compete in the customer interactions market and continue to take market share and capitalize on market growth. We have proven our ability to expand with clients, in many instances taking business from competitors, as we demonstrate our ability to drive strong outcomes for our clients.

Our growth strategy is based on the following key components:

•	Continue winning new client engagements (“Land”) – We have a proven history of driving revenue growth from winning new clients. We have been successful in winning new clients historically served by our competitors; our ability to win these clients has allowed us to take share from our competition. Furthermore, we have been successful in winning first generation clients that have decided to outsource their previously in-house operations. Our key competitive strengths include our full spectrum customer lifecycle solutions, our global delivery model and our proprietary technology capabilities; all of which enhance our ability to win new clients. In order to continue driving future new client growth, we are making investments in our sales and marketing infrastructure, including hiring additional business development personnel focused entirely on driving new client growth across an array of geographies and end markets. Our new client growth strategy is defined by targeting both established, leading global brands and emerging, high-growth brands that can benefit from our solutions. We appeal to these clients through our ability to improve growth, maximize customer retention and enhance brand loyalty. A sizeable portion of our recent new logo wins have been emerging, high-growth brands in the technology, e-commerce and consumer services industry sectors. We believe that we are among the top tier of providers of outsourced customer interaction solutions that can address the unique needs of such clients.
•	Cross-sell our full spectrum lifecycle solution (“Expand”) – The breadth of our solutions over the full customer lifecycle creates the ability to cross-sell each solution throughout our client base. Our client base has many large, global brands that have multiple lines of business across multiple geographies. The size and scale of our clients create a substantial growth avenue by capturing additional wallet share with them. Our typical model is to provide a launch in one center with one CLX service such as Customer Engagement. Our goal is then to “expand” with additional CLX services or new geographies where we operate for our clients. The breadth of our solutions over the full customer lifecycle creates the ability to cross-sell each solution throughout our client base. Most of these clients initially source a narrower set of services from us. We believe that the success of our initial launches has enabled our client teams to broaden our scope of engagement with these clients to include additional solutions within our suite of offerings. Furthermore, we have demonstrated our ability to expand with our clients by adding new geographies or additional business segments to our scope of service; in many instances, we are taking market share due to our ability to outperform our competitors through our superior execution. Evidence of our ability to grow existing clients is that we have grown to operate in more than one center for nine of our top ten clients and grown to provide on average 5.4 CLX services for those same top ten clients. We believe that we have significant opportunities to support future growth at each of our existing clients. For many of our large clients, we believe that we have opportunity to capture more of their total wallet share. As an example of our success of the “land and expand” strategy is that for our top ten clients, we operate in more than one site for nine of them. For these same Top Ten clients, the average number of CLX services we provide is 5.4.

•	Continue to pursue Velocity initiative – Our Velocity initiative combines our Customer Engagement, Customer Acquisition and Customer Experience solutions into an integrated solution set that is focused on the high-growth emerging technology markets. We are capitalizing on the growth of companies that have reached or are striving to reach, “unicorn” status. Velocity’s inception can be traced to 2014, when we began servicing a new client in the emerging technology space with less than 45 agents. This client eventually attained unicorn status and now has 1,250 of our agents supporting its CLX needs. We launched our Velocity initiative in the summer of 2018 to help similar clients attain and support their hyper-growth objectives. We believe that through our Velocity initiative we are establishing IBEX as a differentiated provider for this set of clients. We believe that have become a market leader with respect to our ability to drive revenue, scale customer support and provide all-channel customer feedback and analytics for these clients with our CLX technology platform. In fiscal 2019, approximately 24.6% of our revenue was derived from these high-growth clients, as compared to approximately 4.4% in fiscal 2016.
•	Expand geographically – By expanding geographically, we will support our growth both by attracting and winning new clients, as well as expanding and growing with existing clients. We seek to establish new delivery centers in underpenetrated labor markets, which will allow us to retain a competitive edge, attract and retain the necessary workforce, and deliver a highly scalable and cost effective solution to our clients. Our selection of new geographies in which to deploy our delivery solutions is based on a careful assessment of client needs, and is often in anticipation of a broader market trend. For example, we opened up new nearshore service delivery locations in Jamaica and Nicaragua in the last few years in anticipation of increasing client demand, and have been successful in placing significant amount of client volume in those locations in a relatively short period. For our top ten clients, on average we operate in 2.3 major geographies, which also provides stickiness and defensibility of our client relationships. Our recent growth in delivery centers has been in offshore and nearshore geographies such as the Philippines and Jamaica, and we expect this trend to continue.
•	Client retention – In addition to our ability to successfully win high-quality new logo clients and expand with these clients, our growth strategy also focuses on a “defend the fort” mentality to protect the base revenue for the existing client base. We believe that our success with client retention is a key differentiator and unique in our industry. In fiscal 2019, we were successful in retaining all of our top 25 clients from the end of fiscal 2018, which represented over 95% of our revenue in fiscal 2018. We believe that our success with client retention is driven by our ability to perform at or above our client expectations and that of our competitors.
•	Expansion of the sales team – We made strategic investments in fiscal 2019 by hiring general managers in the healthcare, financial services and utilities verticals and promoted a general manager in the Velocity client vertical. As a result, each key vertical is led by a general manager, supported by a dedicated team, focused solely on penetrating and closing business with the top 40 opportunities in each vertical. The Velocity team is focused on penetrating a broader reach of unicorn and potential unicorn clients in emerging technology and consumer services.

•	Pursue strategic acquisitions – We may selectively pursue acquisition and strategic investments in companies and technologies that strengthen our customer lifecycle experience platform. Our industry segments continue to be fragmented and provide multiple opportunities to acquire companies to complement our existing capabilities. Our acquisition strategy targets situations in which it is optimal to acquire versus build. It will primarily be focused on adding additional omni-channel capabilities, providing access to new geographies and acquiring technologies that further differentiate our solutions.

Our Solutions

We work closely with our clients to optimize their customer acquisition, engagement and experience by offering customized technology-enabled solutions through our integrated CLX platform. As specialists in helping brands connect with their customers, our solutions help our clients protect and enhance their brands, grow their customer bases, retain their customers, and maximize customer lifetime value. Our comprehensive portfolio of end-to-end solutions drives deep customer integration and long-term trusted relationships with our clients, many of whom we have served for more than five years.

Our vertical industry expertise in telecommunications, technology, cable / broadband, high-growth technology, healthcare and financial services allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering impactful business results.

We believe that we have a strong track record of offering flexible pricing models for our solution offering ranging from fixed pricing to outcome-based pricing if certain performance indicators are achieved. We believe that new contracts will increasingly be based on such outcome-based pricing and similar hybrid pricing models, as a means of making services more transparent. We believe that our flexible pricing models allow us to maximize our revenues in a price competitive environment while maintaining the high quality of our CLX services.

We provide our services across the following three phases of the customer lifecycle experience:

ibex.

The Complete Solution Suite Enabling the End-to-End Customer Lifecycle Experience.

Acquire.

Digital Marketing & Conversion

Digital Marketing
Lead Generation
Online Sales
Optimization
Lead Conversion

Outcome

Accretive Revenue / Subscribers

Engage.

Customer Sales & Support

Customer Service
Billing Support
Technical Support
Up-sell / Cross-sell
Retention / Renewals
Win-backs

Outcome

Personalized Customer Engagement At Scale

Experience.

Customer Feedback & Experience

Multi-Channel digital surveys
Real-time issue resolution
Analytics & business intelligence
Text/Sentiment Analysis

Outcome

Full 360 Degree Customer Experience Visibility

Customer Engagement

ibex.

Engage.

Customer Sales & Support

Deploy.

Global Customer Engagement

Our worldwide contact centers are staffed with highly trained and effective support agents, ready to solve any customer issue across multiple languages.

50+ languages

138M interactions/year[1]

25 Delivery Centers Globally

Connect.

01 Omnichannel Support

- Phone
- Email
- IVR
- SMS
- Social
- Chat

02 Back Office Support

With our suite of comprehensive and automated back-office solutions, we help our clients add value to every layer of their business operations.

- Finance & Accounting
- Marketing
- Social
- Chat

Elevate.

Personalized Consumer Engagement at Scale

With our customer-centric engagement solutions, we help customers feel valued and respected across every brand channel and interaction.

1.Represents the aggregate number of incoming customer services calls, incoming technical support calls, outgoing sales call and non-voice interactions, such as email or chat, which occurred in fiscal year 2019.

Overview – The core of our solution set is our Customer Engagement offering, the largest component of our revenue base. This solution is delivered through our digital and omni-channel platform, which integrates digital and non-digital channels. In particular, as consumers increasingly transition away from voice and toward digital communication, we have added a full suite of digital channel capabilities, which include voice, email, chat, SMS, IVR, social media and other applications. For more detailed discussion of the technology used in our in Customer Engagement solutions, see “Technology and Infrastructure”. Our Customer Engagement solutions are priced either on a per-unit of time or a per-interaction basis. Of the cumulative volume of customer interactions between 2013 and 2019 that occur in our Customer Engagement solutions, over 85% represent the interactions originating from inbound consumer inquiries.

Our suite of Customer Engagement solutions are made up primarily of the following categories:

•	Customer Service – This solution is the main interface between our clients and their customers. This solution category is about our clients’ management of their customer relationships, and represents for our clients the most important source of information about their customers’ perceptions and experience. In this service, we provide information about our clients’ products and services to their customers and handle inbound and outbound contacts relating to suggestions, requests and claims about products, billing inquiries, services and processes. A large portion of this solution relates to billing inquiries and general product and service information.
•	Technical Support – We deploy specialized teams that are available to our clients to provide information, assistance and technical guidance to our clients’ customers on a specific product or service. Our technical support capabilities include helpdesk services, early stage issue resolution, known as Level I support, as well as Level II technical support for more advanced issues.
•	Sales, Retention & Winback – We combine our traditional BPO solutions with our sales and acquisition-oriented delivery center capability to allow our existing clients to further mine their current customer bases. Such solutions include cross-selling and up-selling our clients’ products and services, maximizing customer retention and winning back customers that have transitioned away from our clients. Each of these functions requires our agents to demonstrate a combination of customer empathy and product knowledge, together with the ability to make a sale on behalf of the client. The clients within this category of solutions are primarily in the telecommunications, cable/broadband and technology industries.

Our Customer Engagement solutions require a robust technology infrastructure overlay. Each of our client programs is operated using a Customer Relationship Management (“CRM”) agent application, which guides agents through the relevant call script, provides an interface to input customer-specific data to the client, captures other relevant call and program-related information and provides program reporting to the client. Certain clients provide their own CRM agent application; in other cases we customize our proprietary portal for that client program. Other technology tools relevant to the above services include call recording platforms, workforce management software and quality management tools, as described in more detail under “Technology and Infrastructure” below. In addition to these essential tools, we believe we have an advanced technology capability that is developing the next generation of tools that will provide us with a highly competitive edge in our Customer Engagement capabilities.

Delivery Model – As of June 30, 2019, we operated 24 Customer Engagement focused delivery centers located in the United States and the United Kingdom (ten sites), Pakistan (four sites), the Philippines (five sites), Nicaragua (one site), Jamaica (three sites) and Senegal (one site). As of June 30, 2019, 15,381 agents were dedicated to our Customer Engagement solution.

Revenue Model – Client pricing for our Customer Engagement solution has traditionally been structured on a per agent staffed hour, per-minute of talk and call wrap time or a per call/contact/email basis. Historically we have had a majority of our contracts on a per-hour or per-minute basis. With the growth of new clients, including Velocity clients and restructuring several key contract with existing clients, our business is increasingly evolving toward a per agent staffed hour basis for customer service and technical support solutions, and toward pricing structures that include performance-based components based upon achieving agreed upon performance targets. The per agent staffed hour model framework shifts the risk associated with call volume volatility and arrival pattern away from the service provider and to the client and results in more consistent profitability due to a less volatile agent billable to agent payroll percentage.

Customer Acquisition

ibex.

Acquire.

Digital Marketing & Conversion

Target.

Multichannel Digital Lead & Prospect Sourcing

Paid Search
Organic Search
Leads from 3rd party providers

xfinity
Follow
XFINITY Welcome to The Future of Awesome

Google
xfinity
XFINITY (@XFINITY) | Twitter
Xfinity Internet Prepaid Service

Convert.

Click & Call Conversion.

Convert customers via websites or our professionally trained sales experts

Fast Internet. TV on every screen.
Shopping just got easier

Gain.

Revenue Generation

Client pays on performance or agency basis

Overview – In our Customer Acquisition solution, we work with consumer-facing businesses to acquire customers for them. We are typically compensated by our clients on a pay-per-performance basis, where we earn a commission upon the successful addition of a new customer. Our Customer Acquisition solution is primarily focused on acquiring customers for clients in the telecommunications, cable / broadband and technology industries.

Acquisition Cycle – Most of our Customer Acquisition solutions involve two steps: (a) generating or purchasing a lead or a prospect, and (b) converting that lead or prospect into a customer, most frequently through a voice-based channel.

•	Lead or Prospect Sourcing – We source leads or prospects for our acquisition solutions either through digital marketing activity, which includes paid search and search engine optimization, or through the purchase of leads from third parties.
•	Paid Search – We rely on paid search for our internal lead generation, which is also known as search engine marketing. This portion of our digital marketing activity involves the creation and management of a web sales portal bearing the client’s brand, to which we drive consumers through fixed and mobile paid search advertising with providers such as Google, Yahoo! and Bing. Our proprietary technology platform determines the optimal price to pay for keyword-based advertising to ensure cost-effective search engine placement that attracts interested consumers. This platform also bases its bidding on availability of appropriate delivery center agents to convert any leads generated into buyers. We use our SEM-based lead generation primarily to generate customers for our clients in the cable and telecommunications sectors.
•	Organic Search – We also generate leads for our acquisition solution based on organic search, which is also known as search engine optimization. This portion of our digital marketing activity involves the creation and management of web portals that feature prominently in a consumer’s relevance-based search results in response to a web search. Visitors to these web properties effectively become leads that we subsequently contact in order to convert into a sale.
•	Purchase of Leads from Third Party Providers – In addition to internally generating leads and prospects of interested consumers, we also purchase leads and prospects from third party providers. Such prospects can be in the form of inbound calls, where we receive a call transferred from a lead provider that generates relevant prospects for its own business and seeks to monetize further that lead by cross-selling it to us. We also receive leads in the form of contact details of interested prospects that indicated interest to a lead provider through an online web property, whom we subsequently seek to convert via an outbound phone call.
•	Conversion of Leads to Sales – The final step in our Customer Acquisition solutions is our conversion of leads or prospects, whether generated internally or externally, into customers for our clients. We do so primarily through phone interaction with sales agents at our delivery centers. Occasionally, those prospects may become customers of our clients directly through our website without any agent involvement.

Use of Proprietary Algorithms Across our Platform – In our Customer Acquisition solutions, we employ our proprietary algorithms across our platforms to manage all aspects of the marketing function, ranging from setting the amount of our bid for advertising in response to a given search term to managing the underlying website and its associated analytics. We maintain proprietary databases on the performance characteristics of over 5 million search terms (and 26 million unique keyword and bid type combinations) across U.S. zip codes, which we have developed over seven years. The analytics we perform using those data allow us to make cost effective purchases of key search terms. We apply machine learning to identify high-quality leads, which ultimately improves the conversion of those leads into sales. We manage our websites in a dynamic manner, where the website content changes based on the characteristics of the visitor. Our websites also have a high level of integration with our clients as well as with external databases.

For more detailed discussion of the technology used in our Customer Acquisition solutions, see “Technology and Infrastructure.”

Delivery Model − As of June 30, 2019, we operated three acquisition-focused delivery centers. We operated two delivery centers in Pakistan and one in Jamaica, which are focused on customer acquisition on behalf of our clients in the cable and telecommunications industries. As of June 30, 2019, the number of agents dedicated to customer acquisition was 407.

Revenue Model – In our Customer Acquisition segment, we are typically compensated by our clients on a pay-for-performance basis where we earn a commission upon the successful addition of a new customer. Within digital acquisition, to a lesser extent we also provide sales-based delivery center services to convert leads provided by the client into new customers, for which we are typically compensated on a fixed hourly basis.

Customer Experience and Analytics

ibex.

Experience.

Transformative brand experiences.

Listen.

Omnichannel Customer Feedback

Deliver beautiful, branded surveys across any digital channel.

Negative Sentiment
Dan & Tara 6:33pm
I love my car and recommend the dealership but I was exceptionally dissappointed with the wait times, the booking process, and the shuttle service.
Positive Sentiment
operational categorizations

Intelligent Sentiment Analytics

Real-time text and sentiment analysis for all incoming feedback channels.

Empower.

Real-Time Issue Resolution

Act upon any negative customer sentiment across any channel.

Persistent Business Intelligence

Dynamic data visualizations and real-time reporting to ensure your brand gets a full, accurate, and strategic picture of true customer satisfaction & delight.

Enhance.

Fortify Brand Perception & Loyalty

- Improve customer value
- Increase ROI
- Strengthen customer longevitiy

CSI
99
VIEW DATA
NPS
99
VIEW DATA
RETENTION
99
VIEW DATA

Overview – We have developed a comprehensive suite of proprietary software tools to measure, monitor and manage our clients’ customer experience. We provide our clients with analytics capabilities that interpret data from their customer interactions and make recommendations that enhance our clients’ customer engagement and experience as well as our clients’ operational performance. By applying these tools, we enable our clients to improve retention of their customers, identify and manage service issues in real time, predict future behavior and enhance overall customer satisfaction. Our platform includes management of omni-channel surveys, interactive artificial intelligence, text analytics and sentiment analysis, a business intelligence suite, and case management capabilities. For more detailed discussion of the technology used in our Customer Experience solutions, see “Technology and Infrastructure.”

As enterprises continue to emphasize customer experience as a key competitive differentiator, we believe that our offering of such a product, whether bundled with our other CLX solutions or sold on a standalone basis, places us in a differentiated position relative to our competitors. We believe that many of our existing and potential clients have yet to invest in a software platform to manage their customer experience.

Delivery Model – We primarily deliver our Customer Experience technology solutions to our clients using a primarily cloud-based delivery model. Our Analytics solution is an add-on solution, which includes technology such as omni-channel speech analytics utilizing AI along with business analysts who provide various insights.

Revenue Model – We currently offer our Customer Experience solutions under multiple options, including a recurring license fee where we charge the client on a “software as a service” basis that reflects usage of the product at the client’s location and a per survey model. In addition, we may charge a set-up fee to customize the solution for our client’s specific needs as well as a usage fee (i.e., per survey). Our Analytics solution is offered as a professional services contract with technology hosting fees or bundled into per contact or per survey fee.

Sales and Marketing

Our sales and marketing teams work closely together to drive awareness and adoption of our CLX platform, accelerate customer acquisition and expand the relationship with our existing customers. We focus on developing long-term relationships with large strategic clients that have needs across the entire CLX lifecycle, and employ a “land and expand” strategy to grow these relationships. Under this strategy, we seek to build the client’s trust through flawless execution on the initial assignment (which is typically for a single solution or geography) and then expand the scope of our engagement with the client into multiple geographies and business lines, which allows us to offer additional CLX solutions. In this manner, the “land and expand” strategy provides opportunities for us to substantially increase our revenues within our existing client base over time.

Our sales and marketing activities are focused on our key market verticals: telecommunications and cable, technology, retail, emerging and high-growth technology, healthcare, financial services and utilities. We have market vertical heads of our key segments, including a market head over our Velocity segment. We believe our vertical market focus allows us to provide deep domain expertise and positions us as the best partner to help solve our clients’ unique needs. An essential part of our sales strategy is to focus on ways we can innovate on behalf of our clients, which includes digitization strategies and usage of data, technology, analytics and insights. We are well positioned with the top brands in each of the industry verticals in which we operate, and can leverage domain knowledge and strong client references to generate business with other companies in the same industry vertical.

Our sales are conducted by (a) our client services organization to increase revenues from existing clients, and (b) our new logo organization to land new clients. Their efforts are supported by our marketing organization that manages our brand and conducts marketing and lead generation activities to increase brand awareness through trade shows, industry events, and strategic partnerships with industry analysts.

In our experience, the sales cycle for our solutions range from 30 to 60 days for our target Velocity clients and 12-18 months for our blue-chip Fortune 500 clients.

New Logo Organization

As of June 30, 2019, our new logo organization consists of 25 members and we continue to aggressively invest in industry leading client-facing new logo resources. The new logo team’s mission is to sell new services to clients who do not work with us today, by building relationships with the top 8-10 decision makers at each target, executing on vertical plans, so that we are relevant during both the “in” and “out” phases of buying cycles. The new logo organization is supported by a lead generation/research team that aids in continuous communication with the key prospects and do in-depth research on the target companies.

Our new logo organization is made up of teams focused on our key market verticals. We made strategic investments in fiscal 2019 by hiring general managers in the heathcare, financial services and utilities verticals and promoted a general manager in the Velocity client vertical. As a result, each key vertical is led by a general manager, supported by a dedicated team, focused solely on penetrating and closing business with the top 40 clients in each vertical. The Velocity team is focused on penetrating a broader reach of unicorn and potential unicorn clients in the emerging technology and consumer services sector. We also have strategic relationships with industry advisors / brokers that help open doors based on past relationships, which allows us to extend our reach into our core markets and accelerate introductions.

The sales process for a new client can be short or lengthy depending on the client. Generally, the sales process for our Velocity target clients is 30-60 days, while selling to larger blue chip clients can range as long as 18 months, and usually involves four key steps. Our process typically begins either by our own initiative (out-of-cycle), or in response to an invitation by a client or in response to a specific request for a proposal (in-cycle). In this first phase, a defined need/opportunity is uncovered. The second phase involves mapping our solutions to address the need through a scoping exercise, developing a pertinent solution that meets the need, pricing the proposed solution and developing a ramp/implementation plan to implement the solution. Our recommendation is usually presented electronically and often face to face, either at the target company or at one of our location, especially if we are selected to advance to the next phase of consideration. Upon successful award, we and the prospect move to a negotiation phase; this involves negotiating a master service agreement, as well as the initial statement of work. This third phase also involves detailed planning of the transition of the services as well as the transfer of the knowledge needed to implement the services under such statements of work. The final phase involves commencement of the work and ramping up to meet the agreed upon service levels.

Our new logo organization, often in combination with our client services executives who have an intimate understanding of the client’s business and needs, seek to actively identify and target additional cross-sell opportunities across the entire CLX lifecycle. We believe this approach has allowed us to consistently increase our share of our clients’ business over the last three years.

Velocity

Through our Velocity offering, we combine Customer Engagement, Customer Acquisition and Customer Experience into an integrated solution set that is focused on the high growth technology, e-commerce and consumer services markets. We are capitalizing on the growth of companies that have reached or are striving to reach “unicorn” status. We believe that we are a market leader with respect to our ability to drive revenue, scale customer support and provide all-channel customer feedback and analytics with our CLX technology platform.

VELOCITY
by ibex.

WE. BUILD. SUCCESS.

Meet Velocity.
We Raise Unicorns.

We are hyper-growth experts.
We help new-tech innovators seamlessly ignite, manage, and scale their hyper-growth brands.
We do this through powerful digital marketing, an elite customer success operation, and a fanatical belief in your brand.

Velocity is
A Digital Marketing Accelerator

Velocity is
Ultra- Scalable Customer Success

Velocity is
All-Channel Customer Feedback & Analytics

velocity.ibex.co

Growth in our Velocity clients has directly led to our growth in non-voice business. Non-voice business typically is able to drive higher margins as it enables us to drive higher workstation seat turns and often has lower agent attrition where attrition drives higher operating cost due to the cost of retraining agents. Our revenue from non-voice channels as a percentage of total revenue increased from 4.4% in the fiscal year ended June 30, 2016 to 12.7% in the fiscal year ended June 30, 2019.

Client Services Organization

As of June 30, 2019, our client services organization consisted of 43 individuals who are dedicated to maintaining and expanding our relationships with our existing clients. This organization is focused on:

•	Retaining the customer by partnering with internal departments to deliver on the promised service levels and expected outcomes (“earn the right to grow”);
•	Managing both the client and our internal operational delivery units to meet commitments;
•	Knowing the client’s business, strategy, pain points and opportunities to innovate with our CLX technology;
•	Expanding services across all CLX services to include new lines of business geographies and services, thereby increasing our share of the client’s spend on CLX services as well as creating more value for our client – resulting in industry best client retention;
•	Building deep client relationships that differentiate us in the market; and
•	Assisting the sales and marketing organization in securing new business by illustrating differentiated services that we provide to our existing customers.

The end result is our exceptional client retention rates and significant revenue growth within our embedded client base. In fact, in fiscal 2019, we had 14 new client wins that generated $15.0 million in revenue in fiscal 2019 versus six new clients and $5.6 million in fiscal 2018. In certain of these relationships, we expanded from voice to non-voice (i.e., email, chat or SMS) customer care, launched in a new geographies and achieved further organization penetration to deliver additional services.

The client services organization is made up of teams that are organized either around a single large client, depending on size and complexity, or around groups of clients that collectively provide scale to warrant the investment of client services overhead. A majority of the senior leadership of the client services organization is located In the United States and is supported by local team members located closer to the actual service delivery, sometimes in other countries / regions. The members of our client services organization typically have deep operational experience as well as strong relationship-building and selling skills. Often our client services team for an account has an team member located close to the client’s premises in the United States as well as a member that is located close to where the delivery takes place, which is now increasingly in offshore and nearshore locations. Most of the new opportunities created within the embedded base of existing clients are led by the senior leadership of the client services organization and follow the same general sales process as the new logo organization.

As part of our highly engaged, or “leaned in” corporate culture, our client relationship are set up at multiple levels and layers, all the way from our chief executive officer through the business heads of our organization. The multi-layered nature of these relationships allows us to develop even stronger client engagements.

Marketing Efforts

Our marketing efforts are focused on generating awareness of our CLX platform, establishing and promoting our brand, reaching and serving the CLX needs of key decision makers in our target verticals, and cultivating a community of successful and vocal customers. Our belief is that the best method to sell our CLX platform is to focus our marketing effort on demonstrating to our prospects our thought leadership in the CLX market, addressing the challenges facing enterprises across the full CLX lifecycle, and engaging business leaders who are seeking to leverage data, technology, analytics, and insights to drive competitive differentiation. We take a targeted approach and work with enterprises across our target verticals: telecommunications, technology, cable / broadband, high-growth technology, healthcare and financial services. We engage with key decision makers outside of RFP cycles in the following key offices: Chief Digital Officer, Chief Information Officer, Chief Experience Officer, Chief Customer Officer and the Chief Marketing Officer.

We also use various social media platforms such as LinkedIn and Facebook to promote our brand externally to target clients and internally to our employees and prospective employees, with the latter being a key component of our success in achieving award winning agent engagement. As of June 30, 2019, we had 99 employees in our marketing organization.

Our Clients

Overview

We have experienced steady growth in our client base, consistently gaining new clients annually. For the year ended June 30, 2019, we had over 90 clients. Our clients include some of the best-known global brands that have leadership positions in their respective industries. Our long tenured clients are primarily in the telecommunications, cable / broadband and technology industries. Our more recent client wins have included enterprises in the high-growth technology and consumer services sectors.

We believe that our success with client retention is a key differentiator. In fiscal 2019, we were successful in retaining all of our top 25 clients from the end of fiscal 2018, which represented over 95% of our revenue in fiscal 2018. We believe that our success with client retention is driven by our ability to perform at or above our client expectations coupled with our ability to expand the number of high value CLX solutions we provide for our clients. In addition, our approach of building deep relationships with our clients at multiple levels within their businesses enables us in our goal to be a trusted partner for all of our clients.

Of our top 10 clients, four have been onboarded since the beginning of fiscal 2017. Of those four clients, we are providing an average of more than four services, which have been implemented over more than two major geographies (United States, Metro Philippines, Provincial Philippines, Jamaica, Nicaragua, Pakistan, and Senegal). Our typical initial launch involves providing a single solution from a single site and, therefore, we believe that our growth has been the result of excellent service delivery. It is our overall thesis that being awarded multiple services across several geographies serves as a proxy for our trusted client relationships.

The following is a sample of our current clients across some of the industries we serve. These customers below vary in size of their respective business and the amount of revenue we derive from them.

Telecommunications AT&T Frontier Mobilink Retail & e-Commerce Allbirds Amazon Walmart	Technology Digital Realty Equinix Financial Services SquareTrade	Cable Centurylink Charter Communications HughesNet Spectrum Media & Entertainment Audible

The following table illustrates our revenue distribution by vertical for fiscal 2015 and 2019:

Three of our clients each represent a revenue share greater than 10% of our consolidated revenues. For the fiscal year ended June 30, 2019, our top three clients represented 20.3%, 18.2% and 12.1% of total revenues.

Our contracts with clients generally take the form of a master services agreement, which is a framework agreement that is then supplemented by one or more statements of work. Our master services agreements specify the general terms applicable to the services we provide. Our statements of work specify the specific services to be provided and associated performance metrics and pricing. For a discussion of the components of our master services agreements and statements of work, see “Business—Our Clients—Customer Contracts.”

Client Case Studies

We are the “brand under our client’s brand” and as a result our contracts require us to protect the confidentiality of the work we do for them.

Leading E-Commerce Company

Situation: This client is a Fortune 20 company and a leading outsourcer of call center services. In an effort to handle holiday season volumes, the client looked for a disruptive provider who was able to handle and outperform their then current set of outsourcing providers during the holiday season in 2016.

Solution: IBEX successfully launched a customer engagement assignment of 250 agents for the 2016 holiday season in its nearshore Jamaica center. Based on the high performance of the launch, especially around the operational metrics of customer satisfaction, ramp scale, and agents schedule adherence, we were able to execute our “land and expand” strategy and began providing additional CLX services in early calendar 2017. We continued to outperform our competitors throughout 2017 and by the fall of 2017 had three distinct CLX solutions for this client in our Jamaica operations. By the end of calendar 2019, we will have provided 11 CLX solutions across 3 geographies, including Jamaica, Provincial Philippines and Nicaragua, and with over 2,500 agents.

Leading Sharing Economy Company

Situation: In the early onset of establishing itself as a major player in its marketplace, this client was looking for a scalable and flexible customer support structure that could keep pace with the rapid growth of millions of customers.

Solution: IBEX successfully launched with less than 45 support agents in late 2015 to begin the journey that would lead to very significant expansion, sustaining the support for rising numbers of customers. Since inception of the program, we have served this client’s customers in seven different lines of business, over four different support channels and across three major geographies. Our relationship has evolved into a compelling combination of highly branded call centers, deeply engaged agents and strong analytics on the customer experience that consistently delivers support that is flexible, innovative and among the best in the industry. The CLX solution includes a proactive customer outreach program to positively impact the customer experience, the rapid ramp-up of new locations and deep insights into the customer journey that triggered specific actions by the client for a more efficient customer experience.

By the end of calendar 2019, we will have expanded our global footprint with the client into Nicaragua, as well as continued growth in the Philippines and the United States. We have been rewarded by the client in now handling the most significant share of the client’s customer interaction business.

Leading Provider of Extended Warranty Solutions

Situation: Our client is a leading consumer protection plan provider for consumer electronics and appliances that we started working with in 2006 with only a few agents as they began providing consumer protection plans for portable devices, appliances and other electronics. As our client’s business grew, they needed a comprehensive omni-channel solution provider that could staff, grow and scale quickly along with them. In addition, they required a knowledgeable, customer-centric, tech-savvy agent profile, able to solve problems across multiple devices (mobile, laptop, TV).

Solution: By leveraging our Engage solution, our client was able to launch a scalable program that allowed them to effectively manage their seasonal volume as well as support large-scale growth, and we currently have over 700 agents supporting our client from four different locations and two major geographies. After partnering with us over 10 years ago, our client continues to rely upon our skill at being able to help high growth, high trajectory companies scale quickly and efficiently while managing multiple contact types and lines of business.

Leading Investor Owned Utility

Situation: In a material upgrade to their digital customer experience and to expand ecommerce opportunities to their customer base, a leading investor owned utility (IOU) desired a new platform for engaging consumers with an expanded portfolio of solutions to drive incremental revenues. The client wanted a scalable, omni-channel and flexible solution to connect in new ways with their established base of millions of households.

Solution: We successfully deployed a full-service marketing, ecommerce, chat and telesales supported platform enabling the client to deploy a wide range of specialty goods, home services, and service contracts for the consumer marketplace. This new digital marketplace expanded the consumer offers beyond the traditional utility products and created new digital customer engagement programs to connect digitally with the IOU’s established customer base. The platform manages outreach via search, social, email and display for more than 5 million consumer contacts, as well as merchandising and ecommerce for a growing portfolio of specialty solutions for the modern utility customer. With our solution, this client made a dramatic leap forward to better understand and support their customer.

By the end of calendar 2020, we expect to triple the number of products and services available on the current platform, as the utility grows its product portfolio, and enhance the customer’s ability to compare offers and schedule visits from contractors to perform home repairs and services at the click of a button. All interactions will be supported by a pulse-check consumer survey to ensure a rewarding customer experience and support the growing pressure on utilities to increase revenues and improve customer satisfaction and engagement.

Leading Telecommunications Company

Situation: In the face of growing competition and cost in the home video, internet, and voice marketplace, this client was looking for a scalable, flexible, and compliant digital customer acquisition partner that could manage digital customer acquisition and brand compliance across its own and a network of affiliate partner web and call center assets.

Solution: We successfully grew our own digital acquisition capabilities, consolidated a network of ~200+ affiliate partners, and integrated delivery of new customer acquisition into a single order entry system, with consolidated reporting and channel tracking. In the last 12 months, IBEX has served over two million consumers covering services over 51 million homes, delivering over 200 different product combination offers and driving more than $600 million in annual new customer long-term value. Our relationship has evolved into a compelling combination of highly branded digital marketing, call center experiences, deeply engaged agents, and strong analytics on the customer experience that consistently deliver transparent, scalable, compliant, and among the best quality new customers in the industry.

By the end of calendar 2019, we expect to have more than doubled our annual new customer order volume for the client since 2015, as well as expanded growth in new customer channel delivery beyond digital marketing and traditional online partners to include new public utility partners as well. We continue to be viewed by the client as a leader in category innovation, compliance and quality.

Customer Contracts

On August 12, 2014, TRG Customer Solutions, Inc. d/b/a/ IBEX Global Solutions (“TRGCS”) entered into a master service agreement with our largest client to provide services pursuant to work orders issued under such master service agreement. There are two work orders existing under the master service agreements. The first work order, dated as of April 1, 2016, has TRGCS provide to our largest client a number of services, including, but not limited to, inbound customer care, customer sales and retention, customer support, and third party verification. This initial expiration date of the first work order was March 31, 2019 and has been extended by the parties via successive monthly written extensions through November 30, 2019 and orally since then, while the parties finalize a new 3-year work order, which is intended to replace the existing work order, with an effective date of October 1, 2019. It is anticipated that the existing work order and its new replacement will continue until the expiration of the new statement of work (i.e., on or about August 31 2022), unless it is earlier cancelled or terminated under its terms. The second work order, dated as of February 1, 2017, has TRGCS provide to our largest client a number of services, including, but not limited to, customer technical support and sales. This second work order will continue until March 31, 2020 unless it is earlier cancelled or terminated under its terms. On November 1, 2018, the parties executed a third work order, which had TRGCS provide additional inbound customer care, and inbound and outbound sales support to our largest client for additional lines of business. The date of expiration of the original work order was extended via two amendments through December 31, 2019, however, the client terminated services under that work order on or about September 30, 2019. The client may terminate either or both of the remaining work orders at any time, for its own convenience and without cause, upon 60 days written notice to TRGCS. Either or both work orders may also be terminated by either party upon a breach of the provisions of the master service agreements or any work orders issued under the master service agreements if such breach is not cured during a 10-day notice period, or if such breach is not curable or is a violation of certain laws, immediately upon notice of such breach. TRGCS has also agreed to indemnify the client for certain losses or liabilities incurred in connection with the performance of the services by TRGCS. This agreement replaced a prior agreement that was executed between the parties on December 4, 2009, as amended from time-to-time.

On December 14, 2016, Telsat Online, Inc. (“TSO”) entered into a service agreement with our largest client to provide online sales and marketing services. This agreement continued through December 13, 2018 and the parties are currently continuing to operate under it notwithstanding its expiration, as confirmed by the client in writing. Either party may terminate this agreement at any time, without cause upon 30 days prior written notice and client may terminate the agreement immediately with respect to a particular market upon written notice if the client is no longer authorized to provide services in such particular market. Either party may terminate the agreement immediately (or after the failure to cure within 30-days to the extent a cure period is applicable) upon the occurrence of certain events specified in the agreement. TSO has also agreed to indemnify the client for certain losses or liabilities incurred by in connection with the performance of services by TSO. Pursuant to this agreement, TSO is paid on a commission basis per each sale. The amount of the commission for a sale depends on the product sold, and in some cases, the speed of the sale.

On May 22, 2017, TSO entered into a customer fulfillment referral agreement with a subsidiary of our largest client, pursuant to which we serve as a commissioned customer referral contractor to market, advertise and promote the client’s systems, services and programming. This agreement automatically renews for an unlimited number of successive one-year terms unless earlier terminated by either party. Either party may terminate the agreement, immediately upon the occurrence of certain events. Automatic termination is also provided for with respect to bankruptcy or cessation of either party’s business. The parties have agreed to indemnify each other for certain losses or liabilities incurred in connection with the agreement. We are paid a commission for each qualifying subscriber referred the client. If a subscriber disconnects, cancels, terminates or fails to pay the client at any time within the first year after their initial subscription, the client is entitled to a discounted chargeback of that subscriber’s commission depending on the timing of such termination of service. Additionally, the client pays us continuing service fees for our ongoing marketing, promotion and advertising of the client’s services, as well as continuing service to referred customers. The amount of such continuing service fees depend on the level of our performance in a calendar quarter.

On July 1, 2017, Ibex Digital entered into a customer referral agreement with a third-party organization, pursuant to which such organization will act as a commissioned customer referral contractor of TSO to market, advertise and promote our largest client’s systems, services and programming for an initial 3-year term, and on August 1, 2019, the parties amended the agreement, to extend the initial term through July 31, 2022. Pursuant to this agreement, the organization will refer potential customers to us which we will then refer to our client. We will pay a commission for the referral of each qualifying subscriber, and we are in turn paid a commission for the referral of each qualifying subscriber by our largest client in accordance with the agreement. After the expiration of the initial term, this agreement automatically renews for an unlimited number of successive one-year terms unless earlier terminated by either party. Either party may elect to cancel the agreement for any reason, effective upon the expiration of the then-current term, by delivering written notice to the other party at least 60 days prior to such expiration. Either party may terminate the agreement with written notice and opportunity to cure and/or immediately upon the occurrence of certain events. Ibex Digital and the third-party organization have agreed to indemnify each other for certain losses or liabilities incurred in connection with the agreement.

On January 1, 2017, TRGCS entered into a services agreement with our second largest client to provide certain call center services pursuant to statements of work issued under such services agreement. There are two statements of work existing under the services agreement. The first statement of work, dated as of January 1, 2017, has TRGCS provide to our second largest client a number of services, including, but not limited to, customer technical support. The first statement of work was extended on May 1, 2019 and will continue until April 30, 2021 unless earlier terminated in accordance with its terms. The second statement of work, dated as of January 1, 2017, has TRGCS provide to our second largest client a number of services, including, but not limited to, general customer support and sales. This second statement of work was extended on October 1, 2018 and will continue until December 31, 2020 unless earlier terminated in accordance with its terms. The services agreement and any statements of work issued under the service agreement may be terminated, in whole or in part, with or without cause, by the client with at least 90 days prior written notice to TRGCS. Either party may terminate the services agreement and any statements of work issued under the service agreement upon an event of default. Both parties have agreed to indemnify the other party for certain losses or liabilities incurred in connection with the performance of services by TRGCS.

On December 10, 2013, TSO entered into a marketing agent agreement with our second largest client, pursuant to which we provide marketing and sales services, including, but not limited to, computer, security and technical support services. The term of this agreement automatically renews for successive one-year terms unless terminated by either party. The marketing agent agreement may be terminated by either party without cause upon 30 days written notice. In addition, the client may terminate the marketing agent agreement upon a breach or default by TSO after 30 days’ prior written notice or immediately upon the occurrence of certain events set forth in the marketing agent agreement. The marketing agent agreement contains mutual indemnification provisions.

Technology Solutions

Over the past five years, we have invested significant resources into building and deploying a scalable CLX suite, which includes next-generation software products and proprietary applications integrated with industry leading third party solutions, deployed across the full customer lifecycle, driving revenue growth, productivity improvements, experience enhancement and competitive differentiation.

IBEX Labs

In order to deliver these innovation solutions, we have assembled a large and talented team of technologists along with a suite of tools, technologies and data driven solutions that span the entire customer lifecycle with the objective of helping our clients design a customer experience approach that delivers ground-breaking outcomes. This technology arm is known as ibex Labs.

Ibex Labs leverages our full suite of ibex technology assets across our digital, engage and customer experience solutions, and includes over 650 experts in the technology and marketing sciences area.

ibex. Labs

Innovative technology to drive operational excellence and customer insights.

650+
Experienced IT Professionals

16
Year Legacy of Innovative Technology Delivery

50+
Solutions Developed

16
Technology Platforms Supported

15
Technology Partnerships

2
Test Kitchens
CLX@TheRock
CLX@TheFort
(Coming Soon)

ibex Labs has established us as a thought leader in the application of artificial intelligence across the customer lifecycle. In our CLX offerings, we leverage the capabilities of artificial intelligence by integrating solutions from technology partners such as Afiniti (a company majority owned by TRGI), Cogito and CallMiner, in addition to deploying solutions developed internally such as Adcast and Brain. For example, for a major telecommunications client, we deployed Afiniti to deliver artificial intelligence-assisted matching of callers and agents to drive superior outcomes across more than 2,500 agents.

ibex Labs is deployable across our full spectrum of clients. Despite having significant technical resources, many of our larger, mature clients look to us for creative solutions in the customer interactions area to drive better outcomes. For our smaller “Velocity” clients, our ability to provide an array of solutions to drive impactful outcomes is a significant source of value-add to them and a competitive differentiator in the market.

In addition to providing a comprehensive suite of CLX solutions, ibex Labs also develops purpose-built tools that drive operational efficiencies and insights. Such tools are designed, for example, to support our agents’ path to skills proficiency, beginning with sophisticated training simulations and gamified learning and moving to a suite of artificial intelligence assisted tools that offer support throughout the interaction. These proprietary tools enable us to address feature gaps in commercial products. Examples include Inspire, our digital coaching tool, Capture, our call and screen recording solution, and Witness, our security software, each of which has a robust feature set and was internally developed.

As our clients evolve and refine their customers’ journey, an expanding role for ibex Labs is providing development support for third party technology platforms deployed by our clients. For example, we have developed expertise in supporting Zendesk and Salesforce.com cloud solutions where we designed and implemented chatbots and workflows for those platforms. This development support work is a natural extension of our Client Integration work which is part of our new client deployment, as part of which we carry out application and database integration that tightly link our client and Ibex systems. This development support work and associated hosted services now constitute an additional revenue stream.

CLX Test Kitchen

As part of ibex Labs, we have created a “CLX Test Kitchen” that allows our clients to work with our portfolio of technologies to customize a solution that is suitable for their business. The CLX Test Kitchen enables our clients to encounter firsthand the customer lifecycle, as imagined and developed by our CLX experts, and provides an interactive experience that helps transform their customer lifecycle experiences.

To maximize the value of the CLX Test Kitchen, we leverage an ideation model, which provides a framework around the creative process of generating, developing, and executing new ideas. This process enables us to co-create and collaborate with our clients to deliver data driven solutions. The model involves a deep dive into understanding our clients’ unique business challenges. We then combine our clients’ vision and imagination with our industry expertise to achieve the widest possible range of data driven solutions.

The CLX Product Cloud

We believe that we have built an industry-leading, comprehensive suite of software products and applications, deployed at enterprise scale across multiple industries along the full consumer lifecycle. For example, we have used our CLX suite to acquire cable and utilities consumers in large scale at an optimal target cost per acquisition (“CPA”) to maximize retention of subscribers in the tech sector, and to prevent fraud using anomaly detection for the telecom sector.

Our CLX suite and its end-to-end set of solutions (acquire, engage and experience) are powered by the CLX Product Cloud, a flexible and modular toolset of integrated products that can be configured, connected, and deployed based on diverse client needs and requirements by leveraging the ibex Labs technical team.

ibex.

The AI-Augmented Customer Lifecycle

01

Drive the click

AI **AdCast AI™**
Automated precision ad bidding, real-time ad optimization, & highvolume ad launching

On click, the customer is connected to the best-fit agent.

AI **Afiniti™**
AI-driven caller & agent matching

02

Start the Conversation

AI **Cogito™**
AI-assisted conversational guidance

Supporting Contact Center Solutions

- **FMS** for streamlined floor management & agent support
- **Simulator** for situational agent training
- **Witness** for complete agent monitoring & data security
- **Heat Map** for streamlined floor management & agent support

Conversation Completes

03

Find out how we did

AI **RefleCX™**
Enterprise-grade CX measurement and management, featuring customized surveys, real-time issue resolution, text analytics, & business intelligence

04

Analyze the data

AI **Call Miner ™**
Complete call & interaction analytics

Insights™
End-to-end touchpoint & data analysis

Rinse & Repeat

After each interaction, we integrate new insights and learning into the process, driving continuous brand & CX performance.

In addition to our proprietary software products and applications, we partner with major vendors for operations management control, providing intelligent interactive routing through computer telephone integration, outbound sales automation, intelligent routing, quality management, business intelligence, workforce management, and CRM systems. We believe our partnership with leading category vendors has allowed us to deliver customized solutions based on specific client demands and to easily integrate with the internal systems of our clients. Our tech ecosystem partners include AWS, Azure, Cognito, SmartAction and topbox.

We have organized our CLX products along a suite of product families that are designed to integrate across the customer lifecycle touchpoints (such as acquisition, sales and service, or gathering insights) to drive a better customer experience.

Acquire Family of Products – to drive digital marketing and customer acquisition
Dynamic Bid Suite	BrainAITM
	•	Automatically predicts when, where, and how to bid on and place ads, based on learning from millions of successful and unsuccessful purchase events
	•	Monitors & tracks the real-time up flow of cross-channel online and offline conversions, actively adjusting targeting and bidding algorithms on the fly
•
Seamlessly analyzes and integrates historical bid trends into its real-time bidding algorithms, looking at hourly, daily, weekly, and monthly outcomes to optimize ongoing bids while simultaneously looking at live auction data

AdcastAITM The Facebook Ad Optimizer
	•	Scalable SaaS ad management platform to automate, optimize and scale advertising on Facebook, Instagram and the Facebook Audience Network
	•	Adcast uses machine learning and rules-based ad optimization to work most effectively with Facebook’s targeting and placement algorithm

e-commerce Suite	Bundled Dealer
	•	Delivers address-based comparison shopping across multiple service providers and e-tailers
	•	Open APIs for direct access into fulfilment and provisioning systems

e-commerce Solutions
	•	Digital Welcome Kit
	•	Email Promotions
	•	eCommerce Portals

Engage Family of Products – Contact Center Technology to drive operational efficiencies and customer satisfaction
Co-pilot Suite - AI Augmented Agent Support	Simcom – A training tool that prepares agents using a play-by-play simulation of the most common situations they would face daily, delivered via our LMS

Inspire – A mobile coaching tool assisting team leaders to identify specific coaching opportunities of front-line agents

Sidekick – A secure agent mobile application providing a quick view into schedules and payroll hours logged.

Floor Management System – Enables agents to call for virtual assistance from subject matter experts either locally or globally

Messenger – A PCI compliant internal messaging system linking TM, agents and support organizations integrated with the ibex hierarchy to ensure full management oversight

Control Tower Suite – A suite of customized performance management tools used by managers to efficiently drive their team to success	SupCentral – An easy to use app that presents important performance management results instantly in one easy to read dashboard

Heat Map – A graphical display of the contact center floor with real-time agent statistics. Agents whose stats reach a certain threshold are highlighted, alerting leaders for immediate action.

Witness – Application designed to prevent potential fraud by monitoring agent activity using screen, audio and key stroke recordings

Insights – An advanced system that transcribes and analyzes customer interactions to provide automated scoring with sentiment analysis

Insights Plus Suite – Fully integrated set of AI assisted third-party products touching all points in the customer journey designed to deliver exceptional customer experiences and outcomes.
Pre-Contact – Utilizing Brain AITM,SmartAction IVR, and Afiniti a comprehensive suite of AI services providing virtual agents and matching optimization creates efficiency and cost savings during the pre-contact stage of customer interactions

In-Contact – Cogitio provides real time agent coaching coupled with witness security screens monitor agents screens and key strokes improving the customer experience while providing valuable interaction insights

Post-Contact – Utilizing a call miner for deep data analytics and a VOC NLP for survey text analytics important customer experience insights are obtained quickly and efficiently

Experience Family of Products – Build relationships, measure results through surveys and analytics across the customer journey, from order, installation, support and upsell.
ReflexCx Suite – Full stack CX survey and analytics tools	QuickPulse – Lightweight post-engagement survey platform that triggers a quick SMS or Email experience survey after any chat, voice, or email support interaction

Composer – Self Service Survey Management

Enterprise – Advanced survey & analytics platform that measures, monitors, and actions high-volume multichannel customer feedback

Technology Approach

We have designed and developed our technology solutions to support a range of client engagements, scaling from emerging startups to large global enterprise clients. We operate a range of multi-tenant platforms as well as dedicated platforms that fully segregate customer data. These platforms and applications can run in our Tier 4 Data Center as well as our AWS cloud platforms to accommodate specific data privacy standards such as those required under the GDPR or to better locate content closer to the intended audience. This architecture also reduces risk associated with infrastructure outages, improves system scalability and security, and allows for flexibility in deployment location.

In addition, we leverage outside technology building blocks as part of our product offerings. Examples include the use of Google’s Natural Language Processing (“NLP”) engine for sentiment analysis, Amazon Machine Learning and NLP for Voice of the Customer analytics.

From a development perspective, we leverage the Agile Software development methodology, which is based on iterative development, where requirements and solutions evolve through collaboration between self-organizing cross-functional teams. Because we are PCI certified and HIPAA compliant, an emphasis is placed on Secure Software Development as part of Agile, throughout the lifecycle to minimize potential threats.

The architecture, design, deployment and management of our technology and infrastructure has been designed and built with the following objectives:

•	Intuitive User Experience − Our CLX platform is designed to create an intuitive, interactive and consistent user experience. The goal of our design is to minimize the need for extended product training.
•	Scalability − Our architecture allows us to deploy our CLX platform at scale capable of managing millions of interactions per month on behalf of our clients, including calls, website views, social media interactions, emails, chat sessions and many other transactions.
•	Reliability and Resiliency − Our technology solutions and infrastructure are designed as “always on” solutions with redundancies in place to minimize downtime. We work with leading global providers to create a fully redundant architecture between our facilities. Servers and software components are replicated and customer data is backed up and stored in remote data centers.
•	Data Security and Compliance − We maintain a comprehensive security program designed to help safeguard the security and integrity of our customers’ data, which includes both organizational and technical measures such as perimeter security, industry standard intrusion detection systems, security protocols, and authentication of customers and employees prior to accessing our platform, and testing of each released update before deployment.

A team of eight data security experts use the latest tools and technology to guard against security incidents while a Compliance and Risk management team of 34 analysts ensure operational best practices are followed, drive compliance training and in general work to create a culture of compliance required to protect our client’s data.

•	Configurability − Our core technology applications and products are easily configured to meet client specific needs and solutions.
•	Extensions − As part of the CLX Platform, we provide standard, pre-built integrations with leading third-party systems. We also enable additional custom integration for our customers and partners through our APIs.

Our current initiatives are focused on enhancing and extending the capabilities of our existing suite of products servicing the full customer lifecycle. One set of initiatives is focused on deriving further insights from customer interactions leveraging data and machine learning techniques as well deploying technologies such as chatbots as an additional channel to interact with consumers. We also have initiatives underway to further strengthen our security products using anomaly detection techniques.

Our product roadmap is dynamic, and our product development cycles can rapidly address client needs, deliver additional value to our clients and maintain our competitive differentiation.

Competition

The customer acquisition and customer management segments in which we compete are highly fragmented with the largest 10 providers for call center and BPO services representing a total of approximately 30% of the market. We believe this creates significant opportunity for a broad and differentiated provider like us. Although we do not believe any single competitor currently offers a directly comparable end-to-end CLX solution, we believe our integrated platform faces competition from a variety of companies which operate in distinct segments of the customer lifecycle journey, including:

•	Call center and diversified BPO providers, including 24/7 Customer, Inc., Alorica, Inc., Concentrix, SITEL Corporation, Startek, Inc., Sutherland Global Services, Inc., SYKES Enterprises, Incorporated, TaskUs, Inc., Teleperformance S.A., TeleTech Holdings, Inc. and VXI Global Solutions;
•	Customer acquisition companies, including Clear Link Technologies, LLC (acquired by Sykes Enterprises, Incorporated), Qology Direct, LLC and Red Ventures, LLC;
•	Vendors of customer experience management tools including J.D. Power and Associates, Inc., Maritz Holdings, Inc., Medallia, Inc., Qualtrics, LLC and Vital Insights Inc.

Based on our industry knowledge, traditional BPO companies are seeking to respond to these dynamics by taking steps to evolve into fully-fledged end-to-end customer lifecycle experience platforms, including through acquisitions. However, such initiatives have been limited due to the scarcity of actionable at-scale assets.

We also face competition from in-house customer service departments, which seek to develop, deploy and service applications that offer functionality similar to that of one of our own solutions. These in-house customer service departments continue to constitute the largest segment of customer lifecycle management expenditures.

We believe that the most significant competitive factors in the sale of outsourced customer engagement services include service quality, tailored value-added service offerings, industry experience, advanced technological capabilities, global coverage, reliability, scalability, security, price and financial strength.

Intellectual Property

The success of our business depends, in part, on our proprietary technology and intellectual property. We rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property.

We have registered or are registering various trademarks and service marks in the U.S. and/or other countries, including: Clearview (U.S. Reg. No. 5230123), IBEX Global (U.S. Reg. Nos. 4596647, 4424863, and 4588731), IBEX (U.S. Ser. No. 88581568), DGS Deliberate by Design (U.S. Reg. No. 4399136). The duration of trademark and service mark registrations varies from country to country but may generally be renewed indefinitely as long as the marks are in use and their registrations are properly maintained. We also have common law rights to certain trademarks and service marks.

We also have and maintain certain trade secrets arising out of the authorship or creation of proprietary computer programs, systems and business practices. Confidentiality is maintained primarily through contractual clauses, and in the case of computer programs, system access controls, tracking and authorization processes.

Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, competition, consumer protection, export taxation and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the terms of our service contracts typically require that we comply with applicable laws and regulations. In some of our service contracts, we are contractually required to comply even if such laws and regulations apply to our clients, but not to us, and sometimes our clients require us to take specific steps intended to make it easier for our clients to comply with requirements that are applicable to them. If we fail to comply with any applicable laws and regulations, we may be restricted in our ability to provide services, and may also be the subject of civil or criminal actions involving penalties, any of which could have a material adverse effect on our operations. Our clients generally have the right to terminate our contracts for cause in the event of regulatory failures, subject to notice periods. See “Risk Factors—Risks Related to our Business—Our global operations expose us to numerous legal and regulatory requirements” and “Risk Factors—Risks Related to our Business—Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable laws and regulations would harm our business, results of operations and financial condition.”

The Telephone Consumer Protection Act of 1991 (“TCPA”), restricts telemarketing and the use of automatic text messages without proper consent. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our clients to comply with these laws by obtaining proper consent, we could face direct liability.

Several of our facilities, primarily located in the Philippines and Jamaica, benefit from tax incentives or concessional rates provided by local laws and regulations. One of our Philippine subsidiaries benefits from a reduced income tax rate and tax holidays, depending on the site, through the end of 2020, after which the applicable tax rate steps up to 30%. Our Jamaica subsidiary was formed under the Jamaica Export Free Zones Act and operates under a Special Economic Zone Regime, whereby such subsidiary benefits from reduced income tax rates of approximately 8% – 10% until 2027. Our Pakistan subsidiaries benefit from income tax exemption on profits related to the export of IT and IT enabled services, which include call center and back-office services. Pakistan’s income tax exemption is available until 2025, after which the applicable tax rate steps up to 29%. Our Nicaragua subsidiary was formed under the Free Zone Act, whereby such subsidiary is tax exempt until 2026.

Our Luxembourg subsidiary, which is an IP holding company and earns royalties from one of our US subsidiaries, benefits from an 80% tax exemption on net royalty income which reduces the Luxembourg income tax rate to approximately 6%. The Luxembourg income tax exemption is available until 2021, after which the applicable tax rate steps up to 29%. During fiscal year 2019, our subsidiary in Luxembourg was challenged by the tax authorities on the tax exemption. Tax authorities have issued an assessment for tax year 2014, denying the exemption. We believe the decision to be without merit and have filed a formal petition with the tax office to challenge their position. Our maximum tax exposure for relevant tax years (2014-2019) is approximately $4.7 million. As of the date of this prospectus, we have only received tax assessment for year 2014, for which tax authorities have granted a payment extension until April 2020.

We are subject to state and federal laws and regulations that require us to maintain the privacy and security of Personally Identifiable Information that we collect from consumers. We have appointed a compliance officer to monitor our compliance with federal and state laws related to privacy and security rules. The compliance officer also manages, implements, and oversees all internal privacy policies and security measures, including, the regular monitoring and testing of systems and equipment and quality assurance testing of sales calls. We are also subject to the General Data Protection Regulation 2016/679 (“GDPR”) and TRGCS is certified under the EU-U.S. Privacy Shield and Swiss U.S. Privacy Shield frameworks. The Company has appointed an individual to deal with access requests and non-compliance. We will be subject to the California Consumer Privacy Act (“CCPA”), which goes into effect on January 1, 2020 and pursuant thereto will have in place a CCPA Privacy Policy which will appoint a designated individual to manage phone and online requests to allow California residents to exercise their rights under the CCPA. The compliance officer is responsible for overseeing our data protection strategy and implementation to ensure compliance with GDPR and CCPA.

Certain Bermuda Law Considerations

As a Bermuda company, we are also subject to regulation in Bermuda. Among other things, we must comply with the provisions of the Companies Act 1981 regulating the declaration and payment of dividends and the making of distributions from contributed surplus.

We are classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, or BMA. Pursuant to our non-resident status, we may engage in transactions in currencies other than Bermuda dollars. There are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents that are holders of our common shares.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda. As an exempted company, we may not, without a license granted by the Minister of Economic Development, participate in certain business transactions, including transactions involving Bermuda landholding rights and the carrying on of business of any kind, for which we are not licensed in Bermuda. Until our shares are listed on an “Appointed Stock Exchange” (which includes the Nasdaq Global Market), issues and transfers of our voting shares require the approval of the BMA pursuant to the Exchange Control Act 1972 (and related regulations). Common Shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act 1981 and the Bermuda Investment Business Act 2003, as amended, which regulates the sale of securities in Bermuda.

On December 31, 2018, the Bermuda government enacted the Substance Act, with effect from July 1, 2019 for existing Bermuda entities, requiring certain entities in Bermuda engaged in “relevant activities” to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. The list of “relevant activities” includes holding entities, and the legislation requires Bermuda companies engaging in a “relevant activity” to be locally managed and directed, to carry on core income generating activities in Bermuda, to maintain adequate physical presence in Bermuda, and to have an adequate level of local full time qualified employees and incur adequate operating expenditure in Bermuda. Under the Substance Act, any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities or may be struck as a registered entity in Bermuda. The guidance as to how Bermuda authorities will interpret and enforce the Substance Act is pending, and we therefore cannot predict the potential impact of compliance or noncompliance on our results of operations and financial condition.

Employees

Our employees are our most valuable asset. Our success depends on our ability to hire, train and retain sufficient numbers of agents and other employees in a timely fashion at our facilities to support our operations. Key enablers to meeting that challenge are our distinct culture and initiatives focused on employee recruitment, training, engagement and retention. These enable us to go into markets where we operate and create a strong brand that helps us attract and retain talented employee and keep them highly engaged in delivering superior results and experiences for our clients.

As of June 30, 2019, we had 20,020 employees worldwide. The following table sets forth our employees by functional area:

Function	Number of Employees	Percent of Total
Production Agents	15,788	78.9%
Production Support	2,594	13.0%
Software Engineers	304	1.5%
Technology, Telephonic and Network Infrastructure	267	1.3%
Data Scientists and Engineers	73	0.4%
Sales and Marketing	167	0.8%
Corporate (management, administration, finance, legal and human resources)	827	4.1%

Total	20,020	100.0%

None of our employees belong to a labor union and we have never suffered a material interruption of business as a result of a labor dispute. We consider our relations with our employees worldwide to be good.

Culture

We believe that we have established a strong workplace culture which is key to our ability to attract and retain our talented workforce around the globe. Our culture is built on four core values: respect, integrity, transparency and excellence. We strive to maintain a culture in which our leaders are coaches and mentors and our employees have voice and a sense of purpose, and feel valued and respected. Furthermore, we believe we have established a distinctive corporate culture characterized by innovation, speed and organizational nimbleness. In tandem with our strong workplace culture, our corporate culture has been instrumental to our growth and our ability to deliver high-quality solutions to clients around the globe. We encourage a strong team orientation, which allows our talented workforce of over 20,000 employees to design and deliver innovative solutions to our clients around the globe to optimize their customer lifecycle experience.

Recruitment

To ensure we can attract qualified employees, we strive to offer a competitive benefits package, a strong workplace culture and working environment and most importantly, competitive compensation that either meets or exceeds marketplace standards. We deploy numerous tools that are effective in attracting employees. This includes working with local government workforce agencies in all geographies where we have a presence; doing this ensures we have a presence as a local employer in every market and ensures we are included in their career fairs and are recommended consistently. Additionally, we have a strong employee referral program, which encourages our current employees to recommend us to their family and friends. We have found this to be the greatest source of qualified individuals.

Training and Coaching

Our customer-facing agents typically go through one day of orientation from one to seven weeks of foundation skills. This includes customer specific training such as customer service training, technical or sales training. Once agents have completed product specific training, which can last up to 240 hours depending on the client and the application, they are put into an on-the-job experience (lasting from 40 to 80 hours), during which the agents take live calls and receive hands-on training, coaching and feedback. They also experience quality assurance (QA) monitoring and reinforcement. Once agents have been trained and are on the production floor, they receive consistent coaching and guidance. The coach plays the role of facilitator to fully empower the agents. Our coaching module equips the team managers with the necessary knowledge, skills and attitude required to be successful mentors. Team managers are then able to engage effectively with mentees to address any non-performance issues and ensure our employees feel valued and recognized.

Employee Work Environment

Our employee work environment is anchored by our distinct culture. In addition, we provide attractive, functional physical spaces. Our workspaces are bright and modern with several common areas for rest and recreation. Our centers reflect our culture’s values with open areas for coaching and celebrating success. Our workstations are ergonomically designed to provide maximum comfort to our employees. We consider our onsite dining options, nurse’s stations, day-care and transportation services to be industry-leading. Furthermore, our technology is designed to enable the most efficient and productive work environment for our employees. Our intranet provides access to pertinent and valuable information regarding schedules, job opportunities and important company announcements. Our technological enhancements allow employees to view information regarding their individual and team results. Finally, our mobile apps and online systems allow the agents to manage their careers with us.

Retention

Our distinct culture, employee engagement, recruiting and training are all designed to ensure we retain our employees. As important as it is to work hard every day, we consider it as important to ensure we have time for rewarding exceptional performance, fun events, volunteering in the community and celebrating accomplishments together. In order to engender our employees’ sense that they are an integral part and valued member of our company, we strive to recognize the important times in our employees’ work life, including birthdays, birth of child and promotions. An example of our differentiated Employee Engagement program is our annual Very Important Performer event where we host the top 5% of our workforce in each of the markets in which we operate at a multi-day offsite event at a five-star resort where we celebrate their success. Our senior leadership participates in this important event, creating a bond between our leadership team and thousands of agents. This is one of our key programs to drive our industry-best retention rates and employee loyalty.

Facilities and Delivery

As of June 30, 2019, we operated 24 delivery centers. Our delivery centers are in the following countries:

Function	Number of Centers	Number of Workstations
United States	9	3,129
Philippines	5	4,440
Pakistan	4	2,211
Jamaica	3	2,240
Nicaragua	1	660
Senegal	1	204
United Kingdom	1	15

Total	24	12,899

Leases for our delivery centers have a range of expiration dates from February 28, 2020 to December 31, 2026, and typically include a renewal option for an additional term.

Our executive management offices are located in Washington, D.C., which consist of approximately 3,800 square feet of office space subleased from TRGI, the term of which is set to expire on June 30, 2025. This facility currently serves as the headquarters for senior management and the financial, information technology and administrative departments. Our sales organization is distributed in virtual offices in the following geographies around the world: throughout the United States, and in Canada, Pakistan, United Kingdom and the Philippines.

We also utilize three data center locations in the United States. Our primary data center is co-located in a Tier 4 Equinix Data Center Facility, with a back-up data center located in Hampton, Virginia. The Master Country Agreement for the primary data center expires on September 30, 2022, with a 12-month option to extend, and our Hampton, Virginia lease expires on December 31, 2022. In addition, we have a third data center facility in the Rackspace San Antonio facility which expires in February 2020. We also make extensive use of Amazon and Azure facilities in a true hybrid data center configuration.

We operate from time to time in temporary facilities to accommodate growth before new centers are available. For further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations—Key Factors Affecting Our Performance—Factors Affecting our Operating Profit Margins—Capacity Utilization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Key Operational Metrics—Capacity Utilization.”

We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically.

Technology Infrastructure

We believe we have a flexible, scalable, resilient, and reliable technology infrastructure that helps us deliver our CLX suite to our clients with industry-standard security measures. We utilize industry leading hardware and software components to provide for and enable the rapid growth of our business. We employ virtualization to maximize utilization where appropriate. Maintaining the integrity and security of our technology infrastructure is critical to our business, and as such we leverage industry-standard security and monitoring tools to ensure performance across our network.

Our CLX suite and CLX Product Cloud technologies operate on our software and hardware infrastructure, which provides substantial computing resources at low cost. We currently use a combination of off-the-shelf and custom software that has been developed in-house and runs on clusters of commodity computers and servers. Although most of our infrastructure is not directly visible to our clients or consumers, we believe it is important for providing a high-quality user experience. Our considerable investment in developing this infrastructure has produced several key benefits. It simplifies the storage and processing of large amounts of data, eases the deployment and operation of large-scale global solutions, and automates much of the administration of large-scale clusters of servers. Our infrastructure enables significant improvements in our algorithms that are computationally intensive. We believe the infrastructure also shortens our product development cycle and allows us to pursue innovation more cost effectively.

We constantly evaluate new hardware alternatives and software techniques to further reduce our computational costs. This allows us to improve our existing products and services and to more easily develop, deploy and operate new software products and applications.

Our technology infrastructure supporting our CLX solutions is designed according to our clients’ needs. Our technology systems can integrate with our clients’ existing infrastructure where required. This approach enables us to deliver the optimal infrastructure mix irrespective of whether our delivery platforms are onshore, offshore or nearshore. We have extensive experience in providing the customized integrations that clients require to deploy our solution within their delivery center operations.

Our deployment team is trained to achieve timely implementation so as to minimize our clients’ time-to-market. Our infrastructure supporting 138 million customer interactions in fiscal 2019 consisted of 24 delivery centers and 12,899 workstations distributed globally.

We work with the main telephone carriers at the local and international levels. We have a solid and flexible telecommunications infrastructure, which provides business continuity through redundant architectures and interconnection schemes in most of our facilities. We work with leading telephonic and MPLS circuity providers including AT&T, Century Link, PLDT and Globe. For the fiscal year ended June 30, 2018 we had less than 0.08% unscheduled systems downtime. For the fiscal year ended June 30, 2019, we had less than 0.03% unscheduled systems downtime.

Our three data centers hosting our software products, applications and technology infrastructure supporting our facilities are built on reliable and secure and fully redundant architecture, with an unrelenting focus on the protection of client and consumer data. Our self-managed and third-party managed hosting facilities provide both physical security measures, including year-round manned security, biometric access controls and video surveillance systems, and systems security measures, including firewalls, environmental controls, and redundant power and Internet connectivity. Our three data centers are distributed nationally in the United States in Dallas and San Antonio, Texas, and Hampton, Virginia, and during the fiscal year ended June 30, 2019 operated continuously with an uptime of 99.9%. We intend to expand our operations in these and other self-managed co-location data centers over time, although in certain markets we may elect to not pursue this self-managed co-location strategy depending on individual market dynamics. Certain of our clients, as well as backup and certain attachment data will continue to be hosted at third-party managed hosting facilities in the United States and Europe for the foreseeable future.

We have implemented strong quality standards into our operations with an emphasis on operational excellence, product management and statistical analysis to improve our performance and provide better results for our clients. A number of our facilities are compliant with multiple standards and frameworks for service availability and information security management including COPC, ISO 27001 and PCI. A majority of our data centers are certified across various standards including: ISO 27001, PCI DSS, SOC 1 Type II, and SOC 2 Type II. Our robust physical and logical controls meet the compliance and security requirements across our client base.

We use leading products for network and security monitoring including SolarWinds, Palo Alto Advance Threat Management Systems, Cisco Security Devices, LogRhythm SIEM, SNORT IDS, Tripwire, and NESSUS devices.

Our physical network is maintained by a high-quality infrastructure and networking organization, which consists of 170 people around the world who are dedicated to seamless, uninterrupted service delivery to our clients. This includes 42 dedicated security and compliance professionals responsible for cyber security, fraud, and compliance.

Legal Proceedings

We are subject to various claims and legal actions in the ordinary course of business. We are currently of the opinion that these claims and legal actions will not have a material adverse impact on our consolidated position and / or the results of our operations.

A case was filed in November 2014 in the US District Court of Tennessee as a collective action under the US Fair Labor Standards Act (“FLSA”) and Tennessee law, alleging that plaintiff was forced to work “off the clock” without being paid for such time. In December 2014, a similar FLSA collection action case was filed against IBEX Global Solutions in the US District Court for the District of Columbia. In February 2015, the two cases were consolidated in Tennessee and the plaintiff agreed to submit all claims to binding arbitration before the American Arbitration Association. Presently, there are approximately 3,500 individuals who have opted into the FLSA class action claims, and there are pending wage and hour class action claims under various state laws involving approximately 21,000 potential class action claimants. State class certification brief was filed April 14, 2018. In April 2019, the parties engaged in a mediation. On June 14, 2019, the parties entered into a settlement agreement, which was approved by the arbitrator on June 19, 2019. Pursuant to the Settlement Agreement, all claimants under both the FLSA and the Rule 23 claims will be required to fill out and send a claim form to the third-party administrator within the claim period ending on October 15, 2019 in order to receive funds under the settlement. Subsequent to June 30, 2019, we funded $3,351,244 toward the settlement fund provided under the settlement agreement for 100% of the possible claims under the FLSA, as well as plaintiffs’ attorney fees, administration costs and service awards. Any funds not claimed pursuant to the FLSA portion of the settlement will revert to us. In regard to Rule 23 claims, the claim period closed on October 15, 2019 and, as of that date, claim forms properly and timely returned for the Rule 23 class members accounted for $1.2 million of $2.2 million allocated funds for the Rule 23 class. The parties appeared before the arbitrator on November 7, 2019, and the arbitrator granted final approval of the Rule 23 claims. We funded the Rule 23 Class on November 21, 2019 in the amount of $1.2 million, and the matter is effectively closed as of funding.

On July 26, 2018 Digital Globe Services, Inc. received an indemnification notice related to a matter pending in the US District Court for the Central District of California, Western Division relating to patent infringement for certain call center search for services capabilities provided by Digital Globe Services, Inc. under the Dealer Network Agreement entered into in 2014 between Kandela, LLC and Digital Globe Services, Inc. via its “BundleDealer.com” portal. We plan to vigorously defend this demand for indemnification. We cannot reasonably determine damages at this time.

MANAGEMENT

The following table sets forth the name, age as of June 30, 2019 and position of each of our executive officers and directors. Unless otherwise stated, the business address for all of our executive officers and members of our board of directors is c/o IBEX Limited, 1700 Pennsylvania Avenue NW, Suite 560, Washington, DC 20006, USA.

Name	Age	Position
Executive Officers
Robert Dechant	58	Chief Executive Officer
Karl Gabel	56	Chief Financial Officer
Christy O’Connor	50	General Counsel and Assistant Corporate Secretary
David Afdahl	45	Chief Operating Officer
Jeffrey Cox	49	President, IBEX Digital
Bruce Dawson	56	Chief Sales and Client Services Officer
Julie Casteel	58	Chief Strategic Accounts Officer

Non-Employee Directors
Mohammed Khaishgi	52	Chairman
Daniella Ballou-Aares	44	Director
John Jones	64	Director
Shuja Keen	43	Director
John Leone	46	Director
Rebecca Vernon	39	Director

Our Executive Officers

Robert Dechant has served as our chief executive officer since July 2019. From September 2017 to July 2019, Mr. Dechant served as chief executive officer of IBEX Interactive (which corresponds to IBEX’s current operations). From 2015 until 2017, Mr. Dechant served as chief executive officer of IBEX Global Solutions. From 2012 until 2015, Mr. Dechant served as the chief sales, marketing and client services officer at Qualfon, Inc., a global provider of call center, back office, and business process outsourcing services. Prior to that, Mr. Dechant was the chief marketing and operations officer at Stream Global Services, a large multinational business process outsourcing provider which merged with Convergys in 2014. Mr. Dechant holds a B.S. degree from Fairfield University.

Karl Gabel has served as our chief financial officer since November 2017. From 2004 until 2017, Mr. Gabel served in multiple finance leadership functions, including as the chief financial officer of IBEX Global Solutions, one of the Continuing Business Entities. Mr. Gabel holds a B.S. degree in accounting from Pennsylvania State University and an Executive M.B.A. degree from St. Joseph’s University.

Christy O’Connor has served as our general counsel and assistant corporate secretary since March 2018. From 2015 to 2018, Ms. O’Connor worked for Alorica, a provider of customer management outsourcing solutions, as the chief legal and compliance officer from 2015 through 2017 and as a legal advisor thereafter. From 2014 to 2015, Ms. O’Connor was the general counsel and chief legal officer at SourceHOV. From 2011 to 2014, Ms. O’Connor was the deputy general counsel for Stream Global Services. Ms. O’Connor holds a B.A./M.A. from the University of Chicago and a J.D. from St. Mary’s University School of Law and a degree in International Law from the University of Innsbruck.

David Afdahl has served as our Chief Operating Officer since 2018, where he is responsible for global operations, performance management and financial results. He joined IBEX in 2017 as the Vice President of Operations, responsible for US Operations. Mr. Afdahl has more than 23 years of operational leadership experience within the BPO industry. For seven years he served as the Managing Director for Xerox Services, where he was responsible for global operations, client management and the overall financial performance. Mr. Afdahl holds a B.A. degree in Anthropology from the University of Maryland.

Jeffrey Cox has served as president of IBEX Digital since 2008, when he founded Digital Globe Services Limited. Mr. Cox has over twenty years of wireless and cable sales and operations experience and has held executive position in sales channel development and execution, on and off-line marketing programs and call center sales and operations for some of the world’s most recognized brands. Mr. Cox holds a B.A. degree from San Diego State University.

Bruce Dawson has served as our chief sales and client services officer since 2017. From 2016 until 2017, he held the same role for IBEX Global Solutions, one of the Continuing Business Entities. From 2014 until 2016, Mr. Dawson served as U.S. nearshore regional director for Atento S.A. Prior to joining Atento S.A., Mr. Dawson served at SITEL Corporation from October 2012 to March 2014 and Stream Global Services from October 2008 to August 2012. Mr. Dawson has held management positions at various companies in the BPO industry bringing as well experience from the software and telecommunications sector. He holds a B.A. degree in psychology from Denison University.

Julie Casteel has served as our Chief Sales & Marketing Officer since 2012 and is responsible for expanding new and existing clients. She currently leads the strategy for growth and profitability for ibex’s largest global clients and is also responsible for the strategic development of the Financial Services and Healthcare vertical markets. Ms. Casteel brings more than 25 years of successful sales and leadership experience within the BPO industry. For 10 years, she served as the Executive Vice-President of Global Sales & Marketing at SITEL, where she was responsible for global revenue, client relationship management and the overall company marketing strategy. Ms. Casteel has served on a number of industry boards and has been published in the Economist, The Wall Street Journal and various industry publications. She holds a B.S. degree in Biology from Texas A&M University.

Our Directors

Mohammed Khaishgi served as our chief executive officer from September 2017 through June 2019 and chairman of our board of directors since September 2017. Mr. Khaishgi was a founding partner and served as the chief operating officer of TRGI, a position he held since TRGI’s inception in 2002 until December 2017, responsible for overseeing TRGI’s day-to-day operations, including management and oversight of its portfolio of direct holdings. Mr. Khaishgi continues to serve as a director of TRGI. Prior to joining TRGI, Mr. Khaishgi was a senior director at Align Technology, where he managed Align’s offshore delivery center and back office services operations. Mr. Khaishgi was previously a senior investment officer at the World Bank’s International Finance Corporation (the “IFC”) where he was responsible for the IFC’s portfolio of investments in the Asian telecommunications and technology sectors. Mr. Khaishgi received his undergraduate degree in electrical engineering from the University of Engineering and Technology in Lahore, Pakistan, an additional B.A. degree in philosophy, politics and economics from the University of Oxford where he was a Rhodes Scholar, and a M.B.A. degree from Harvard Business School.

Daniella Ballou-Aares has served as a member of our board since March 2018. Ms. Ballou-Aares is chief executive officer of the Leadership Now Project, a membership organization of business and thought leaders committed to renewing democracy. Daniella spent more than a decade as a partner at Dalberg Advisors, a global strategic advisory firm with that combines the best of private sector strategy skills, rigorous analytical capabilities and networks in emerging and frontier markets to fuel inclusive growth. She joined Dalberg’s founding team in 2004 served in a variety of capacities within the firm, including as the first Regional Director for the Americas. Ms. Ballou-Aares returned to Dalberg after serving in the Obama administration for five years as the senior advisor for development to the U.S. Secretary of State, leading efforts to boost private investment in newly emerging markets. Before Dalberg, she was a management consultant at Bain & Company in the U.S., U.K. and South Africa. Ms. Ballou-Aares holds an M.B.A. from Harvard Business School, an M.P.A. from Harvard’s Kennedy School of Government and a B.S. in operations research and industrial engineering from Cornell University.

John Jones has served as a member of our board since March 2018. Mr. Jones previously served Expert Global Solutions, Inc. as chief client officer from 2015 until 2016 and chief operating officer from 2011 until 2015. Prior to joining Expert Global Solutions, Inc. in 2011, Mr. Jones served in various leadership roles at JPMorgan Chase & Co. for more than 25 years. He holds a B.S. degree in business management from the University of Phoenix.

Shuja Keen has served as a member of our board since March 2018. Mr. Keen joined TRGI in 2002 and currently serves as a managing director. His primary responsibility is to help the firm drive value by improving the operational effectiveness of TRGI’s portfolio companies, and leading fundraising, growth, and liquidity initiatives. Mr. Keen graduated with a S.B. degree from the Sloan School of Management at the Massachusetts Institute of Technology with concentrations in finance, information technology, and operations research and a minor in economics.

John Leone has served as a member of our board since March 2018 and is a member of the board of directors of TRG Pakistan Ltd. Mr. Leone founded ForeVest Capital Partners in 2016 and currently serves as a Managing Partner. Prior to founding ForeVest Capital Partners, Mr. Leone served at PineBridge Investments and its predecessor, AIG Investments, from 2004 to September 2016. Mr. Leone holds a J.D. from The George Washington University School of Law and a B.A. from Binghamton University.

Rebecca (Becky) Vernon has served as a member of our board since March 2019. Ms. Vernon is a senior corporate lawyer at ASW Law based in Hamilton, Bermuda. Her practice covers all aspects of general and transactional Bermuda corporate law including mergers and acquisitions, debt and equity financings and IPOs, much of which has a technology focus. Ms. Vernon joined ASW Law in June 2013 from London-based law firm Stephenson Harwood LLP where she practiced as a senior associate in the corporate finance team. Ms. Vernon holds a Bachelor or Laws (LLB) from the University of Sussex in the UK (2001) and completed her post graduate Legal Practice Course at BPP Law School in London (2003). She qualified as a solicitor in the UK in 2005.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and executive officers.

Board Composition and Election of Directors

Board Composition

Our board of directors currently consists of five members. Our bye-laws that will become effective upon the closing of this offering provide that our board of directors shall consist of up to ten directors, unless otherwise determined by us in general meeting. Our directors generally hold office for such terms as our shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

Our directors currently serve on the board of directors pursuant to the voting provisions of our bye-laws, under which certain directors may be nominated by TRGI.

For additional information regarding our board of directors, see “Description of Share Capital—Election and Removal of Directors.”

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Ms. Ballou-Aares and Messrs. Jones and Leone, representing three of our six directors, are “independent directors” as defined under the listing standards of the Nasdaq Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Related Party Transactions.”

Following the completion of this offering, we will be a “controlled company” under the rules of Nasdaq because more than 50% of the voting power of our shares will be held by TRGI. See “Principal Shareholders.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the Nasdaq listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the rules of Nasdaq, which require that our audit committee have a majority of independent directors upon consummation of this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

Board Committees

Upon the completion of this offering, we will have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

Upon the completion of this offering, our audit committee will consist of Ms. Ballou-Aares and Mr. Leone. Mr. Leone will be the chair of the audit committee. Each member satisfies the independence requirements of the Nasdaq Stock Market listing standards, and Mr. Leone qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee will oversee our accounting and financial reporting processes and the audits of our audited consolidated financial statements. The audit committee will be responsible for, among other things:

•	making recommendations to our board regarding the appointment by the shareholders at the general meeting of shareholders of our independent auditors;
•	overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;
•	pre-approving all audit and non-audit services permitted to be performed by the independent auditors;
•	reviewing the independence and quality control procedures of the independent auditors;
•	discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;
•	reviewing and approving all proposed related-party transactions;
•	discussing the annual audited consolidated and statutory financial statements with management;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and
•	attending to such other matters as are specifically delegated to our audit committee by our board from time to time.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of Messrs. Jones and Keen. Mr. Keen will be the chair of the compensation committee. The compensation committee will assist the board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief executive officer, chief financial officer and such other members of our management as it deems appropriate;
•	overseeing the evaluation of our management;
•	reviewing periodically and making recommendations to our board with respect to any incentive compensation and equity plans, programs or similar arrangements; and
•	attending to such other matters as are specifically delegated to our compensation committee by our board from time to time.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of Messrs. Keen and Khaishgi. Mr. Keen will be the chair of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending to the board of directors persons to be nominated for election or re-election to the board at any meeting of the shareholders;
•	overseeing the board of directors’ annual review of its own performance and the performance of its committees; and
•	considering, preparing and recommending to the board a set of corporate governance guidelines.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, rules provide that foreign private issuers may follow home country practice in lieu of corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

As a foreign private issuer, we are also exempt from certain corporate governance standards applicable to U.S. issuers. For example, Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of their board members be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. In addition, we are not required to maintain a minimum of three members on our audit committee or to affirmatively determine that all members of our audit committee are “independent” using more stringent criteria than those applicable to us as a foreign private issuer. As a foreign private issuer, however, we are permitted to follow Bermuda practice in lieu of the above requirements, under which there is no requirement that a majority of our directors be independent.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our website at www.ibex.co upon the closing of this offering. We expect that any amendments to such code, or any waivers of its requirements, will be disclosed on our website.

Risk Oversight

Our board of directors is currently responsible for overseeing our risk management process. The board of directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Following the completion of this offering, our board of directors will delegate to the audit committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation of Executive Officers and Directors

Directors

On March 14, 2018, we entered into director services agreements with Jack Jones, Daniella Ballou-Aares and John Leone, pursuant to which we agreed to pay cash compensation of $75,000 annually. On March 14, 2018, we also entered into director services agreements with Shuja Keen and Mohammed Khaishgi, pursuant to which we agreed to pay cash compensation of $1 annually. Each of Jack Jones and Daniella Ballou-Aares were granted 12,994 shares of restricted stock under the 2018 Restricted Share Plan that vest in equal installments on a quarterly basis beginning on the date of grant. None of our directors have entered into service agreements with us that provide for benefits upon termination of their directorship.

Executive Officers

For the years ended June 30, 2018 and June 30, 2019, Mohammed Khaishgi, our chief executive officer at the time, was paid in accordance with his employment agreement. For the years ended June 30, 2018 and June 30, 2019, Karl Gabel, Robert Dechant, David Afdahl, Christy O’Connor, Jeffrey Cox and Bruce Dawson were each paid in accordance with their employment agreements with our subsidiaries.

The equity ownership of our executive officers and directors is described below under the heading “Principal Shareholders.”

2017 IBEX Plan

On June 20, 2017, our board of directors and shareholders approved and adopted the 2017 IBEX Plan. From December 22, 2017 through and including December 31, 2017, we issued an aggregate of 1,778,569 new stock options under the 2017 IBEX Plan. On December 22, 2017, all of the legacy stock option plans that the Continuing Business Entities had maintained and the equity awards granted thereunder were cancelled. For more information on the legacy stock option plans, refer to Note 19 to our audited consolidated financial statements included elsewhere in this prospectus.

The following description summarizes the principal terms of the 2017 IBEX Plan.

Purpose

The purpose of the 2017 IBEX Plan was to enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

Types of Awards

The 2017 IBEX Plan provided for grants of stock options and restricted stock awards.

Eligibility

Selected employees, consultants or directors of our company or our affiliates were eligible to receive nonstatutory stock options and restricted stock awards under the 2017 IBEX Plan, but only employees of our company were eligible to receive incentive stock options.

Administration

The 2017 IBEX Plan was administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2017 IBEX Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator had the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2017 IBEX Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2017 IBEX Plan and any agreements related to awards granted under the 2017 IBEX Plan. Our board of directors could also delegate authority to one of more of our officers to make awards under the 2017 IBEX Plan.

Available Shares

A maximum of 2,559,323 common shares was issuable under the 2017 IBEX Plan. This limit could be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions. If an award expired or became unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the common shares subject to such award were available for further awards under the 2017 IBEX Plan. Common shares used to pay the exercise or purchase price of an award or tax obligations were treated as not issued and would continue to be available under the 2017 IBEX Plan. Common shares issued under the 2017 IBEX Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for such common shares would again be available for future grant under the 2017 IBEX Plan.

Award Agreements

Awards granted under the 2017 IBEX Plan were evidenced by award agreements, which did not need to be identical and which could be modified to the extent necessary to comply with applicable law in the relevant jurisdiction of the respective participant, that provided additional terms of the award, as determined by the administrator.

Stock Options

The 2017 IBEX Plan allowed the administrator to grant incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or non-statutory stock options. Only our employees could receive incentive stock option awards. The term of each option could not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent shareholder. No incentive stock option or non-qualified stock option could have an exercise price less than the fair market value of a common share at the time of grant or, in the case of an incentive stock option granted to a ten percent shareholder, 110% of such share’s fair market value. Options were exercisable at such time or times and subject to such terms and conditions as determined by the administrator at grant and the exercisability of such options could be accelerated by the administrator.

Restricted Stock

The 2017 IBEX Plan allowed the administrator to grant restricted stock awards. Once the restricted stock was purchased or received, the participant would have the rights equivalent to those of a holder of our common shares, and would be a record holder when his or her purchase and the issuance of the common shares was entered upon the records of our duly authorized transfer agent. Unless otherwise determined by the administrator, we would have a right to repurchase any grants of restricted stock upon a recipient’s voluntary or involuntary termination of employment for any reason at a price equal to the original purchase price of such restricted stock.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant would have no rights as a shareholder with respect to common shares covered by any award until the participant became the record holder of such common shares.

Amendment and Termination

Our board of directors could, at any time, amend or terminate the 2017 IBEX Plan but no amendment or termination could be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.

Transferability

Subject to certain limited exceptions, awards granted under the 2017 IBEX Plan could not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Effective Date; Term

The 2017 IBEX Plan became effective on June 20, 2017 and would have expired on June 20, 2027 unless terminated earlier by the board of directors.

On December 28, 2018, the 2017 IBEX Plan was terminated and all grants awarded thereunder were cancelled.

Restricted Stock Plan

On December 21, 2018, our board of directors and shareholders approved and adopted the 2018 Restricted Stock Award Plan (the “2018 RSA Plan”). As of December 31, 2018, awards covering an aggregate of 2,373,374 Class B common shares had been made, of which 721,596 Class B common shares had vested as of such date. As of June 30, 2019, 956,835 Class B common shares, or 40.6%, subject to awards under the 2018 RSA Plan have vested.

The following description of the 2018 RSA Plan is qualified in its entirety by the full text of the 2018 RSA Plan, which has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

Purpose

We believe that the 2018 RSA Plan will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

Types of Awards

The 2018 RSA Plan provides for awards of Class B common shares.

Eligibility

Selected employees, consultants or directors of our company or our affiliates will be eligible to receive non-statutory restricted stock awards under the 2018 RSA Plan, but only employees of our company will be eligible to receive incentive stock awards.

Administration

The 2018 RSA Plan is administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2018 RSA Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2018 RSA Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2018 RSA Plan and any agreements related to awards granted under the 2018 RSA Plan. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2018 RSA Plan.

Available Shares

Subject to adjustment, a maximum of 2,559,323.13 Class B common shares may be awarded under the 2018 RSA Plan. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions.

If any award of Class B common shares under the 2018 RSA Plan (“Restricted Shares”) expires or is forfeited in whole or in part (including as the result of Class B Common Shares subject to such Restricted Share award being repurchased by the Company pursuant to a contractual repurchase right or being forfeited back to the Company), the unused Class B Common Shares covered by such Restricted Share award shall again be available for the grant of Restricted Shares. Additionally, any Class B Common Shares delivered to the Company by a Participant to either used to purchase additional Restricted Shares or to satisfy the applicable tax withholding obligations with respect to Restricted Shares (including shares retained from the Restricted Share award creating the tax obligation) shall be added back to the number of shares available for the future grant of Restricted Shares.

Restricted Shares

The board may grant awards entitling recipients to acquire Restricted Shares, subject to the right of the Company to repurchase all or part of such Restricted Shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Restricted Share award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Restricted Share award.

The board shall determine the terms and conditions of a Restricted Share award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of Restricted Shares, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.

Amendment and Termination

Our board of directors may, at any time, amend or terminate the 2018 RSA Plan but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.

Transferability

Subject to certain limited exceptions, awards of Restricted Shares under the 2018 RSA Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Effective Date; Term

The 2018 RSA Plan became effective on December 21, 2018 and expires on December 31, 2028 unless terminated earlier by the board of directors.

Phantom Stock Options

Phantom Stock Plans

In June 2013, each of IBEX Philippines Inc., IBEX Global Solutions (Private) Limited, The Resource Group Senegal S.A., Virtual World (Private) Limited adopted phantom stock plans (collectively, the “Legacy Phantom Stock Plans”), which provided for grants of “phantom stock options” to certain of their executive officers and employees. Each phantom stock option provided the participant with a contractual right to receive upon vesting an amount equal to the difference between the fair market value of a share at the time of exercise and the exercise price of the option per share. In February 2018, all Legacy Phantom Stock Plans and phantom stock options granted under such plans were cancelled.

In February 2018, each of IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, IBEX Global Solutions Senegal S.A., and Virtual World (Private) Limited, and in March 2018, each of IBEX Global Jamaica Limited, and IBEX Global Solutions Nicaragua SA adopted phantom stock plans (collectively, the “Phantom Stock Plans”, which provide for grants of “phantom stock options” to certain of their executive officers and employees. Each phantom stock option provides the participant with a contractual right to receive an amount equal to the difference between the fair market value of a vested common share of IBEX Limited at the time of exercise and the exercise price of the option per share. In the event that the payment due to a grantee who has exercised an option exceeds $10,000, the relevant company may elect in its sole discretion to make payments in equal installments (without interest) over a period not exceeding three years, provided that each installment shall be no less than $10,000 (unless the residual amount is less than $10,000). On February 23, 2018, we granted 105,546 phantom stock options under the Phantom Stock Plans. On March 1, 2018, we granted 77,129 phantom stock options under the Phantom Stock Plans.

On December 28, 2018, we terminated the Phantom Stock Plans for IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions Senegal S.A., Virtual World (Private) Limited, and IBEX Global Solutions Nicaragua SA. All phantom stock options under these specific Phantom Stock Plans were cancelled upon termination of the identified Phantom Stock Plans.

The Phantom Stock Plans for IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and IBEX Global Jamaica Limited remain in effect. As of June 30, 2019, an aggregate amount of 41,993 phantom stock options has vested and an aggregate amount of 54,575 phantom stock options is outstanding under those plans.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 15, 2019 by:

•	each of our directors;
•	each of our executive officers;
•	all of our directors and executive officers as a group; and
•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares, and who are referred to as our major shareholders.

The column entitled “Shares Beneficially Owned Before this Offering” is based on a total of           common shares which, for comparability purposes, gives effect to the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 956,835 Class B common shares into an aggregate of           common shares. The column entitled “Shares Beneficially Owned After this Offering if the underwriters’ option is not exercised” gives effect to the issuance of           common shares that we are selling in this offering if the underwriters do not exercise their option to purchase additional shares. The column entitled “Shares Beneficially Owned After this Offering if the underwriters’ option is exercised in full” gives effect to the issuance of           common shares that we are selling in this offering and the issuance of           common shares if the underwriters exercise their option to purchase additional shares in full.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common shares. Restricted common shares that vest within 60 days of December 15, 2019 are considered outstanding and beneficially owned by the person holding the shares for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of our common shares beneficially owned by them, subject to community property laws, where applicable.

Upon the consummation of this offering and the adoption of our amended and restated bye-laws that will become effective upon the closing of this offering, our major shareholders will not have voting rights that are different from our shareholders in general, subject to the Stockholders’ Agreement with TRGI.

Except as otherwise set forth below, the address of the beneficial owner is c/o IBEX Limited, 1700 Pennsylvania Avenue NW, Suite 560, Washington, DC 20006, USA.

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering if the underwriters' option is not exercised	Shares Beneficially Owned After this Offering if the underwriters' option is exercised in full
Name	Total	Percentage	Percentage	Percentage
Principal Shareholder:
The Resource Group International Limited(1)	10,394,934
Named Executive Officers and Directors:
Mohammed Khaishgi(2)
Karl Gabel(3)
Christy O’Connor(4)
Robert Dechant(5)
Jeffrey Cox(6)
Jason Tryfon(7)
Bruce Dawson(8)
David Afdahl(9)
Julie Casteel(10)
Shuja Keen(11)
Daniella Ballou-Aares(12)
John Jones(12)
All executive officers and directors as a group (fourteen persons)(13)
*	Represents beneficial ownership of less than one percent (1%) of outstanding common shares.
(1)	The Resource Group International Limited (“TRGI”) is controlled by TRG Pakistan Limited (“TRGP”) a publicly traded Pakistan corporation listed on the Pakistan Stock Exchange. As of December 15, 2019, TRGP beneficially owns 57.2% of TRGI’s outstanding voting securities (45.71% if all outstanding non-voting common shares are converted into voting common shares). The address for TRGI is Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. The address for TRGP is Centre Point Building, Level 18th, off Saheed-e-Millat Expressway, Karachi, Pakistan. This reflects the automatic conversion of one Series A preferred share, 10,290,984.0561 Series B preferred shares and 103,949.3330 Series C preferred shares into common shares upon completion of this offering.
(2)	Consists of restricted common shares (after giving effect to the conversion of the Class B common shares into common shares upon the completion of this offering (the “Class B conversion”)), of which are expected to vest within 60 days of December 15, 2019.
(3)	Consists of restricted common shares (after giving effect to the Class B conversion), of which are expected to vest within 60 days of December 15, 2019.
(4)	Consists of restricted common shares (after giving effect to the Class B conversion), of which will be vested within 60 days of December 15, 2019.
(5)	Consists of restricted common shares (after giving effect to the Class B conversion), of which are expected to vest within 60 days of December 15, 2019.

(6)	Consists of Series B shares and Series C shares. The balance consists of restricted common shares (after giving effect to the Class B conversion), of which are expected to vest within 60 days of December 15, 2019.
(7)	Consists of restricted common shares (after giving effect to the Class B conversion), of which are expected to vest within 60 days of December 15, 2019.
(8)	Consists of restricted common shares (after giving effect to the Class B conversion), of which are expected to vest within 60 days of December 15, 2019.
(9)	Consists of restricted common shares (after giving effect to the Class B conversion), of which are expected to vest within 60 days of December 15, 2019.
(10)	Consists of restricted common shares (after giving effect to the Class B conversion), of which are expected to vest within 60 days of December 15, 2019.
(11)	Consists of restricted common shares (after giving effect to the Class B conversion), of which are expected to vest within 60 days of December 15, 2019.
(12)	Consists of restricted common shares (after giving effect to the Class B conversion), all of which vested as of December 15, 2019.
(13)	Consists of restricted common shares (after giving effect to the Class B conversion), of which are expected to vest within 60 days of December 15, 2019.

Holdings by U.S. Shareholders

As of December 15, 2019, after giving effect to the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 956,835 Class B common shares into an aggregate of           common shares, approximately           % of our outstanding common shares were held by           record holders in the United States.

In March 2018, we completed a 1.11650536356898-to-1 reverse share split, which had an impact on our common shares, our employee stock option plans and the Amazon Warrant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Transaction

Prior to June 30, 2017, our business was conducted through various wholly- or majority-owned portfolio companies of TRGI, which we refer to as the Continuing Business Entities. The predecessor companies for our Customer Engagement and Customer Expansion solutions were established in 1996 and acquired by TRGI in 2004. The predecessor company for our Customer Experience solution was established in 1984 and acquired by TRGI in 2004. The predecessor company for our Customer Acquisition business was founded as a subsidiary of TRGI in 2008.

On June 30, 2017, TRGI completed a series of transactions constituting the Reorganization Transaction, as a result of which TRGI acquired 4,254,221 of our convertible preference shares and 6,140,713 of our common shares (representing 88.5% of our outstanding common shares) and the Continuing Business Entities became our wholly owned direct and indirect subsidiaries. We consider the Reorganization Transaction to be a transaction between entities under common control as all of the combining entities or businesses were ultimately controlled by TRGI both before and after the Reorganization Transaction and such control was not transitory.

In addition, in connection with the consummation of the Reorganization Transaction, Mr. Jeffrey Cox, a member of our executive leadership team, and Mr. Anthony Solazzo, the chief executive officer of our discontinued operation Etelequote Limited, acquired minority interests in our company (322,599 and 478,115 common shares, respectively). The number of common shares of IBEX Limited issued to Messrs. Cox and Solazzo was determined based on the relative values of their respective minority interests in two of the Continuing Business Entities that were contributed by TRGI to our company. The relative values of those entities was not dependent upon the price at which common shares are being sold in this offering but rather was determined on the basis of independent third-party valuations of two Continuing Business Entities and our company.

In connection with the Reorganization Transaction, we provided an indemnity to Mr. Solazzo. Our indemnification obligation is capped at £2.0 million. No claim under the indemnity has been made, and we believe that any material indemnity exposure for us is remote.

One of the Continuing Business Entities, DGS Limited, entered into a “Profit Share Agreement” dated as of June 30, 2017 with Mr. Cox whereby, in exchange for his services as chief executive officer of that entity, Mr. Cox will receive 13.9% of any cash dividends paid by DGS Limited to us. That agreement expired by its terms on June 30, 2018. The parties entered into a new Profit Share Agreement, effective as of June 30, 2019, whereby in exchange for his services as chief executive officer of DGS Limited, Mr. Cox will receive a fee equal to 16.18% of any cash dividends paid by DGS Limited to us The Profit Share Agreement terminates upon the earliest to occur of the satisfaction of any dividend preference on the preference shares issued by us, the conversion of all preference shares issued by us into common shares, a sale of substantially all the assets of DGS Limited or its direct or indirect subsidiaries to an unaffiliated third party, a sale of all of the shares held by us in DGS Limited or IBEX Global Limited to an unaffiliated third party, a sale of substantially all of the assets held by either of such entities to an unaffiliated third party, and June 30, 2020.

Spin-off of Etelequote Limited to our Parent Company

On June 26, 2019, we transferred all of our equity interests in Etelequote Limited to our parent company, The Resource Group International Limited. In consideration of the share transfer, TRGI has agreed to waive $47.9 million of the aggregate preference amount to which the Series C preferred shares held by it are entitled upon a voluntary or involuntary liquidation, dissolution or winding up after holders of our Series A preferred shares and Series B preferred shares receive their respective entitlements. The $47.9 million amount represents the agreed purchase price for the share transfer. After giving effect to the $47.9 million dividend waiver, the Series C preferred shares held by TRGI will be entitled to receive in preference $38.3 million of any proceeds from a voluntary or involuntary liquidation, dissolution or winding up after holders of our Series A preferred shares and Series B preferred shares receive their respective entitlements. As a result of the ETQ Spin-off, Etelequote Limited is no longer a part of our ongoing business and is treated as a discontinued operation as of June 30, 2019 and for the fiscal years ended June 30, 2019 and 2018. For more information on the ETQ Spin-off, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus

Other Related-Party Transactions

Loans to Directors and Executive Officers for Purchase of Restricted Shares

In December 2018, we granted awards of an aggregate of 2,368,368 Class B common shares under the 2018 RSA Plan, of which 1,125,558 Class B common shares were pursuant to awards made to our directors and executive officers. Under the terms of their awards, our directors and executive officers were required to purchase the Class B common shares covered by those awards. In satisfaction of the purchase price obligation, each of our directors and executive officers delivered to us a promissory note in the amount of the aggregate purchase price for the Class B common shares covered by that individual’s award. Under each promissory note, 50% of the principal amount owed is recourse to the borrower and 50% is non-recourse; the portion of the principal that is non-recourse is secured by a pledge over the Class B common shares awarded to the borrower. It is anticipated that the indebtedness of the directors and executive officers represented by the promissory notes described above will be repaid or forgiven prior to this offering. For more information, refer to Notes 19.5 and 23 to our audited consolidated financial statements included elsewhere in this prospectus.

TRGH-iSky Loan

On August 7, 2018, TRG Holdings LLC entered into a loan agreement with iSky, Inc. to repay approximately $1,459,516 related to a sales tax settlement on behalf of iSky with the Canadian Revenue Agency at an interest rate of 15% per annum with a maturity date of August 7, 2019; provided however that such loan is payable immediately upon demand by TRG Holdings LLC. Funds borrowed under this loan arrangement were paid directly to the Canadian Revenue Agency. Pursuant to the terms of the loan, any additional amount of interest not calculable at the time of the loan shall be paid made a part of the loan agreement and shall be repaid under the same terms as initial loan. This loan agreement was assumed by IBEX Limited from iSky, Inc. in June, 2019. The outstanding balance of the loan payable to TRG Holdings LLC as of June 30, 2019 was $1.3 million.

Ibex Global Solutions Limited (Pakistan), Virtual World Private Ltd, DGS Private Limited – Afiniti Software Solutions (Pvt) Limited and Afiniti, Inc. Shares Services Agreement

Ibex Global Solutions Limited (Pakistan), Virtual World Private Ltd, DGS Private Limited – Afiniti Software Solutions (Pvt) Limited and Afiniti, Inc. are parties to a Master Services and Cross Charge Agreement dated June 1, 2019 whereby the parties to the agreement each provide certain IT related services to the other and such services are cross charged to the other parties.

Stockholders’ Agreement

We are party to a Stockholders’ Agreement with TRGI dated as of September 15, 2017. The agreement requires that we obtain TRGI’s prior written consent before we or our subsidiaries take or commit to take certain material actions, including, among others:

•	acquisition of the stock or assets of an unaffiliated entity in a single transaction or a series of related transactions with an enterprise value greater than $2.0 million;
•	consolidation, merger, amalgamation or other business combination with any entity other than us or a wholly-owned subsidiary of ours, or a “Change in Control” (as defined in our debt instruments);

•	disposition or transfer, in a single transaction or a series of related transactions, to another party of our or any of our subsidiaries’ assets with a value greater than $2.0 million in the aggregate or for consideration greater than $2.0 million, other than in the ordinary course of business;
•	entry into any corporate strategic relationship involving the payment, contribution or assignment by us or any of our subsidiaries of money or assets greater than $1.0 million;
•	creation of any new class of equity securities, issuance of additional shares of any class of equity securities, or any offering of securities (except for awards under stockholder-approved equity plans and issuances to our parent company or any of its subsidiaries);
•	incurrence, assumption or guarantee of indebtedness by us to any third party;
•	incurrence, assumption or guarantee of incremental indebtedness (as measured from indebtedness existing on September 15, 2017) by us, in a single transaction or a series of related transactions, in an amount greater than $5.0 million;
•	transfer of any senior note issued by e-Telequote Insurance, Inc. under a certain Note Purchase Agreement dated June 2017 (the “2017 ETQ Notes”) by any holder thereof or any amendment to the 2017 ETQ Notes or the related note purchase agreement;
•	repurchase of our equity securities or adoption of any share repurchase plan;
•	capital expenditures in an aggregate amount greater than $10.0 million in any fiscal year;
•	listing of any securities on any securities exchange;
•	appointment and / or removal of independent auditors or any material change in our accounting policies and principles or internal control procedures;
•	bankruptcy, liquidation, dissolution, winding up or similar event or action;
•	any change of our principal lines of business, entry into new lines of business, or exit from the current lines of business;
•	amendment, modification or repeal of any provision of our or our subsidiaries’ organizational documents; and
•	commencement or settlement of any material litigation.

The Stockholder’s Agreement further provides that, to the fullest extent permitted by law and subject to section 97 of the Bermuda Companies Act and our Bye-laws:

•	TRGI and its partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may directly or indirectly engage in the same or similar business activities or lines of business as us or any of our subsidiaries, including those lines of business deemed to be competing with us or any of our subsidiaries;
•	TRGI, its affiliates and their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may do business with any of our potential or actual customers or suppliers; and
•	TRGI, its affiliates and their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may employ or otherwise engage any of our officers or employees.

Registration Rights Agreements

On September 15, 2017, we have entered into a registration rights agreement whereby we grant certain registration rights to TRGI, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act, our common shares held by them. In addition, we have committed to file as promptly as possible after receiving a request from TRGI a shelf registration statement registering secondary sales of our common shares held by TRGI. TRGI also has the ability to exercise certain piggyback registration rights in respect of common shares held by it in connection with registered offerings requested by other holders of registration rights or initiated by us.

Amazon is entitled to customary shelf and piggy-back registration rights with respect to the shares issued upon exercise of the Amazon Warrant.

Limitations of Liability and Indemnification Matters

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Bermuda law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

We entered into an indemnification agreement with Mr. Solazzo dated as of June 30, 2017 under which we have agreed to indemnify him for specified tax liabilities arising from the exchange of his equity interest in Etelequote PLC for 478,115 of our common shares. The indemnification obligation is capped at $2.0 million, exclusive of certain reasonable expenses that Mr. Solazzo may incur in connection with defending against any tax liability or any indemnifiable interest, fines, or penalties imposed on Mr. Solazzo.

Policies and Procedures With Respect to Related Party Transactions

Upon the closing of this offering, we intend to adopt policies and procedures whereby our Audit Committee will be responsible for reviewing and approving related party transactions. In addition, our Code of Ethics will require that all of our employees and directors inform us of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest, subject to the provisions of the Stockholders’ Agreement (as described above). Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

Licensing and Sublicensing Agreements

License of Clearview Software

iSky, Inc. and TRG Holdings LLC are party to a license agreement dated as of July 1, 2014 under which TRG Holdings has purchased 900 access licenses to iSky’s Clearview software for a fee of $1.8 million.

License of TRG Customer Solutions Software

IBEX Global Europe S.A.R.L. and TRG Customer Solutions, Inc. are party to an Intellectual Property License Agreement dated as of May 8, 2013 under which TRG Customer Solutions licenses proprietary software to IBEX Global Europe in exchange for royalty payments.

Sublicense of Microsoft Licenses

TRGI, TRG Customer Solutions, Inc. and IBEX Global Solutions Ltd. are parties to an Intellectual Property Sublicensing Agreement dated as of July 1, 2014, under which TRG Customer Solutions, Inc. has sublicensed to TRGI certain Microsoft licenses for a total payment of $5,492,798, which has been fully paid.

Software Services Agreement with Afiniti

Pursuant to a Standard Terms and Conditions agreement and Commercial Schedule, each dated November 14, 2017, between our subsidiary TRG Customer Solutions, Inc. dba IBEX Global Solutions and SATMAP Incorporated dba Afiniti, Inc., Afiniti Inc. may provide certain intelligent call routing services to IBEX Global Solutions in exchange for a fee equal to $1,800 per supported call center seat per year for up to 2,000 call center seats. Under these agreements, IBEX Global Solutions has a prepayment credit with Afiniti Inc. equal to $1.1 million as of June 30, 2019.

Pursuant to a Standard Terms and Conditions agreement and Commercial Schedule, each dated December 1, 2010, as amended on January 14, 2014, between our subsidiary Digital Globe Services, Inc. and SATMAP Incorporated dba Afiniti, Inc., Afiniti Inc. may provide certain intelligent call routing services to Digital Globe Services, Inc. in exchange for a fee equal to $9 per incremental revenue generating unit generated through the service. During the fiscal year ended June 30, 2018 and June 30, 2019, the amounts invoiced by Afiniti, Inc. to Digital Globe Services, Inc. under this agreement were $67,941 and $70,028, respectively.

Contribution of Intellectual Property

On October 19, 2017, The Resource Group International Limited assigned to us all right and title in certain call center software as a contribution to our surplus capital.

Services Agreements

Pursuant to a Service Agreement dated January 1, 2012 between our subsidiary iSky, Inc. (“iSky”) and its affiliate BPO Solutions, Inc., BPO Solutions, Inc. has made available to iSky specified offshore support services, including accounting, IT, call center and general back office support services, which are billed on a cost-plus basis. During the fiscal year ended June 30, 2018 and June 30, 2019, the amounts invoiced by BPO Solutions to iSky under this agreement were $1.1 million and $0.0 million, respectively. From January 2018, one of the subsidiaries of IBEX Global Limited providing to iSky specified offshore support services, including accounting, IT, call center and general back office support services, which are billed on a cost-plus basis.

Pursuant to a Service Agreement dated April 1, 2013 between our subsidiary TRG Customer Solutions, Inc. and its affiliate TRG Holdings LLC, TRG Customer Solutions (Canada), Inc. agreed to employ certain TRG Holdings LLC personnel, for which TRG Customer Solutions, Inc. bills TRG Holdings on a cost-plus basis. During the fiscal year ended June 30, 2018 and June 30, 2019, the amount invoiced by TRG Customer Solutions, Inc. to TRG Holdings under this agreement was $85,264 and $111,052, respectively.

Pursuant to a Services Agreement dated May 1, 2014 between our subsidiary TRG Customer Solutions, Inc. and its affiliate SATMAP Incorporated dba Afiniti, Inc., TRG Customer Solutions, Inc. agreed to provide information technology services to Afiniti, Inc. which are billed at a cost-plus basis. During the fiscal year ended June 30, 2018 and June 30, 2019, the amount invoiced by TRG Customer Solutions, Inc. to Afiniti, Inc. under this agreement was $110,956 and $2,767, respectively.

Pursuant to a Services Agreement dated January 1, 2016 between our subsidiary TRG Customer Solutions, Inc. and TRG Marketing Services, Inc., TRG Customer Solutions, Inc. agreed to provide call center services to support TRG Marketing Services, Inc., which were billed at a fee equal to twice the actual payroll costs. The agreement is no longer active and there is a legacy balance of less than $13,000 as of June 30, 2019 owing from TRG Marketing Services, Inc. to TRG Customer Solutions, Inc.

Pursuant to a Services Agreement dated January 1, 2015 between our subsidiary Virtual World (Private) Limited and TRG (Private) Limited, TRG (Private) Limited agreed to make available to certain overflow call center space and back office personnel to Virtual World (Private) Limited. The overflow call center space was billed at a fee equal to $100 per call center seat per month plus direct costs, and the back office personnel were billed at actual payroll cost. The agreement is no longer active and there is a legacy balance of $0.1 million as of June 30, 2019 owing from Virtual World (Private) Limited to TRG (Private) Limited.

Sublease of Office Space

Pursuant to an agreement dated June 30, 2018, TRG Customer Solutions, Inc. and iSky, Inc. have agreed to sublease office space in Washington, D.C. leased by TRG Holdings, LLC. On July 1, 2018, iSky, Inc. exercised its right to terminate the sub-lease agreement and effectively TRG Customer Solutions, Inc. became the sole sub-lessee. The lease amount payable under this sublease is $26,616 per month with nominal increases that go into effect as of July 1, 2020 and thereafter.

Pursuant to an agreement dated June 1, 2017, between our subsidiary, IBEX Global Solutions (Private) Limited and TRG (Private) Limited, TRG (Private) Limited agreed to lease certain office space in Pakistan to IBEX Global Solutions (Private) Limited. The lease amount payable under this agreement is approximately $1,400 per month.

Participation in Health and Welfare Plans

Our subsidiary TRG Customer Solutions, Inc. and its affiliate TRG Holdings LLC are parties to a Third Party Services Agreement dated April 1, 2013 whereby employees of TRG Holdings LLC and its affiliates are permitted to participate in the health, dental, and life insurance plans offered by TRG Customer Solutions, Inc. to its employees. TRG Holdings LLC is obligated to indemnify TRG Customer Solutions, Inc. for any claims arising out of the participation in such plans by employees of TRG Holdings and its affiliates.

Pursuant to a Third Party Services Agreement dated May 1, 2014 between TRG Customer Solutions, Inc., SATMAP Incorporated, and TRG Holdings LLC, TRG Customer Solutions, Inc. directly permit SATMAP Incorporated to participate in the health, dental, and life insurance plans offered by TRG Customer Solutions, Inc. to its employees. SATMAP Incorporated is obligated to indemnify TRG Customer Solutions, Inc. for any claims arising out of the participation in such plans by employees of SATMAP Incorporated. As of January 1, 2018, SATMAP Incorporated terminated the Third Party Services Agreement and no longer participates in the health, dental and life insurance plans of TRG Customers Solutions, Inc.

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus we provide information assuming that the initial public offering price per share of common share is $         , which is the midpoint of the estimated price range set forth on the cover of this prospectus. However, some of the information that we provide will be affected if the initial public offering price per common share in this offering is different from the midpoint of the estimated price range set forth on the cover of this prospectus. The following table presents how some of the information set forth in this prospectus would be affected by a $1.00 increase (decrease) in the initial public offering price per common share from the midpoint of the estimated price range, assuming that the underwriters’ option to purchase additional common units is not exercised.

Price per share
	$	$	$
(in thousands, except per share data)
Common shares issuable for:
Series A preferred share
Series B preferred shares
Series C preferred shares
Class B common shares
Total
Amazon Warrant:
Total(1)
Weighted average exercise price after conversion
Equity ownership percentages following this offering
Existing owners in this offering assuming exercise of vested portion of Amazon Warrant and vested Restricted Shares	%	%	%
New investors in this offering assuming exercise of vested portion of Amazon Warrant and vested Restricted Shares	%	%	%
Total	100%	100%	100%
Net proceeds
Net proceeds from this offering, after underwriting discounts and commissions and estimated offering expenses payable by us
Pro forma as adjusted capitalization as of June 30, 2019
Cash and cash equivalents
Total debt
Stockholders’ equity
Common shares, $0.000111650536 par value per share
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income
Total stockholders’ equity
Total capitalization
Dilution as of June 30, 2019
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering
Dilution per share to new investors in this offering
(1)	Assumes net exercise.

In addition, throughout this prospectus we provide information assuming that the underwriters’ option to purchase additional shares of common stock from us is not exercised. However, some of the information that we provide will be affected if the underwriters’ option to purchase additional common shares is exercised. The following table presents how some of the information set forth in this prospectus would be affected by a $1.00 increase (decrease) in the initial public offering price per common share from the midpoint of the price range if the underwriters exercise in full their option to purchase additional common shares.

Price per share
	$	$	$
(in thousands, except per share data)
Common shares issuable for:
Series A preferred share
Series B preferred shares
Series C preferred shares
Class B common shares
Total
Amazon Warrant:
Total(1)
Weighted average exercise price of warrants after conversion
Equity ownership percentages following this offering
Existing owners in this offering assuming exercise of vested portion of Amazon Warrant and vested Restricted Shares	%	%	%
New investors in this offering assuming exercise of vested portion of Amazon Warrant and vested Restricted Shares	%	%	%
Total	100%	100%	100%
Net proceeds
Net proceeds from this offering, after estimated underwriting discounts and commissions and estimated offering expenses payable by us
Pro forma as adjusted capitalization as of June 30, 2019
Cash and cash equivalents
Total debt
Stockholders’ equity
Common stock, $0. 000111650536 par value per share
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income
Total stockholders’ equity
Total capitalization
Dilution as of June 30, 2019
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering
Dilution per share to new investors in this offering
(1)	Assumes net exercise.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our amended memorandum of association and our amended and restated bye-laws that will become effective as of the closing of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our amended memorandum of association and amended and restated bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. We refer in this section to our amended memorandum of association and amended and restated bye-laws that we intend to adopt in connection with this offering as our memorandum of association and bye-laws, respectively. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 52347. We were incorporated on February 28, 2017 under the name Forward March Limited. We changed our name to IBEX Holdings Limited on September 15, 2017 and then changed our name to IBEX Limited on September 9, 2019. Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda.

The objects of our business are unrestricted, and the company has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Prior to the closing of this offering, our shareholders will approve certain amendments to our bye-laws which will become effective upon closing of this offering. The following description assumes that such amendments have become effective.

Since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered. Since our incorporation, we have redesignated certain of our authorized common share capital as preferred shares.

There has been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

There has been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.

We have applied to list our common shares on Nasdaq under the symbol “IBEX.”

Initial settlement of our common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities registered through DTC’s book-entry transfer system. Each person beneficially owning common shares registered through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.

Share Capital

Our authorized share capital is $12,000. On March 16, 2018, our authorized share capital was divided into 103,223,990.46 common shares and 4,254,221.39 convertible preference shares, par value $0.000111650536 per share. As of such date, we had 4,254.221 convertible preference shares and 6,941,427 common shares outstanding.

As a result of a recapitalization implemented on December 21, 2018 in connection with our adoption of the 2018 RSA Plan, our authorized share capital is divided into three series of preferred shares (each carrying its own rights and preferences) and two classes of common shares. The authorized and outstanding shares of each series of preferred shares and class of common shares as of June 30, 2019 are as follows:

•	Series A Convertible Preferred Share (“Series A preferred share”) – 1 Series A preferred share is authorized, issued and outstanding, and it is held by our parent company, The Resource Group International Limited.
•	Series B Convertible Preferred Shares (“Series B preferred shares”) – The maximum authorized number of Series B preferred shares is 12,512,994.466500, of which 11,083,691.3814 were issued and outstanding and are held by our parent company, The Resource Group International Limited (10,290,984.0561 Series B preferred shares), and Mr. Jeffrey Cox, one of our executive officers (319,373.4456 Series B preferred shares).
•	Series C Convertible Preferred (“Series C preferred shares”, and together with the Series A preferred shares and the Series B preferred shares, the “preferred shares”) – The maximum authorized number of Series C preferred shares is 12,639,389.35000, of which 111,986.4786 were issued and outstanding and are held by our parent company, The Resource Group International Limited (103,949.3339 Series C preferred shares), and Mr. Cox (3,225.9944 Series C preferred shares).
•	Class A Common Shares (“Class A common shares”) – The maximum authorized number of Class A shares is 79,766,504.249454, of which none are issued and outstanding.
•	Class B Common Shares (“Class B common shares”) – The maximum authorized number of Class B common shares is 2,559,323.13, of which 2,373,374 were issued subject to vesting restrictions pursuant to awards made to our directors, executive officers and other senior management personnel under the 2018 RSA Plan.

Upon the consummation of this offering, the outstanding preferred shares and then vested Class B common shares will automatically and mandatorily convert as follows:

•	The Series A preferred share will convert into one Series C preferred share;
•	Each Series B preferred share will convert into Series C preferred shares on a one-for-one basis;
•	Each Series C preferred share (including those issued as a result of the conversions of Series A preferred shares and Series B preferred shares into Series C preferred shares) will convert into a number of Class A common shares that will be determined in accordance with a formula that is set forth in the certificate of designations pursuant to which the Series C preferred shares were authorized and issued on December 21, 2018, which number of Class A common shares will vary depending on the initial public offering per share in this offering and the number of preferred shares outstanding immediately prior to the pricing of this offering;
•	Each Class B common share will convert into Class A common shares on a one-for-one basis; and
•	Each Class A common share will be redesignated as a common share.

See “Pricing Sensitivity Analysis.”

Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Prior to this offering, we will amend and restate our memorandum of association and our bye-laws to provide as follows.

Common Shares

Holders of common shares have no pre-emptive, redemption or conversion rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preferred shares.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of the company.

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preferred shares. Any cash dividends payable to holders of our common shares listed on the Nasdaq Global Market will be paid to Broadridge Corporate Issuer Solutions, Inc., our paying agent in the U.S. for disbursement to those holders.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied in accordance with our bye-laws either: (i) with the consent in writing of the holders of 50% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least one person holding or representing 25% of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preferred shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preferred shares, to vary the rights attached to any other class or series of preferred shares.

Transfer of Shares

Our board of directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as our board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Where our shares are listed or admitted to trading on any appointed stock exchange, such as Nasdaq , they will be transferred in accordance with the rules and regulations of such exchange.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. We have chosen not to waive the convening of an annual general meeting.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our board of directors may convene an annual general meeting and the chairman or a majority of our directors then in office may convene a special general meeting. Under our bye-laws, at least five days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting.

Subject to the rules of Nasdaq, our bye-laws provide that the quorum required for a general meeting of shareholders is one or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 25% of all issued and outstanding common shares.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, as amended (the “Companies Act”), establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board of directors shall consist of ten directors or such greater number as we may determine.

Our bye-laws provide that any shareholder holding 50% or more of the nominal value of our voting shares will have the right to appoint five directors to our board of directors. If there is no such 50% holder, then any shareholder holding 25% or more of the nominal value of our voting shares (first in time as compared to any other 25% shareholder) will have the right to appoint five directors to our board of directors.

Any director not appointed by a 25% or more shareholder as described above may be removed by the shareholders provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Bermuda law requires that the Company shall file with the Bermuda Registrar of Companies a list of its directors and must notify the Registrar of any changes in such directors within 30 days of the date of the change.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age. Decisions taken by the board are decided by a simple majority of votes.

The compensation of our directors is determined by the board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other reasonable out-of-pocket expenses properly incurred by them in connection with our business or their duties as directors.

Our bye-laws provide that a director who discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless disqualified from voting by the chairman of the relevant meeting of the board of directors.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

Our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. The Companies Act and our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of

Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Any amendment to our bye-laws require the approval of the board and a member resolution passed by 75% of those members attending and entitled to vote.

Amalgamations, Mergers and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders.

Under Bermuda law and pursuant to our bye-laws, approval of 50% of the shareholders voting by written resolution or at a shareholder meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be one or more persons holding or representing more than 25% of the issued shares of the company.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Waivers of compliance with any provision of the Securities Act or Exchange Act are void under the terms of such acts. Accordingly, the operation of this bye-law provision as a waiver of the right to sue for violations of the U.S. federal securities laws would likely be unenforceable in U.S. courts.

In addition, our bye-laws contain a provision by virtue of which unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York will be the exclusive forum for any private action asserting violations by us or any of our directors or officers of the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the United States District Court for the Southern District of New York, the plaintiff or plaintiffs shall be deemed by this provision of the bye-laws (i) to have consented to removal of the action by us to the United States District Court for the Southern District of New York, in the case of an action filed in a state court, and (ii) to have consented to transfer of the action pursuant to 28 U.S.C. § 1404 to the United States District Court for the Southern District of New York.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by Compass Administration Services Ltd. in Bermuda, and a branch register will be maintained in the U.S. by Broadridge Corporate Issuer Solutions, Inc., which will serve as branch registrar and transfer agent.

Untraced Shareholders

Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

The BMA has pursuant to its statement of June 1, 2005 given its general permission under the Bermuda Exchange Control Act 1972 (and its related regulations) for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our common shares are listed on the Nasdaq Global Market, or any other appointed stock exchange. This general permission would cease to apply if our common shares were to cease to be so listed and in such event specific permission would be required from the BMA for all issues and transfers of our common shares subject to certain exceptions set out in the BMA statement of June 1, 2005.

Accordingly, in giving such consent or permissions, neither the BMA nor the Registrar of Companies in Bermuda shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

BERMUDA COMPANY CONSIDERATIONS

Our corporate affairs are governed by our memorandum of association and bye-laws and by the corporate law of Bermuda. The provisions of the Companies Act 1981, as amended (the “Companies Act”) which applies to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their stockholders. The following is a summary of significant differences between the Companies Act (including modifications adopted pursuant to our amended and restated bye-laws that will become effective as of the closing of this offering, as described under “Description of Share Capital” above) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their stockholders.

Bermuda			Delaware
Shareholder meetings
•
May be called by President or the Chairman, any two directors, any director and the company secretary or the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.
			•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

•	May be held in or outside Bermuda.		•	May be held in or outside of Delaware.

•	Notice:		•	Notice:

	•	Shareholders must be given at least five days’ advance notice of a general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.		• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

	•	Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.		•
Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s voting rights
•
Shareholders may act by written resolution to elect directors. Shareholders may not act by written resolution to remove a director or auditor, except that a director appointed by a 25% or more shareholder may be removed by that shareholder by notice in writing to the company.
			•	With limited exceptions, stockholders may act by written consent to elect directors.

•
Generally, except as otherwise provided in the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
			•	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

Bermuda		Delaware
•
The voting rights of shareholders are regulated by the company’s bye-laws and, in certain circumstances, by the Companies Act. Our bye- laws specify that one or more shareholders present in person or by proxy representing in excess of 25% of the total shares in the company entitled to vote at such general meeting shall form a quorum.
•
For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

•	Our bye-laws provide that once a quorum is present in general meeting it is not broken by the subsequent withdrawal of any shareholders.	•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.

•	The bye-laws may provide for cumulative voting, although our bye-laws do not.	•	The certificate of incorporation may provide for cumulative voting.

•
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. The approval of 50% of the shareholders signing a written resolution or voting at a shareholder meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be one or more persons holding or representing more than 25% of the issued shares of the company.
•
Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.

•
Every company may when authorized by a resolution of the board of directors sell, lease or exchange all or substantially all of its property and assets as its board of directors deems in the best interests of the company.
•
Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•
Any company which is the wholly-owned subsidiary of a holding company, or one or more companies which are wholly-owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.
•
Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

•	Any mortgage, charge or pledge of a company’s property and assets may be authorized without the consent of shareholders subject to any restrictions under the bye-laws.	•
Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Bermuda		Delaware
Directors
•	The board of directors must consist of at least one director.	•	The board of directors must consist of at least one member.

•	The number of directors fixed by our bye-laws is ten and any changes to such number must be approved by the shareholders.	•
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•	Removal:	•	Removal:

•
Under our bye-laws, any or all directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at a special meeting convened and held in accordance with the bye-laws for the purpose of such removal.
			•	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

	• A 25% or more shareholder who is entitled to appoint directors to the board pursuant to our bye-laws is also entitled to remove any directors so appointed by notice in writing to the company.		•	In the case of a classified board, stockholders may effect removal of any or all directors only for cause.

Duties of directors
•
The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our board of directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•
Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally.

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

	•	a duty to avoid conflicts of interest; and

• a duty to exercise powers for the purpose for which such powers were intended.

Bermuda		Delaware
•	The Companies Act imposes a duty on directors and officers of a Bermuda company:	•
In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

	•	to act honestly and in good faith with a view to the best interests of the company; and

	•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•
The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof. Our shareholders may not have a direct cause of action against our directors, particularly due to the waiver given by shareholders in the bye-laws of any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Takeovers
•	An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:	•
Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights.

•
By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•
By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the
•
Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Bermuda	Delaware

holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•
Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Dissenter’s rights of appraisal
•
A dissenting shareholder (that did not vote in favor of the amalgamation or merger) of a Bermuda exempted company and who is not satisfied that he has been offered fair value for his shares may apply to the court to appraise the fair value of his or her shares in an amalgamation or merger.
	•	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

•
The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Dissolution
•
Under Bermuda law, a solvent company may be wound up by way of a members’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.
•
Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all stockholders entitled to vote thereon consent in writing to such dissolution.

Bermuda	Delaware
Shareholder’s derivative actions
•
Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
•
In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common shares, and although we expect that our common shares will be approved for listing on Nasdaq, we cannot assure investors that there will be an active public market for our common shares following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common shares. Future sales of substantial amounts of common shares in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common shares and also could adversely affect our future ability to raise capital through the sale of our common shares or other equity-related securities at times and prices we believe appropriate.

Upon completion of this offering we will have outstanding           common shares, after giving effect to the issuance of common shares in this offering, the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 969,829 Class B common shares into an aggregate of           common shares, and no exercise of options outstanding as of December 15, 2019.

All of the common shares sold in this offering will be freely transferable by persons other than our “affiliates,” as that term is defined under Rule 144 under the Securities Act, without restriction or further registration under the Securities Act. The remaining                 outstanding common shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 and 701 promulgated under the Securities Act.

As a result of lock-up arrangements and market standoff provisions described below and the provisions of Rules 144 and 701, the restricted securities will be available for sale in the public market as follows:

•	none of the restricted shares will be eligible for immediate sale upon the completion of this offering; and
•	11,195,649 shares will be eligible for sale upon expiration of lock-up arrangements and market standoff provisions described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue common shares from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of options and warrants, vesting of restricted share units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of common shares that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of our then outstanding shares, or approximately 15,195,649 shares immediately after this offering, or the average weekly trading volume of our shares on the Nasdaq Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. Substantially all such shares are subject to lock-up arrangements as described below and in “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those arrangements.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Arrangements

For a description of the lock-up arrangements that we and our shareholders have entered into in connection with this offering, see “Underwriting.” In addition to the restrictions contained in the lock-up arrangements described above, we have entered into agreements with certain of our security holders, including our standard forms of option agreements under our equity incentive plans, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Subject to the lock-up arrangements described above, upon the closing of this offering, TRGI, the holder of           common shares, or its transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Share Capital—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of lock-up arrangements applicable to such shares.

Form S-8 Registration Statements

Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the common shares subject to outstanding options and other awards issuable pursuant to the 2018 Restricted Stock Plan. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up arrangements described above and Rule 144 limitations applicable to affiliates.

MATERIAL U.S. AND BERMUDA INCOME TAX CONSEQUENCES

The following discussion is a description of the material Bermuda and U.S. federal income tax consequences of an investment in our common shares. This discussion is not exhaustive of all possible tax considerations. In particular, this discussion does not address the tax consequences under state, local, and other national (e.g., non-Bermuda and non-U.S.) tax laws. Accordingly, we urge you to consult your own tax advisor regarding your particular tax circumstances and the tax consequences under state, local, and other national tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect and available as of the date hereof, all of which are subject to change, possibly with retroactive effect.

Bermuda Tax Consequences

The following is a discussion of the material Bermuda tax consequences of an investment in our common shares. The following discussion is not exhaustive of all possible tax considerations. We urge you to consult your own tax advisor regarding your particular tax circumstances.

Taxation of the Companies

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have received from the Minister of Finance of Bermuda under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

Taxation of Holders

Currently, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our common shares. The issue, transfer, or redemption of our common shares is not currently subject to stamp duty.

U.S. Federal Income Tax Consequences

The following discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our common shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed U.S. Treasury Regulations, administrative rulings and judicial decisions, in each case in effect and available on the date of this prospectus. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This section describes the material U.S. federal income tax consequences to U.S. holders, as defined below, of common shares. This discussion addresses only the U.S. federal income tax considerations for U.S. holders that acquire the common shares at their original issuance and hold the common shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of the common shares. This summary does not address tax considerations applicable to a holder of common shares that may be subject to special tax rules including, without limitation, the following:

•	certain financial institutions;
•	insurance companies;
•	dealers or traders in securities, currencies, or notional principal contracts;
•	tax-exempt entities;
•	regulated investment companies or real estate investment trusts;
•	persons that hold the common shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;
•	an entity classified as a partnership and persons that hold the common shares through partnerships or certain other pass-through entities;
•	certain holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;
•	persons who acquired the common shares as compensation for the performance of services;
•	persons holding the common shares in connection with a trade or business conducted outside of the U.S.;
•	a U.S. holder who holds the common shares through a financial account at a foreign financial institution that does not meet the requirements for avoiding withholding with respect to certain payments under Sections 1471 through 1474 of the Code;
•	holders that own (or are deemed to own) 10% or more of our shares by vote or value; and
•	holders that have a “functional currency” other than the U.S. dollar.

Further, this discussion does not address alternative minimum, gift or estate tax consequences or the indirect effects on the holders of equity interests in entities that own our common shares. In addition, this discussion does not consider the U.S. tax consequences to holders of common shares that are not “U.S. holders” (as defined below).

For the purposes of this discussion, a “U.S. holder” is a beneficial owner of common shares that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is either a citizen or resident of the U.S.;
•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state of the U.S. or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person within the meaning of the Code.

If a partnership holds common shares, the tax treatment of a partner and such partnership will generally depend upon the status of the partner and upon the activities of the partnership.

We will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our common shares, and we cannot assure you that that the IRS will agree with the conclusions set forth below.

Distributions

Subject to the discussion under “Passive foreign investment company considerations” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to common shares will be taxable to the U.S. holder as a dividend to the extent of such U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of such pro rata share of our earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the common shares. Distributions in excess of the sum of such pro rata share of our earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. A corporate U.S. holder will not be eligible for any dividends-received deduction in respect of a dividend received with respect to our common shares.

While we do not currently plan to pay any dividends, the currency of any dividends that we may pay is subject to future determination. If we pay any such dividends in a currency other than U.S. dollars (a “foreign currency”), the amount of a distribution paid to a U.S. holder in a foreign currency will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder actually or constructively receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are actually or constructively received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Under the Code and subject to the discussion below regarding the “Medicare Tax,” qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) are currently subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days without protection from the risk of loss during the 121-day period beginning 60 days before the ex-dividend date). A non-U.S. corporation (other than a corporation that is classified as a passive foreign investment company, or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of the Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information provision or (b) with respect to any dividend it pays on shares of stock which are readily tradable on an established securities market in the U.S. Our common shares will be listed on the Nasdaq Global Market, which has been determined to be an established securities market in the U.S. Based on the foregoing, we expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a PFIC for U.S. federal income tax purposes, as discussed below.

Dividends received by a U.S. holder with respect to common shares generally will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. For this purpose, dividends distributed by us generally will constitute “passive category income”(but, in the case of some U.S. holders, may constitute “general category income”).

Sale or Other Disposition of Common Shares

A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those common shares. Subject to the discussion under “Passive foreign investment company considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the U.S. Such capital gain or loss will be treated as long-term capital gain or loss if the U.S. holder has held the common shares for more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate holders may be eligible for a preferential tax rate; the deductibility of capital losses is subject to limitations.

Medicare Tax

An additional 3.8% tax, or Medicare Tax, is imposed on all or a portion of the “net investment income”(which includes taxable dividends and net capital gains, adjusted for deductions properly allocable to such dividends or net capital gains) received by (i) U.S. holders that are individuals with modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers, $125,000 in the case of married individuals filing separately) and (ii) certain trusts or estates.

Passive Foreign Investment Company Considerations

A corporation organized outside the U.S. generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for any previous taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year and do not expect to become one in any taxable year in the foreseeable future. However, our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our common shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were a PFIC for any taxable year during which a U.S. holder held common shares, under the “default PFIC regime” (i.e., in the absence of one of the elections described below), gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the common shares would be allocated ratably over the U.S. holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of common shares exceeds 125% of the average of the annual distributions on common shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter.

In the event we were treated as a PFIC, the tax consequences under the default PFIC regime described above could be avoided by either a “mark-to-market” or “qualified electing fund,” or QEF, election. A U.S. holder making a mark-to-market election (if the eligibility requirements for such an election were satisfied) generally would not be subject to the PFIC rules discussed above, except with respect to any portion of the holder’s holding period that preceded the effective date of the election. Instead, the electing holder would include in ordinary income, for each taxable year in which we were a PFIC, an amount equal to any excess of (a) the fair market value of the common shares as of the close of such taxable year over (b) the electing holder’s adjusted tax basis in such common shares. In addition, an electing holder would be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) the electing holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of the election for prior taxable years over (ii) the amount allowed as a deduction because of the election for prior taxable years. The election would cause adjustments in the electing holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of the election. In addition, upon a sale or other taxable disposition of common shares, an electing holder would recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of the election for prior taxable years over (b) the amount allowed as a deduction because of the election for prior taxable years).

Alternatively, a U.S. holder making a valid and timely QEF election generally would not be subject to the default PFIC regime discussed above. Instead, for each PFIC year to which such an election applied, the electing holder would be subject to U.S. federal income tax on the electing holder’s pro rata share of our net capital gain and ordinary earnings for that year, regardless of whether such amounts were actually distributed to the electing holder. Although we currently intend to make available the information necessary to permit a U.S. holder to make a valid QEF election for any taxable year that we determine we are treated as a PFIC, there can be no assurance that we will continue to do so in future years.

If we are considered a PFIC for the current taxable year or any future taxable year, a U.S. holder may be required to file annual information returns for such year, whether or not the U.S. holder disposed of any common shares or received any distributions in respect of common shares during such year.

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on common shares and on the proceeds from the sale, exchange or disposition of common shares that are paid within the U.S. or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding (currently at a 24% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act, or FATCA, and Related Provisions

Under certain circumstances, the company or its paying agent may be required, pursuant to the FATCA provisions of the Code (or analogous provisions of non-U.S. law) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance, notes or practices adopted pursuant to any such agreement, to withhold U.S. tax at a rate of 30% on all or a portion of payments of dividends or other corporate distributions which are treated as “foreign passthru payments” made on or after the date that is two years after the date of publication in the Federal Register of final regulations defining the term “foreign passthru payment”, if such payments are not exempt from such withholding. The company believes, and this discussion assumes, that the company is not a “foreign financial institution” for purposes of FATCA. The rules regarding FATCA and “foreign passthru payments,” including the treatment of proceeds from the disposition of common shares, are not completely clear, and further guidance may be issued by the IRS that would clarify how FATCA might apply to dividends or other amounts paid on or with respect to common shares.

Specified Foreign Financial Assets

Certain individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the tax year or more than US$75,000 at any time during the tax year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common shares, including the application of the rules to their particular circumstances.

ENFORCEMENT OF CIVIL LIABILITIES

We are an exempted company incorporated under the laws of Bermuda. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. Bermuda has a less developed body of securities laws as compared to the U.S. and provides protections for investors to a lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the U.S. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the U.S. upon us, our directors or officers or our subsidiaries or to realize against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the U.S. or any state in the U.S.

ASW Law Limited, our counsel as to Bermuda law, has advised us that there is uncertainty as to whether the courts of Bermuda would (1) recognize or enforce against us or our directors or officers judgments of courts of the U.S. based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in Bermuda, based on these laws. Our registered address in Bermuda is Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda.

UNDERWRITING

Robert W. Baird & Co. Incorporated is serving as book-running manager of this offering and as representative of the underwriters. We and Robert W. Baird & Co. Incorporated have entered into an underwriting agreement with respect to the common shares being offered hereby. Subject to certain conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares set forth in the following table.

Underwriters	Number of shares
Robert W. Baird & Co. Incorporated

Total

The underwriters are committed to take and pay for all of the shares offered by us other than the shares covered by the option described below. The obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain stated events, including that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

We have granted the underwriters an option to buy up to an additional          common shares to cover sales by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $    per share. The underwriting fee is equal to the public offering price per common share, less the amount paid by the underwriters to us per common share. The underwriting fee is $   per share. The following tables set forth the per share and total underwriting discounts and commissions to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing, listing and printing fees, legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $    million, which will be paid by us. We have agreed to reimburse the underwriters for certain expenses in connection with the qualification of the offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) up to $         . Such reimbursement is deemed to be underwriting compensation by FINRA.

We, our executive officers, directors and holders of substantially all of our common shares on the date of this prospectus, have agreed with the underwriters, subject to certain limited exceptions, not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus without first obtaining the written consent of Robert W. Baird & Co. Incorporated. Specifically, we and such other persons have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive common shares, owned directly by us or such other persons (including holding as a custodian) or with respect to which we or such other persons have beneficial ownership within the rules and regulations of the Securities and Exchange Commission. We and such other persons have agreed that these restrictions expressly preclude us and such other persons from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our or such other persons’ common shares if such common shares would be disposed of by someone other than us or such other persons. Prohibited hedging or other transactions includes any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of our or such other persons’ common shares or with respect to any security that includes, relates to or derives any significant part of its value from such common shares.

The foregoing restrictions do not apply to:

•	the sale of shares pursuant to the underwriting agreement hereunder;
•	common shares issued upon the exercise of options granted under existing equity compensation or management incentive plans described in the prospectus;
•	other customary exceptions, including transfers of common shares or any securities convertible into, exchangeable for, exercisable for, or repayable with common shares (i) by will or intestacy, provided such transferee agrees to the applicable lock-up restrictions, (ii) as a bona fide gift or gifts, provided such transferee agrees to the applicable lock-up restrictions, (iii) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of a security holder or the immediate family of such security holder, provided such transferee agrees to the applicable lock-up restrictions or (iv) pursuant to an order of a court or regulatory agency.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters have considered a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	prevailing market conditions;
•	our historical performance;
•	estimates of our business potential and prospects for future earnings;
•	consideration of the above factors in relation to market valuation and stages of developments of other companies comparable to ours; and
•	other factors deemed relevant by the representatives of the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

We have applied to list our common shares listed on the Nasdaq Global Market under the symbol “IBEX.”

We have agreed to indemnify the several underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may effect certain transactions in common shares in the open market in order to prevent or retard a decline in the market price of our common shares while this offering is in progress. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. “Covered” shorts are short positions in an amount not greater than the underwriters’ option described herein, and “naked” shorts are short positions in excess of that amount. In determining the source of shares to close out a “covered” short, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option. A “covered” short may be covered by either exercising the underwriters’ option or purchasing shares in the open market. A “naked” short is more likely to be created if underwriters are concerned that there may be downward pressure on the price of our common shares in the open market prior to the completion of the offering, and may only be closed out by purchasing shares in the open market. Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of the offering.

In addition, the underwriters may, pursuant to Regulation M of the Securities Act, also impose a penalty bid, which is when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of our common shares, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. If these activities are commenced by the underwriters, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Electronic Distribution

In connection with this offering, certain of the underwriters may distribute prospectuses by electronic means, such as email. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers, and allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on the website maintained by one or more of the bookrunners of this offering and may be made available on websites maintained by the other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not a part of the prospectus or the registration statement, of which this prospectus forms a part.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, investment research, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may provide from time to time in the future, various financial advisory and investment banking services for us, for which they have received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, certain of the underwriters and their respective affiliates may from time to time effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities (including related derivative securities) and financial instruments (including bank loans), and may continue to do so in the future. The underwriters and their respective affiliates may also make investment recommendations and / or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and / or short positions in such securities and instruments.

EXPENSES RELATED TO THE OFFERING

We estimate that expenses of the offering, excluding underwriting discounts and commissions, incurred by us will be as follows:

(in 000’s)
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*
Total expenses	$	*
*	To be filed by amendment.

All amounts in the table are estimated except for the SEC registration fee and the FINRA filing fee.

LEGAL MATTERS

Certain legal matters with respect to U.S. law in connection with this offering will be passed upon for us by DLA Piper LLP (US). The validity of the common shares being offered by this prospectus and certain other legal matters with respect to Bermuda law in connection with this offering will be passed upon for us by ASW Law Limited. Certain legal matters with respect to U.S. law in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP.

EXPERTS

The consolidated financial statements as of June 30, 2019 and 2018 and for each of the two years in the period ended June 30, 2019 included in this Prospectus and in the Registration Statement have been so included in reliance on the reports of BDO LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

BDO LLP, London, United Kingdom, is a member of the Institute of Chartered Accountants in England and Wales.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms.

After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

You may read and copy reports and other information filed with the SEC, including the registration statement of which this prospectus forms a part and the exhibits thereto, at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access reports and other information filed with the SEC, including the registration statement of which this prospectus forms a part and the exhibits thereto.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also maintain an Internet website at www.ibex.co. Information contained in or connected to our website is not a part of this prospectus.

IBEX Limited

Index to the financial statements

Consolidated Financial Statements as of and for the two years ended June 30, 2019

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
IBEX Limited
Hamilton, Bermuda

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of IBEX Limited (the “Company”) as of June 30, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended June 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company's auditor since 2017.

London, United Kingdom
December 20, 2019

IBEX Limited
Consolidated Statements of Financial Position

	Notes	As of June 30, 2019	As of June 30, 2018
		(US$’000)
Assets
Non-current assets
Goodwill	4	11,832	11,832
Other intangible assets	5	2,928	4,181
Property and equipment	6	82,309	18,899
Investment in joint venture	7	227	392
Deferred tax asset	18	2,517	5,219
Renewal receivables	25.3	—	27,284
Warrant asset	28	3,316	3,810
Other assets	8	3,398	3,465
Total non-current assets		106,527	75,082

Current assets
Trade and other receivables	9	71,134	56,725
Renewal receivables	25.3	—	8,616
Deferred expenses		—	2,624
Due from related parties	23	1,768	515
Cash and cash equivalents	10	8,873	13,519
Total current assets		81,775	81,999
Total assets		188,302	157,081

Equity and liabilities
Equity attributable to owners of the parent
Share capital	12	12	12
Senior preferred shares	12	—	20,000
Additional paid-in capital	12	96,207	96,207
Other reserves		29,585	37,795
Accumulated deficit		(117,176)	(126,061)
Total equity		8,628	27,953

Non-current liabilities
Deferred revenue	11	753	708
Lease liabilities	6.3	58,602	—
Borrowings	13	7,184	9,880
Deferred tax liability	18	147	—
Other non-current liabilities	14	1,607	2,306
Total non-current liabilities		68,293	12,894

Current liabilities
Trade and other payables	15	48,357	45,955
Lease liabilities	6.3	10,632	—
Borrowings	13	41,835	51,876
Related party loans	23	—	1,200
Deferred revenue	11	4,388	5,657
Due to related parties	23	6,169	11,546
Total current liabilities		111,381	116,234
Total liabilities		179,674	129,128
Total equity and liabilities		188,302	157,081

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
For the years ended

	Notes	June 30, 2019	June 30, 2018
		(US$’000)
Revenue	25	368,380	342,200

Payroll and related costs	26	254,592	252,925
Share-based payments	19	4,087	8,386
Reseller commission and lead expenses		27,877	28,059
Depreciation and amortization		20,895	12,182
Other operating costs	27	54,124	58,425
Income / (loss) from operations		6,805	(17,777)

Finance expenses	17	(7,709)	(3,093)
Loss before taxation		(904)	(20,870)

Income tax (expense) / benefit	18	(3,615)	108
Net loss for the year, continuing operations		(4,519)	(20,762)
Net income on discontinued operation, net of tax	30.3	15,484	4,881
Net income / (loss) for the year		10,965	(15,881)

Other comprehensive income
Item that will not be subsequently reclassified to profit or loss
Actuarial gain on retirement benefits	14.1	109	693

Item that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment		(316)	182
		(207)	875
Total comprehensive income / (loss) for the year		10,758	(15,006)

Net Income / (loss) for the year attributable to:
- Shareholders of the Holding Company		10,965	(15,881)
		10,965	(15,881)
Other comprehensive income attributable to:
- Shareholders of the Holding Company		(207)	875
		(207)	875
Total comprehensive income / (loss) attributable to:
- Shareholders of the Holding Company		10,758	(15,006)
		10,758	(15,006)

		(US$)
Loss per share from continuing operations attributable to the ordinary equity holders of the parent
Basic loss per share	20	—	—

Diluted loss per share	20	(0.36)	(1.85)

Loss per share attributable to the ordinary equity holders of the parent
Basic loss per share	20	—	—

Diluted loss per share	20	—	(1.42)

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited
Consolidated Statements of Changes in Equity
For the years ended

	Attributable to shareholders of the Holding Company
	Issued, Subscribed and Paid in Capital			Other Reserves
	Share Capital	Senior Preferred Shares	Additional Paid in Capital	Re- organization Reserve	Share Option Plans	Foreign Currency Translation Reserve	Actuarial gain on defined benefit plan	Accumulated Deficit	Total Equity Attributable to the Holding Company
	(US$’000)
Balance, July 1, 2017	12	20,000	96,207	15,849	7,132	(710)	282	(110,034)	28,738

Comprehensive income for the year
Loss for the year ended June 30, 2018	—	—	—	—	—	—	—	(15,881)	(15,881)
Other Comprehensive Income	—	—	—	—	—	182	693	—	875
Total Comprehensive income / (loss) for the year	—	—	—	—	—	182	693	(15,881)	(15,006)

Transactions with Owners
Dividend distribution	—	—	—	—	—	—	—	(146)	(146)
Share-based transactions	—	—	—	—	8,936	—	—	—	8,936
Sale of subsidiary	—	—	—	5,431	—	—	—	—	5,431
	—	—	—	5,431	8,936	—	—	(146)	14,221
Balance, June 30, 2018 (as previously stated)	12	20,000	96,207	21,280	16,068	(528)	975	(126,061)	27,953
Adjustment on initial adoption of IFRS 15- Revenue from Contracts with Customers (Note 3.9.1)	—	—	—	—	—	—	—	(2,080)	(2,080)
Balance, July 1, 2018 (as restated)	12	20,000	96,207	21,280	16,068	(528)	975	(128,141)	25,873

Comprehensive income for the year
Profit for the year ended June 30, 2019	—	—	—	—	—	—	—	10,965	10,965
Other Comprehensive Income	—	—	—	—	—	(316)	109	—	(207)
Total Comprehensive income / (loss) for the year	—	—	—	—	—	(316)	109	10,965	10,758

Transactions with Owners
Redemption of senior preferred shares (Note 12.4.1)	—	(5,972)	—	—	—	—	—	—	(5,972)
Sale of subsidiary
Net assets of sale of subsidiary (Note 30.3)	—	(14,028)	—	(11,536)	(2,030)	—	—	—	(27,594)
Share-based transactions (Note 19)	—	—	—	—	5,563	—	—	—	5,563
Balance, June 30, 2019	12	—	96,207	9,744	19,601	(844)	1,084	(117,176)	8,628

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited
Consolidated Statements of Cash Flows
For the years ended

	Notes	June 30, 2019	June 30, 2018
		(US$’000)
CASH FLOWS FROM OPERATING ACTIVITIES
Income / (loss) before taxation	29	19,410	(15,935)
Adjustments for:
Depreciation and amortization		21,805	12,419
Amortization of warrant asset		643	—
Foreign currency translation loss		78	521
Share warrants	22	(364)	(3,326)
Phantom expense	19.4	(300)	757
Share-based payments	19	5,262	8,936
Allowance of expected credit losses	9	343	1,048
Share of profit from investment in joint venture	7	(351)	(280)
(Gain) / loss on disposal of fixed assets		(140)	43
Provision for defined benefit scheme	14.1	129	310
Impairment on intangibles	5	163	—
Finance costs		13,383	5,335
(Increase) / decrease in trade and other receivables		(18,019)	758
Increase in renewal receivables		(35,022)	(17,022)
Decrease in prepayments and other assets		(173)	1,599
Increase in trade and other payables and other liabilities		8,997	4,406
Cash generated from / (used in) operations		15,844	(431)
Interest paid		(13,054)	(4,451)
Income taxes paid		(588)	(865)
Net cash inflow (outflow) from operating activities		2,202	(5,747)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	6	(5,612)	(5,194)
Purchase of other intangible assets	5	(622)	(571)
Return on investment from joint venture	7	96	82
Proceed from sale of assets	30.2	188	144
Cash adjustment from sale of subsidiary to parent company	30.3	(3,554)	—
Capital repayment from joint venture	7	420	100
Net cash used in investing activities		(9,084)	(5,439)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit		168,674	222,750
Repayments of line of credit		(162,851)	(216,254)
Proceeds from borrowings		36,617	1,360
Repayment of borrowings		(6,081)	(6,230)
Repayment of related party loans	23.6	(1,200)	(1,000)
Principal payments on lease obligations		(10,535)	(3,163)
(Repayment) / proceeds of private placement notes	13.2	(14,500)	5,870
Dividend distribution	21	(1,600)	(146)
Payment of senior preferred shares	12.4.1	(5,972)	—
Net cash inflow from financing activities		2,552	3,187
Effects of exchange rate difference on cash and cash equivalents		(316)	197
Net decrease in cash and cash equivalents		(4,646)	(7,802)
Cash and cash equivalents at beginning of the period		13,519	21,321
Cash and cash equivalents at end of the period		8,873	13,519

Non-cash items
New leases (2018: finance leases)		89,771	1,857
Issuance of warrants	28	(150)	(4,291)
Acturial gain on defined benefit scheme	14.1	(109)	(693)
Sale of subsidiary	30.3	27,594	—

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

1.	THE GROUP AND ITS OPERATIONS

IBEX Holdings Limited “the Holding Company”, was incorporated on February 28, 2017 and changed its name to IBEX Limited on September 11, 2019. IBEX Limited is hereinafter also referred to as “the Holding Company”. The registered office of the Holding Company is situated at Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda, which is also the principal place of business of the Holding Company. “The Group” or the “Company” refers to the Holding Company and its subsidiaries. The Holding Company is controlled by and majority owned by The Resource Group International Limited (“TRGI”) (the “Controlling Shareholder”), whereas TRG Pakistan Limited holds a majority interest in TRGI.

The Group is a leading end-to-end provider of technology-enabled customer lifecycle experience (“CLX”) solutions. Through the Group’s integrated CLX platform, a comprehensive portfolio of solutions is offered to optimize customer acquisition, engagement, expansion and experience for clients. The Group leverages sophisticated technology and proprietary analytics, in combination with its global contact and delivery center footprint and business process outsourcing expertise, to protect and enhance clients’ brands. The Group manages approximately 60 million interactions each year with consumers on behalf of clients through an omni-channel approach, using voice, web, chat and email.

Commencing in April 2017, TRGI undertook a series of transactions (“the Reorganization Transaction”) that, upon its completion on June 30, 2017, resulted in the Holding Company owning the majority of the share capital of three newly formed intermediate Bermuda holding companies, IBEX Global Limited, DGS Limited and Etelequote Limited, which in turn directly hold investments in IBEX (IBEX Global Limited and its subsidiaries), DGS (DGS Limited and its subsidiaries) and ETQ (Etelequote Limited and its subsidiaries) businesses, respectively, as listed below. The portfolio company assets corresponding to the iSky business (“iSky, Inc.”) are held directly by the Holding Company. All these portfolio company assets corresponding to the IBEX, DGS, ETQ and iSky businesses were indirectly controlled by TRGI prior to and following the Reorganization Transaction.

The financial statements of the Company were combined as if from the date of the original ownership by TRGI, as if the Company had always owned IBEX, DGS, ETQ and iSKY, from the same date as its parent company.

On June 26, 2019, the Holding Company transferred the shares of ETQ to the parent company TRGI. The disposal of ETQ is described in Note 30.3.

The financial position of the Group, its cash, liquidity position and borrowing facilities are described in Note 13 to the consolidated financial statements. In addition, Notes 22 and 24 to the consolidated financial statements include the Group’s objectives, policies and processes for managing its capital; financial risk management objectives; details of financial instruments; exposures to credit risk, market risks and liquidity risks.

Going Concern

As of June 30, 2019, the Group including discontinuing operations, has a net income of $11.0 million, net cash generated from operating activities of $2.2 million and an accumulated deficit of $117.2 million, as compared to June 2018 in which the Company had a net loss of $15.9 million, net cash outflow in operating activities of $5.7 million and an accumulated deficit of $126.1 million. Current liabilities exceed current assets by $29.6 million as of June 30, 2019 of which $41.8 million is associated with Borrowings, including

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

line of credit due May 2023, which was drawn to $36.0 million at June 30, 2019 (See Note 13). The Group has cash and cash equivalents of $8.9 million as of June 30, 2019.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern for at least a period of twelve months from the date of approval of these consolidated financial statements. This basis of accounting contemplates the recovery of the Group’s assets and the satisfaction of liabilities in the normal course of business. The Group is currently exploring additional financing options to enable it to develop its existing business and generate additional revenues.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current monetary facilities and plans. Management therefore has a reasonable expectation that the Group has adequate resources to continue its operational existence for a period of at least twelve months from the date of approval of these financial statements. Thus, they continue to adopt the going concern basis of accounting in preparation of these consolidated financial statements.

The Group is comprised of the Holding Company and the following subsidiaries with the location (country of incorporation and principal place of business), nature of business and ownership percentage:

Description	Location	Nature of Business	Ownership %
			2019	2018
Subsidiaries
IBEX Global Limited	Bermuda	Holding Company	100%	100%
DGS Limited	Bermuda	Holding Company	100%	100%
Etelequote Limited (Note 30.3)	Bermuda	Holding Company	—%	100%
iSky Inc.	Bermuda	Holding Company	100%	100%
iSky Canada Technologies Inc.	Canada	Market Research	100%	100%

Please refer to Note 30 for the indirect subsidiaries of the Holding Company.

2.	BASIS OF PREPARATION
2.1	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all of the years presented, except with respect to the adoption of new accounting standards which are described further below.

Changing in accounting standards:

The Group has applied as from July 1, 2018, the following new accounting standards.

IFRS 9 – Financial Instruments (Note 3.5)
IFRS 15 – Revenue from Contracts with Customers (Note 3.9)
IFRS 16 – Leases (Note 3.2)

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Group’s consolidated financial statements, taken as a whole, are concerned. All amounts are presented in thousands of dollars, unless otherwise indicated, rounded to the nearest $1,000.

2.2	Basis of accounting and presentation

Through the Reorganization Transaction, which took place in April 2017, the Holding Company acquired from TRGI 100% ownership of IBEX Global Limited, Etelequote Limited, DGS Limited, iSky Inc. and various subsidiaries (listed above and in Note 30, - referred to as “the Continuing Business Entities”) and issued its shares to TRGI in exchange. Prior to the Reorganization Transaction TRGI controlled each of the Continuing Business Entities by virtue of its controlling interests in the predecessors to IBEX Global Limited, Etelequote Limited, DGS Limited and iSky Inc., all of which now have become part of the Group, which is controlled by TRGI.

As common control transactions are outside the scope of IFRS 3 ‘Business Combinations’ the management has, as required by International Accounting Standard (IAS) 8 ‘Accounting Policies, Change in Accounting Estimates and Errors’, used its judgement in applying an accounting policy which reflects the economic substance of the transaction to account for the Continuing Business Entities.

The Group’s management considers the pooling of interest method of accounting to be appropriate to account for the combination of various subsidiaries controlled by TRGI with the Holding Company. As a result, the Holding Company and its subsidiaries are presented as if they have legally been a group of companies for all periods presented. The following accounting principles are applied:

•	To ensure the continuation of the predecessor’s basis in these consolidated financial statements, the assets and liabilities of the Holding Company and its subsidiaries represent the combined values of those assets and liabilities based on the carrying values attributed to the Continuing Business Entities as carried in the books of TRGI. The difference between the consideration transferred and the carrying value of the net assets of the Continuing Business Entities has been taken to equity as a reorganization reserve.
•	The consolidated statements of profit or loss and other comprehensive loss include the results of each of the Continuing Business Entities and the Holding Company from the earliest date they were under control of the parent.

Restatement

During the fiscal year ended June 30, 2018, the Group re-assessed the presentation of its consolidated statement of cash flows and concluded that it was necessary to restate its previously issued financial statements for the fiscal year ended June 30, 2017 for the correction of an error in presentation. In accordance with International Accounting Standard (IAS) 7, Statement of Cash Flows, the cash flow associated with the proceeds and payments relating to the line of credit borrowing did not meet the criteria for net presentation as the maturity associated with the line of credit was significantly greater than 90 days and, therefore, the Group was required to re-present the cash flow activities associated with the line of credit by presenting separately proceeds from the line of credit and the associated repayments. Below is a reconciliation to the historically reported amounts for periods ended December 31, 2017, June 30, 2017, December 31, 2016 and June 30, 2016.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

	June 30, 2017	June 30, 2016	December 31, 2017 (unaudited)	December 31, 2016 (unaudited)
	US$’000
Cash flow from financing activities
Proceeds from line of credit	176,746	177,680	116,859	75,527
Repayment from line of credit	(171,945)	(164,410)	(115,988)	(76,045)
Net proceeds from line of credit as previously reported	4,801	13,270	871	(518)

The restatement of the items included in cash flows from financing activities has had no effect on the net loss or statement of financial position or total cash flows from financing activities of the company for any period presented.

2.3	Basis of measurement

The consolidated financial statements have been prepared on the basis of historical cost convention, except as otherwise disclosed, and assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

2.4	Functional and presentation currency

As noted in Note 25.3, the Group generates more than 98% of its revenue in the United States of America, which is denominated in United States Dollars (US$ or USD). However, the Group conducts transactions in multiple currencies to carry out its business in various other jurisdictions as needed. The consolidated financial statements are presented in US$, which is the Holding Company’s functional and presentation currency. Amounts are rounded to the nearest thousands of US$, unless otherwise stated.

Transactions denominated in foreign currencies are translated into $USD at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in the financial result.

2.5	Critical accounting estimates and judgements

These consolidated financial statements are prepared in conformity with IFRS as issued by the IASB, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Accounting estimates require the use of significant management assumptions and judgments as to future events, and the effect of those events cannot be predicted with certainty. The accounting estimates will change as new events occur, more experience is acquired and more information is obtained. We evaluate and update our assumptions and estimates on an ongoing basis and use outside experts to assist in that evaluation when we deem necessary.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

In the process of applying the Group’s accounting policies, management has made the following estimates and judgments which are significant to the consolidated financial statements:

Accounting estimates

•	Impairment of intangibles

Goodwill: The calculation for considering the impairment of the carrying amount of goodwill requires a comparison of the recoverable amount of the cash-generating units to which goodwill has been allocated, to the value of goodwill and the associated assets in the consolidated statement of financial position. The calculation of recoverable amount requires an estimate of the future cash flows expected to arise from the cash generating unit. Judgement is applied in selection of a suitable discount rate and terminal value. The key assumptions made in relation to the impairment of goodwill are set out in Note 4.

Indefinite Lived Intangibles: The indefinite lived intangibles are tested for impairment by comparing their carrying amount to the estimates of their fair value based on estimates of discounted cash flow method. When the fair value is determined to be less than the carrying amount, the resulting impairment is recognized in the consolidated financial statements.

•	Impairment of financial assets

The Group applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts.

•	Depreciation and amortization

Estimation of useful lives of property and equipment and intangible assets: The Group estimates the useful lives of property and equipment and intangible assets based on the period over which the assets are expected to be available for use. The estimated useful lives of property and equipment and intangible assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets.

•	Market value of common shares / fair market value of warrants

As the Company is not listed on a public market place, the calculation of the market value of common shares is subject to a greater degree of estimate in determining the basis for any share options or warrants that the Company may issue. For factors used in assessing the market value of the Company’s common shares as well as the share options at grant date refer to Note 19. Additionally, the Company will also require the calculation of the fair market value of the warrants associated with the Amazon transaction. For factors used in determining the fair value of the warrants refer to Note 28.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

•	Legal provisions:

The Group reviews outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in its consolidated financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the consolidated financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of the Group’s management as to how it will respond to the litigation, claim or assessment. Refer to Note 16.

Judgements

•	Going Concern:

As of June 30, 2019, the Group including discontinuing operations, has a net income of $11.0 million, net cash generated from operating activities of $2.2 million and an accumulated deficit of $117.2 million, as compared to June 2018 in which the Company had a net loss of $15.9 million, net cash outflow in operating activities of $5.7 million and an accumulated deficit of $126.1 million. Current liabilities exceed current assets by $29.6 million as of June 30, 2019 of which $41.8 million is associated with Borrowings, including line of credit due May 2023, which was drawn to $36.0 million at June 30, 2019 (See Note 13). The Group has cash and cash equivalents of $8.9 million as of June 30, 2019.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern for at least a period of twelve months from the date of approval of these consolidated financial statements. This basis of accounting contemplates the recovery of the Group’s assets and the satisfaction of liabilities in the normal course of business. The Group is currently exploring additional financing options to enable it to develop its existing business and generate additional revenues.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current monetary facilities and plans. Management therefore has a reasonable expectation that the Group has adequate resources to continue its operational existence for a period of at least twelve months from the date of approval of these financial statements. Thus, they continue to adopt the going concern basis of accounting in preparation of these consolidated financial statements.

•	Training revenue:

IBEX Global Limited - The adoption of IFRS 15 resulted in the deferral of training revenues. As the revenues generated from training did not qualify to be treated as a distinct performance obligation, the requirement is to defer those revenues over the life of the contract, and where no fixed date of expiry is stated in the contract (i.e. auto renewals), defer those contract training revenues over typically 1- 1.5 years.

The associated costs for most clients under the new guidance requires that all costs associated with training are immediately recognized as an expense in accordance with IAS 38, as IFRS 15 defers to

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

IAS 38 regarding costs associated with training. Consistent with the cumulative catch – up approach, IBEX Global Limited has adjusted the prior period amount as an opening balance sheet adjustment, effective July 1, 2018 rather than adjusting the prior period amounts.

•	Leases:

The assessment of whether a contract is or contains a lease will be straightforward in most arrangements. However, judgement may be required in applying the definition of a lease to certain arrangements. For example, in contracts that include significant services, the Group believes that determining whether the contract conveys the right to direct the use of an identified asset may be challenging.

In determining the lease term, the Group considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain (in accordance with lease contracts) to be extended (or not terminated).

•	Staff retirement plans:

The net defined benefit pension scheme assets or liabilities are recognized in the Group’s consolidated statement of financial position. The determination of the position requires assumptions to be made regarding future salary increases, mortality, discount rates and inflation. The key assumptions made in relation to the pension plans are set out in Note 14.1.

•	Share-based payments:

The share-based payments expense is recognized in the Group’s consolidated statement of profit or loss and comprehensive income. The key assumptions made in relation to the share-based payments are set out in Note19.

•	Provision for taxation:

The Group is subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company’s belief that its tax return positions are supportable, the Company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The Company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

The key assumptions made in relation to tax provisioning are set out in Note 18.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
3.1	Basis of consolidation

The consolidated financial statements present the results of the Holding Company and its subsidiaries as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.

Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present:

•	power over the investee,
•	exposure to variable returns from the investee, and
•	the ability of the investor to use its power to affect those variable returns.

Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Company has the practical ability to direct the relevant activities of the investee without holding the majority of the voting rights. In determining whether de-facto control exists the Company considers all relevant facts and circumstances, including:

•	The size of the company’s voting rights relative to both the size and dispersion of other parties who hold voting rights
•	Substantive potential voting rights held by the Company and by other parties
•	Other contractual arrangements
•	Historic patterns in voting attendance

The consolidated financial statements incorporate the results of business combinations using the acquisition method. In the statement of financial position, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognized at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of profit or loss and other comprehensive income from the date on which control is obtained. They are deconsolidated from the date on which control ceases.

Joint arrangements

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The group classifies its interests in joint arrangements as either:

•	Joint ventures: where the Group has rights to only the net assets of the joint arrangement
•	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

In assessing the classification of interests in joint arrangements, the Group considers:

•	The structure of the joint arrangement
•	The legal form of joint arrangements structured through a separate vehicle
•	The contractual terms of the joint arrangement agreement
•	Any other facts and circumstances (including any other contractual arrangements).

Joint ventures are initially recognized in the consolidated statement of financial position at cost. Subsequently joint ventures are then accounted for using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income (except for losses in excess of the Group’s investment in the joint ventures unless there is an obligation to make good those losses).

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in joint venture. Where there is objective evidence that the investment in a joint venture has been impaired the carrying amount of the investment is tested for impairment in the same manner as other non-financial assets.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition. Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss and comprehensive income. Refer to Note 30.3.

3.2	Property and equipment

Owned

Items of property, plant and equipment are initially recognized at cost. The initial cost of an item of property and equipment consists of its purchase price including import duties, taxes and directly attributable costs of bringing the asset to its working condition and location for the intended use. Additionally, any direct labor costs that is directly attributable to the development of software is capitalized.

Depreciation on assets under construction does not commence until they are complete and available for use. Depreciation is provided on all other items of property, plant and equipment so as to reduce their carrying value over their expected useful economic lives.

Depreciation on property and equipment is provided using the straight line method. A full month’s depreciation is charged in the month of addition, and no depreciation is charged in the month of disposal. Rates of depreciation are disclosed in Note 6 (property and equipment).

Property and equipment	Useful economic life	Depreciation method
Buildings on freehold land	10 years	Straight line
Leasehold improvements	3 - 5 years or life of lease if less	Straight line
Furniture, fixture and office equipment	3 - 5 years	Straight line
Telecommunications and computer equipment	3 years	Straight line
Vehicles	5 years	Straight line
Right of Use Assets	expected term of lease	Straight line

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Leased

Right of use assets and lease liabilities

Adoption of IFRS 16 - Leases

This standard is mandatory for the accounting period beginning on January 1, 2019, but the Group early adopted it on July 1, 2018 under the modified retrospective approach.

IFRS 16 replaces the existing Standard for leases, IAS 17, and related Interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value of $5,000.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

IFRS 16 requires an entity to determine whether a contract is a lease or contains a lease at the inception of the contract. The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC Interpretation 4 - Determining whether an arrangement contains a lease.

Under IFRS 16, leases are accounted for based on a ‘right-of-use model’. The model reflects that, at the commencement date, a lessee has a financial obligation to make lease payments to the lessor for its right to use the underlying asset during the expected lease term. The lessor conveys that right to use the underlying asset at lease commencement, which is the time when it makes the underlying asset available for use by the lessee.

The Group has elected to adopt IFRS 16 utilizing the modified retrospective method. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures for the year ended June 30, 2018 are not restated to reflect the adoption of IFRS 16 but instead continue to reflect the lessee’s accounting policies under IAS 17.

Under IAS 17:

In the comparative figures for the year ended June 30, 2018, the Group classified leases that substantially all of the risk and rewards of ownership as finance leases. The amount initially recognized as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. Furthermore, the leased asset is subject to depreciation with the useful life being the lesser of the lease term or the normal useful life of the asset. The corresponding lease commitment is shown as a liability.

Previously assets and liabilities held under finance leases on transition of IFRS 16, there is no adjustment made in application of the standard on those leases however carrying amounts reclassified to right-of-use assets and lease liabilities (as shown below).

Where substantially all the risks and rewards to ownership are not transferred to the Group, leases were classified as operating leases and were not recognized in the Group’s statement of financial position. Payment made under operating leases were recognized in the statements of profit or loss on a straight line basis over the lease term.

If a lessee chooses modified retrospective application, a number of more specific transition requirements and practical expedients also apply.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	Measure the lease liability at the date of initial application (DOIA) at the present value of the remaining lease payments based on the lessee’s incremental borrowing rate over the remaining lease term. The lease payments would include fixed payments, variable lease payments based on an index or a rate, residual value guarantees, exercise price for purchase options reasonably certain to be exercised, as well as termination penalties for termination options reasonably certain to be exercised.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

•	Measure the right-of-use (ROU) asset at either of the following amounts:
○	as if IFRS 16 has been applied since the inception of the lease but using the incremental borrowing rate on the DOIA; or
○	the value of the lease liability (adjusted for any prepaid or accrued lease payments).
•	Applying single discount rate to a portfolio of leases with reasonably similar characteristics (i.e. similar region, similar class of asset).
•	Using hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

The Group recognizes a right-of-use asset and a lease liability at the commencement date, except for short-term leases of 12 months or less and low value. Measurement of right-of-use assets and lease liabilities are as follows:

•	The lease liability is initially measured at the date of DOIA or commencement date at the present value of the remaining lease payments using the incremental borrowing rate specific to the country, term and currency of the contract. The lease liability is subsequently measured at amortized cost using the effective interest rate method and re-measured (with a corresponding adjustment to the related ROU asset) when there is change in future lease payments in case of renegotiation, change of an index or rate or in case of reassessment of options. Interest on the lease liability is measured on the discount rate.
•	Weighted average Group’s incremental borrowing rate is 9.8% applied to lease liabilities recognized at the date of initial application.
•	At inception, the ROU asset comprises the initial lease liability, initial direct costs and the obligation to refurbish the asset, less any incentives granted by the lessors. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator for impairment, as indicated in Note 3.4.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

ROU assets are included in the heading Property and Equipment (see Note 6.2), the lease liability is shown separately as current and non-current in the statements of financial position, and interest on the lease liability is included in the heading Finance Expenses.

As a result of the Group’s early adoption of IFRS 16, the impact on the Group’s financial position as of July 1, 2018 and statement of profit or loss and comprehensive income was as follows:

Consolidated Statement of Financial Position - Impact of IFRS 16 at initial adoption
DR / (CR)
(US$’000)
Account	Impact of adoption of IFRS 16
Assets
Right-of-use assets - reclassification from prior finance leases at initial adoption	3,547
Right-of-use assets - recognized at initial adoption	53,733

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Consolidated Statement of Financial Position - Impact of IFRS 16 at initial adoption
DR / (CR)
(US$’000)
Account	Impact of adoption of IFRS 16
Liabilities
Lease liabilities - reclassification from prior finance leases at initial adoption	(2,765)
Lease liabilities - recognized at initial adoption	(54,191)
Other liabilities	458

[1]Finance expenses & depreciation	(782)

Equity
Accumulated Deficit	—
1	Finance expenses and depreciation of $0.8 million represent the amount of finance leases uopn adoption of IFRS 16.
Consolidated Statement of Profit or Loss and Comprehensive Income - Impact of IFRS 16 at initial adoption
DR / (CR)
(US$’000)
Account	Impact of adoption of IFRS 16
Income Statement
Other operating costs	(11,720)
Depreciation and amortization	10,286
Interest expense	4,021
Net loss	2,587

The reconciliation between the amounts of lease liabilities recognized at initial adoption of IFRS 16 and the amount of operating lease commitments disclosed in the Notes to the consolidated financial statements for the year ended June 30, 2018 is as follows:

Lease liabilities - Recognized at initial adoption
(US$’000)
Operating lease commitments at June 30, 2018	32,135
Discounted at the date of initial adoption at weighted average rate of 9.8%	26,228
Short-term leases not included in lease liabilities	(915)
Renewal options not included in commitments	28,055
Lease not included in commitments	823
Lease liabilities at July 1, 2018 after initial adoption	54,191

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

3.3	Intangible assets
3.3.1	Goodwill

Goodwill represents the excess of the cost of a business combination over the total acquisition date fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Cost comprises the fair value of assets given, liabilities assumed and equity instruments issued, plus the amount of any non-controlling interests in the capital plus, if the business combination is achieved in stages, the fair value of the existing equity interest in the capital. Contingent consideration is included in cost at its acquisition date fair value and, in the case of contingent consideration classified as a financial liability, re-measured subsequently through the consolidated statement of profit or loss and other comprehensive income. Direct costs of acquisition are expensed immediately.

Goodwill is capitalized as an intangible asset with any impairment in carrying value being charged to the consolidated statements of profit or loss and other comprehensive income. Where the fair value of identifiable assets, liabilities and contingent liabilities exceed the fair value of consideration paid, the excess is credited in full to the consolidated statements of profit or loss and other comprehensive loss on the acquisition date.

3.3.2	Other intangible assets

Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives.

Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques (see section related to critical estimates and judgements above).

Expenditure on internally developed products is capitalized if it can be demonstrated that:

•	it is technically feasible to develop the product for it to be sold
•	adequate resources are available to complete the development
•	there is an intention to complete and sell the product
•	the Group is able to sell the product
•	sale of the product will generate future economic benefits, and
•	expenditure on the project can be measured reliably

Capitalized development costs are amortized over the periods the Group expects to benefit from selling the products developed. The amortization expense is included within the “Depreciation and amortization” line in the consolidated statements of profit or loss and other comprehensive income. Development expenditures not satisfying the above criteria and expenditures associated with the research phase of internal projects is charged out in the consolidated statements of profit or loss and other comprehensive loss.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

The significant intangibles recognized by the Group, their useful economic lives and the methods used to determine the cost of intangibles acquired in a business combination are as follows:

Intangible Asset	Useful economic life	Valuation method
Customer lists	5 - 6 years	Straight line
Software	3 - 5 years	Straight line
3.4	Impairment of non-financial assets

Goodwill and other intangibles:

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Additionally, these assets are subject to impairment tests whenever events or changes in circumstances which indicate that their carrying amount may not be recoverable. In those instances where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

When it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (“CGUs”).

Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Property, Plant and Equipment:

The carrying amounts of the Group’s assets including right-of-use assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment loss. If any such indication exists, the asset’s recoverable amount is estimated in order to determine the extent of the impairment loss, if any. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. Impairment losses are charged to the consolidated statement of comprehensive income in other operating expenses. During the years ended June 30, 2019 and 2018, no impairments have been recorded.

Impairment charges are included in the consolidated statements of profit or loss and other comprehensive loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

3.5	Financial instruments
3.5.1	Adoption of IFRS 9, Financial Instruments

IFRS 9 effective for annual periods beginning on or after January 1, 2018, contains new requirements that cover classification and measurement, impairment, and hedge accounting. It replaces the rules based model in IAS 39 with an approach that bases classification and measurement on the business model of an entity and on the cash flows associated with each financial asset.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

For classification and measurement of the financial liabilities designated as fair value through profit and loss, IFRS 9 requires that changes in own credit risk should generally be recognized directly in other comprehensive income. IFRS 9 sets out a new forward looking ‘expected credit loss (ECL)’ model which replaces IAS 39 incurred loss model for the following:

•	Trade receivables, Initial Receivables, Renewal Receivables and contract assets – For the various receivable balances which we maintain with our 3rd party customers, the individual subsidiaries perform an analysis on the collectability of the receivable and apply any applicable reserve which is then recorded through consolidated statements of profits and loss and other comprehensive income.
•	The Company does perform an overall review on the overall health of the clients and deem that there is no significant risk in a similar fashion that an expected credit loss model would produce. This will include a review of any public information available regarding the customer including, but not limited to, Securities and Exchange Commission (SEC) filings, press releases and analysts commentary.

The Group adopted IFRS 9, which addresses the classification, measurement and de-recognition of financial assets and financial liabilities, on July 1, 2018, considering the cumulative impact at this date in assessing whether an adjustment to opening reserves is required.

Based on the information, the Group analyzed the financial instruments within its consolidated statements of financial position and deems that the impact of IFRS 9 is either nil or immaterial to the financial statements.

The Group classifies its financial assets and financial liabilities at initial recognition into the following categories in accordance with application of IFRS 9 Financials Instruments.

3.5.2	Financial assets

The Group classifies all its financial assets at amortized cost. The Group has not classified any of its financial assets as fair value through profit or loss.

The Group includes in this category trade and other receivables, deposits, due from related parties and cash and cash equivalents.

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (e.g. trade receivables), but also incorporate other types of contractual monetary asset.

They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.

For impairment provisions, the Group applies the IFRS 9 simplified approach to measure expected credit losses using a lifetime expected credit loss provision for trade receivables to measure expected credit losses on a collective basis. Trade receivables are grouped based on a similar credit risk and ageing. Our historic treatment is not materially different to the simplified approach under IFRS 9. The Company measures ECL and recognizes credit loss allowance at each reporting date. The measurement of ECL reflects: (i) an unbiased and probability weighted amount that is determined by evaluating a range of possible outcomes, (ii) time value of money and (iii) all reasonable and supportable information that is available without undue cost and effort at the end of each reporting period about past events, current

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

conditions and forecasts of future conditions. The expected loss rates are based on the Group’s historical credit losses experienced over the three year period prior to the period end. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the Group’s customers. The Group has identified the gross domestic product (GDP), unemployment rate and inflation rate as the key macroeconomic factors in the countries where the Group operates. Other financial assets includes time deposits and other receivables, and the Group has determined that credit risk has not increased significantly on those assets and considers to have low credit risks at the reporting date.

The Group applies the IFRS 9 general approach to measure expected credit losses using a lifetime expected credit loss provision for related party balances to measure expected credit losses on a collective basis.

From time to time, the Group elects to renegotiate the terms of trade receivables due from customers with which it has previously had a good trading history. Such renegotiations will lead to changes in the timing of payments rather than changes to the amounts owed and, in consequence, the new expected cash flows are discounted at the original effective interest rate and any resulting difference to the carrying value is recognized in the consolidated statement of comprehensive income (operating profit).

The Group’s assets at amortized costs comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short term highly liquid investments with original maturities of three months or less.

3.5.3	Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss (“FVTPL”):

The warrant liability is classified as a financial liability at FVTPL and valued using the Monte Carlo simulation. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss.

Other financial liabilities:

The Group includes in this category trade and other payables, borrowings, and due to related parties.

Trade payables and other short-term monetary liabilities, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in the Statement of profit or loss and other comprehensive income/loss when the liabilities are derecognized as well as through the effective interest rate method amortization process. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect the estimates.

Other financial liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument.

Interest bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position.

For the purposes of each financial liability, interest expense includes initial transaction costs and any premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Receivables and payables made to the Group companies outside the control of IBEX Limited are presented under the heading due to/from related parties. When denominated in a currency other than the US dollar, they are translated to US dollar at closing rates. Related parties receivables and payables are initially recognized at fair value and subsequently measured at amortized cost.

3.6	Renewal receivables

Renewal receivables are recognized against insurance commission on policies already sold but expected to be renewed and collected in future years. These expected revenues are estimated based on historical policy retention patterns and discounted at an appropriate discount rate. Renewal receivables are subsequently adjusted when related revenue is realized or in the event where the policies are not renewed. Renewal receivables are recognized and measured in accordance with the provisions of IFRS 15 - Revenue from Contracts with Customers. Renewal receivables are related to discontinued operations described in Note 30.3.

3.7	Trade receivables

Trade receivables are recognized and carried at original invoice amount less an allowance for expected credit losses.

3.8	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and for the purpose of the statement of cash flows - bank overdrafts. Bank overdrafts are shown within loans and borrowings in current liabilities on the consolidated statement of financial position.

3.9	Adoption of IFRS 15 Revenue from Contracts with Customers

Revenues are measured at the fair value of the consideration received or receivable, net of discounts and related taxes.

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further, the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

This standard was mandatory for the accounting period beginning on January 1, 2018, and has been applied with Cumulative catch-up approach on July 1, 2018.

IFRS 15 lays out a five step process to ascertain the amount and timing of revenue that should be recognized.

•	Step 1: Identify the contract: The Company determines whether a contract exists between the reporting entity and customers that identifies rights, payment terms, has commercial substance and basis for collectability can be determined.
•	Step 2: Identify the Performance Obligations: The Company reviews the nature of the goods or service to be rendered in the contract and whether these are distinct. The reporting entity should recognize the revenue when it satisfies the performance obligations.
•	Step 3: Determine the transaction price: The amount of consideration expected to be received is defined which may be fixed or variable. With variable consideration the reporting entity can reasonably estimate the expected consideration. This step includes consideration of the various criteria which need to be identified and analyzed in determining whether revenues are fixed, variable or both.
•	Step 4: Allocate the transaction price to the performance obligations in the contracts – Where separate performance obligations exist, the reporting entity allocates and assigns the consideration to the respective performance obligations.
•	Step 5: Revenue Recognition: Recognize revenue to when the entity satisfies the performance obligations.

The standard permits two possible methods of transition:

•	Full retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.
•	Cumulative catch-up approach - Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application.

See below for impact of IFRS 15 (Note 3.9.1).

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Customer Management

Revenues from the Customer Engagement and Customer Expansion divisions of the Customer Management (“Customer Mgmt”) segment are recognized over the period as the services are performed on the basis of the number of billable hours or other contractually agreed metrics. Revenues from inbound and outbound telephonic and internet-based communication services that are customized to the customers’ needs are recognized at the contractual rates as services are provided. Revenues for the initial training that occurs upon commencement of a new client contract are deferred and recognized over the estimated life of the client program if that training is billed separately to a client. Training revenues are then recognized on a straight-line basis over the life of the client contract, as it is not considered to have a standalone value to the customer. The related expenses are immediately charged to the income statement as incurred. Revenues are recognized in the amount as per the contractual billing rights which the segment has a right to invoice.

Customer Experience revenues are recognized over the period of a client’s subscription contract on a basis that reflects usage of the product at the client’s location. Revenues and expenses related to set-up fees to customize the customer experience solution for client’s specific needs are deferred and recognized on a straight-line basis over the period in which the related service delivery is expected to be performed. Revenues related to additional consulting services are recognized over the period as the related services are performed on a per hour basis.

As a result of the adoption of IFRS 15 IBEX Global Limited was impacted by the deferral of training revenues. As the revenues generated from training did not qualify to be treated as a performance obligation, the requirement was to defer those revenues over the life of the agreement, which are typically 1- 1.5 years.

The associated costs for most clients under the new guidance requires that all costs associated with training are immediately recognized into expense in accordance with IAS 38, as IFRS 15 defers to IAS 38 regarding costs associated with training. Consistent with the cumulative catch – up approach, IBEX Global Limited has adjusted the prior period amount as an opening balance sheet adjustment, effective July 1, 2018 rather than adjusting the prior period amounts.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Customer Acquisition

Revenues from the Customer Acquisition (“Customer Acq”) segment are recognized upon the successful purchase of clients’ services as reported to the Group in monthly, semi-monthly or weekly intervals by clients. The data provided by clients to the Group include detail on pricing and product level activations from all channels (i.e. web-portal orders, call center orders, or affiliate or partner orders placed on the Group’s behalf) on the basis of which the clients calculate the payments owed to the Group. The payments received are reconciled to the activation data transmitted to the Group by the clients. Revenue is recognized from this segment at this point of time.

Revenues from the ETQ consist of commissions earned primarily from the sale by the Group to senior citizens and other eligible recipients (e.g. people with disabilities) of Medicare private insurance policies offered by leading U.S. insurance carriers. The commissions earned are dependent on the type of Medicare product sold, where the insured is based and the month in which the policy becomes effective. The commissions are based on a pre-determined rate card for which guidance and ranges are set by the regulatory body - CMS (Center for Medicare and Medicaid). The Company recognizes revenue on the sale date of the insurance policy after taking appropriate provisions for any cancellations during the first year of sale.

Costs of fulfilling contracts do not result in the recognition of an asset as the majority of revenue is recognized at a point in time and control of the asset is transferred to the customer when the service is transferred therefore no asset in relation to costs to fulfil contracts has been recognized. In relation to costs incurred to obtain a contract, no asset is recognized because the majority of costs (i.e. travel, employee commission, administrative expenses) are short-term in nature and also insignificant therefore they are recognized in the profit and loss account when incurred.

3.9.1	Impact of the adoption of IFRS 15

The Group has elected to adopt utilizing the full cumulative catch-up approach - Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application.

As of June 30, 2019
	DR / (CR)
	(US$’000)
		IFRS 15 Impact
Account	Excluding impact of IFRS 15 Adoption	Customer Mgmt	Customer Acq	As Reported
Assets
Deferred expenses (ST / LT)	661	(661)	—	—

Liabilities
Deferred revenue (ST / LT)	(3,386)	(1,755)	—	(5,141)
Current tax liability	(1,386)	(81)	—	(1,467)

Equity
Accumulated Deficit	114,679	2,497	—	117,176

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

For the year ended June 30, 2019
	DR / (CR)
	(US$’000)
		IFRS 15 Impact
Account	Excluding impact of IFRS 15 Adoption	Customer Mgmt	Customer Acq	As Reported
		Continuing Operations	Continuing Operations	Continuing Operations
Income Statement
Revenues & Other income	369,532	1,152	—	368,380
Payroll and related costs & share-based payments	260,426	(1,747)	—	258,679
Other operating costs	110,935	(330)	—	110,605
Income tax expense	3,534	81	—	3,615
Net income	(5,363)	(844)	—	(4,519)

Impact of IFRS 15 on discontinued operation is $3.1 million in the consolidated statement of profit or loss and comprehensive income during the year ended June 30, 2019.

July 1, 2018 Opening Balance Sheet Adjustment
	DR / (CR)
	(US$’000)
		IFRS 15 Impact
Account	June 30, 2018 Excluding impact of IFRS 15 Adoption	Customer Mgmt	Customer Acq	As Reported, July 1, 2018
Assets
Renewal Receivables (ST / LT)	35,900	—	220	36,120
Initial Commission Receivable	(898)	—	1,041	143
Deferred expenses (ST / LT)	2,738	(2,738)	—	—

Liabilities
Deferred revenue (ST / LT)	(6,365)	(603)	—	(6,968)

Equity
Accumulated Deficit	126,061	3,341	(1,261)	128,141

Customer Management:

Revenue for the initial training that occurs upon commencement of a new client contract is deferred over the estimated life of the client program and matched against the associated expenses if that training is billed separately to a client. Training revenue is then recognized on a straight-line basis over the life of the client contract as it is not considered to have a standalone value to the customer. These costs are immediately charged to the income statement as incurred with the adoption of IFRS 15. Prior to IFRS 15, training cost were deferred over the life of the contract.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Customer Acquisition:

The commission revenues are earned primarily from the sale of Medicare Insurance policies. It assists eligible consumers, US senior citizens or other eligible recipients (e.g. disabled people) to select between Medicare products offered by leading private insurance carriers in the US.

Once the Carrier accepts a new insuree, a carrier confirmation number is generated and the sale is made on the date the policy comes into effect. The Carrier then pays a commission to Company at the agreed rates for the first full year (initial year) of the policy. Historically, the Company recognizes revenue on the effective date of the insurance policy. As a result of IFRS 15, the Company will record the revenue based on the sales date, which represents the issuance of the confirmation number from the carrier and is earlier than the use of the effective date.

3.10	Provisions

A provision is recognized in the statement of financial position when the Group has a legal or constructive obligation as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The Group has recognized provisions against legal disputes. Provisions are made for costs to defend legal disputes where it is considered that an outflow of economic benefit is probable. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. Provisions are reviewed at each statement of financial position date and adjusted to reflect the current best estimate.

3.11	Profit or loss from discontinued operations

A discontinued operation is a component of the Group that either has been disposed of, or is classified as held for sale. Profit or loss from discontinued operations comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal group(s) constituting the discontinued operation (see also Note 30.3).

3.12	Retirement benefits

Defined contribution pension schemes

Contributions to defined contribution pension schemes are charged to the consolidated statement of profit or loss and other comprehensive income in the year to which they relate.

United States based subsidiaries

The Group’s United States (“US”) based subsidiaries have qualified defined contribution plans. Employees who meet certain eligibility requirements, as defined, are able to contribute up to federal annual maximums. The Retirement Plan provides for company matching contributions of 25.0% of the first 6.0% of employee contributions to the Retirement Plan, which vests 25.0% per year over a four-year period.

TRG Marketing Solutions Limited

This subsidiary operates a defined contribution pension plan with a third party. Under this scheme, TRG Marketing Solutions Limited makes contributions for employees who have not opted out of the voluntary pension scheme.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Virtual World (Private) Limited and IBEX Global Solutions (Private) Limited

Virtual World (Private) Limited, IBEX Global Solutions (Private) Limited, and DS (Private) Limited operate a defined contribution plan (i.e. recognized provident fund scheme) for all its permanent employees. Equal monthly contributions at the rate of 6.5% of the basic salary (Virtual World (Private) Limited) and 6.5% of the gross salary (IBEX Global Solutions (Private) Limited and DGS (Private) Limited) are made to the Provident Fund (the Fund) both by the subsidiaries and the employees of the respective entities. The assets of the Fund are held separately under the control of trustees for such fund. Contributions made by the subsidiaries are charged to the consolidated statement of profit or loss and other comprehensive income.

Defined benefit schemes

Defined benefit scheme surpluses and deficits are measured at:

•	The fair value of plan assets at the reporting date; less
•	Plan liabilities calculated using the projected unit credit method discounted to its present value using yields available on high quality corporate bonds that have maturity dates approximating to the terms of the liabilities and are denominated in the same currency as the post-employment benefit obligations; less
•	The effect of minimum funding requirements agreed with scheme trustees

Re-measurements of the net defined obligation are recognized directly within other comprehensive income. The re-measurements include:

•	Actuarial gains and losses
•	Return on plan assets (interest exclusive)
•	Any asset ceiling effects (interest exclusive)

Service costs are recognized in the consolidated statement of profit or loss and other comprehensive income, and include current and past service costs as well as gains and losses on curtailments.

Net interest expense / income is recognized in the consolidated statement of profit or loss and other comprehensive income, and is calculated by applying the discount rate used to measure the defined benefit obligation / asset at the beginning of the annual period to the balance of the net defined benefit obligation / asset, considering the effects of contributions and benefit payments during the period.

Gains or losses arising from changes to scheme benefits or scheme curtailment are recognized immediately in the consolidated statement of profit or loss and other comprehensive income. Settlements of defined benefit schemes are recognized in the period in which the settlement occurs.

IBEX Philippines, Inc. and IBEX Global Solutions (Philippines) Inc. operate an unfunded defined benefit scheme.

Under the plan, pension costs are actuarially determined using the projected unit credit method. This method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Gains or losses on the curtailment or

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

settlement of pension benefits are recognized when the curtailment or settlement occurs. All actuarial gains and losses are recognized in the year in which they arise, with re-measurements presented within other comprehensive income. The net interest cost is derived by applying a single discount rate to the net surplus or deficit of the fund.

3.13	Share-based payments

In December 2018, the Group terminated both the Stock Option Plan as well as the Phantom Plan, with the exception of those in IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and IBEX Global Jamaica Limited. The Group in the same period issued the Restricted Stock Plan (RSA). The details of the share-based compensation plans are given in Note 19 (Share based compensation plans) to these consolidated financial statements.

The Company uses the fair value method of accounting for both, the share options and restricted stock award plan. The fair value of these share options are estimated using the Black-Scholes pricing model. The measurement of share options at fair value is based on the Black-Scholes option pricing model taking into account the following variables:

•	The share price.
•	The strike price.
•	Volatility determined based on historical prices of our shares.
•	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.
•	The risk free interest rate.

The measurement of the RSA plan is based on the valuation provided by a third party valuation firm which the Group applied as the Fair Value of the awards.

The Group recognizes compensation expense for stock options on an accelerated basis over the requisite service period of the award. Any excess tax benefits or expense related to employee share-based payments, if any, are recognized as income tax benefit or expense in the consolidated statements of comprehensive loss when the awards vest or are settled.

The Group also operates a Phantom share option scheme (a cash settled share-based payment). An option pricing model (Black Scholes) is used to measure the Group’s liability at each reporting date, taking into account the terms and conditions and the extent to which employees have rendered service. Movements in the liability (other than cash payments) are recognized in the consolidated statement of profit or loss and other comprehensive income.

3.14	Warrant Shares

The Company accounts for the warrants to purchase its common shares in accordance with the provisions of IAS 32 − Financial Instruments: Presentation and IFRS 9 – Financial Instruments. The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

The Company assessed the classification of warrant as of the date it was issued and determined that such instruments met the criteria for liability classification. The warrant is reported on the consolidated statement of financial position as a liability at fair value using the Black-Scholes valuation method. The initial value was recorded as a long term liability on the consolidated statements of financial position with the common shares underlying the warrant which have vested recorded as contra revenue and the remainder recorded to long term assets.

The total fair value of the warrant liability is determined at the end of each reporting period by multiplying the fair value of a warrant by the total number of warrants that are expected to vest under the arrangement based on the satisfaction of the specified revenue milestones provided in the warrant. The total number of warrants that are expected to vest is based upon the cumulative revenues that are expected, as determined at the end of each reporting period, to be earned from Amazon during a period of 7.5 years ending on June 30, 2024.

In December 2017, the Group elected to utilize the Black Scholes valuation model to calculate the fair value of the Amazon warrants as the imminent IPO was anticipated to be $14.0 to $15.0, which would have no impact on the warrant’s strike price. As the IPO did not consummate in March 2018 as anticipated, the Monte Carlo simulation was used to value the warrants in June 2018 to capture the anti-dilution feature if a qualified IPO were to occur within the next year for calculating the value of the warrants.

The measurement of the warrant at fair value as of the initial measurement date is based on the Black Scholes valuation model taking into account the following variables:

•	The share price.
•	The strike price.
•	Volatility determined based on historical prices of our shares.
•	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.
•	The risk free interest rate.

At the end of each reporting period, the Company has fair valued the warrant liability with changes in fair value through profit and loss. For the year ended June 30, 2019 and June 30, 2018, the Company used the Monte Carlo simulation, which requires the input of subjective assumptions, including the expected volatility and the expected term.

Given the absence of an active market for the common shares, the Company is required to estimate the fair value of its common shares at the time of each grant.

The Company considers a variety of factors in estimating the fair value of its common shares on each measurement date, including:

•	the Company’s historical and projected operating and financial performance;
•	the Company’s introduction of new products and services;
•	the Company’s completion of strategic acquisitions;
•	the Company’s stage of development;
•	the global economic outlook and its expected impact on the Company’s business; and
•	the market performance of comparable companies.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

The long-term asset will be amortized on a systematic basis over the life of the arrangement as revenue is recognized for the transfer of the related goods or services as included Note 3.9 (Customer Management). The Company will review the asset on a reporting period basis to determine whether an impairment is required. In the event that an impairment is needed, the company will reduce the asset and offset to revenues.

3.15	Income taxes

Current tax

Current tax expense is based on taxable income at the current rates of taxation of the respective jurisdictions after taking into account applicable tax credits, rebates and exemptions available, if any.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts management expects to pay to the tax authorities. Any such provisions are based on estimates and are subject to changing facts and circumstances considering the progress of ongoing tax audits, case law and new legislation.

Deferred tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

•	The initial recognition of goodwill
•	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit, and
•	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities / assets are settled / recovered.

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

•	The same taxable group company, or
•	Different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

3.16	Foreign Currency

Foreign currency translation

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which they operate (their “Functional Currency”) are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the consolidated statement of profit or loss and other comprehensive loss. The net exchange losses amounted to $1.3 million (June 30, 2018: $0.4 million) for the year ended June 30, 2019.

On consolidation, the results of overseas operations are translated into dollars at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at the opening rate and the results of overseas operations at the actual rate are recognized in other comprehensive income and accumulated in the foreign exchange reserve. Exchange differences recognized profit or loss in Group entities’ separate consolidated financial statements on the translation of long term monetary items forming part of the Group’s net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the profit or loss on disposal.

Transactions denominated in foreign currencies are translated into $USD at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in financial result.

3.17	Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset when the entity has a legally enforceable right to offset the recognized amounts and intends either to settle these on net basis or to realize the assets and settle the liabilities simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or winding up of the entity or the counterparties.

3.18	Dividend

Dividends declared subsequent to the balance sheet date are considered as non-adjusting events and are recognized in the consolidated financial statements in the year in which such dividends are approved / transfers are made.

3.19	Standards, interpretations and amendments not yet effective

On February 2018, the IASB issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and
•	to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

The effective date for application of this amendment is the annual period beginning on or after January 1, 2019, though an early application is permitted. The Group is evaluating the effect of this amendment on the consolidated financial statements.

In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.
•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives.

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019 and the Group is currently evaluating the requirements of IFRIC 23 and the impact on the consolidated financial statements.

4.	GOODWILL
	June 30, 2019	June 30, 2018
	(US$’000)
Goodwill as of beginning of the year	11,832	11,832
Goodwill acquired during the year	—	—
Goodwill impaired during the year	—	—
Goodwill as of end of the year	11,832	11,832

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

A cash-generating unit (CGU) is the smallest group of assets that independently generates cash flow and whose cash flow is largely independent of the cash flows generated by other assets. Goodwill arose on various historical acquisitions made by predecessor companies and at June 30, 2019 and June 30, 2018, the carrying amount of goodwill is allocated as follows:

	June 30, 2019	June 30, 2018
	(US$’000)
IBEX (BPO division)	11,626	11,626
DGS (Customer Acquisition division)	206	206
	11,832	11,832

The calculation of value in use for the business operations is most sensitive to changes in the following assumptions which are discussed below, together with the amounts by which these key assumptions would have to change (independent of other changes in assumptions) for an impairment to arise. Management has calculated the recoverable amount of the cash generating unit to exceed its carrying amount by $271.8 million:

Testing for impairment of goodwill

Key assumptions applied in impairment testing

The recoverable amounts of all the CGUs have been determined from value in use calculations based on cash flow projections from formally approved budgets covering a five year period from 2019 to 2023. The first year of the projections is based on detailed budgets prepared by management as part of the Group’s performance and control procedures. Subsequent years are based on extrapolations using the key assumptions listed below which are management approved projections. The discount rate applied to cash flow projections beyond five-years is extrapolated using a terminal growth rate which represents the expected long-term growth rate of the Business Process Outsourcing (“BPO”) sector.

The following rates were used by the Group for the years ended June 30, 2019 and 2018:

	Average revenue growth rate	Average Gross Margin	Discount Rate	Terminal Growth Rate
	%	%	%	%
June 30, 2019	5.6	25.5	10.6	5
June 30, 2018	6.7	18.7	11.5	5

The calculation of value in use for the business operations is most sensitive to changes in the following assumptions:

Revenue growth

Revenue growth assumptions have been derived from projections prepared by management. Management is of the view that these assumptions are reasonable considering current market conditions. An impairment in the carrying value of goodwill would not arise if the 2020-2023 average revenue growth rate declined to nil.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Cost of sales and gross margin

Cost of sales has been projected on the basis of multiple strategies planned by management to ensure profitable operations. These strategies include cost minimization mechanisms such as offshore migration of labor, centralization of support activities and increasing efficiency of service delivery, resulting in improved gross margins over the forecasted period. An impairment in the carrying value of goodwill would not arise even if the 2020 estimated gross margin is decreased significantly.

Discount rate

Discount rates reflect management estimates of the rate of return required for the business and are calculated after taking into account the prevailing risk-free rate, industry risk and business risk. Discount rates are calculated using the weighted average cost of capital. An impairment in the carrying value of goodwill would not arise if the weighted average cost of capital were to increase significantly.

5.	OTHER INTANGIBLE ASSETS
	Patents	Trademarks	Customer lists	Software	Total
	(US$’000)
Cost
At July 1, 2018	541	371	2,817	18,348	22,077
Additions	—	—	—	622	622
Foreign exchange movements	—	—	—	28	28
Disposal of subsidiary	—	—	—	(534)	(534)
At June 30, 2019	541	371	2,817	18,464	22,193
Accumulated amortization and impairment
At July 1, 2018	196	—	2,187	15,513	17,896
Disposal of subsidiary	—	—	—	(521)	(521)
Impairment charge for the year	—	—	163	—	163
Amortization charge for the year	—	—	127	1,600	1,727
At June 30, 2019	196	—	2,477	16,592	19,265
Net book value
At June 30, 2019	345	371	340	1,872	2,928
At June 30, 2018	345	371	630	2,835	4,181

Cost
At July 1, 2017	541	371	2,742	17,921	21,575
Additions	—	—	75	506	581
Foreign exchange movements	—	—	—	(5)	(5)
Disposal	—	—	—	(74)	(74)
At June 30, 2018	541	371	2,817	18,348	22,077
Accumulated amortization
At July 1, 2017	196	—	1,950	13,462	15,608
Amortization charge for the year	—	—	237	2,051	2,288
At June 30, 2018	196	—	2,187	15,513	17,896

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

	Patents	Trademarks	Customer lists	Software	Total
	(US$’000)
Net book value
At June 30, 2018	345	371	630	2,835	4,181
At June 30, 2017	345	371	792	4,459	5,967
Amortization Rate			16.67% to 50.00%	20.00% to 33.33%
Estimated remaining useful life
Customer Lists			5 - 6 Years
Software			3 - 5 Years

Amortization charge for the years ended June 30, 2019 and 2018 comprise of:

	June 30, 2019	June 30, 2018
	(US$’000)
Amortization from continued operations	1,722	2,273
Amortization from discontinued operations	5	15
Total	1,727	2,288
5.1	Net book value of software licenses held under finance lease is $0.3 million as of June 30, 2019 (June 30, 2018: $0.2 million).
5.2	As of June 30, 2019, Software includes, on a net basis, $0.4 million (June 30, 2018: $0.8 million) capitalized for an internally generated software tool titled as “Clearview”. Management has assessed the useful life of Clearview to be five years.
5.3	Trademarks and patents are capitalized at cost of acquisition and are not amortized but are tested for impairment annually. Trademarks and patents have an indefinite life on the grounds of the proven longevity of the trademarks or patents and the Group’s commitment to maintaining those trademarks or patents.
5.4	Estimated amortization expense for the next five years is projected to be:
(USD$)
2020	1.2 millions
2021	0.8 millions
2022	0.2 millions
2023	—
2024	—

During the year ended June 30, 2019, one of the Group’s subsidiaries recorded an impairment amounting $0.2 million (2018: nil) which is recognized in other operating costs.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

6.	PROPERTY AND EQUIPMENT
	Buildings	Leasehold Improvements	Furniture, fixture and equipment	Computer Equipment	Vehicles	Assets under Construction	Total
	(US$’000)
Cost
At July 1, 2018	641	16,585	18,456	39,617	310	33	75,642
Adoption of IFRS 16	52,910	—	—	623	200	—	53,733
At July 1, 2018 - restated	53,551	16,585	18,456	40,240	510	33	129,375
Additions	30,925	1,101	2,453	4,034	356	2,781	41,650
Transfer from CWIP	—	—	—	33	—	(33)	—
Foreign exchange movements	(1,599)	(64)	(219)	(456)	(35)	—	(2,373)
Disposal of subsidiary	(8,800)	(301)	(910)	(865)	(10)	—	(10,886)
Disposal	—	(3)	(5)	(2)	(62)	—	(72)
At June 30, 2019	74,077	17,318	19,775	42,984	759	2,781	157,694

Accumulated depreciation
At July 1, 2018	225	10,750	12,267	33,226	275	—	56,743
Disposal of subsidiary	(609)	(56)	(349)	(418)	(4)	—	(1,436)
Charge for the year	10,806	1,980	2,411	4,643	238	—	20,078
At June 30, 2019	10,422	12,674	14,329	37,451	509	—	75,385

Net book value
At June 30, 2019	63,655	4,644	5,446	5,533	250	2,781	82,309
At June 30, 2018	416	5,835	6,189	6,391	35	33	18,899

Cost
At July 1, 2017	538	15,169	16,869	35,790	286	773	69,425
Additions	103	1,634	1,963	3,260	66	24	7,050
Transfer from CWIP	—	—	—	764	—	(764)	—
Foreign exchange movements	—	(209)	(319)	(189)	(3)	—	(720)
Disposal	—	(9)	(57)	(8)	(39)	—	(113)
At June 30, 2018	641	16,585	18,456	39,617	310	33	75,642

Accumulated depreciation
At July 1, 2017	140	8,636	9,447	28,144	244	—	46,611
Charge for the year	85	2,114	2,820	5,082	31	—	10,132
At June 30, 2018	225	10,750	12,267	33,226	275	—	56,743

Net book value
At June 30, 2018	416	5,835	6,189	6,391	35	33	18,899
At June 30, 2017	398	6,533	7,422	7,646	42	773	22,814

Depreciation rate	10.00%	20.00% to 33.33%	20.00% to 33.33%	33.33%	20.00%

No impairment of property, plant and equipment was recorded in the years ending June 30, 2019 and 2018.

Depreciation charge for the years ended June 30, 2019 and 2018 comprise of:

	June 30, 2019	June 30, 2018
	(US$’000)
Depreciation from continued operations	19,173	9,910
Depreciation from discontinued operations	905	222
Total	20,078	10,132

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

6.1	Net book value of assets held under finance lease is as follows:
	Buildings	Leasehold Improvements	Furniture, fixture and equipment	Computer Equipment	Vehicles	Assets under Construction	Total
	(US$’000)
June 30, 2019	—	—	—	—	—	—	—
June 30, 2018	—	392	2,637	1,082	17	—	4,128
6.2	Right of use assets comprise of:
	Building	Leasehold Improvements	Furniture, fixture and equipment	Computer Equipment	Vehicles	Assets under Construction	Total
	(US$’000)
Right-of-use assets
Balance at July 1, 2018
Reclassification from prior finance leases at initial adoption	—	367	2,800	376	4	—	3,547
Recognized at initial adoption	52,910	—	—	623	200	—	53,733
Total	52,910	367	2,800	999	204	—	57,280
Additions	30,925	98	107	506	224	1,488	33,348
Disposal - net of depreciation	(8,191)	—	(225)	(65)	—	—	(8,481)
Foreign exchange movements	(1,572)	12	70	(131)	(27)	—	(1,648)
Depreciation charge for the year	(10,715)	(156)	(1,432)	(396)	(119)	—	(12,818)
Balance at June 30, 2019	63,357	321	1,320	913	282	1,488	67,681
6.3	Lease liabilities:
June 30, 2019
(US$’000)
Lease liabilities included in statement of financial position as of June 30, 2019	69,234
Current	10,632
Non Current	58,602

In the previous year, the Group only recognized lease assets and lease liabilities in relation to leases that were classified as ‘finance leases’ under IAS 17 Leases. The assets were presented in leasehold improvement, building, furniture, and office & computer equipment and vehicles and the liabilities as part of the Group’s borrowings. For adjustments recognized on adoption of IFRS 16 on July 1, 2018, please refer to Notes 3.2 and 13.1.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

6.4	Description of lease activities:

The Group leases buildings for its offices, equipment and vehicles. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leases are typically made for a fixed period of 3-5 years and may include renewal options, which provide operational flexibility and when recognizing right-of-use assets and lease liabilities, the Group includes certain renewal options where the Group is reasonably assured to exercise the renewal option. The operating leases recognized have reasonably assured lease terms ranging from 2 to 15 years. The Group allocates the consideration in the contract of lease related to the building to the lease and non-lease components based on their relative stand-alone prices.

6.5	Other lease disclosures:

A maturity analysis of lease liability is shown in Note 22.3. The interest expenses on lease liabilities is $4.4 million. The expense incurred relating to short-term leases, not included in the measurement of lease liabilities, is $1.0 million and no other variable lease payments were incurred during the year ended June 30, 2019. The total cash outflow for leases amounted $10.5 million.

The Group recognized 87 leases related to right of use assets. During the year ended June 30, 2019, there were 23 new leases and 6 disposal of leases.

6.6	Security Interest on property and equipment

The net book value of property and equipment at June 30, 2019 and 2018 includes $8.0 million and $11.0 million, respectively, of assets that are pledged as security for borrowings.

7.	INVESTMENT IN JOINT VENTURE

On January 1, 2016, one of the subsidiaries of the Group (“the Subsidiary”) made a 47.5% investment in a Joint Venture Lake Ball LLC, doing business as Clear Connect, with Innovative Business Solutions (‘IBS’) with a purpose to procure and sell commercial leads for the Subsidiary’s customers. The country of incorporation and principle place of business of Lake Ball LLC is the United States of America. The investment is accounted for under the equity method of accounting. As of June 30, 2019, the market value of the investment amounts to $0.2 million (June 30, 2018: $0.39 million). The details of the investment are as follows:

	June 30, 2019	June 30, 2018
	(US$’000)
Opening balance	392	294
Return on investment during the year	(96)	(82)
Dividend received during the year	(420)	(100)
Share of profit for the year	351	280
Ending balance	227	392

Share of profit for the year ended June 30, 2019 and June 30, 2018 of $0.4 million and $0.3 million, respectively, is included in the other operating costs in statement of profit or loss and comprehensive income.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Summarized financial information of equity accounted Joint Venture from the financial statements of Lake Ball LLC is as follows:

	For the Year Ended
	June 30, 2019	June 30, 2018
	(US$’000)
Revenue	2,140	1558
Profit after tax	739	589
Other comprehensive income	—	—
Total comprehensive income / (loss)	739	589
8.	OTHER ASSETS
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Deposits		1,930	1,873
Prepayments	8.1	909	888
Other		559	704
Other Assets		3,398	3,465
8.1	These include prepayments for call center optimization services which are amortized over 120 months.
9.	TRADE AND OTHER RECEIVABLES
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Trade receivables
Trade receivables - gross		65,886	52,038
Less: Allowance for credit losses	9.1	(2,209)	(2,244)
Trade receivables - net		63,677	49,794
Less: receivables attributable to related parties, net		(652)	(276)
Trade receivables - net closing balance		63,025	49,518

Other receivables
Prepayments		3,149	3,117
Advance Tax		1,457	2,390
VAT receivables		1,039	334
Other receivables		1,091	781
Deposits		1,373	585
		8,109	7,207
		71,134	56,725

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

9.1	Allowance for credit losses
	June 30, 2019	June 30, 2018
	(US$’000)
Opening balance	2,244	3,658
Foreign exchange movements	(273)	(81)
Loss allowance recognized during the year	343	1,048
Trade receivables written off against allowance	(105)	(2,381)
Closing balance	2,209	2,244
9.2	For discussions associated with the adoption of IFRS 9, see Note 3.5.1 and Note 22.
10.	CASH AND CASH EQUIVALENTS
	June 30, 2019	June 30, 2018
	(US$’000)
Balances with banks in:
− current accounts	7,079	12,384
− deposit accounts (with a maturity of 3 months or less at inception)	1,783	1,128
	8,862	13,512
Cash in hand	11	7
	8,873	13,519
11.	DEFERRED REVENUE
	June 30, 2019	June 30, 2018
	(US$’000)
Deferred revenue	5,141	6,365
Less: current portion of deferred revenue	(4,388)	(5,657)
	753	708
12.	SHARE CAPITAL AND OTHER RESERVES
12.1	Authorized share capital

The Holding Company’s authorized share capital is $12,000 and the authorized share capital was previously divided into 4,749,861 preference shares and 115,250,139 common shares of par value $0.0001 each.

On March 16, 2018 the Holding Company’s authorized share capital was consolidated and divided into 103,223,990.46 common shares and 4,254,221.39 preference shares of par value $0.000111650536 each, and the shares held by the existing shareholders at that time duly converted.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

On December 21, 2018, the Group issued a revised equity structure converting the Holding Company’s authorized share capital of $12,000 to the following new structure, noting that all shares set out below have a par value of $0.000111650536 each:

•	Series A Convertible Preferred (“Series A”) - The maximum number of Series A Convertible Preference Shares shall be one (1) whose holder is The Resource Group International Limited (“TRGI”).
•	Series B Convertible Preferred (“Series B”) - The maximum number of Series B Convertible Preference Shares shall be 12,512,994.466500, of which 11,083,691.3814 Series B shares are issued and outstanding as of June 30, 2019.
•	Series C Convertible Preferred (“Series C”, and together with the Series A shares and the Series B Shares, the “Preferred Convertible Shares”) - The maximum number of Series C Convertible Preference Shares shall be 12,639,389.35000 of which 111,986.4786 Series C shares are issued and outstanding as of June 30, 2019.
•	Class A Common Shares (“Class A”) – The maximum number of Class A shares shall be 79,766,504.249454. There are no Class A shares issued and outstanding as of June 30, 2019.
•	Class B Common Shares (“Class B”, and together with the Class A shares, the “Common Shares”) - The maximum number Class B shares shall be 2,559,323.13 which are authorized for issuance for the Restricted Stock Plan, of which 2,375,374 Class B shares have been issued as of June 30, 2019.

The holders of Preferred Convertible Shares shall be entitled to vote, together with the holders of Class A shares, as a single class on all matters submitted to the shareholders for a vote.

At the time of a consummation of a qualified initial public offering (“IPO”) the following conversions will occur on a mandatory basis:

•	Series A will convert to Series C on a 1:1 basis
•	Series B will convert to Series C on a 1:1 basis
•	Series C (including those existing as a result of the above conversions) will then convert to Class A on a pro rata basis based on a specified metric which includes factors such as IPO price and number of preferred shares issued at time of conversion and which will result in each Series C share converting into more than one Class A common share.
•	Class B will convert to Class A on a 1:1 basis.

In the event that the Holding Company declares a dividend, the Company shall not declare nor pay any dividends or make any distribution upon other class of shares of the Company until and unless the Company has declared and paid aggregate dividends of at least US$9,499,720.06 with respect to the individual Series A share.

On any voluntary or involuntary liquidation, dissolution or winding-up of the Holding Company, and assuming non-conversion of any preferred shares, Series A holders will be entitled to receive the first approximately $9.5 million of proceeds in the event that such event is treated as an asset sale. Series B will then be entitled to receive the next approximately $53.5 million and Series C holders will then be entitled to receive the next approximately $86.2 million (out of which $47.9 million is waived due to the transfer of shares of Etelequote Limited to the parent Company TRGI see Note 30.3) of proceeds in excess of such $9.5 million, Series C and common holders will then be entitled to receive those proceeds in excess of

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

such $139.7 million. In the event that the liquidation event is treated as a stock sale, Series B and C Holders will be entitled to receive the first approximately $139.7 million of proceeds. Series A, Series C and common holders will then be entitled to receive those proceeds in excess of such $139.7 million.

12.2	Issued, subscribed and paid-in share capital – Pre December 2018

The Holding Company’s initial issued, subscribed and paid-in share capital consisted of preference shares of $475 divided into 4,749,861 preference shares of par value $0.0001 each and share capital of $775 divided into 7,750,141 common shares of par value $0.0001 each. The amount of additional paid-in capital is $96.2 million.

During the year ended June 30, 2017, the Holding Company issued a total of 11,606,000 common shares of par value $0.0001 each to TRGI in return for its investments in the Continuing Business Entities and $190,000 in cash. The investments were transferred from TRGI at their carrying values totaling $87,375,616. These share issues resulted in the recognition of additional paid-in capital totaling $87,565,616, and as noted below 4,749,861 of these common shares were subsequently re-designated into preference shares with the same par value of $0.0001 per share.

The Holding Company further issued 360,184 common shares to the CEO of DGS, in return for his equity interest in DGS Limited, resulting in the recognition of additional paid-in capital of $2,887,813; and 533,818 common shares to the CEO of e-Telequote, in return for his equity interest in e-Telequote Plc, resulting in the recognition of additional paid-in capital of $5,765,195.

On June 20, 2017, the Holding Company re-designated its 4,749,861 common shares held by TRGI into Senior Preference Shares at a price of $0.0001 per share. The preference shares shall automatically convert into common shares upon the consummation of a qualified public offering, with such conversion only being affected at the time and subject to the closing of the sale of securities by the Holding Company pursuant to such qualified public offering. Each convertible preference share shall be converted into one common share.

The holders of convertible preference shares shall be entitled to vote, together with the holders of common shares, as a single class on all matters submitted to the shareholders for a vote.

The Holding Company shall not declare nor pay any dividends or make any distribution upon common shares, until and unless the Holding Company has declared and paid a dividend of at least $2.00 with respect to each convertible preference share. Preference shares thereafter participate with any dividends declared for common shares.

On any voluntary or involuntary liquidation, dissolution or winding-up of the Holding Company, holders of convertible preference shares shall be entitled to receive, proportionately according to the number of convertible preference shares held, those assets available for distribution to the members.

See Note 12.4 for senior preferred shares.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

12.2.1	Reverse Share Split

On March 16, 2018, the Holding Company effectuated a 1.11650536356898-to-1 reverse share split. Under the terms of the reverse share split:

(i)	each common share, issued and outstanding as of such effective date, was automatically reclassified and changed into 0.895651765436606 common shares, and
(ii)	each convertible preference share, issued and outstanding as of such effective date, was automatically reclassified and changed into 0.895651765436606 convertible preference shares, in each instance without any further action by our shareholders.

The reverse share split had an impact on the common shares, any employee share option plans as well as the warrants associated with the Amazon agreement. As a result of the share split:

	Pre - Split	Post - Split
	March 16, 2018
Weighted average number of shares outstanding - basic and diluted	12,500,002	11,195,649
Common shares outstanding	7,750,141	6,941,427
Convertible preference shares held by TRGI converting to common shares	4,749,861	4,254,221
Outstanding employee share options	1,985,782	1,778,569
Warrants associated with Amazon	1,611,944	1,443,740
Common shares available for future issuance	2,857,498	2,559,323

The consolidated financial statements reflect the effects of the reverse share split for all periods presented.

12.3	Other Reserves

The nature and purpose of other reserves within equity is described below:

Reorganization reserve

Reorganization reserve consists of differences between the combined net asset values of subsidiaries from their separate financial statements and recognized share capital, under the pooling of interest method.

Additionally, on December 31, 2017, the Directors of DGS Limited (“DGS Ltd.”) sold DGS Tech, a wholly owned subsidiary that owned intellectual property of DGS Ltd. and licensed the use of this IP to other entities within DGS Ltd., to The Resource Group International Limited for a consideration of $12 (10 Euros). The Directors of DGS Ltd. committed to a plan to sell this unit following a revision in the overall structure and the integration of DGS Ltd. into the Holding Company.

The gain on sale of subsidiary is recognized in statement of changes in equity as part of the Reorganization Reserve due to the transaction being between the owners.

Share option plans

Weighted average cost of shares kept under the share option plans that pertain to the Group’s various subsidiaries.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Foreign currency translation reserve

Gain / losses arising on retranslating the net assets of overseas operations into presentation currency.

Actuarial gain on defined benefit scheme

Actuarial gain or losses represents adjustments to actuarial assumptions used to value defined benefit pension scheme obligations.

Accumulated deficit

The accumulated deficit decreased from $(126.1) million per end of June 30, 2018 to $(117.2) million as of June 30, 2019. The decrease is due to the net income of the year ended June 30, 2019.

12.4	Senior Preferred Shares
	Note	June 30, 2019	June 30, 2018
		(US$’000)
17Capital Fund	12.4.1	—	20,000
12.4.1	At June 30, 2017, in consideration of the cancellation of $20.0 million of the indebtedness under the loan note instrument referred to in Note 23.6, the Group’s subsidiary Etelequote Limited (the Subsidiary) entered into a senior preferred shares subscription agreement (“Agreement”) with a consortium of investors, comprised of 17Capital Fund 3, L.P. and 17Capital Fund 3 Luxembourg S.C.Sp. (“Subscribers”) providing for the purchase by the Subscribers of 1,538,462 non-convertible Senior Preferred Shares.

The holder of Senior Preferred Shares will not be entitled to vote at any meeting of the Subsidiary’s shareholders, and Senior Preferred Shares shall not be convertible into any other securities or rights. The Senior Preferred Shares shall not be entitled to any dividends or other distributions by the Subsidiary other than the entitlement to the redemption amount.

The Subsidiary has an option to redeem wholly or partially, the outstanding number of these shares. This option may be exercised at any time based on the Subsidiary’s discretion.

These shares will also be mandatorily redeemable upon the event of a public offering of IBEX Limited, to the extent of the proceeds of such an offering.

Upon a Liquidation Event (which is defined as any liquidation, dissolution, bankruptcy or winding up of the Subsidiary whether voluntary or involuntary but not on redemption or purchase by the Subsidiary of any Common Shares), each holder of Senior Preferred Shares shall be entitled to receive from the surplus assets of the Subsidiary remaining after the payment of its liabilities, prior and in preference to any distribution or payment made of any of the assets of the Subsidiary to holders of the Subsidiary’s Junior Securities (other securities of the subsidiary) by reason of their ownership thereof, an amount equal to the aggregate per share redemption price in respect of all of the senior preferred shares then held by such holder (with the date of such liquidation event being treated as the Redemption Date in respect of such Senior Preferred Shares) less any redemption amounts previously paid in respect thereof.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

At the time of redemption the following pricing mechanism will apply:

•	for redemption date on or before June 06, 2018, $13.00, or
•	for redemption date after June 06, 2018, the greater of $13.90 and the variable return (as defined in the Agreement).
•	the variable return provides for an interest rate of 14% until June 2021 and 18% thereafter.

These shares are redeemable upon the event of a public offering of IBEX Limited or a liquidation event (as explained above), whichever comes earlier. Upon such events these shares will cease to exist as an equity item and will be recognized as a debt liability. 17Capital Fund has a limited right to transfer these preference shares to TRGI up until an IPO. In the event that 17Capital exercises this option, the subsidiary will register TRGI as the holders of record for these preference shares.

During the year ended June 30, 2019, 459,325 of these preferred shares have been redeemed by paying $13.9 per share to 17th Capital (comprising of $5.9 million principal and $0.4m interest) and remaining $14 million is part of the disposal of subsidiary during the year as included in Note 30.3.

13.	BORROWINGS
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Obligation under finance leases	13.1	—	2,765
Long-term other borrowings	13.3	12,993	14,289
Line of credit	13.4	36,026	30,202
Private placement notes	13.2	—	14,500
		49,019	61,756
Less: Current portion of;
− obligation under finance leases	13.1	—	(1,899)
− long-term other borrowings	13.3	(5,809)	(5,275)
− line of credit	13.4	(36,026)	(30,202)
− private placement notes	13.2	—	(14,500)
Less: Current portion of borrowings		(41,835)	(51,876)
Non-current portion of borrowings		7,184	9,880
13.1	Obligation under finance leases
June 30, 2019
	Minimum lease payments	Present value of payments
(US$’000)
Within one year	—	—
After one year but not more than five years	—	—
Total minimum lease payments	—	—
Less: amounts representing finance charges	—	—
Present value of minimum lease payments	—	—
Current portion shown under current liabilities	—	—
—

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

	June 30, 2018
	Minimum lease payments	Present value of payments
	(US$’000)
Within one year	2,010	1,900
After one year but not more than five years	955	865
Total minimum lease payments	2,965	2,765
Less: amounts representing finance charges	(200)	—
Present value of minimum lease payments	2,765	2,765
Current portion shown under current liabilities	(1,899)	(1,899)
	866	866

Various subsidiaries in the Group hold assets subject to finance leases. For the year ended June 30, 2019, these lease arrangements have interest rates ranging from 5% to 10% (June 30, 2018: 5% to 10%) per annum. At the end of the lease term, the ownership of the assets shall be transferred to the respective entities. On July 1, 2018, obligation under finance lease has been reclassed in lease liabilities at adoption of IFRS 16 (See Note 3.2).

13.2	In June and July 2017, e-Telequote Insurance, Inc. issued $9.1 million and 1.0 million respectively, aggregate principal amount of 12.0% Senior Secured Notes due June 12, 2018 (the “2017 ETQ Notes”), guaranteed by TRGI, with an option of early settlement by the borrower. In May 2018, the e-TeleQuote Insurance Inc renewed the facility and expanded the loan to $15.0 million on the same terms maturing on May 15, 2019. During the year ended June 30, 2019, the loan notes were paid in full.

A contributor in the Senior Secured Notes is a related party to the Group as he serves on the board of TRGI as well as the board of our e – Telequote Insurance, Inc. See Related Party Loan, Note 23.6 for details.

13.3	Long-term other borrowings
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Financial Institutions
IBM Credit LLC	13.3.1	1,924	1,020
Newcore		—	165
PNC Bank, N.A.	13.4.1	188	1,077
IPFS Corporation	13.3.2	614	—
Heritage Bank of Commerce	13.4.3	1,000	—
PNC Term loan	13.4.1	7,111	10,667
First Global Bank Limited Demand loan	13.3.3	2,156	1,360
		12,993	14,289
Less: Current portion of long-term other borrowings		(5,809)	(5,275)
Non-current portion of long term other borrowings		7,184	9,014

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

13.3.1	The Group has financed the purchase of various property and equipment and software during the fiscal year 2019 and 2018 with IBM, PNC and FGB. As of June 30, 2019 and 2018, the Group has financed $3.6 million and $1.2 million, respectively, of assets at interest rates ranging from 6% to 9% per annum.
13.3.2	The Group has financed the insurance policies related to property and worker compensation with the IPFS Corporation with an interest rate of 5.7%.
13.3.3	In January 2018, the Group’s subsidiary IBEX Global Jamaica Limited entered into a $1.4 million non-revolving demand loan with First Global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan, has a maturity date of January 2023, and is required to be repaid in 54 equal monthly installments (commencing six months after the drawdown date). The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2019, the balance of the loan is $1.1 million (June 30, 2018: $1.4 million).

In November 2018, the Group’s subsidiary IBEX Global Jamaica Limited entered into a $1.2 million non-revolving demand loan with First Global Bank Limited. The loan bears a variable interest at 6-month LIBOR plus a margin of 5.26%, subject to a floor of 7.0% per annum, for the term of the loan. The loan is to be paid in 60 equal monthly installments, triggering a bullet payment after 36 months, with an option to renew for an additional 24 months, with an overall maturity in January 2023. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. At June 30, 2019, the balance of the loan is $1.04 million (June 30, 2018: $0.0 million).

13.4	Line of credit
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Financial Institutions
PNC Bank, N.A.	13.4.1	33,521	27,098
Seacoast Business Funding	13.4.2	80	245
Heritage Bank of Commerce	13.4.3	2,425	2,859
		36,026	30,202
13.4.1	In November 2013, the Group’s subsidiary TRG Customer Solutions, Inc. entered into a three-year $35.0 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the maximum revolving advance amount under the PNC Credit Facility was increased to $40.0 million, with an additional $10.0 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent) and the maturity date was extended to May 2020. In December 2018, the PNC Credit Facility maximum revolving advance amount was increased to $45.0 million. In May 2019, the PNC Credit Facility was amended to include the following: the maximum revolving advance amount was increased to $50.0 million, with an additional $10.0 million of availability (in $5.0 million increments) subject to satisfaction of conditions precedent, and the maturity date was extended to May 2023. Borrowings under the PNC Credit Facility bear interest at LIBOR plus a margin of 1.75% and/or at the PNC Commercial Lending Rate for domestic loans. In this agreement, TRG Customer Solutions, Inc. derived

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

value from the choice of interest rates, depending on the rate selected. This value changes in response to the changes in the various interest rates alternatives. Thus, a derivative is embedded within the loan commitment. The part of the value associated with the loan commitment derivative (the embedded derivative part) is derived from the potential interest rate differential between the alternative rates. The PNC Credit Facility is guaranteed by IBEX Global Limited and secured by substantially all the assets of TRG Customer Solutions, Inc. The line of credit balance as of June 30, 2019 is $33.5 million (June 30, 2018: $27.1 million), as presented in Note 13.4.

In June 2016, the PNC Credit Facility was amended to add a Term Loan A of $6.0 million, which was drawn down in full, and a Term Loan B of $4.0 million (subject to satisfaction of conditions precedent), which was never drawn down and cancelled. In November 2016, the PNC Credit Facility was amended by adding a Term Loan C of $16.0 million which was drawn down in full with $6.0 million applied to repay in full Term Loan A. Term Loan C bears interest at LIBOR plus a margin of 4.00% and is required to be repaid in 54 equal monthly instalments (commencing January 1, 2017). Term Loan C balance as of June 30, 2019 is $7.1 million (June 30, 2018: $10.7 million).

In addition, the PNC Credit Facility was amended in June 2016 to include a $3.0 million non-revolving line of credit for purchases of equipment, which was drawn down in full, bearing interest at LIBOR plus a margin of 3.25%. The balance of this line as of June 30, 2019 is $0.2 million (June 30, 2018: $1.1 million), as presented in Note 13.3.

13.4.2	In July 2011, a subsidiary of the Group, iSky, Inc. entered into a purchasing agreement (the “Seacoast Receivables Financing Agreement”) with the predecessor to Seacoast National Bank (“Seacoast”). Pursuant to the Seacoast Receivables Financing Agreement, Seacoast provides payment to iSky, Inc. for up to $1.5 million of accounts receivable owed to iSky, Inc. All payments from Seacoast to iSky, Inc. are subject to a discount of 1.0% for receivables outstanding 30 days or less and an additional 0.5% for each additional 15 days that such receivable is outstanding. The average discount during the fiscal year ended June 30, 2019 was approximately 1.2% (June 30, 2018: 1.3%) of net sales. Under the Seacoast Receivables Financing Agreement, Seacoast may also advance an amount up to 85% of iSky, Inc.’s receivables to iSky, Inc. at a rate of LIBOR plus 7.0%.

The Seacoast Receivables Financing Agreement requires iSky, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms.

13.4.3	In March 2015, the Group’s subsidiaries, Digital Globe Services, Inc., Telsat Online Inc. and DGS EDU, LLC entered into a one-year $3.0 million loan and security agreement (the “HBC Loan Agreement”) with Heritage Bank of Commerce (“HBC”). In March 2016, the HBC Loan Agreement was amended to increase the credit line capacity to $5.0 million and extend its maturity date until March 31, 2018, subject to collateral review. In June 2017, the HBC Loan Agreement was amended to add an additional subsidiary, 7 Degrees LLC, as a borrower, along with extending the maturity date until March 31, 2019. In August 2018, the HBC Loan Agreement was amended to increase the accrued account advance rate and certain other terms along with extending the maturity date until March 31, 2021. In January 2019, HBC Loan Agreement was amended to exclude DGS EDU, LLC therefrom pursuant to its sale. Refer to Note 30.2. Borrowings under

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

the HBC Loan Agreement bear interest at the Prime Rate plus a margin of 2.50%. The credit line is secured by substantially all the assets of Digital Globe Services, Inc., Telsat Online Inc., and 7 Degrees LLC. The line of credit balance as of June 30, 2019 was $2.4 million (June 30, 2018: $2.9 million), as presented in Note 13.4.

In March 2019, HBC Loan Agreement was amended to add a term loan of up to $2.0 million that bears interest at the Prime Rate plus a margin of 2.5%. The term loan is required to be repaid in 36 equal monthly installments (commencing April 2020) and will mature on March 1, 2023. On the term loan maturity date, all amounts owing shall be immediately due and payable. The term loan balance as of June 30, 2019 is $1.0 million (June 30, 2018: $0.0 million).

13.4.4	In June 2015, the Group’s subsidiary, TRG Customer Solutions, Inc., entered into a supplier agreement with Citibank, N.A. (the “Citibank Receivables Financing Agreement”). Pursuant to the Citibank Receivables Financing Agreement, Citibank provides payment to TRG Customer Solutions, Inc. for accounts receivable owed to TRG Customer Solutions, Inc. from AT&T Services Inc. and its various subsidiaries and affiliates located in the United States. All payments from Citibank to TRG Customer Solutions, Inc. are subject to a discount charge. The discount rate used to calculate the discount charge is the product of (i) the LIBOR rate for the period most closely corresponding to the number of days in the period starting from and including the date the proceeds are remitted by Citibank to TRG Customer Solutions, Inc. (the “Discount Acceptance Period”) plus 0.80% per annum and (ii) the Discount Acceptance Period divided by 360. The discount charge during the fiscal year ended June 30, 2018 and 2019 averaged approximately 0.28% and 0.32% of net sales, respectively.
13.5	Changes in liabilities arising from financing activities:
	June 30, 2019	June 30, 2018
	(US$’000)
Balance of debt, July 1,	62,958	57,948
Changes from operating cash flows	458	—
Changes from financing cash flows	10,124	3,333
New leases (2018: finance leases)	89,771	1,857
Non cash item - disposal of subsidiary	(43,431)	—
Foreign exchange movement	(1,627)	(180)
Balance of debt, June 30,	118,253	62,958
13.6	For discussions associated with the adoption of IFRS 9, see Note 3.5.1.
14.	OTHER NON-CURRENT LIABILITIES
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Deferred rent - long term		—	146
Defined benefit scheme	14.1	356	314
Warrant liability	28	751	965
Phantom stock plan	19.4	441	838
Other		59	43
		1,607	2,306

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

14.1	Defined benefit scheme

Two of the Group subsidiaries (“the Subsidiaries”) operate an unfunded defined benefit plan for qualifying employees. Under this plan, the employees are entitled to one half month’s salary for every year of service, with six months or more of service considered as one year. One half month’s salary has been defined to include the following:

•	15 days salary based on the latest salary rate,
•	cash equivalent to 5 days service incentive leave, and,
•	one - twelfth of the 13th month’s pay.

An employee is entitled to retirement benefits only upon attainment of a retirement age of 60 years and completion of at least five years of previously credited service. No other post-retirement benefits are provided to these employees. The most recent actuarial valuations of the present value of the defined benefit obligation were carried out on June 30, 2019. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	June 30, 2019	June 30, 2018
	%	%
Discount rates	5.93%	6.90%
Expected rate of salary increase	3.00%	3.00%

Amounts recognized in the consolidated statement of profit or loss and other comprehensive income in respect of defined benefit scheme are as follows:

	Note	June 30, 2019	June 30, 2018
		(US$’000)
Current service cost		107	274
Interest on obligation		22	36
Total		129	310

The amount included in the statement of financial position in other non-current liabilities arising from defined benefit obligations is as follows:

	June 30, 2019	June 30, 2018
	(US$’000)
Present value of unfunded defined benefit obligation	356	314
Net liability arising from defined benefit obligation	356	314

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

The movement in the present value of the defined benefit obligation in the current period is as follows:

	June 30, 2019	June 30, 2018
	(US$’000)
Present value of defined benefit obligation at the beginning of the year	314	727
Foreign exchange movements	22	(30)
Current service cost	107	274
Interest cost	22	36
Actuarial gains	(109)	(693)
Present value of defined benefit obligation at the end of the year	356	314

The subsidiaries are yet to contribute to the plan asset as of June 30, 2019.

15.	TRADE AND OTHER PAYABLES
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Trade creditors		9,927	13,149
Income tax payables		1,467	1,740
Accrued expenses		8,105	7,272
Accrued compensation	15.1	24,061	20,709
Provision	15.2	4,426	1,682
Others		371	1,403
		48,357	45,955
15.1	Accrued compensation includes payroll and related costs as of June 30, 2019.
15.2	Represents the provision related to the legal settlement during the year ended June 30, 2019 and provision of legal settlement associated with the cost of defense during the year June 30, 2018. Please refer to Note 16.1.1.
16.	CONTINGENCIES AND COMMITMENTS
16.1	Contingencies

The Group is subject to claims and lawsuits filed in the ordinary course of business. Although management does not believe that any such proceedings other than those noted below will have material adverse effect going forward, no assurances to that effect can be given based on the uncertainty of litigation and demands of third parties. Group only records a liability for pending litigation and claims where losses are both probable and reasonably estimable.

16.1.1	The significant claims or legal proceedings against subsidiaries of the Group are as follows:

A case was filed in November 2014 in the US District Court of Tennessee as a collective action under the US Fair Labor Standards Act (FLSA) and Tennessee law, alleging that plaintiffs were forced to work without being paid for the “off the clock” time. In December 2014, a similar FLSA collection action case

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

was filed against IBEX Global Solutions in the US District Court for the District of Columbia. In February 2015, the two cases were consolidated in Tennessee (the “Consolidated Action”) and plaintiffs agreed to submit all claims to binding arbitration before the American Arbitration Association. Presently, there are approximately 3,500 individuals who have opted into the FLSA class action claims, and there are pending wage and hour class action claims under various state laws (“Rule 23 Claims”) involving approximately 21,000 potential class action claimants. In April 2019, the parties engaged in a Mediation. On June 14, 2019, the parties entered into a Settlement Agreement, which was approved by the arbitrator on June 19, 2019. Pursuant to the Settlement Agreement, all claimants under both the FLSA and the Rule 23 Claims will be required to fill out and send a claim form to the Third-Party Administrator within the claim period ending on October 15, 2019 in order to receive funds under the settlement. Subsequent to June 30, 2019, Ibex funded $3,351,244 toward the settlement fund provided under the Settlement Agreement. This amount covers 100% of the possible claims under the FLSA, as well as plaintiffs’ attorney fees, administration costs and service awards. These amounts exclude any amounts that Ibex may need to fund for the Rule 23 Claims. Any funds not claimed pursuant to the FLSA portion of the settlement will revert to Ibex. Pursuant to the Settlement Agreement, there is $2.2 million allocated to the settlement of claims for the Rule 23 class members. The exact amount of recovery with respect to the Rule 23 Claims depends upon the claim forms properly and timely returned to the Third-Party Administrator. The claim period closed on October 15, 2019 and as of that date, claim forms properly and timely returned for the Rule 23 Class Members accounted for $1.2M of the $2.2M allocated funds for the Rule 23 class. The parties appeared before the arbitrator on November 7, 2019 and the Arbitrator granted final approval of the Rule 23 claims.

On July 26, 2018 Digital Globe Services, Inc. received an indemnification notice related to AllConnect, Inc. v. Kandela LLC Case No. 2:18-cv-05959SJO (SSx) pending in the US District Court for the Central District of California, Wester Division relating to patent infringement for certain call center search for services capabilities provided by Digital Globe Services, Inc. under the Dealer Network Agreement entered into in 2014 between Kandela and Digital Globe Services, Inc. via its “BundleDealer.com” portal. Digital Globe Services is cooperatively working with Kandela’s counsel regarding this matter and has made a good faith payment of $25,000 toward costs of defense of this matter while reserving all defenses and/or counter claims against Kandela in this matter. The Company plans to vigorously defend this demand for indemnification. The Company cannot reasonably determine damages at this time. In April 2019, Porch.com acquired all of the assets of Kandela LLC and assigned its past and future indemnification rights to Porch.com. As Porch.com is not a defendant in the Allconnect case, there is no known event giving rise to a DGS obligation to indemnify Kandela or Porch, and neither Kandela nor Porch has made an indemnification request to DGS since the acquisition. As of October 19, 2019, as a proposed settlement to indemnification discussions, Digital Globe Services voluntarily offered to indemnify Kandela up to 51% of legal defense costs (not liability) provided that Digital Globe Services gains control of the defense.

In addition, the Company is subject to other routine legal proceedings, claims, and litigation in the ordinary course of its business. Defending lawsuits requires significant management attention and financial resources and the outcome of any litigation, including the matters described above, is inherently uncertain. The Company does not, however, currently expect that the costs to resolve these routine matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

16.2	Commitments
16.2.1	IBEX Global Solutions Limited has an annual telecommunication service commitment with two of its carriers. The carrier agreement was signed in May 2017 for a three-year term with the minimum annual

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

commitment for $0.6 million. The agreement has a provision for an early termination at its one-year anniversary with a sixty day written notice. A second carrier agreement was signed in August 2017 for a three-year term with minimum annual commitment for $1.1 million.

16.2.2	IBEX Global Solutions Limited is also subject to early termination provisions in certain telecommunications contracts, which if enforced by the telecommunications providers, would subject IBEX Global Solutions to the obligation to pay early termination fees. To date, these early termination provisions have not been triggered by IBEX Global Solutions and in most cases would be equal to the unfulfilled terms of the contract.
16.2.3	On November 27, 2017, PNC Bank, NA issued an irrevocable standby letter of credit for the amount of $0.4 million in favor of the Group’s subsidiary TRG Customer Solutions, Inc. to the benefit of Digicel (Jamaica) Limited to guarantee the payment of base rent for the property rented by the Group’s subsidiary IBEX Global Jamaica Limited. With effect from March 1, 2018, the amount of irrevocable standby letter of credit was increased to $0.5 million.
16.2.4	On January 19, 2018, PNC Bank, NA issued an irrevocable standby letter of credit for the amount of $0.3 million in favor of TRG Customer Solutions, Inc. d/b/a IBEX Global Solutions to the benefit of First Global Bank Limited to guarantee the payment of loan received by the Group’s subsidiary IBEX Global Jamaica Limited. This letter of credit expired on July 19, 2018, as allowed by the agreement with First Global Bank.
17.	FINANCE EXPENSES
	June 30, 2019	June 30, 2018
	(US$’000)
Interest on borrowings	2,858	1,955
Factoring Fees	242	280
Finance charges on finance lease assets	—	492
Finance charges - right of use assets	4,394	—
Bank charges	215	366
Total	7,709	3,093

Finance expenses from discontinued operations	5,674	2,243
18.	INCOME TAXES

The major components of income tax expense / (benefit) are:

	June 30, 2019	June 30, 2018
	(US$’000)
Current tax expense for the year	815	773
Deferred tax expense / (benefit) for the year	7,630	(827)
Total	8,445	(54)

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Income tax expense is attributable to:

	June 30, 2019	June 30, 2018
	(US$’000)
Income tax expense / (benefit) from continued operations	3,615	(108)
Income tax expense from discontinued operations	4,830	54
Total	8,445	(54)

The Group’s U.S. tax provision includes the following U.S. entities: TRG Customer Solutions, Inc. (d/b/a IBEX Global Solutions), Digital Globe Services, Inc., iSky Inc. and e-Telequote Insurance, Inc. which file separate income tax returns in the US. Additionally, included in the group provision are various foreign subsidiaries located mainly in UK, EU, Canada, Pakistan, Senegal, and Philippines. These entities file tax returns in their respective jurisdictions. No tax provision has been calculated for holding companies (the Holding Company, IBEX Global Limited and Etelequote Limited), as they are Bermuda based and there is no corporate income tax in Bermuda.

Deferred tax expense includes a non-recurring expense of $3.1 million on cancellation of legacy ESOP plan.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates that will apply to taxable income in the periods the deferred tax item is expected to be settled or realized. The tax effects of the Group’s temporary differences and carry forwards are as follows:

Tax effect of deductible / (taxable) temporary differences

	June 30, 2019	June 30, 2018
	(US$’000)
Deductible temporary differences:
− Provisions and write-offs against accounts receivable	204	279
− Unpaid accrued expenses / compensation	530	3,629
− Deferred revenue and credits	31	38
− Net operating losses	1,998	10,504
− Property, plant and equipment	508	336
− Lease liability (right of use assets)	6,768	—
− Intangible assets	—	402
	10,039	15,188
Taxable temporary differences:
− Deferred revenue	—	(8,970)
− Property, plant and equipment	(49)	—
− Right of use assets	(6,581)	—
− Intangible assets	(1,039)	(999)
	(7,669)	(9,969)
Net deferred tax assets / (liability)	2,370	5,219

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Movement in deferred tax assets / (liability):

	June 30, 2019	June 30, 2018
	(US$’000)
Opening deferred tax assets / (liability)	5,219	(949)
Deferred tax (expense) / benefits	(7,630)	827
Foreign exchange and other rate differences	(49)	—
Sale of subsidiary	4,830	5,341
Net deferred tax assets / (liability)	2,370	5,219

A deferred tax asset has not been recognized for the following gross amounts:

	June 30, 2019	June 30, 2018
	(US$’000)
Unused tax losses	29,285	29,611
Deductible temporary differences	2,188	4,529
Unused tax losses and deductible differences - unrecognized	31,473	34,140

Deferred tax asset arising on the above amounts has not been recognized in these consolidated financial statements, as the management is of the prudent view that it is not probable that sufficient taxable profit will be available in the foreseeable future against which these temporary differences and unused tax losses can be utilized. Other factors considered include cumulative losses in recent years and non-existence of future reversals of existing taxable temporary differences. The unused tax losses will begin to expire in 2027.

At June 30, 2019, the Group’s US federal and state net operating loss carry forward for income tax purposes are $26.7 million (June 30, 2018: $61.1 million) and $31.9 million (June 30, 2018: $66.1 million) respectively which will begin to expire in 2029. The Group’s Canadian subsidiary has net operating loss carry forward of $2.2 million (June 30, 2018: $2.2 million), expiring over the period 2027 through 2037. The Group’s European subsidiaries have net operating loss carry forward of $6.9 million (June 30, 2018: $8.0 million). These amounts are based on the income tax returns filed for the year ended June 30, 2018 and estimated amounts for the year ended June 30, 2019.

During the year, Group’s subsidiary in Luxembourg was challenged by the tax authorities on a certain tax exemption. Tax authorities have issued an assessment for tax year 2014, denying the exemption. Group expects incremental tax amount of approximately $4.7 million for the tax years under review. Group believes the decision to be without merit and is in the process of appealing to the Tax Court. Accordingly, no provision has been made in this regard in the consolidated financial statements.

On December 22, 2017, the United States signed into law H.R.1 Bill, originally known as the “Tax Cuts and Jobs Act”. The Tax Cuts and Jobs Act (TCJA) has reduced the US federal corporate income tax rate from the existing rate of 35% to 21% with effect from 1 January 2018. As group’s tax year is on a fiscal year basis (ends 30 June), it was subject to a pro-rated US combined federal and state corporate income tax rate of 32% applicable to fiscal year ended June 30, 2018. After June 30, 2018, expected US combined federal and state corporate income tax rate has reduced to 26%.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Other significant changes introduced by TCJA include limitations on the deductibility of interest expense and executive compensation, a base erosion focused minimum tax (the Base Erosion and Anti-Abuse tax), transitional tax, tangible property expensing, current tax on global intangible low-taxed income (GILTI) and carry forward of net operating losses (“NOLs”).

The Group is subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Group recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. The Group believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

Reconciliation of effective tax rate

Below is a reconciliation of tax expense and the accounting profit. As the Group’s key income generating operations are based in the US, United States blended federal income tax rate of 21% is used for the purpose of this reconciliation:

	June 30, 2019	June 30, 2018
	(US$’000)
Profit / (Loss) for the year	10,965	(15,881)
Income tax expense / (benefit)	8,445	(54)
Net profit / (loss) before income tax	19,410	(15,935)
	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2018
	(%)	(US$’000)	(%)	(US$’000)
Income tax (benefit) using the applicable tax rate	21%	4,230	28%	(4,470)
State taxes (net of federal tax effect)	5%	1,073	4%	(583)
Effect of tax and exchange rates in foreign jurisdictions	5%	1,043	-19%	3,033
Foreign subsidiaries taxed at lower rate or tax exempt	-2%	(380)	-28%	4,525
Non-deductible expenses / exempt income	2%	470	1%	93
Cancellation of legacy ESOP plan	15%	3,104	—%	—
Effect of disposal of subsidiaries	-2%	(403)	-3%	505
Prior year provision / other items	—%	73	-1%	128
Change in unrecognized temporary differences	-4%	(765)	21%	(3,285)
	41.5%	8,445	0.3%	(54)

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

19.	SHARE OPTION PLANS
19.1	Predecessor Stock Plan

On December 22, 2017, the Group’s predecessor stock options and stock option plans were cancelled. From December 22, 2017 through and including December 31, 2017, the Group issued an aggregate of 1,778,569 new stock options under the 2017 IBEX Plan.

The Group accounted for the cancellation as an acceleration of vesting, and therefore recognized immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period.

The Group maintained the following equity incentive plans: IBEX Pre-IPO stock plan 2013, IBEX Post-IPO stock plan 2013, IBEX group Phantom stock option plan (a cash settled share-based payment), e-Telequote stock option plan and DGS Limited stock option plan. Upon the reorganization under the ambit of common control combination the holders of options in Digital Globe Services Limited had their options substituted with options granted pursuant to a stock option plan of DGS Limited, with a view to carrying forward the essence of the original plan.

On June 20, 2017, the Holding Company adopted a 2017 Stock Option Plan to enable certain executives and employees to be granted options and restricted stock awards, up to a maximum of 2,559,323 common shares of the Holding Company.

The details of above mentioned equity incentive plans are as below:

19.1.1	IBEX stock plan 2013
	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	—	—	1.68	4,028,746
Options granted during the period	—	—	—	—
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	—	(1.68)	(4,028,746)
Options outstanding as of end of the period	—	—	—	—

Options exercisable as of end of the period		—		—

No amount was recognized as share-based payment expense pertaining to this plan for the years ended June 30, 2019 and 2018.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

19.1.2	e-Telequote stock option plan
	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	—	—	0.05	39,700,000
Options granted during the period	—	—	—	—
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	—	(0.05)	(39,700,000)
Options outstanding as of end of the period	—	—	—	—

Options exercisable as of end of the period		—		—

No amount was recognized as share-based payment expense pertaining to this plan for the years ended June 30, 2019 and 2018.

19.1.3	DGS Limited stock plan option
	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	—	—	1.50	1,131,730
Options granted during the period	—	—	—	—
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	—	(1.50)	(1,131,730)
Options outstanding as of end of the period	—	—	—	—

Options exercisable as of end of the period		—		—

There were no stock options granted during the years ended June 30, 2019 and 2018. There was no amount recognized as share-based payment expense pertaining to this plan for the year ended June 30, 2019 as compared to June 30, 2018 which was $0.2 million.

19.2	2017 IBEX Stock Plan

On June 20, 2017, our board of directors and shareholders approved and adopted the Holding Company’s 2017 Stock Plan, as amended and restated on October 6, 2017 (the “2017 IBEX Plan”). On February 21, 2018, the Company amended and restated its 2017 Stock Plan, increasing the maximum number of common shares of the Company that may be issued from 1,798,019 to 2,559,323.

On March 16, 2018, we effectuated a 1.11650536356898-to-1 reverse share split. See Note 14.2.1 for details and impact of the reverse stock split.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Purpose

We believe that the 2017 IBEX Plan will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

Types of Awards

The 2017 IBEX Plan provides for grants of stock options and restricted stock awards.

Eligibility

Selected employees, consultants or directors of our company or our affiliates will be eligible to receive non-statutory stock options and restricted stock awards under the 2017 IBEX Plan, but only employees of our company will be eligible to receive incentive stock options.

Administration

The 2017 IBEX Plan is administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2017 IBEX Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2017 IBEX Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2017 IBEX Plan and any agreements related to awards granted under the 2017 IBEX Plan. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2017 IBEX Plan.

Available Shares

The number of common shares that we may issue with respect to awards granted under the 2017 IBEX Plan will not exceed an aggregate of 2,559,323. This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions. If an award expires or becomes unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the common shares subject to such award will be available for further awards under the 2017 IBEX Plan. Common shares used to pay the exercise or purchase price of an award or tax obligations will be treated as not issued and will continue to be available under the 2017 IBEX Plan. Common shares issued under the 2017 IBEX Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for such common shares will again be available for future grant under the 2017 IBEX Plan.

Award Agreements

Awards granted under the 2017 IBEX Plan will be evidenced by award agreements, which need not be identical and which will be modified to the extent necessary to comply with applicable law in the relevant jurisdiction of the respective participant, that provide additional terms of the award, as determined by the administrator.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Stock Options

The 2017 IBEX Plan allows the administrator to grant incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or non-statutory stock options. Only our employees may receive incentive stock option awards. The term of each option may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent shareholder. No incentive stock option or non-qualified stock option may have an exercise price less than the fair market value of a common share at the time of grant or, in the case of an incentive stock option granted to a ten percent shareholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the administrator at grant and the exercisability of such options may be accelerated by the administrator.

Restricted Stock

The 2017 IBEX Plan allows the administrator to grant restricted stock awards. Once the restricted stock is purchased or received, the participant will have the rights equivalent to those of a holder of our common shares, and will be a record holder when his or her purchase and the issuance of the common shares is entered upon the records of our duly authorized transfer agent. Unless otherwise determined by the administrator, we will have a right to repurchase any grants of restricted stock upon a recipient’s voluntary or involuntary termination of employment for any reason at a price equal to the original purchase price of such restricted stock.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.

Amendment and Termination

Our board of directors may, at any time, amend or terminate the 2017 IBEX Plan but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.

Transferability

Subject to certain limited exceptions, awards granted under the 2017 IBEX Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Effective Date; Term

The 2017 IBEX Plan became effective on June 20, 2017 and will expire on June 20, 2027 unless terminated earlier by the board of directors.

In December 2017, the Group granted 1,778,569 stock options to its employees of which 480,128 were vested. The remaining options will vest over periods of three to four years. There were no restricted stock awards granted in the same period. The weighted average exercise price of stock options granted during the fiscal year ended June 30, 2018 was $6.81.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

The fair value of share options granted during the fiscal year ended June 30, 2018 was determined to be $8.428 per option.

The Group estimates the fair value of its stock options on the date of the grant using the Black Scholes option pricing model, which requires the use of certain estimates and assumptions that affect the reported amount of share-based compensation cost recognized in the profit or loss. These include estimates of the fair value of common shares, the expected term of stock options, expected volatility of the Holding Company’s common shares, expected dividends and the risk-free interest rate:

Fair value of common shares

The estimated fair value of the common shares underlying the share options has been determined to be $14.00 per share.

Expected term

The expected term of options granted is 4.92 years. The Group assumes all options will be exercised at the contractual term of the option.

Volatility

Management used an average volatility of comparable listed companies of 35.6% for grant calculations for the fiscal year ended June 30, 2018.

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk-free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The average risk-free rate used for options granted during the fiscal year ended June 30, 2018 was 2.26%.

A summary of the stock options outstanding and exercisable as of June 30, 2019 and 2018 are as follows:

	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	6.81	1,633,170	—	—
Options granted during the period	—	—	6.81	1,778,569
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	(6.81)	(1,633,170)	(6.81)	(145,399)
Options outstanding as of end of the period	—	—	—	1,633,170

Options exercisable as of end of the period		—		628,356

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Most of the 1,778,569 stock options granted under the 2017 IBEX Plan during the fiscal year ended June 30, 2018 vest over time, with an initial portion vesting at December 31, 2017 and the remainder vesting equally on a monthly basis for a period of three to four years.

The remaining stock options vest based on certain performance criteria which are:

•	the consummation of a successful initial public offering on or before December 31, 2018; and
•	meeting specific revenue targets during the period from January 1, 2018 to December 31, 2018.

As of June 30, 2018, 628,356 or 38.5%, of the outstanding stock options have vested. The Company recognized the amount of stock compensation expense for options initially vesting on the first vesting date. As to the remaining unvested options, the Company will recognize an expense over the vesting period on an accelerated basis.

The weighted average grant date fair value of stock options granted during the fiscal year ended June 30, 2018 is $8.428 per option. The amount recognized as share-based payment expense pertaining to this plan for the fiscal year ended June 30, 2018 is $8.8 million. As of June 30, 2018, there was $4.8 million of total unrecognized compensation cost related to 1,408,220 unvested stock options granted under the 2017 IBEX Plan with weighted average grant date fair value of $8.428 per share. That cost is expected to be recognized over a weighted average vesting period of 3.30 years on an accelerated basis.

On December 28, 2018, the 2017 IBEX Plan was terminated pursuant to Section 11 of the 2017 IBEX Plan. Pursuant to the termination of the Plan, all stock options under the 2017 IBEX Plan were cancelled. The Group recognized $4.9 million expense during the year ended June 30, 2019 including $3.2 million of additional expense to fully write off the plan.

19.3	IBEX group Phantom stock option plan

The Group maintains a phantom stock option plan for employees of certain subsidiaries of IBEX Global Solutions Limited.

There were no Phantom stock options granted in fiscal years 2019 and 2018. In fiscal years 2019 and 2018, there were no options exercised under the Phantom Stock plan.

In February 2018, all legacy phantom stock option plans and grants were cancelled.

	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	—	—	1.79	875,625
Options granted during the period	—	—	—	—
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	—	(1.79)	(875,625)
Options outstanding as of end of the period	—	—	—	—

Options exercisable as of end of the period		—		—

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

The weighted average fair value of the Phantom stock options as of June 30, 2019 and 2018 is nil. For the year ended June 30, 2018, the Subsidiary recognized an expense of share-based payment amounting to $0.08 million in “Stock Based Compensation” in the consolidated statement of profit or loss and other comprehensive income. There were no Phantom Stock options with intrinsic value as of June 30, 2018 and 2017.

19.4	Phantom Stock Plans

In February of 2018, each of IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote(Private) Limited, IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, IBEX Global Solutions Senegal S.A., and Virtual World (Private) Limited, and in March of 2018, each of IBEX Global Jamaica Limited, and IBEX Global Solutions Nicaragua SA adopted phantom stock plans (collectively, the “Phantom Stock Plans”), which provide for grants of “phantom stock options” to certain of their executive officers and employees. Each Phantom stock option provides the participant with a contractual right to receive an amount equal to the difference between the fair market value of a vested common share of the Holding Company at the time of exercise and the exercise price of the option per share. In the event that the payment due to a grantee who has exercised an option exceeds $10,000, the relevant company may elect in its sole discretion to make payments in equal installments (without interest) over a period not exceeding three years, provided that each installment shall be no less than $10,000 (unless the residual amount is less than $10,000).

Fair value of common shares

The estimated fair value of the common shares underlying the share options has been determined to be $14.00 per share.

Expected term

The expected term of options granted is 4.65 - 4.67 years. In estimating the expected term, the subsidiary assumes all options will be exercised at the contractual term of the option.

Volatility

Management used an average volatility of comparable listed companies of 35.6%.

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2018 was 2.73%.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Those issued in February 2018 have a fair value of $8.458 per option. A roll forward of the February 2018 Phantom Shares are as follows:

	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	6.81	105,546	—	—
Options granted during the period	—	—	6.81	105,546
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	(66,377)	—	—
Options outstanding as of end of the period	6.81	39,169	6.81	105,546

Options exercisable as of end of the period	6.81	33,543	6.81	63,522

Those issued in March 2018 have a fair value of $8.464 per option. A roll forward of the March 2018 Phantom Shares are as follows:

	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	6.81	77,129	—	—
Options granted during the period	—	—	6.81	77,129
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	(61,723)	—	—
Options outstanding as of end of the period	6.81	15,406	6.81	77,129

Options exercisable as of end of the period	6.81	8,450	6.81	8,065

A summary of the stock options outstanding and exercisable as of June 30, 2019 is as follows:

Exercise price or range US$	Number	Options outstanding Weighted average remaining life (years)	Weighted average exercise price US$	Number	Options outstanding Weighted average remaining life (years)	Weighted average exercise price US$
6.81	21,032	0.81	6.81	41,994	1.83	6.81

The weighted average fair value of the Phantom stock options as of June 30, 2019 is $8.458. For the year ended June 30, 2019, the Subsidiaries recognized an expense of share-based payment amounting to $0.6 million (June 30, 2018: $0.8 million). There were no Phantom Stock options with intrinsic value as of June 30, 2019. The liability under the Phantom stock option plan as of June 30, 2019 was included as other non-current liabilities in Note 15.

On December 28, 2018, the Board of Directors, pursuant to a provision in the Phantom Stock Plans terminated the Phantom Stock Plans for IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions Senegal S.A., Virtual World (Private) Limited, and IBEX Global Solutions Nicaragua SA. All phantom stock options under these specific Phantom Stock

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Plans were cancelled upon termination of the identified Phantom Stock Plans. The Phantom Stock Plans for IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and IBEX Global Jamaica Limited remain in effect. The Group reversed the expense of $0.9 million of phantom stock in connection to forfeiture for vesting conditions not being met during the year ended June 30, 2019.

19.5	2018 Restricted Stock Award Program

On December 21, 2018, our board of directors and shareholders approved and adopted the Holding Company’s 2018 Restricted Stock Award Plan (the “2018 RSA Plan”). The following description of the 2018 RSA Plan is as follows.

Purpose

We believe that the 2018 RSA Plan will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

Types of Awards

The 2018 RSA Plan provides for grants of restricted stock awards.

Eligibility

Selected employees, consultants or directors of our company or our affiliates will be eligible to receive non - statutory restricted stock awards under the 2018 RSA Plan, but only employees of our company will be eligible to receive incentive stock awards.

Administration

The 2018 RSA Plan is administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2018 RSA Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2018 RSA Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2018 RSA Plan and any agreements related to awards granted under the 2018 RSA Plan. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2018 RSA Plan.

Available Shares

Subject to adjustment, Restricted Shares may be granted under the Plan for up to 2,559,323.13 class B common shares, $0.000111650536 par value per Class B common share, of the Group (the “Class B Common Shares”). Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions.

If any Restricted Share award expires or is forfeited in whole or in part (including as the result of Class B Common Shares subject to such Restricted Share award being repurchased by the Company pursuant to a contractual repurchase right or being forfeited back to the Company), the unused Class B Common Shares covered by such Restricted Share award shall again be available for the grant of Restricted Shares. Additionally, any Class B Common Shares delivered to the Company by a Participant to either used to purchase additional Restricted Shares or to satisfy the applicable tax withholding obligations with respect to Restricted Shares (including shares retained from the Restricted Share award creating the tax obligation) shall be added back to the number of shares available for the future grant of Restricted Shares.

Restricted Shares

The Board may grant Restricted Share awards entitling recipients to acquire Class B Common Shares (“Restricted Shares”), subject to the right of the Company to repurchase all or part of such Restricted Shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Restricted Share award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Restricted Share award.

The Board shall determine the terms and conditions of a Restricted Share award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.

Amendment and Termination

Our board of directors may, at any time, amend or terminate the 2018 RSA Plan but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.

Transferability

Subject to certain limited exceptions, awards granted under the 2018 RSA Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Effective Date; Term

The 2018 RSA Plan in December 2018 granted 2,373,374 shares, of which 721,596 shares vested on December 31, 2018. The remaining awards will vest between 13 months to 4 years, depending on the individual.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Fair value of common shares

The fair market value per share at the time of issuance was $0.61 which was derived from using the Monte Carlo simulation.

Expected term

The expected term of options granted is 3.84 years. The Group assumes all options will be exercised at the contractual term of the option.

Volatility

Management used an average volatility of comparable companies of 26.0%.

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2019 was 2.87%.

A summary of the stock awards outstanding and exercisable as of June 30, 2019 are as follows:

	2019
	Weighted average exercise price	Share Options (Number)
	(US$)
Options outstanding as of beginning of the period	—	—
Options granted during the period	0.61	2,373,374
Options exercised during the period	—	—
Options forfeited / cancelled / expired during the period	—	—
Options outstanding as of end of the period	0.61	2,373,374

Options exercisable as of end of the period	0.61	956,835

Most of the 2,373,374 stock awards granted under the 2018 IBEX Plan during the year ended June 30, 2019 vest over time, with an initial portion vesting at December 31, 2018 and the remainder vesting equally on a monthly basis for a period of 13 months to four years. The remaining stock awards vest based on certain performance criteria which are:

•	the consummation of a successful initial public offering on or before December 31, 2019;
•	there is an initial public offering of the Group’s class A common shares, and thereafter, the average price per share traded in such public market equals or exceeds $17.42 per share at any point in time; and
•	meeting specific revenue and EBITDA targets during the period from January 1, 2019 to December 31, 2019.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

As of June 30, 2019, 956,835, or 40.3%, of the outstanding shares have vested. The Company recognized the amount of stock compensation expense for options initially vesting on the first vesting date with the exception of members of the executive leadership team (the “ELT”).

As all members of the ELT are primarily based in the United States (the “US”), in order to gain the benefit of the 83(b) election (an 83(b) election applies to equity that is subject to vesting, and it alerts the Internal Revenue Service (IRS) to tax the elector for the ownership at the time it of granting, rather than at the time of stock vesting), they have purchased the shares through a Related Party Loan which is subject to 3% interest (See Related Party Notes, Note 23). These notes are a 50% / 50% split between recourse and non – recourse, with the non-recourse portion being secured by those class B shares issued to the borrower. The Group did not record the expense of the non – recourse component, 503,260 shares of the 1,006,519 shares which vested at June 30, 2019 applicable to the ELT.

As to the remaining unvested options, the Company will recognize an expense in a similar fashion for the ELT over the vesting period on an accelerated basis.

For the non – ELT members as well as the non - employee members of the board, at June 30, 2019, the Group recognized $0.3 million of stock based compensation expense.

The Group recognized $4.9 million and $9.7 million of stock based compensation expense (including 2017 IBEX stock plan, Phantom stock plan and 2018 RSA) for the year ended June 30, 2019 and 2018 respectively including $0.9 million and $1.3 million for the year ended June 30, 2019 and 2018 respectively related to disposal of subsidiary (see Note 30.3)

20.	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Holding Company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is calculated by dividing the profit attributable to equity holders of the Holding Company by the weighted average number of ordinary shares in issue and the potential ordinary shares.

On December 21, 2018, the Group cancelled the 2017 IBEX Plan (see Note 19) and issued Restricted Stock Awards (the RSA Plan). At June 30, 2019 there were 956,835 vested out of the 2,373,374 awards that have vested. The unvested shares of 1,405,344 have a small dilutive impact to the Earnings / (Loss) Per Share. Additionally, 144,374 warrant shares have vested and are a component of the basic per share calculation. The remaining unvested warrant shares have an anti – dilutive impact.

	June 30, 2019	June 30, 2018
	(US$’000)
Total - Profit / (loss) attributable to shareholders of the Holding Company	10,965	(15,881)
Continuing operations - Loss attributable to shareholders of the Holding Company	(4,519)	(20,762)

Total – Profit / (loss) attributable to ordinary shareholders of the company	—	—
Continuing operations – Profit / (loss) attributable to ordinary shareholders of the company	—	—

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

	June 30, 2019	June 30, 2018
	(US$’000)

		(Shares	)
Weighted average number of ordinary shares - basic	956,835		—

	(US$)
Total - Basic earnings loss per share	—		—
Continuing operations - Basic loss per share	—		—

		(Shares	)
Weighted average number of ordinary shares - diluted	12,461,182		11,195,649

	(US$)
Total - Diluted earnings per share	—		(1.42)
Continuing operations - Diluted loss per share	(0.36)		(1.85)

As required under IAS 33:26, where changes in a company’s share capital structure result in changes to the number of ordinary shares in issue without a corresponding change in resources, it is necessary to adjust the number of ordinary shares disclosed for comparative periods to reflect these changes. The changes in the Company’s equity structure in December 2018, as disclosed in Note 12, had the effect of re - designating all of the shares in issue at June 30, 2018 into Series A,B, and C preferred convertible shares.

The Series A, B and C preferred convertible shares as defined in Note 12, do not meet the definition of ordinary shares under IAS 33 because of their preferred participation rights, under which Series B and C are entitled to receive total dividends of $139.7 million subsequent to Series A receiving the first $9.5 million in dividends before dividends may be paid on the Class A and B Common Shares. No dividends have been paid on these shares to date. Accordingly the company’s Class A and Class B common shares are deemed to be the only ordinary shares for purposes of calculating earnings per share.

As the income for the year ended June 30, 2019, and the loss for the year ended June 30, 2018, did not exceed the value of the preferred participation rights attaching to the Series A, B and C preferred convertible shares, the income/loss attributable to the ordinary shareholders of the company has been assessed as $0.

For the year ended June 30, 2019, a voluntary conversion of the Series A, B and C preferred convertible shares would be antidilutive, because all shares of the company would become ordinary shares and the income for the period would be attributable to all such shares. For the year ended June 30, 2018 the effect of conversion would be dilutive as the company recorded a loss for that year.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

21.	DIVIDEND DISTRIBUTION

The Holding Company has not declared or paid any dividends during the fiscal year ended June 30, 2019 and fiscal year ended June 30, 2018. One of the subsidiaries of the Group paid a dividend liability of $1.6 million during the year ended June 30, 2019 which was declared in year ended June 30, 2017.

As the Company enacted a new equity structure, in the event that the Holding Company declares a dividend, the Company shall not declare nor pay any dividends or make any distribution upon other class of shares of the Company until and unless the Company has declared and paid aggregate dividends of at least approximately $9.5 million with respect to the individual Series A share (See Note 12.1 for details).

22.	FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and currency risk), credit risk and liquidity risk. The Board of Directors has the overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in the market conditions and the Group’s activities. The Group’s Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

A summary of the financial instruments held by category is provided below:

	June 30, 2019	June 30, 2018
	(US$’000)
Financial assets - amortized cost
Deposits	3,303	2,458
Trade receivables	63,025	49,518
Other receivables	3,587	3,505
Due from related parties	1,768	515
Cash and cash equivalents	8,873	13,519
	80,556	69,515
Financial liabilities - amortized cost
Lease liabilities	69,234	—
Borrowings	49,019	61,756
Trade and other payables	19,870	23,232
Related Party Loans	—	1,200
Due to related parties	6,169	11,546
	144,292	97,734
Financial liabilities – fair value through profit and loss
Warrant liabilities (Note 28)	751	965
	751	965

Movement of Warrant liabilities as of June 30, 2019 and 2018:

	June 30, 2019	June 30, 2018
	(US$’000)
Opening balance	965	—
Fair Value Adjustment	(364)	(3,326)
Warrants vested during the year	150	4,291
Closing balance	751	965

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

The fair value of the Group’s financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in Note 28:

		June 30, 2019	June 30, 2018
		(US$’000)
Financial liabilities – fair value through profit and loss	Fair value hierarchy
Warrant liabilities (Note 28)	Level 3	751	965
		751	965

There were no transfers between the different hierarchy levels in the year ended June 30, 2019.

22.1	Market risk
22.1.1	Interest rate risk

The Group’s exposure to market risk for changes in interest rates relates primarily to the cash and bank balances and credit facilities. Borrowings under the PNC Credit Facility bear interest at LIBOR plus 1.75% or the PNC Commercial Lending Rate for domestic loans and, in the case of Term Loan C, LIBOR plus a margin of 4.0%. Borrowings under the HBC Loan Facility bear interest at the Prime Rate plus 2.50%.

Other than a floating to fixed interest-rate swaps entered into in August 2016 and June 2019 to hedge the interest rate risk on the Term Loan A, Term Loan C and PNC Credit Facility with PNC, the Group does not use derivative financial instruments to hedge its risk of interest rate volatility.

Based on the Group’s debt position as of June 30, 2019 and taking into account the impact of the interest-rate swap referred above; a 1% change in interest rates would impact the finance costs by $0.8 million (June 30, 2018: $0.5 million).

22.1.2	Foreign currency exchange risk

The Group serves many of our U.S.-based clients using contact center capacity in various countries such as Philippines, Pakistan, Nicaragua and Jamaica. Although contracts with these clients are typically priced in U.S. dollars a substantial portion of related costs is denominated in the local currency of the country where services are provided, resulting in foreign currency exposure which could have an impact on our results of operations. Our primary foreign currency exposures are in Philippine Peso, Jamaican Dollar, and Pakistan Rupee; to a lesser extent, we have exposures in Euro, Pound Sterling, CFA Franc (XOF), Nicaraguan Cordoba, Canadian Dollar and Emirati Dirham. There can be no assurance that we can take actions to mitigate such exposure in the future, and if taken, that such actions will be successful or that future changes in currency exchange rates will not have a material adverse impact on our future operating results. A significant change in the value of the U.S. Dollar against the currency of one or more countries where we operate may have a material adverse effect on our financial condition and results of operations.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Foreign currency exchange risk arises mainly where receivables and payables exist due to transactions entered into in foreign currencies. As such, the management believe that, the Group is exposed to the following foreign currency exchange risks:

•	Transaction foreign currency risk is the exchange risk associated with the time delay between entering into a contract and settling it. Greater time differences exacerbate transaction foreign currency risk, as there is more time for the two exchange rates to fluctuate.
•	Translation foreign currency risk is the risk that the Group’s non-U.S. Dollar assets and liabilities will change in value as a result of exchange rate changes. Monetary assets and liabilities are valued and translated into U.S. Dollars at the applicable exchange rate prevailing at the applicable date. Any adverse valuation moves due to exchange rate changes at such time are charged directly and could impact our financial position and results of operations. For the purposes of preparing the consolidated financial statements, the Group convert subsidiaries’ financial statements as follows:
Statements of financial position are translated into U.S. Dollars from local currencies at the period-end exchange rate, shareholders’ equity is translated at historical exchange rates prevailing on the transaction date and income and cash flow statements are translated at average exchange rates for the period.

With all other variables held constant, a 5.0% depreciation in the Philippine Peso against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $1.1 million (June 30, 2018: $0.2 million). Conversely, a 5.0% appreciation in the Philippine Peso against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $1.1 million (June 30, 2018: $0.2 million). A 5.0% depreciation in Euro against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.06 million (June 30, 2018: $0.001 million). Conversely, a 5.0% appreciation in the Euro against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.06 million (June 30, 2018: $0.001 million). Similarly, a 5.0% depreciation in the Pakistan Rupee against the U.S. dollar would have decreased our net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.2 million (June 30, 2018: $0.03 million). Conversely, a 5.0% appreciation in the Pakistan Rupee against the U.S. dollar would have increased our net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.2 million (June 30, 2018: $0.03 million).

22.2	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and causes the other party to incur a financial loss. The Group is exposed to credit risk on its accounts receivable mainly in the communications services, technology, consumer, and industrials sectors. The Group mitigates the risk by diversifying its client base in these sectors.

Financial instruments which potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, loans and advances and notes receivable. The Group’s cash and cash equivalents are held with US and foreign commercial banks. The balance at times may exceed insured limits.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Credit rating wise breakup of bank balances:

	June 30, 2019	June 30, 2018
	(US$’000)
AA	670	880
AA-	3,081	4,178
A-1+	212	206
A-1	123	168
A+	847	5,241
A	265	125
A-	102	2,702
A2	—	—
A3	—	—
BBB+	2,201	—
BBB	1,361	—
BBB-	—	19
Non - Rated	11	—
Total	8,873	13,519

The maximum exposure to credit risk is as follows:

	June 30, 2019	June 30, 2018
	(US$’000)
Financial assets - amortized cost
Deposits	3,303	2,458
Trade receivables	63,025	49,518
Other receivables	3,587	3,505
Due from related parties	1,768	515
Cash and cash equivalents	8,873	13,519
	80,556	69,515

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

The Group has the following exposure to concentration of credit risk with clients representing greater than 5% of the consolidated revenue or receivable balances:

	2019
	Revenue		Trade debts gross
	Amount (US$ ‘000)	% of total	Amount (US$ ‘000)	% of total
Client 1	74,835	20%	10,770	16%
Client 2	67,094	18%	13,716	21%
Client 3	44,509	12%	9,042	14%
Subtotal	186,438	51%	33,528	51%
Others	181,942	49%	32,358	49%
	368,380	100%	65,886	100%

Revenue from discontinued operations	64,740	—	—	—
	2018
	Revenue		Trade debts gross
	Amount (US$ ‘000)	% of total	Amount (US$ ‘000)	% of total
Client 1	78,663	23%	10,432	20%
Client 2	63,233	18%	11,250	22%
Client 3	52,837	15%	6,586	12%
Subtotal	194,733	57%	28,268	54%
Others	147,467	43%	23,770	46%
	342,200	100%	52,038	100%

Revenue from discontinued operations	34,871	—	—	—

The Group continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporate this information into its credit risk controls.

The consolidated entities recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost. The measurement of the loss allowance depends upon the assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Based on the historic trend and expected performance of the customers, the Group believes that the below expected credit loss allowance sufficiently covers the risk of default.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

On the above basis the expected credit loss for trade receivables as at June 30, 2019 and June 30, 2018 was determined as follows:

	June 30, 2019
	(US$’000)
	Not overdue	Due: 0 to 30 days	Due: 31 - 60 days	Due: 61 to 90 days	Due: 91 - 180 days	Due: over 180 days	Total
Expected credit loss rate	—	4%	3%	22%	51%	98%	—
Gross carrying amount	59,994	2,316	1,187	110	387	1,892	65,886
Lifetime expected credit loss	—	96	39	24	196	1,854	2,209
	June 30, 2018
	(US$’000)
	Not overdue	Due: 0 to 30 days	Due: 31 - 60 days	Due: 61 to 90 days	Due: 91 - 180 days	Due: over 180 days	Total
Expected credit loss rate	—	11%	22%	14%	30%	84%	—
Gross carrying amount	48,197	492	784	109	115	2,341	52,038
Lifetime expected credit loss	—	56	172	15	35	1,966	2,244

The Group does not hold any collateral against these assets. Financial assets other than trade debts have no material ECL allowances on those balances as of June 30, 2019.

22.3	Liquidity risk

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due. To achieve this aim, it seeks to maintain cash balances (or agreed facilities) to meet expected requirements for a period of at least 45 days. The Board receives cash flow projections on a quarterly basis as well as information regarding cash balances and investments. The liquidity risk of each group entity is managed at the entity level. Where facilities of group entities need to be increased, approval must be sought by the entity’s CFO. Where the amount of the facility is above a certain level, agreement of the Group CFO and the board is needed.

The following table presents the contractual maturities (liquidity analysis) as of June 30, 2019 and 2018:

	June 30, 2019
	Less than 1 year	1 - 3 years	4 - 5 years	Total
	(US$’000)
Deposits	1,373	1,930	—	3,303
Trade receivables	63,025	—	—	63,025
Other receivables	3,587	—	—	3,587
Due from related parties	1,768	—	—	1,768
Cash and cash equivalents	8,873	—	—	8,873
Subtotal	78,626	1,930	—	80,556
Lease liability	15,954	27,136	52,526	95,616
Long - term other borrowings	5,933	6,694	964	13,591
Line of credit	36,026	—	—	36,026
Trade and other payables	19,870	—	—	19,870
Due to related parties	6,169	—	—	6,169
Subtotal	83,952	33,830	53,490	171,272
Net liquidity position	(5,326)	(31,900)	(53,490)	(90,716)

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

	June 30, 2018
	Less than 1 year	1 - 3 years	4 - 5 years	Total
	(US$’000)
Deposits	585	1,873	—	2,458
Trade receivables	49,518	—	—	49,518
Other receivables	3,505	—	—	3,505
Due from related parties	515	—	—	515
Cash and cash equivalents	13,519	—	—	13,519
Subtotal	67,642	1,873	—	69,515
Obligation under finance leases	2,010	955	—	2,965
Long - term other borrowings	5,696	5,163	4,382	15,241
Line of credit	30,202	—	—	30,202
Private placement notes	16,300	—	—	16,300
Convertible loan note	805	—	—	805
Trade and other payables	22,969	—	—	22,969
Due to related parties	11,546	—	—	11,546
Subtotal	89,528	6,118	4,382	100,028
Net liquidity position	(21,886)	(4,245)	(4,382)	(30,513)
23.	TRANSACTION WITH RELATED PARTIES

Related parties of the Group comprise of related entities, staff retirement funds, directors and key management personnel. A “related entity” is an entity that TRGI has control or significant influence over.

Material related party balances and transactions other than reorganization transaction and those disclosed elsewhere in these consolidated financial statements, are given below:

	June 30, 2019
	Relationship with related party	Service delivery revenue	Service delivery expense	Due from related parties	Due to related parties
	(US$’000)
BPO Solutions, Inc.	Related entity	—	—	—	3,611
Alert Communications, Inc.	Related entity	150	—	370	—
TRG Marketing Services, Inc.	Related entity	—	—	19	—
Afiniti International Holdings Limited	Related entity	54	70	—	503
TRG Holdings, LLC	Related entity	—	—	—	1,913
The Resource Group International Limited	Parent	—	—	162	—
Third Party Lessor	Related entity	342	77	201	—
3rd Party Client and Internet Services Provider	Related entity	883	73	451	93
IBEX Holdings Executive Leadership	Officers	—	—	307	—
TRG (Private) Limited	Related entity	—	—	—	49
Etelequote	Related entity	—	—	258	—
		1,429	220	1,768	6,169

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

	June 30, 2018
	Relationship with related party	Service delivery revenue	Service delivery expense	Due from related parties	Due to related parties
	(US$’000)
BPO Solutions, Inc.	Related entity	—	1,287	—	3,600
Alert Communications, Inc.	Related entity	66	—	220	—
TRG Marketing Services, Inc.	Related entity	—	—	19	—
Afiniti International Holdings Limited	Related entity	109	68	—	367
TRG Holdings, LLC	Related entity	—	—	—	232
The Resource Group International Limited	Parent	—	—	—	7,134
Third Party Lessor	Related entity	291	485	178	40
3rd Party Client and Internet Services Provider	Related entity	1,100	65	98	16
TRG (Private) Limited	Related entity	—	—	—	157
		1,566	1,905	515	11,546
23.1	Service delivery revenue and expenses are incurred by the Group in the ordinary course of business. These transactions were executed on mutually agreed terms. These represent call center and back office support services provided to subsidiaries of the Group.
23.2	A Senior executive within one of our vendors serves on the Board of our Controlling Shareholder. The Group maintains a lease on office space along with having a client relationship between Virtual World and the aforementioned company.
23.3	A Senior executive within one of our customers serves as a Board member of our IBEX Senegal subsidiary. The Group maintains both a vendor and a client relationship with this company.
23.4	The balance due to TRG Holdings, LLC includes loan of $1.3 million to the Holding Company with an interest rate of 15% per annum and shall mature in the year ending June 30, 2020.
23.5	A Senior executive within one of our vendors serves as a board of our DGS Group. The Group maintains a lease on office space with this Company.
23.6	RELATED PARTY LOANS

Under a convertible loan note agreement between a subsidiary of the Group and TRGI, these loan notes may convert into ordinary shares at the option of TRGI if there is external funding in the subsidiary in excess of $3 million. Out of total loan amount, there were no disbursements during the current year and June 30, 2018. The loan of $1.2 million was paid in full during the year June 30, 2019.

In June 2017, an officer of the Controlling Shareholder, as part of e-Telequote Insurance, Inc. issuance of the Senior Secured Notes, entered in an agreement with e – Telequote Insurance, Inc. with whom he also serves as a member of their board. The terms of the agreement are:

•	Principal: $0.5 million
•	Maturity: May, 2019
•	Interest: 12%

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

23.7	Receivable from executive leadership represents the purchase of the shares through RSA (See Note 19.5)
24.	CAPITAL RISK MANAGEMENT

Capital risk management is carried out by the Group’s management. The Group’s board of directors sets Capital risk management policies and procedures to which our management is required to adhere. The Group’s management identifies and evaluates Capital risks and enters into agreements and explore avenues to mitigate these risk exposures in accordance with the policies and procedures outlined by the Group’s board of directors.

The Group manages its capital to safeguard that the Group will be able to continue as a going concern. The capital structure of the Group consists of cash at bank and in hand and cash equivalents, borrowings, and preferred shares. In addition the Group’s capital structure includes equity attributed to the holders of equity instruments of the Holding Company, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

The Group manages its capital structure and makes the necessary adjustments in the light of changes of economic circumstances, the risk characteristics of underlying assets and the projected cash needs of the current and prospective operational / financing / investment activities. The adequacy of the Group’s capital structure will depend on many factors, including capital expenditures, market developments and any future acquisition.

The Group and its subsidiaries are not subject to any externally imposed capital requirements, other than those imposed by generally applicable company law requirements.

In order to maintain or adjust the capital structure, the Holding Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

25.	SEGMENT INFORMATION

Management has determined its operating segments based on reports reviewed by the Board of Directors (“BOD”) that are used to assess the performance of the various components and in making resource allocation decisions. Management has determined that the lines of the business constitute operating segments. There are two operating segments, namely, customer management and customer acquisition.

Each of the operating segments identified above have their own management and leadership teams and face unique sets of market dynamics. A brief description of segments and type of revenues they generate is given below:

•	Customer Management - Customer Management segment comprises the Engagement, Expansion and Experience solutions. The suite of customer engagement solutions consist of customer service, technical support and other value added outsourced back office services. This omni-channel offering is delivered through voice, email, chat, SMS, social media and other communication applications. The customer expansion solution is a derivative of the segment’s customer engagement solution, combining traditional BPO solutions with the segment’s sales and acquisition oriented contact center capability to allow existing clients to further mine their existing customer base. The segment’s customer experience solution is comprised of a comprehensive suite of proprietary software tools to measure, monitor and manage the customer experience.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

•	Customer Acquisition - In the Customer Acquisition segment, the segment works with consumer-facing businesses and acquires customers for them. Most of the customer acquisition solutions are based on two steps: (a) generating or purchasing a lead or a prospect, and (b) converting that lead or prospect into a customer, most frequently through a voice-based channel. In this segment, customers are primarily acquired for clients in the telecommunications, cable, technology and insurance industries. The segment’s activity for the insurance industry is conducted through segment’s Medicare Insurance division, which acquires customers for the leading health insurance carriers. The Group disposed of the part of the segment related to the insurance industry on June 26, 2019 as included in Note 30.3.

The BOD assesses the Group’s internal performance on the following basis:

•	Third party revenue; and
•	Adjusted EBITDA

Adjusted EBITDA from continuing operations is a non-GAAP financial measure that represents the Group’s net (loss) before finance cost, income tax expense, non-cash items of depreciation and amortization, foreign exchange losses and share-based payments. Adjustment is also made, if necessary, to eliminate the effect of non-recurring charges. Whereas EBITDA represents the Group’s net (loss) before finance cost, income tax expense and non-cash items of depreciation and amortization. The management believes that Adjusted EBITDA is a meaningful indicator of the health of the Group’s business as it reflects the ability to generate cash that can be used to fund recurring capital expenditures as well as growth and it also disregards non-cash or non-recurring charges that the management believe are not reflective of the Group’s long-term performance.

25.1	Information about segments

The segment information provided to the chief operating decision makers for the operating segments for the year ended June 30, 2019 and 2018 is as follows:

	June 30, 2019
	Customer management	Customer acquisition	Total
	(US$’000)
Segment revenue	321,810	53,033	374,843
Less: inter-segment revenue	(6,327)	(136)	(6,463)
Revenue from external customers[1]	315,483	52,897	368,380
Adjusted EBITDA from continuing operations	33,487	2,808	36,295
1	Includes impact of adoption of IFRS 15 for the year ended June 30, 2019. See Note 3.9.1 for details.
	June 30, 2018
	Customer management	Customer acquisition	Total
	(US$’000)
Segment revenue	289,475	57,428	346,903
Less: inter-segment revenue	(4,355)	(348)	(4,703)
Revenue from external customers	285,120	57,080	342,200
Adjusted EBITDA from continuing operations	2,099	2,197	4,296

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

25.2	Adjusted EBITDA from continuing operations for the year
	June 30, 2019	June 30, 2018
	(US$’000)
Net income / (loss) for the period - continuing operations	(4,519)	(20,762)
Finance expense	7,709	3,093
Income tax expense / (benefit)	3,615	(108)
Depreciation and amortization	20,895	12,182
EBITDA from continuing operations(a)	27,700	(5,595)

Non-recurring expenses(b)	4,239	4,112
Other income(c)	(641)	(547)
Fair value adjustment(d)	(364)	(3,326)
Share-based payments(e)	4,087	8,386
Foreign exchange losses	1,274	1,266
Adjusted EBITDA from continuing operations	36,295	4,296
a)	EBITDA from continuing operations includes impact of adoption of IFRS 16 in financial year 2019 (see Note 25.8).
b)	For the fiscal year ended June 30, 2019, the Group incurred non – recurring legal expenses (including legal settlements) of $4.2 million related to IBEX Global Solutions Limited and for the year ended June 30, 2018, the Group incurred non-recurring legal expenses of $0.3 million related to DGS EDU LLC and $1.3 million related to IBEX Global Solutions Limited, severance expenses of $1.1 million related to IBEX Global Solutions Limited and listing expenses of the Holding Company of $1.4 million.
c)	For the fiscal year ended June 30, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.4m related to IBEX Global Solutions Limited and for the year ended June 30, 2018, other income represented proceeds from a legal settlement received by Digital Globe Services, Inc. of $0.2 million and insurance proceeds of $0.3 million received by IBEX Global Solutions Limited against settlement.
d)	For the year ended June 30, 2019 and 2018, the Group recorded a revaluation associated with the Amazon warrants (see Note 28 for details).
e)	For the year ended June 30, 2019, the amount includes the cancellation of the 2017 IBEX Stock Plan and the Phantom stock plans ($3.3 million) partially offset by the elimination of the liability associated with the Phantom plans ($1.0 million). For the fiscal year ended June 30, 2018, share-based payments was primarily related to share-based payments expense of $8.4 million pertaining to options to purchase an aggregate of 1,633,170 common shares awarded from December 22, 2017 through and including June 30, 2018, net of forfeitures of 145,399 options.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

25.3	Revenue from contracts with customers

The Group generates more than 98% of its revenue in the United States of America and more than 50% of its revenue generates from three major customers.

	June 30, 2019	June 30, 2018
	(US$’000)
Revenue from continuing operations:
United States of America	367,541	339,054
Others	7,302	7,849
Total[1]	374,843	346,903
Inter-segment revenue	(6,463)	(4,703)
Revenue from external customers	368,380	342,200

Revenue from discontinued operations:
United States of America	64,740	34,871
1	Includes impact of adoption of IFRS 15 for the year ended June 30, 2019. See Note 3.9.1 for details.

The Group’s revenue disaggregated by pattern of revenue recognition is as follows:

	June 30, 2019	June 30, 2018
	(US$’000)
Pattern of Revenue recognition
− Services transferred at a point in time	52,897	57,080
− Services transferred over time	315,483	285,120
	368,380	342,200

The movement in the deferred revenue is as follows:

	June 30, 2019	June 30, 2018
	(US$’000)
Opening balance	6,365	6,496
Revenue recognized during the year	(3,763)	(4,036)
Revenue deferred during the year	2,539	3,905
Closing balance	5,141	6,365

The following aggregated amounts of deferred revenue from existing contracts that are to be recognized in revenue in the following fiscal years:

	FY2020	FY2021	FY2022	Total
	(US$’000)
Deferred Revenue expected to be recognized	4,131	931	79	5,141

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Renewal receivables movement until the date of disposal of subsidiary is as follows:

	June 26, 2019	June 30, 2018
	(US$’000)
Opening balance	35,900	18,141
Revenue recognized during the year	45,916	22,391
Cash receipts during the year	(9,633)	(4,632)
Closing balance	72,183	35,900

Renewal receivables as of June 26, 2019 and June 30, 2018 relates to subsidiary disclosed as discontinued operations in Note 30.3.

25.4	Income/(loss) by operating segment
	June 30, 2019	June 30, 2018
	(US$’000)
Customer management	(5,228)	(18,993)
Customer acquisition	709	(1,769)
Total[1]	(4,519)	(20,762)
Income from discontinued operation	15,484	4,881
1	Includes impact of adoption of IFRS 15 for the year ended June 30, 2019. See Note 3.9.1 for details.
25.5	Non-current assets by location
	June 30, 2019	June 30, 2018
	(US$’000)
United States of America	38,830	52,530
Others	65,180	17,333
Total[1]	104,010	69,863
1	Exludes deferred tax asset.
25.6	Total assets by segment
	June 30, 2019	June 30, 2018
	(US$’000)
Customer management	171,674	99,432
Customer acquisition	16,628	57,649
Total	188,302	157,081

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

25.7	Total liabilities by segment
	June 30, 2019	June 30, 2018
	(US$’000)
Customer management	165,588	89,294
Customer acquisition	14,086	39,834
Total	179,674	129,128
25.8	Impact for changes in accounting policy

The adoption of the new leasing standard described in Note 3.2 had the following impact on the segment disclosures in the current year:

	Adjusted EBITDA - continuing operations	Interest	Depreciation	Assets	Liabilities
	(US$’000)
Customer management	11,194	3,690	9,842	60,290	62,476
Customer acquisition	526	331	444	4,209	4,437
Total	11,720	4,021	10,286	64,499	66,913
25.9	Subsequent Events

Following the disposal on June 26, 2019 of Etelequote Limited, as detailed in Note 30.3, the Group has integrated its remaining Customer Acquisition operations with its Customer Management operations, such that in the period ending June 30, 2020, the Group no longer considers these to be discrete operating segments. Accordingly, the Group expects to report its results for future periods on a single segment basis.

26.	Payroll and related costs

Expenses recognized for employee benefits are analyzed below:

	June 30, 2019	June 30, 2018
	(US$’000)
Salaries and other employee costs	216,617	213,252
Social security and other taxes	37,333	38,457
Retirement - contribution plan	513	906
Pensions - defined benefit scheme	129	310
Total payroll and related costs	254,592	252,925

Payroll and related costs from discontinued operations	22,182	14,380

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

26.1	Remuneration of Key Management Personnel

The key management personnel include the directors.

	June 30, 2019	June 30, 2018
	(US$’000)
Salaries and other employee costs	566	1,684
Share - based payments	760	3,099
Total remuneration of key management personnel	1,326	4,783
27.	OTHER OPERATING COSTS
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Rent and utilities		6,272	16,868
Communication		7,546	8,175
Maintenance, repairs and improvements		11,956	9,534
Traveling and entertainment		10,378	9,690
Insurance		1,731	1,556
Legal and professional expenses	27.1	9,241	7,274
Allowance for trade receivables		237	575
Others		6,763	4,753
Other Operating Costs		54,124	58,425

Other Operating costs from discontinued operations		3,241	3,581
27.1	This includes non-recurring legal expenses (including settlements) of $4.2 million for the year ended June 30, 2019 and $1.6 million and listing costs of $1.4 million for the year ended June 30, 2018.
28.	WARRANT

On November 13, 2017, as amended on April 30, 2018 and December 28, 2018 the Group issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant to acquire approximately 1,429,303 of our Series B Preference Shares and approximately 14,437.4049 of our Series C Preference Shares, totaling 1,443,740 shares, representing 10.0% of our equity on a fully diluted and as-converted basis as of the date of issuance of the warrant. The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to the initial public offering per share in this offering.

The Series B and C Preference shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

the warrant will become fully vested when a cumulative total of $600.0 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to:

•	If, prior to June 30, 2018, no qualified IPO or qualified valuation event (each as defined in the warrant) occurs, the price will be $15.00,
•	If a neither a qualified IPO not a qualified valuation event has occurred on or prior to June 30, 2018, but a qualified IPO or an M&A event occurs after June 30, 2018 but on or prior to December 31, 2019, the exercise price would be the lower of (i) $15.00 and (ii) as applicable: (x) the price established in respect of such IPO; or (y) 85% of the price per warrant share implied by the M&A event.

The common shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).

On March 16, 2018, the Company effected a reverse stock split which had an impact on employee stock option plans as well as the warrants associated with the Amazon warrant. As a result of the stock split, the number of common shares subject to the warrant was reduced based on the original agreement from 1,611,944 to 1,443,740 as per the amended agreement.

The exercise price and the number of shares issuable upon exercise of the warrant are subject to customary anti-dilution adjustments.

Amazon is entitled to customary shelf and piggy-back registration rights with respect to the shares issued upon exercise of the warrant. Amazon may not transfer the warrant except to a wholly-owned subsidiary of Amazon.

The Group opted to use the Monte Carlo simulation for calculating the value of the warrants at June 2019 and June 2018. The use of the Monte Carlo Simulation is appropriate for stock warrants where the complexity of the option may lend itself to outcomes based upon multiple different scenarios.

The Company estimated the fair value of warrants on the date of the grant (December 2017) at $6.935 using the Black Scholes valuation model. The model also requires the use of certain other estimates and assumptions that affect the reported amount of share-based payments cost recognized in the profit or loss:

Expected term

The expected term of options granted is ten years starting November 13, 2017, and ending November 12, 2027.

Volatility

Management used average volatility of comparable listed companies as 35.6%.

Expected dividends

The expected average dividend yield is 0% for the fiscal year ended June 30, 2019. The Holding Company does not expect to pay any dividends in the foreseeable future.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Risk-free rate

The risk-free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The average risk-free rate used for options granted during the twelve months ended June 30, 2019, was 2.40%.

There were no warrants cancelled or expired as of June 30, 2019. At June 30, 2019, 144,374 warrants were vested based on the agreed upon revenue criteria. The Company recorded an additional warrant asset and liability of $0.2 million in the year ended June 30, 2019.

Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at date of issue is $4.0 million (see Note 14).

In June 2018, the Company revalued the warrant liability to account for the change in the fair market value of the organization. The updated fair value of warrants on June 30, 2018 of $1.67 that is based on the Monte Carlo simulation. Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at June 30, 2018 is approximately $1.0 million (see Note 12).

In June 2019, the Company revalued the warrant liability to account for the change in the fair market value of the organization. The updated fair value of warrants on June 30, 2019 of $1.04 that is based on the Monte Carlo simulation. Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at June 30, 2019 is approximately $0.8 million.

Warrant asset

Upon inception of this partnership with Amazon, the Company recorded both the warrant asset and liability. The Warrant Asset was initially recorded as $4.3 million. The asset will amortize on a pro rata based on the revenues actually recognized. The Company recorded a reduction to revenue of approximately $0.7 million and $0.5 million in the year ended June 30, 2019 and June 30, 2018 respectively. The current balance of the warrant asset at June 30, 2019 is $3.3 million ($3.8 million at June 30, 2018).

Fair value hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

•	Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative.
•	Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.
•	Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market – observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Given these guidelines, the warrant liability associated with Amazon would be classified as a Level 3 liability.

29.	RECONCILIATION OF PROFIT / LOSS BEFORE TAX
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Net profit / (loss) after tax		10,965	(15,881)
Income tax expense / (benefit) from continued operations	18	3,615	(108)
Income tax expense from discontinued operations	30.3	4,830	54
Total income / (loss) before taxation		19,410	(15,935)
30.	HOLDING COMPANY INDIRECT SUBSIDIARIES

The following entities are indirect subsidiaries of the Holding Company through IBEX Global Limited:

			Ownership %
Description	Location	Nature of Business	2019	2018
IBEX Global Solutions Limited	England	Holding company	100%	100%
IBEX Global Bermuda Limited	Bermuda	Call center	100%	100%
Lovercius Consultants Limited	Cyprus	Call center	100%	100%
IBEX Global Europe S.a.r.l.	Luxembourg	Tech support services	100%	100%
IBEX Global ROHQ	Philippines	Regional HQ	100%	100%
TRG Customer Solutions Inc. (TRG CS) (dba as IBEX Global Solutions)	USA	Call center	100%	100%
TRG Customer Solutions (Canada), Inc.	Canada	Call center	100%	100%
TRG Marketing Solutions Limited	England	Call center	100%	100%
Virtual World (Private) Limited	Pakistan	Call center	100%	100%
IBEX Philippines, Inc.	Philippines	Call center	100%	100%
IBEX Global Solutions (Philippines) Inc.	Philippines	Call center	100%	100%
TRG Customer Solutions (Philippines) Inc.	Philippines	Call center	100%	100%
IBEX Customer Solutions Senegal S.A. (formerly TRG Senegal SA.)	Senegal	Call center	100%	100%
IBEX Global Solutions (Private) Limited	Pakistan	Call center	100%	100%
IBEX Global MENA FZE	Dubai	Call center	100%	100%
IBEX I.P. Holdings Ireland Limited	Ireland	Holding company	100%	100%
IBEX Global Bermuda Limited	Bermuda	Call center	100%	100%
IBEX Global Solutions Nicaragua SA	Nicaragua	Call center	100%	100%
IBEX Global St. Lucia Limited	St. Lucia	Holding company	100%	100%
IBEX Global Jamaica Limited	Jamaica	Call center	100%	100%
IBEX Global Solutions France SARL	France	Call center	100%	100%

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

The following entities are indirect subsidiaries of the Holding Company through DGS Limited:

			Ownership %
Description	Nature of Business	Location	2019	2018
Digital Globe Services, Inc.	USA	Internet marketing for residential cable services	100%	100%
Telsat Online, Inc.	USA	Internet marketing for non - cable telco services	100%	100%
DGS Worldwide Marketing Limited	Cyprus	Holding company and global marketing	100%	100%
DGS (Pvt.) Limited	Pakistan	Call center and support services	100%	100%
DGS EDU LLC	USA	Internet marketing for the education industry	100%	100%
DGS Auto LLC	USA	Motor vehicle licensing	100%	100%
7 Degrees LLC	USA	Digital marketing agency	100%	100%

The following entity is a Joint venture of the Holding Company:

			Ownership %
Description	Location	Nature of Business	2019	2018
Lakeball LLC (Note 7)	USA	Internet Marketing for commercial cable services	47.5%	47.5%
30.1	TRGI delisted IBEX and DGS from the Alternative Investment Market (“AIM”) London Stock Exchange by making a tender offer and acquiring 9,823,288 shares in Digital Globe Services Limited in November 2016 and 11,439,642 shares in IBEX Global Solutions Limited in December 2016.
30.2	On February 1, 2019, a subsidiary, Digital Globe Services, Inc.(“DGS Inc.”), agreed with a third party purchaser to sell the assets of DGS EDU, LLC for $0.4 million of which 50% of the proceeds, or $0.2 million, was paid in cash and the remainder was established as a promissory note between the purchaser and DGS Inc.

The Group did not consider the sale of assets of DGS EDU, LLC as discontinued operation for the year ended June 30, 2019 as it does not represent a separate major line of business or geographical area of operations to the Group.

The gain on the sale of assets is recognized in the amount of $0.2 million.

The terms of promissory note are as follows:

•	Maturity Date: February 2020
•	Interest Rate: 8% compounded monthly
•	Payment: No less than the greater of:
○	the accrued but unpaid interest as of the monthly payment date; or
○	75% of the total receivables actually collected by the purchaser on all accounts arising from DGS Edu, LLC in the month prior to the due date of the monthly payment.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

In addition, DGS Inc, agreed to a transition services agreement commencing on February 2019 for 12 months thereafter.

30.3	On June 26, 2019, the Group transferred 7,813,493 ordinary shares par value $0.0001 per share of Etelequote Limited to its majority shareholder, The Resource Group International Limited. In consideration of the share transfer, TRGI has agreed to waive $47.9 million of the $86.2 million in aggregate preference amount to which the Series C Preference Shares held by it are entitled upon a voluntary or involuntary liquidation, dissolution or winding up, being an amount equal to the purchase price for the share transfer. Such Series C Preference Shares are therefore entitled to receive in preference $38.3 million of any proceeds from a voluntary or involuntary liquidation, dissolution or winding up after Series A holders and Series B holders receive their respective entitlements.

The Group considered Etelequote Limited to be a discontinued operation for the period ended June 30, 2019 as it represents a separate major line of business to the Group. The following table shows the major classes of assets and liabilities of the Group’s discontinued operation at June 26, 2019.

As of June 26, 2019
(US$’000)
Assets
Property and equipment and Intangibles	9,463
Renewal receivables	72,183
Trade and other receivables	1,129
Cash and cash equivalents	3,554
Total assets	86,329

Liabilities
Borrowings & Financing	43,431
Trade and other payables	9,977
Related party loans	—
Other Liabilities	5,327
Total liabilities	58,735

Net Assets	27,594

The net assets of $27.6 million on transfer of shares of Etelequote Limited are recognized in the statement of changes in equity as a transaction with owners. As explained in Note 12.1, however, the dividend has not been declared as of June 30, 2019, as such the dividend waiver of $47.9 million described above has not been recognized in the consolidated financial statements upon deconsolidation of Eteleqoute Limited.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Result of discontinued operations:

	June 30, 2019	June 30, 2018
	(US$’000)
Revenue	64,740	34,871
Other operating income	2,923	1,487

Payroll and related costs	22,182	14,380
Share-based payments	875	1,299
Reseller commission and lead expenses	14,467	9,683
Depreciation and amortization	910	237
Other operating costs	3,241	3,581
Income from operations	25,988	7,178

Finance expenses	(5,674)	(2,243)
Income before taxation	20,314	4,935

Income tax expense	(4,830)	(54)
Net income for the period from discontinued operations net of tax	15,484	4,881

Statement of cash flows

The statement of cash flows includes the following amounts relating to discontinued operations:

	June 30, 2019	June 30, 2018
	(US$’000)
Operating activities	(13,396)	(7,208)
Investing activities	(867)	(158)
Financing activities	12,720	4,709
Net cash flow from discontinued operations	(1,543)	(2,657)

Earnings per share of discontinued operations:

As the income from discontinued operations for the year ended June 30, 2019, and June 30, 2018, did not exceed the value of the preferred participation rights attaching to the Series A, B and C preferred convertible shares, the income/loss attributable to the ordinary shareholders of the Company has been assessed as $0.

30.4	These consolidated financial statements were authorized for issue by the CEO of IBEX Limited on behalf of the Board of Directors of IBEX Limited, on December 20, 2019.

Common Shares

         Shares

IBEX LIMITED

Preliminary Prospectus

Baird

Through and including          , 2020 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

         , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

We are a Bermuda exempted company. The Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. The Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act. We have adopted provisions in our bye-laws that provide that we shall indemnify our officers, directors, resident representative and members of board committees out of the funds of the company from and against all civil liabilities, loss, damage, or expense incurred or suffered by him or her as our director, officer, resident representative or committee member, and indemnity extends to any person acting as our director, officer, resident representative or committee member, in the reasonable belief that he or she has been so appointed or elected notwithstanding any defect in such appointment or election. Such indemnity shall not extend to any matter which would render it void pursuant to the Companies Act.

Our policy is to enter into indemnification agreements with our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such person in any action or proceeding arising out of such person’s service as one of our directors or executive officers.

The Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him or her in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. Our bye-laws provide that we may maintain insurance for the benefit of any directors, alternate directors, officers, persons or member of a committee authorized under our bye-laws, employees or resident representative of the company in respect of any liability that may be incurred by them or any of them howsoever arising in connection with their respective duties or supposed duties to us. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.

We will enter into an underwriting agreement in connection with this offering, which will provide for indemnification in limited circumstances by the underwriters of us, our officers and directors, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act.

Item 7.	Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) of the Securities Act regarding transactions not involving a public offering. No underwriters, underwriting discounts or commissions, or any public offerings were involved in these issuances of securities. We believe that our issuances of share awards to our employees, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act.

During the fiscal year ended June 30, 2017, in connection with certain reorganization transactions, we issued a total of 10,394,934 common shares of par value $0.000111650536 each to our largest shareholder, The Resource Group

International Limited, or TRGI, in return for its investments in IBEX Limited, IBEX Global Limited, DGS Limited and Etelequote Limited; in addition, TRGI made a cash contribution of $190,000 as additional paid-in capital. As noted below, 4,254,221 of these common shares were subsequently redesignated into convertible preference shares with the same par value of $0.000111650536 per share.

We further issued 322,599 common shares to Mr. Jeffrey Cox, president of IBEX Digital, in return for his equity interest in DGS Limited; and 478,115 common shares to Mr. Anthony Solazzo, chief executive officer of IBEX Insurance, in return for his equity interest in Etelequote Plc.

On June 20, 2017, we redesignated 4,254,221 common shares held by TRGI into convertible preference shares at a price of $0.000111650536 per share.

On December 22, 2017, all of our predecessor stock options and stock option plans were cancelled. From December 22, 2017 through and including December 31, 2017, we issued an aggregate of 1,778,569 stock options under the 2017 IBEX Plan. On February 28, 2018, we issued 403,406 additional stock options under the 2017 IBEX plan.

On February 23, 2018, we granted 105,546 phantom stock options under the Phantom Stock Plans. On March 1, 2018, we granted 77,129 phantom stock options under the Phantom Stock Plans.

Amazon Warrant

On November 13, 2017, we issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant, which was amended on April 30, 2018 and December 28, 2018, to acquire approximately 1,429,303 of our Series B preferred shares and approximately 14,437 of our Series C preferred shares (representing a total of 1,443,740 common shares on an as-converted basis), or 10.0% of our equity, on a fully diluted and as-converted basis as of the date of issuance of the warrant.

The shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600.0 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).

The common shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).

The exercise price and the number of shares issuable upon exercise of the warrant are subject to customary anti-dilution adjustments.

Amazon is entitled to customary shelf and piggy-back registration rights with respect to the shares issued upon exercise of the warrant. Amazon may not transfer the warrant except to a wholly-owned subsidiary of Amazon.

2018 Restricted Stock Plan

On December 28, 2018, our board of directors approved the 2018 Restricted Stock Plan (“2018 Restricted Stock Plan”). On December 28, 2018, we issued 2,375,173 shares of restricted stock under the 2018 Restricted Stock Plan.

Conversions

On December 28, 2018, in connection with certain amendments to our equity capital structure:

•	322,599 common shares held by Mr. Jeffrey Cox were converted into 319,373.4456 Series B shares and 3,225.9944 Series C preferred shares.
•	478,115 common shares held by Mr. Anthony Solazzo were converted into 473,333.8797 Series B shares and 4,781.1503 Series C preferred shares.
•	6,140,713 common shares and 4,254,221.39 preference shares held by TRGI were converted into 1.0000 Series A share, 10,290,984.0561 Series B shares and 103,949.3339 Series C preferred shares.
Item 8.	Exhibits and Financial Statement Schedules.
(a)	The following exhibits are filed as part of this Registration Statement:
Exhibit Number	Description
1.1***	Form of Underwriting Agreement.
3.1	Memorandum of Association.
3.2	Bye-laws.
3.3	Form of Amended and Restated Bye-laws to be effective upon the closing of this offering.
3.4	Amended and Restated Certificate of Designation, Preferences and Rights of Convertible Preference Shares.
3.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preference Shares
3.6	Certificate of Designation, Preferences and Rights of Series B Convertible Preference Shares
3.7	Certificate of Designation, Preferences and Rights of Series C Convertible Preference Shares
5.1***	Opinion of ASW Law Limited, Bermuda counsel to the Registrant, as to the validity of the common shares being offered.
8.1***	Opinion of ASW Law Limited, Bermuda counsel to the Registrant, as to certain Bermuda tax matters.
8.2***	Opinion of DLA Piper LLP (US), U.S. counsel to the Registrant, as to certain U.S. tax matters.
10.1	Registration Rights Agreement, dated as of September 15, 2017, by and between IBEX Limited and The Resource Group International Limited.
10.2	Stockholders’ Agreement, dated as of September 15, 2017, by and between IBEX Limited and The Resource Group International, Limited.
10.3**	Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.4	First Amendment, dated May 21, 2014, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.5	Second Amendment, dated October 2, 2014, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.6	Third Amendment, dated February 23, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.7	Fourth Amendment, dated June 19, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.8**	Fifth Amendment, dated June 26, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.9	Sixth Amendment, dated June 30, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.10	Seventh Amendment, dated November 7, 2016, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.

Exhibit Number	Description
10.11	Eighth Amendment, dated November 18, 2016, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.12	Ninth Amendment, dated January 22, 2018, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.13	Tenth Amendment, dated December 1, 2018, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.14	Eleventh Amendment, dated April 26, 2019, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.15	Twelfth Amendment, dated May 31, 2019, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.16**	Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce.
10.17**	First Amendment, dated March 31, 2016, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce
10.18**
Second Amendment, dated June 2, 2017, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce and 7 Degrees LLC

10.19**
Third Amendment, dated November 27, 2017, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce and 7 Degrees LLC

10.20**
Fourth Amendment, dated August 6, 2018, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce and 7 Degrees LLC

10.21
Fifth Amendment, dated January 31, 2019, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, 7 Degrees LLC and Heritage Bank of Commerce

10.22**	Sixth Amendment, dated March 18, 2019, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., 7 Degrees LLC and Heritage Bank of Commerce
10.23**	Letter Agreement (Interest Rate Swap), dated June 7, 2019, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.24	Letter Agreement (Interest Rate Swap), dated June 7, 2019, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.25	Supplemental Debenture, dated November 11, 2018, issued to First Global Bank Limited
10.26	Second Supplemental Debenture, dated January 24, 2019, issued to First Global Bank Limited
10.27	Share Transfer and Exchange Agreement, dated June 28, 2017, by and among The Resource Group International Limited, Etelequote Plc., Anthony Solazzo and Forward March Limited.
10.28**	Share Transfer and Exchange, dated June 28, 2017, by and among Forward March Limited, DGS Limited and Jeffrey Cox.
10.29**	Profit Share Agreement, dated June 30, 2016, by and between Jeffrey Cox and DGS Ltd.
10.30	First Amendment, dated November 1, 2017, to the Profit Share Agreement, dated June 30, 2016, by and between Jeffrey Cox and DGS Ltd.
10.31	Profit Share Agreement, dated June 30, 2019, by and between Jeffrey Cox and DGS Ltd.
10.32**	Share Sale and Purchase Agreement, dated June 26, 2019, by and between IBEX Holdings Limited and The Resource Group International Limited
10.33	IBEX Holdings Limited Amended 2017 Stock Plan
10.34	IBEX Holdings Limited 2018 Restricted Share Plan

Exhibit Number	Description
10.35	IBEX Holdings Limited UK Sub-Plan of the 2018 Restricted Share Plan
10.36***	Second Amended and Restated Warrant, dated November 13, 2017, issued to Amazon.com NV Investment Holdings LLC (amended December 28, 2018)
10.37	Form of director agreement.
10.38	Form of executive employment agreement.
10.39	Form of director indemnification agreement.
21.1***	Subsidiaries of IBEX Limited.
23.1***	Consent of BDO LLP, independent registered public accounting firm.
23.2***	Consent of ASW Law Limited (included in Exhibit 5.1).
23.3***	Consent of ASW Law Limited (included in Exhibit 8.1).
23.4***	Consent of DLA Piper LLP (US) (included in Exhibit 8.2).
24.1***	Powers of Attorney (included in the signature pages hereto).
*	Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.
**	Certain schedules and exhibits to this agreement have been omitted purusant to Item 601(a)(5) of Registration S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.
***	To be filed by amendment.
Item 9.	Undertakings.
(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)	The undersigned registrant hereby undertakes that:
(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on the           day of 2019.

By:
Name:	Robert Dechant
Title:	Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Dechant and Karl Gabel, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement (including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting along, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

Chief Executive Officer (Principal Executive Officer)
Robert Dechant

Chief Financial Officer (Principal Financial and Accounting Officer)
Karl Gabel

Mohammed Khaishgi	Chairman

Daniella Ballou-Aares	Director

John Jones	Director

Shuja Keen	Director

John Leone	Director

Rebecca Vernon	Director

Authorized Representative in the United States:

By:
Name:	Robert Dechant
Title:	Chief Executive Officer